Pursuant to Rule 424(b)(4)
Registration file no. 333-187472

Prospectus

23,250,000 shares

CDW Corporation

Common stock

This is an initial public offering of shares of common stock of CDW Corporation. We are offering 23,250,000 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. Our shares have been approved for listing on the NASDAQ Global Select Market under the symbol “CDW.”

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 18.

	Per share	Total
Initial public offering price	$17.00	$395,250,000
Underwriting discounts and commissions (1)	$0.935	$21,738,750
Proceeds to CDW, before expenses	$16.065	$373,511,250

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

The underwriters have an option to purchase up to 3,487,500 additional shares from us to cover overallotments, if any. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Delivery of the shares of common stock will be made on or about July 2, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	Barclays	Goldman, Sachs & Co.

Deutsche Bank Securities		Morgan Stanley

Baird		Raymond James

William Blair	Needham & Company	Stifel

Loop Capital Markets		The Williams Capital Group, L.P.

June 26, 2013

Helping customers navigate an increasingly complex IT market.

CLOUD COMPUTING
DATA CENTER
SECURITY
MOBILITY
NETWORKING
COLLABORATION
SERVICES

CDW PEOPLE WHO GET IT™

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Trademarks and service marks

This prospectus includes our trademarks such as “CDW,” which are protected under applicable intellectual property laws and are the property of CDW Corporation or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

ii

Prospectus summary

This summary highlights information contained in greater detail elsewhere in this prospectus. You should carefully read the entire prospectus, including the section entitled “Risk factors” and the consolidated financial statements and notes related to those statements included elsewhere in this prospectus, before deciding to invest in our common stock. Unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “the Company,” “CDW” and other similar terms refer to the business of CDW Corporation and its consolidated subsidiaries.

Our business

Our company

CDW is a Fortune 500 company and a leading provider of integrated information technology (“IT”) solutions in the U.S. and Canada. We help our customer base of more than 250,000 small, medium and large business, government, education and healthcare customers by delivering critical solutions to their increasingly complex IT needs. Our broad array of offerings range from discrete hardware and software products to integrated IT solutions such as mobility, security, data center optimization, cloud computing, virtualization and collaboration. We are technology “agnostic,” with a product portfolio that includes more than 100,000 products from more than 1,000 brands. We provide our products and solutions through our sales force and service delivery teams consisting of more than 4,300 coworkers, including over 1,700 field sellers, highly skilled technology specialists and advanced service delivery engineers.

Our sales growth has historically outpaced U.S. IT spending growth. From 2002 to 2012, we grew our net sales at a compound annual growth rate (“CAGR”) of 9.0%, while U.S. IT spending and U.S. real GDP grew at CAGRs of only 4.3% and 1.6%, respectively, according to International Data Corporation (“IDC”) and the Bureau of Economic Analysis, respectively.

We are a leading U.S. sales channel partner for many original equipment manufacturers (“OEMs”) and software publishers (collectively, our “vendor partners”), whose products we sell or include in the solutions we offer. We believe we are an important extension of our vendor partners’ sales and marketing capabilities, providing them with a cost-effective way to reach customers and deliver a consistent brand experience through our established end-market coverage and extensive customer access.

We provide value to our customers by simplifying the complexities of technology across design, selection, procurement, integration and management. Our goal is to have our customers, regardless of their size, view us as an indispensable extension of their IT staffs. We seek to achieve this goal by providing our customers with superior service through our large and experienced sales force and service delivery teams. Our multi-brand offering approach enables us to identify the products or combination of products that best address each customer’s specific organizational IT requirements and to evolve our offerings as new technologies develop.

We believe we offer the following value proposition to our customers and our vendor partners:

Our value proposition to our customers	Our value proposition to our vendor partners

• Broad selection of products and multi-branded IT solutions

• Value-added services with integration capabilities

• Highly skilled specialists and engineers

• Solutions across a very broad IT landscape

• Access to over 250,000 customers throughout the U.S. and Canada

• Large and established customer channels

• Strong distribution and implementation capabilities

• Value-added solutions and marketing programs that generate end-user demand

Our customers include private sector businesses that typically employ fewer than 5,000 employees, government agencies and educational and healthcare institutions. We serve our customers through channel-specific sales teams and service delivery teams with extensive technical skills and knowledge of the specific markets they serve. This market segmentation allows us to customize our offerings and to provide enhanced expertise in designing and implementing IT solutions for our customers. We currently have five dedicated customer channels: medium/large business, small business, government, education and healthcare, each of which generated over $1 billion in net sales in 2012. The scale and diversity of our customer channels provide us with multiple avenues for growth and a balanced customer base to weather economic and technology cycles. For example, from 2008 through 2010, a period that included the recent financial crisis, sales to our government and education customers grew while sales to our medium/large business and small business customers held steady or experienced only slight growth. In contrast, since 2010, our medium/large business and small business channels have experienced significantly stronger growth relative to our government and education channels. Our healthcare channel experienced strong growth during both periods.

The following table provides information regarding our reportable segments and our customer channels:

	Corporate segment		Public segment
Customer Channels	Medium/large business	Small business	Government	Education	Healthcare	Other

Target Customers	100 - 5,000 employees	10 - 100 employees	Various federal, state and local agencies	Higher education and K-12	Hospitals, ambulatory service providers and long-term care facilities	Advanced services customers plus Canada
2012 Net Sales (in billions)	$4.4	$1.1	$1.4	$1.2	$1.4	$0.6
2010-2012 CAGR	7%	5%	1%	0%	20%	21%
2008-2010 CAGR	0%	1%	11%	8%	15%	12%

We offer over 1,000 brands, from well-established companies such as APC, Apple, Cisco, EMC, Hewlett-Packard, IBM, Lenovo, Microsoft, NetApp, Symantec and VMware, to emerging vendor partners such as Drobo, Fusion-io, Meraki, Nimble Storage, Salesforce.com, Sophos and Splunk. In 2012, we generated over $1 billion of revenue for each of three of our vendor partners and over $100 million of revenue for each of 12 other vendor partners. We have received the highest level of certification from major vendor partners, such as Cisco, EMC and Microsoft, which reflects the extensive product and solution knowledge and capabilities that we bring to our customers’ IT challenges. These certifications also provide us with access to favorable pricing, tools and resources, including vendor incentive programs, which we use to provide additional value to our customers. Our vendor partners also regularly recognize us with top awards and select us to develop and grow new customer solutions.

In 2012, our net sales, Adjusted EBITDA, net income and non-GAAP net income were $10.1 billion, $767 million, $119 million and $247 million, respectively. For the three months ended March 31, 2013, our net sales, Adjusted EBITDA and non-GAAP net income were $2.4 billion, $179 million and $56.3 million, respectively. Adjusted EBITDA and non-GAAP net income are non-GAAP financial measures. See “Summary consolidated financial information” for the definitions of Adjusted EBITDA and non-GAAP net income, the reasons for their inclusion and a reconciliation to net (loss) income.

Our market

We operate in the U.S. and Canadian IT market, which is a large and growing market. According to IDC, the overall U.S. IT market generated approximately $630 billion in sales in 2012. We believe our addressable market in the U.S. in the indirect sales channel represents more than $200 billion in annual sales and for the year ended December 31, 2012, our U.S. net sales of $9.7 billion represented approximately 5% of that highly diverse and fragmented market. According to IDC, the overall Canadian IT market generated approximately $50 billion in sales in 2012. We believe our addressable market in Canada in the indirect sales channel represents nearly $10 billion in annual sales and for the year ended December 31, 2012, our net sales of $445 million in Canada represented approximately 5% of that market. We believe we have the largest market share in our addressable market, with our 2012 net sales exceeding the cumulative North American net sales of our five largest publicly traded sales channel competitors, based upon publicly available information for those companies. New technologies, including cloud, virtualization and mobility, coupled with the resulting increase in demand for data as well as aging infrastructure, are increasingly requiring businesses and institutions to seek integrated solutions to their IT needs. We expect this trend to continue for the foreseeable future, with end-user demand for business efficiency and productivity driving future IT spending growth.

The table below shows the estimated 2012 annual sales within the IT market and expected growth rates of certain technology solutions that we provide within our addressable market, each of which is expected to grow at a rate faster than both the U.S. IT market and our addressable market:

(dollars in billions)	2012E	CAGR 2012E-2015E

Public Cloud(1)	$20.6	13%
Security(2)	21.3	9
Mobility(3)	3.4	39
Virtualization(4)	1.8	11
Managed Services(5)	46.2	11
Collaboration(6)	5.3	6

(1)	Gartner, “Forecast: IT Services, 2010-2016, 4Q12 Update,” Cloud Services and Applications Outsourcing (December 2012) (U.S.)

(2)	Gartner, “Forecast: Information Security, Worldwide, 2010-2016, 4Q12 Update” (January 2013) (U.S.)

(3)	Gartner, “Managed Mobility Services” (March 2013) (US); “Forecast: Tablets and Ultramobiles, Worldwide, 2010-2016, 4Q12 Update,” Business Tablets and Ultramobiles (December 2012) (U.S.)

(4)	Gartner, “Forecast: Enterprise Software Markets, Worldwide, 2011-2016,” Virtualization Infrastructure Software (December 2012) (U.S.)

(5)	Gartner, “Forecast: IT Services 2010-2016, 4Q12 Update,” Colocation, Hosting, Data Center Outsourcing (December 2012) (U.S.)

(6)	Gartner, “Forecast: Enterprise Unified Communications Infrastructure, Worldwide, 2009-2016,” Unified Communications Ready Enterprise Infrastructure (March 2013) (North America)

IDC estimates that 59% of U.S. IT revenues are generated through indirect channels, including value-added resellers (“VARs”), retailers and e-tailers, rather than the direct sales forces of OEMs and software publishers. We purchase products directly from our vendor partners, as well as from wholesale distributors, for resale to our customers or for inclusion in the solutions we offer. Wholesale distributors, such as Arrow, Avnet, Ingram Micro, SYNNEX and Tech Data, provide logistics management and supply-chain services for us and our vendor partners but, unlike CDW, typically do not have relationships with end-users in the U.S.

The charts below depict the current principal sales channels for vendors in the IT market and our estimate of our market-leading share of our addressable market in the U.S.:

Our history

CDW was founded in 1984. We were a public company from 1993 until October 2007, when we were acquired by newly formed entities controlled by Madison Dearborn Partners (“Madison Dearborn”) and Providence Equity Partners (“Providence Equity,” and together with Madison Dearborn, the “Sponsors”) in a transaction valued at approximately $7.4 billion (the “Acquisition”).

Since our inception, our company has exhibited a strong culture of customer service while operating with a lean, highly efficient cost structure. Over the past ten years, we have grown our sales twice as fast as the overall U.S. IT market and maintained strong operating profitability across economic cycles. Most of our growth has been organic, driven largely by our strong execution as well as through our effective market segmentation. Over the years, we have been able to identify attractive growth opportunities, dedicate resources to them and execute on our strategy to capture above-market growth. For example, in 2005, we launched a sales team for our healthcare customer channel, which has since grown to represent over $1.4 billion in net sales in 2012. Our last acquisition was in 2006, when we acquired Berbee Information Networks Corporation, a regional provider of technology products, solutions and customized engineering services in advanced technologies. We leveraged this acquisition to significantly enhance our ability to deliver advanced solutions throughout the U.S. and Canada, adding approximately 675 specialists, field sellers and engineers since the time of the acquisition to further enhance these capabilities.

Since the Acquisition, we have continued to expand our customer footprint, breadth of products and solutions and developed stronger and deeper relationships with a greater number of our vendor partners. We increased our net sales from approximately $8 billion in 2008 to more than $10 billion in 2012, and increased our Adjusted EBITDA by 34% during that period.

We have increased our focus as an IT solutions provider and further diversified our business. We have become more efficient and have continued to improve our coworker productivity, improving our net sales per coworker from $1.22 million in 2008 to $1.50 million in 2012. We have also substantially reduced our leverage through debt reduction and improvement in our Adjusted EBITDA, and will further reduce our leverage as a result of this offering.

Our competitive strengths

We believe the following strengths have contributed to our success and enabled us to become an important strategic partner for both our customers and our vendor partners:

Significant scale and scope

•

Breadth of solutions:    We are able to provide our customers with a selection of over 100,000 products from over 1,000 brands and a multitude of advanced technology solutions. We are technology “agnostic,” which we believe better enables us to meet our customers’ evolving IT needs. We have leveraged our scale to provide a high level of customer service and a breadth of technology options, making it easy for customers to do business with us.

•

Extensive reach:    We have a large sales organization, providing our vendor partners access to over 250,000 customers. Our extensive reach allows us to provide customers with local, on-site support, while at the same time providing them with the strength and consistency of a large and established organization. We believe this flexibility is particularly important to our customers with multiple geographically-dispersed locations. By engaging with a single IT solutions provider, customers can improve overall efficiency and effectiveness through the use of one set of standards across multiple locations and control costs through centralized purchasing.

•

Operational cost efficiencies:    Our scale provides us with operational cost efficiencies across our organization, including purchasing, operations, IT, sales, marketing and other support functions. Our scale also enables us to negotiate volume discounts and other incentives from our vendor partners. We leverage these advantages to provide cost-efficient service to our customers.

•	Distribution advantages: Our scale allows us to maintain two modern distribution centers with sufficient capacity to support future growth. Our distribution capabilities enable us to provide effective and efficient inventory management and configuration services and operate a flexible procurement and fulfillment model, which we believe further distinguishes us from our competitors.

Performance-driven coworker culture

Our steadfast focus on serving our customers and investing in our coworkers has fostered a strong, entrepreneurial “make it happen” culture. Since our founding, we have adhered to a core philosophy known as the Circle of Service, which places the customer at the center of all of our actions. Our compensation structure is a key component of our performance-driven culture, with a significant portion of compensation based on performance. Our senior management’s incentive compensation is based on both market share gains and our overall financial performance, and our account managers’ incentive compensation is based on the gross profit they generate. In addition, we have consistently and cost-effectively invested in our coworkers by providing extensive coworker training, supplying our coworkers with resources that contribute to their success, and offering them career development and advancement opportunities. This consistent focus on customers and coworkers has created a customer-centric, highly engaged coworker base. We believe this philosophy ultimately benefits our customers and fosters long-term customer loyalty.

Large and knowledgeable direct selling organization

We have a large and highly experienced sales force providing multi-brand solutions throughout the U.S. and Canada. Our sales force and service delivery team consists of more than 4,300 coworkers, including more than 2,800 account managers and field sellers. We believe our success is due in part to the strength of our account managers’ dedicated relationships with customers that are developed by frequently calling on existing and new customers, providing advice on products, responding to customer inquiries and developing solutions to our customers’ complex technology needs. The deep industry knowledge of our dedicated sales, marketing and support resources within each of our customer channels allows us to understand and solve the unique challenges and evolving IT needs of our customers.

Highly skilled technology specialists and engineers focused on delivering solutions

We have nearly 1,400 highly skilled technology specialists and engineers supporting solutions such as mobility, security, data center optimization, cloud computing, virtualization and collaboration. These individuals bring deep product and solution knowledge and experience to the technology challenges of our customers. We believe our technology specialists and engineers, who work with customers and our sales force to design, select, integrate and manage solutions, are a critical resource and differentiator for us as we seek to continue to expand our offerings of value-added services and solutions. We believe that the knowledge and experience that our technology specialists and engineers bring to our customers’ needs allow us to pursue the expected higher growth opportunities from solutions offerings.

Large and established customer channels

We have five customer channels each accounting for more than $1 billion of our net sales in 2012 that provide us with the scale to offer channel- and industry-specific solutions to our customers.

Our specialized sales resources and targeted solutions enable us to better meet our customers’ evolving IT needs. In addition, the diversity of our customer channels provides us multiple avenues for growth and a balanced customer base, which enable us to better weather economic and technology cycles.

Strong, established vendor partner relationships

We believe that our strong vendor partner relationships differentiate us from other technology solutions providers. We are the largest U.S. sales channel partner for many of our vendor partners. We believe this makes us an important extension of their own sales and marketing capabilities, providing them with a cost-effective route to market for their products. We are also able to provide valuable customer feedback to our vendor partners, which allows us to collaborate with our vendor partners to develop solutions to meet our customers’ changing and evolving needs.

Our growth strategies

We believe we are well-positioned for growth and have a multifaceted strategy that builds upon our scale, broad solutions offerings and our important role in delivering value for both our customers and vendor partners. We believe we can further enhance our position as a leading provider of integrated IT solutions and increase our revenues and operating profits by capitalizing on our competitive strengths and executing the following strategies:

Further penetrate core customer markets

We compete in a highly fragmented market and believe this fragmentation presents significant opportunities for us to increase our market share. We intend to maintain our focus on continuing to outpace our competitors in revenue growth in the markets we serve through increased “share of wallet” from existing customers and sales to new customers. We intend to accomplish this objective by:

•	leveraging our existing deep customer relationships to grow customer verticals;

•	continuing to focus on improvements in sales productivity and sales coverage in underpenetrated markets;

•	dedicating additional resources in high growth customer channels; and

•	leveraging our existing relationships with both established and emerging vendor partners.

Continue to expand solution offerings

Our customers increasingly need complex integrated solutions, including solutions involving mobility, security, data center optimization, cloud computing, virtualization and collaboration, all of which are expected to grow at rates faster than the overall U.S. IT market. We offer a broad set of solutions to capture these growth opportunities. We intend to continue to invest resources to expand and deepen the capabilities of our technology specialists and engineers in these solutions, as well as in other technologies as they emerge. We will also continue to evaluate our suite of solutions and expand the range of our solutions as new customer needs emerge. We will continue to seek to identify and develop close, mutually beneficial relationships with both well-established and emerging vendor partners who are likely to be leaders across new technologies.

Expand our services capabilities

As our customers’ needs for integrated solutions grow, we expect increased demand for our value-added services. We plan to continue to invest in resources and training for our technology specialists and services delivery coworkers to provide our customers with the expert advice and experience they need to make the most of their technology expenditures. We believe our services offerings have and will continue to create deeper relationships with our customers and create further opportunities to cross-sell our products.

Risk factors

Our business is subject to a number of risks. These risks include, but are not limited to, the following:

•

General economic conditions could negatively affect technology spending by our customers and put downward pressure on prices, which may have an adverse impact on our business, results of operations or cash flows.

•	Our business depends on our vendor partner relationships and the availability of their products.

•

Our sales are dependent on continued innovations in hardware and software offerings by our vendor partners, the competitiveness of their offerings and our ability to partner with new and emerging technology providers.

•	Substantial competition could reduce our market share and significantly harm our financial performance.

•

Our substantial indebtedness could impact our operating flexibility, competitive position compared to our less leveraged competitors and susceptibility to both general and industry-specific adverse economic conditions.

•	The Sponsors will have the ability to control significant corporate activities after the completion of this offering and their interests may not align with those of our other stockholders.

If these or any of the other risks described in the section entitled “Risk factors” were to occur, the market price of our common stock could decline and you may lose all or part of your original investment.

Sponsors

Madison Dearborn is a leading private equity investment firm based in Chicago, Illinois that has raised over $18 billion of equity capital. Since its formation in 1992, it has invested in approximately 125 companies across a broad spectrum of industries, including basic industries, business and government services, consumer, financial and transaction services, healthcare and telecom, media and technology services. Madison Dearborn’s objective is to invest in companies in partnership with outstanding management teams to achieve significant long-term appreciation in equity value.

Providence Equity is a leading global private equity firm focused on media, communications, education and information investments. Providence Equity manages funds with $28 billion of equity commitments and has invested in more than 130 companies over its 23-year history. Providence Equity is headquartered in Providence, Rhode Island and has offices in New York, London, Hong Kong, Beijing and New Delhi. Providence’s objective is to build extraordinary companies that will shape the future of the media, communications, education and information industries.

Corporate ownership

Currently, CDW Corporation is a wholly owned subsidiary of CDW Holdings LLC (“CDW Holdings”). Substantially all of the equity interests of CDW Holdings are owned by investment funds affiliated with the Sponsors, certain other co-investors and certain members of our current and former management. In connection with this offering, CDW Holdings will distribute all of its shares of CDW Corporation common stock to its existing members in accordance with their respective membership interests and pursuant to the terms of CDW Holdings’ limited liability company agreement and unitholders agreement. It is currently contemplated that CDW Holdings will be dissolved shortly following the distribution and the completion of this offering.

Recent developments

Term Loan Facility

On April 29, 2013, CDW LLC, a 100% owned subsidiary of CDW Corporation, entered into a new seven-year $1,350.0 million senior secured term loan facility (the “Term Loan Facility”). The Term Loan Facility replaces CDW LLC’s prior senior secured term loan facility (as amended, modified or supplemented from time to time, the “Prior Term Loan Facility,” and such refinancing transaction, the “2013 Term Loan Refinancing”). Borrowings under the Term Loan Facility bear interest at either (a) the alternate base rate (“ABR”) plus a margin or (b) LIBOR plus a margin; provided that for the purposes of the Term Loan Facility, LIBOR shall not be less than 1.00% per annum at any time. The margin is based upon a net leverage ratio as defined in the agreement governing the Term Loan Facility. The Term Loan Facility, among other things, (i) for ABR borrowings, reduces the range of applicable margins from 1.75%-3.00% to 1.25%-1.50%, (ii) for LIBOR borrowings, reduces the range of applicable margins from 2.75%-4.00% to 2.25%-2.50%, (iii) effectively extends the maturity of CDW LLC’s senior secured term loans from 2014 (in the case of non-extended loans under the Prior Term Loan Facility) and 2017 (in the case of extended loans under the Prior Term Loan Facility) to 2020, (iv) eliminates all hedging requirements, (v) provides for quarterly amortization equal to 0.25% of the principal amount of the Term Loan Facility, (vi) increases the maximum amount of new incremental term loan commitments from $300.0 million to $500.0 million, and (vii) eliminates the senior secured leverage ratio financial covenant. For a summary of the material terms of the Term Loan Facility, see “Description of certain indebtedness.”

Incremental Borrowings

Upon completion of this offering, we intend to borrow an additional $190.0 million under CDW LLC’s existing senior secured asset-based revolving credit facility (the “ABL Facility,” and together with the Term Loan Facility, the “Senior Credit Facilities”) or under an additional incremental term loan under the Term Loan Facility (the “Incremental Borrowings”). Our ability to incur the Incremental Borrowings is conditioned upon the completion of this offering. The terms governing the Incremental Borrowings, if incurred in the form of an incremental term loan, will be substantially the same as the terms governing the Term Loan Facility. See “Description of certain indebtedness—Senior credit facilities—Additional commitments.”

Redemptions

On May 31, 2013, we issued a conditional notice of redemption to the holders of the senior secured notes due 2018 (the “Senior Secured Notes”) notifying such holders that, subject to the completion of this offering, we will use a portion of the net proceeds received by us from this offering to exercise the right under the “equity clawback” provision in the indenture governing the Senior Secured Notes to redeem $175.0 million aggregate principal amount of Senior Secured Notes at a redemption price of 108.000% plus accrued and unpaid interest thereon to the date of redemption. We will use cash on hand or borrowings under the ABL Facility to pay such accrued and unpaid interest.

After and subject to the completion of this offering, we intend to issue an irrevocable notice of redemption to the holders of the senior subordinated exchange notes due 2017 (the “Senior Subordinated Notes”) notifying such holders that we will redeem $324.0 million aggregate principal amount of Senior Subordinated Notes at a redemption price of 106.268% plus accrued and unpaid interest thereon to the date of redemption. Specifically, we intend to use a portion of the net proceeds received by us from this offering to redeem $146.0 million aggregate principal amount of Senior Subordinated Notes and the Incremental Borrowings to redeem $178.0 million aggregate principal amount of Senior Subordinated Notes, in each case using cash on hand or borrowings under the ABL Facility to pay accrued and unpaid interest.

Corporate information

Our principal executive offices are located at 200 N. Milwaukee Avenue, Vernon Hills, Illinois 60061, and our telephone number at that address is (847) 465-6000. Our website is located at http://www.cdw.com. The information on our website is not part of this prospectus.

The offering

Common stock offered by us	23,250,000 shares

Common stock to be outstanding immediately after the offering	168,469,728 shares

Underwriters’ option to purchase additional shares	The underwriters have a 30-day option to purchase up to an additional 3,487,500 shares from us at the public offering price less underwriting discounts and commissions.

Use of proceeds	We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $368.6 million.

We intend to use a portion of the net proceeds received by us from this offering to exercise the right under the “equity clawback” provision in the indenture governing the Senior Secured Notes to redeem $175.0 million aggregate principal amount of Senior Secured Notes at a redemption price of 108.000% plus accrued and unpaid interest thereon to the date of redemption, using cash on hand or borrowings under the ABL Facility to pay such accrued and unpaid interest.

We intend to use a portion of the net proceeds received by us from this offering to redeem $146.0 million aggregate principal amount of the Senior Subordinated Notes at a redemption price of 106.268% plus accrued and unpaid interest thereon to the date of redemption, using cash on hand or borrowings under the ABL Facility to pay such accrued and unpaid interest.

We will use $24.4 million of the net proceeds received by us from this offering to make a one-time payment to affiliates of the Sponsors in connection with the termination of our management services agreement with such entities (the “Management Services Agreement”) as described in “Use of proceeds.”

Dividends	We expect to pay a quarterly cash dividend on our common stock of $0.0425 per share, or $0.17 per annum, commencing in the fourth quarter of 2013. The payment of such dividend in the fourth quarter of 2013 and any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions, any potential indebtedness we may incur, restrictions imposed by applicable law, tax considerations and other factors that our board of directors deems relevant. See “Risk factors—Risks related to our business—We have significant deferred cancellation of debt income” for a discussion of certain tax considerations that could impact our willingness to pay dividends in the future. In addition, our ability to pay dividends on our common stock will be limited by restrictions on our ability to pay dividends or make distributions to our stockholders and on the ability of our subsidiaries to pay dividends or make distributions to us, in each case, under the terms of our current and any future agreements governing our indebtedness. See “Description of certain indebtedness” for further information regarding the restrictions on our subsidiaries’ ability to pay dividends to us and make other distributions to us.

Symbol	Our shares have been approved for listing on the NASDAQ Global Select Market under the symbol “CDW.”

Risk factors	For a discussion of risks relating to our business, our indebtedness and ownership of our common stock, see “Risk factors.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after the completion of this offering:

•

gives effect to the reclassification of our Class A common stock and our Class B common stock into a single class of common stock and the subsequent 143.0299613-for-1 stock split of our common stock, both of which were effected on June 6, 2013;

•	assumes the distribution of shares of CDW Corporation held by CDW Holdings to its members and the subsequent dissolution of CDW Holdings;

•

excludes an aggregate of 11,700,000 shares of our common stock reserved for issuance under the new equity incentive plan we have adopted in connection with this offering, including (1) the shares of our common stock underlying the stock options to be issued under this plan to a limited number of holders of B Units of CDW Holdings with a participation threshold in excess of $0.01 in connection with the distribution of shares of common stock held by CDW Holdings and (2) restricted stock units to be granted to certain coworkers in connection with this offering; and

•	assumes no exercise by the underwriters of their option to purchase up to 3,487,500 additional shares from us.

Summary consolidated financial information

The following table sets forth our summary historical financial data and unaudited pro forma financial data for the periods ended and as of the dates indicated below. We have derived the summary historical financial data as of March 31, 2013 and for the three months ended March 31, 2013 and March 31, 2012 from the unaudited consolidated financial statements included elsewhere in this prospectus. We have derived the summary historical financial data presented below as of December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The summary historical financial data presented below as of December 31, 2010 have been derived from our audited consolidated balance sheet as of that date, which is not included in this prospectus. Our summary historical financial data may not be a reliable indicator of future results of operations.

The unaudited pro forma net income for the three months ended March 31, 2013 and the year ended December 31, 2012 gives effect to the transactions described in “Unaudited pro forma condensed consolidated financial data” as if such transactions had occurred on January 1, 2012. The unaudited pro forma financial data are for informational purposes only and are not intended to represent or be indicative of the consolidated results of operations that we would have reported had the foregoing transactions and this offering been completed on the dates indicated, and should not be taken as representative of our future consolidated results of operations.

The summary historical financial data and unaudited pro forma financial data set forth below are only a summary and should be read in conjunction with “Selected consolidated financial and operating data,” “Unaudited pro forma condensed consolidated financial data,” “Risk factors,” “Use of proceeds,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and our historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Three months ended		Years ended December 31,
(in millions)	March 31, 2013	March 31, 2012	2012	2011	2010

	(unaudited)	(unaudited)

Statement of Operations Data:
Net sales	$2,411.7	$2,319.2	$10,128.2	$9,602.4	$8,801.2
Cost of sales	2,009.7	1,934.6	8,458.6	8,018.9	7,410.4

Gross profit	402.0	384.6	1,669.6	1,583.5	1,390.8
Selling and administrative expenses	251.5	251.6	1,029.5	990.1	932.1
Advertising expense	30.4	29.4	129.5	122.7	106.0

Income from operations	120.1	103.6	510.6	470.7	352.7
Interest expense, net	(72.1)	(78.9)	(307.4)	(324.2)	(391.9)
Net (loss) gain on extinguishments of long-term debt	(3.9)	(9.4)	(17.2)	(118.9)	2.0
Other income (expense), net	0.4	(0.2)	0.1	0.7	0.2

Income (loss) before income taxes	44.5	15.1	186.1	28.3	(37.0)
Income tax (expense) benefit	(16.2)	(4.2)	(67.1)	(11.2)	7.8

Net income (loss)	$28.3	$10.9	$119.0	$17.1	$(29.2)

Pro forma net income	$37.9		$168.8

	Three months ended		Years ended December 31,
(dollars in millions)	March 31, 2013	March 31, 2012	2012	2011	2010

	(unaudited)	(unaudited)

Balance Sheet Data (at period end):
Cash and cash equivalents	$147.1	$36.5	$37.9	$99.9	$36.6
Total debt and capitalized lease obligations(1)	3,680.8	3,871.6	3,771.0	4,066.0	4,290.0
Working capital	673.2	593.6	666.5	538.1	675.4

Cash Flows Data:
Net cash provided by operating activities	$208.0	$223.0	$317.4	$214.7	$423.7
Net change in accounts payable-inventory financing(2)	3.7	(74.0)	(29.5)	250.5	3.2
Capital expenditures	(8.8)	(8.3)	(41.4)	(45.7)	(41.5)

Subtotal	$202.9	$140.7	$246.5	$419.5	$385.4

Income taxes (paid) refunded, net (included in net cash provided by operating activities)	(1.7)	(0.3)	(123.2)	20.9	(48.0)
Net cash used in investing activities	(8.8)	(8.3)	(41.7)	(56.0)	(125.4)
Net cash used in financing activities	(89.5)	(278.4)	(338.0)	(95.4)	(350.1)

Other Key Metrics (unaudited):
Gross profit as a percentage of net sales	16.7%	16.6%	16.5%	16.5%	15.8%
Adjusted EBITDA(3)	$178.6	$166.4	$766.6	$717.3	$601.8
Non-GAAP net income(4)	$56.3	$45.9	$247.1	$198.8	$85.7
Cash conversion cycle(5)	23	26	24	28	32
Coworker count (at period end)	6,779	6,839	6,804	6,745	6,268
Revenue per coworker(6)	$0.36	$0.34	$1.50	$1.48	$1.42

(1)	Excludes obligations outstanding of $252.9 million, $204.7 million, $249.2 million, $278.7 million and $28.2 million, as of March 31, 2013, March 31, 2012, December 31, 2012, December 31, 2011 and December 31, 2010, respectively, under our inventory financing agreements. We do not include these obligations in total debt because we have not in the past incurred, and in the future do not expect to incur, any interest expense under these agreements. These amounts are classified separately as accounts payable–inventory financing on our consolidated balance sheets. For more information, see “Description of certain indebtedness.”

(2)	We have entered into agreements with certain financial intermediaries to facilitate the purchase of inventory from various suppliers. These amounts are classified separately as accounts payable-inventory financing on our consolidated balance sheets and, in accordance with accounting principles generally accepted in the United States of America (“GAAP”), included in financing activities in our consolidated statements of cash flows. We have not incurred, and in the future do not expect to incur, any interest expense under the agreements.

(3)	EBITDA is defined as consolidated net income (loss) before interest income (expense), income tax benefit (expense), depreciation, and amortization. Adjusted EBITDA, which is a measure defined in the Senior Credit Facilities (as defined herein), is calculated by adjusting EBITDA for certain items of income and expense including (but not limited to) the following: (a) non-cash equity-based compensation; (b) goodwill impairment charges; (c) sponsor fees; (d) certain consulting fees; (e) debt-related legal and accounting costs; (f) equity investment income and losses; (g) certain severance and retention costs; (h) gains and losses from the early extinguishment of debt; (i) gains and losses from asset dispositions outside the ordinary course of business; and (j) non-recurring, extraordinary or unusual gains or losses or expenses.

We have included a reconciliation of EBITDA and Adjusted EBITDA in the table below. Both EBITDA and Adjusted EBITDA are considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP measures used by the Company may differ from similar measures used by other companies, even when similar terms are used to identify such measures. We believe that EBITDA and Adjusted EBITDA provide helpful information with respect to our operating performance and cash flows including our ability to meet our future debt service, capital expenditures and working capital requirements. Adjusted EBITDA also provides helpful information as it is the primary measure used in certain financial covenants contained in the Senior Credit Facilities.

The following unaudited table sets forth reconciliations of net income (loss) to EBITDA and EBITDA to Adjusted EBITDA for the periods presented:

	Three months ended		Years ended December 31,
(in millions)	March 31, 2013	March 31, 2012	2012	2011	2010

Net income (loss)	$28.3	$10.9	$119.0	$17.1	$(29.2)
Depreciation and amortization	52.0	52.5	210.2	204.9	209.4
Income tax expense (benefit)	16.2	4.2	67.1	11.2	(7.8)
Interest expense, net	72.1	78.9	307.4	324.2	391.9

EBITDA	168.6	146.5	703.7	557.4	564.3

Non-cash equity-based compensation	1.9	5.7	22.1	19.5	11.5
Sponsor fees(i)	1.3	1.3	5.0	5.0	5.0
Consulting and debt-related professional fees	0.1	0.1	0.6	5.1	15.1
Net loss (gain) on extinguishments of long-term debt	3.9	9.4	17.2	118.9	(2.0)
Other adjustments(ii)	2.8	3.4	18.0	11.4	7.9

Adjusted EBITDA	$178.6	$166.4	$766.6	$717.3	$601.8

(i)	Reflects historical fees paid to affiliates of the Sponsors under the Management Services Agreement. In connection with this offering, we will terminate the Management Services Agreement. See “Certain transactions—Management Services Agreement.”

(ii)	Includes certain retention costs and equity investment income and a litigation loss in the fourth quarter of 2012.

The following unaudited table sets forth a reconciliation of EBITDA to net cash provided by operating activities for the periods presented:

	Three months ended		Years ended December 31,
(in millions)	March 31, 2013	March 31, 2012	2012	2011	2010

EBITDA	$168.6	$146.5	$703.7	$557.4	$564.3
Depreciation and amortization	(52.0)	(52.5)	(210.2)	(204.9)	(209.4)
Income tax (expense) benefit	(16.2)	(4.2)	(67.1)	(11.2)	7.8
Interest expense, net	(72.1)	(78.9)	(307.4)	(324.2)	(391.9)

Net income (loss)	28.3	10.9	119.0	17.1	(29.2)

Depreciation and amortization	52.0	52.5	210.2	204.9	209.4
Equity-based compensation expense	1.9	5.7	22.1	19.5	11.5
Amortization of deferred financing costs and debt premium	3.0	5.2	13.6	15.7	18.0
Allowance for doubtful accounts	—	0.4	—	0.4	(1.3)
Deferred income taxes	(14.1)	(16.6)	(56.3)	(10.2)	(4.3)
Realized loss on interest rate swap agreements	—	—	—	2.8	51.5
Mark to market loss on interest rate derivatives	—	—	0.9	4.2	4.7
Net loss (gain) on extinguishments of long-term debt	3.9	9.4	17.2	118.9	(2.0)
Net loss on sale and disposals of assets	—	—	0.1	0.3	0.7
Changes in assets and liabilities	133.0	154.8	(9.4)	(158.3)	165.3
Other non-cash items	—	0.7	—	(0.6)	(0.6)

Net cash provided by operating activities	$208.0	$223.0	$317.4	$214.7	$423.7

(4)	Non-GAAP net income is considered a non-GAAP financial measure. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP measures used by the Company may differ from similar measures used by other companies, even when similar terms are used to identify such measures. We believe that non-GAAP net income provides meaningful information regarding our operating performance and our prospects for the future. This supplemental measure excludes, among other things, charges related to the amortization of Acquisition-related intangibles, non-cash equity-based compensation and gains and losses from the early extinguishment of debt.

The following unaudited table sets forth a reconciliation of net income (loss) to non-GAAP net income for the periods presented:

	Three months ended		Years ended December 31,
(in millions)	March 31, 2013	March 31, 2012	2012	2011	2010

Net income (loss)	$28.3	$10.9	$119.0	$17.1	$(29.2)
Amortization of intangibles(i)	40.2	41.1	163.7	165.7	166.8
Non-cash equity-based compensation	1.9	5.7	22.1	19.5	11.5
Net loss (gain) on extinguishments of long-term debt	3.9	9.4	17.2	118.9	(2.0)
Interest expense adjustment related to extinguishments of long-term debt(ii)	(0.8)	(1.7)	(3.3)	(19.4)	(0.7)
Debt-related refinancing costs(iii)	—	—	—	3.8	5.6
Aggregate adjustment for income taxes(iv)	(17.2)	(19.5)	(71.6)	(106.8)	(66.3)

Non-GAAP net income	$56.3	$45.9	$247.1	$198.8	$85.7

(i)	Includes amortization expense for Acquisition-related intangible assets, primarily customer relationships and trade names.

(ii)	Reflects adjustments to interest expense resulting from debt extinguishments. Represents the difference between interest expense previously recognized under the effective interest method and actual interest paid.

(iii)	Represents fees and costs expensed related to the December 2010 and March 2011 amendments to the Prior Term Loan Facility.

(iv)	Based on a normalized effective tax rate of 39.0%.

(5)	Cash conversion cycle is defined as days of sales outstanding in accounts receivable plus days of supply in inventory minus days of purchases outstanding in accounts payable, based on a rolling three-month average.

(6)	Revenue per coworker is defined as net sales for the period divided by the average number of coworkers employed during such period (calculated as the sum of the number of coworkers employed at the beginning and end of the period divided by two).

Risk factors

You should carefully consider each of the following risk factors and all of the other information set forth in this prospectus before deciding to invest in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. If any of these risks are realized, the market price of our common stock could decline, and you may lose all or part of your original investment.

Risks related to our business

General economic conditions could negatively affect technology spending by our customers and put downward pressure on prices, which may have an adverse impact on our business, results of operations or cash flows.

Weak economic conditions generally, sustained uncertainty about global economic conditions, skepticism about the resolution of U.S. fiscal cliff negotiations and the implementation of resulting agreements, concerns about future scheduled budgetary cuts and that the U.S. government may reach its debt ceiling in 2013, or a prolonged or further tightening of credit markets could cause our customers and potential customers to postpone or reduce spending on technology products or services or put downward pressure on prices, which could have an adverse effect on our business, results of operations or cash flows. For example, during the economic downturn at the end of 2008 and in 2009, due to a number of factors, including declines in the availability of credit, weakening consumer and business confidence and increased unemployment, we experienced significantly reduced revenue and gross margins when our customers and potential customers reduced their spending on technology and put downward pressure on prices.

Our financial performance could be adversely affected by decreases in spending on technology products and services by our Public segment customers.

Our sales to our Public segment customers are impacted by government spending policies, budget priorities and revenue levels. Although our sales to the federal government are diversified across multiple agencies and departments, they collectively accounted for approximately 10% of 2012 net sales. An adverse change in government spending policies (including budget cuts at the federal level resulting from sequestration), budget priorities or revenue levels could cause our Public segment customers to reduce their purchases or to terminate or not renew their contracts with us, which could adversely affect our business, results of operations or cash flows.

Our business depends on our vendor partner relationships and the availability of their products.

We purchase products for resale from vendor partners, which include OEMs and software publishers, and wholesale distributors. For the year ended December 31, 2012, we purchased approximately 52% of the products we sold directly from vendor partners and the remaining amount from wholesale distributors. We are authorized by vendor partners to sell all or some of their products via direct marketing activities. Our authorization with each vendor partner is subject to specific terms and conditions regarding such things as sales channel restrictions, product return privileges, price protection policies, purchase discounts and vendor partner programs and funding, including purchase rebates, sales volume rebates, purchasing incentives and cooperative advertising reimbursements. However, we do not have any long-term contracts with our vendor partners and many of these arrangements are terminable upon notice by either party. A reduction in vendor partner programs or funding or our failure to timely react to changes in vendor partner programs or funding could have an adverse effect on our business, results of operations or cash flows. In addition, a reduction in the amount of credit granted to us by our vendor partners could increase our need for, and the cost of, working capital and could have an adverse effect on our business, results of operations or cash flows, particularly given our substantial indebtedness.

From time to time, vendor partners may terminate or limit our right to sell some or all of their products or change the terms and conditions or reduce or discontinue the incentives that they offer us. For example, there is no assurance that, as our vendor partners continue to sell directly to end users and through resellers, they will not limit or curtail the availability of their products to resellers like us. Any such termination or limitation or the implementation of such changes could have a negative impact on our business, results of operations or cash flows.

Although we purchase from a diverse vendor base, in 2012, products we purchased from distributors Ingram Micro, Tech Data and SYNNEX represented 12%, 10% and 9%, respectively, of our total purchases. In addition, sales of Apple, Cisco, EMC, Hewlett-Packard, Lenovo and Microsoft products comprise a substantial portion of our sales, representing approximately 56% of net sales in 2012. Sales of products manufactured by Hewlett-Packard and Cisco represented approximately 21% and 13%, respectively, of our 2012 net sales. The loss of, or change in business relationship with, any of these or any other key vendor partners, the diminished availability of their products, or backlogs for their products leading to manufacturer allocation, could reduce the supply and increase the cost of products we sell and negatively impact our competitive position.

Additionally, the relocation of key distributors utilized in our purchasing model could increase our need for, and the cost of, working capital and have an adverse effect on our business, results of operations or cash flows. Further, the sale, spin-off or combination of any of our vendor partners and/or certain of their business units, including any such sale to or combination with a vendor with whom we do not currently have a commercial relationship or whose products we do not sell, could have an adverse impact on our business, results of operations or cash flows.

Our sales are dependent on continued innovations in hardware, software and services offerings by our vendor partners and the competitiveness of their offerings, and our ability to partner with new and emerging technology providers.

The technology industry is characterized by rapid innovation and the frequent introduction of new and enhanced hardware, software and services offerings. We have been and will continue to be dependent on innovations in hardware, software and services offerings, as well as the acceptance of those innovations by customers. A decrease in the rate of innovation, or the lack of acceptance of innovations by customers, could have an adverse effect on our business, results of operations or cash flows.

In addition, if we are unable to keep up with changes in technology and new hardware, software and services offerings, for example by providing the appropriate training to our account managers, sales technology specialists and engineers to enable them to effectively sell and deliver such new offerings to customers, our business, results of operations or cash flows could be adversely affected.

We also are dependent upon our vendor partners for the development and marketing of hardware, software and services to compete effectively with hardware, software and services of vendors whose products and services we do not currently offer or that we are not authorized to offer in one or more customer channels. To the extent that a vendor’s offering that is highly in demand is not available to us for resale in one or more customer channels, and there is not a competitive offering from another vendor that we are authorized to sell in such customer channels, our business, results of operations or cash flows could be adversely impacted.

Substantial competition could reduce our market share and significantly harm our financial performance.

Our current competition includes:

•	resellers, such as Dimension Data, ePlus, Insight Enterprises, PC Connection, PCM, Presidio, Softchoice, World Wide Technology, and many smaller resellers;

•	manufacturers who sell directly to customers, such as Dell, Hewlett-Packard and Apple;

•	e-tailers, such as Amazon, Newegg, TigerDirect.com and Buy.com;

•	large service providers and system integrators, such as IBM, Accenture, Hewlett-Packard and Dell; and

•	retailers (including their e-commerce activities), such as Staples, Office Depot and Office Max.

We expect the competitive landscape in which we compete to continue to change as new technologies are developed. While innovation can help our business as it creates new offerings for us to sell, it can also disrupt our business model and create new and stronger competitors.

Some of our hardware and software vendor partners sell, and could intensify their efforts to sell, their products directly to our customers. In addition, traditional OEMs have increased their services capabilities through mergers and acquisitions with service providers, which could potentially increase competition in the market to provide comprehensive technology solutions to customers. Moreover, newer, potentially disruptive technologies exist and are being developed that deliver technology solutions as a service, for example, cloud-based solutions, including software as a service (“SaaS”), infrastructure as a service (“IaaS”) and platform as a service (“PaaS”). These technologies could increase the amount of sales directly to customers rather than through resellers like us, or could lead to a reduction in our profitability. If any of these trends becomes more prevalent, it could adversely affect our business, results of operations or cash flows.

We focus on offering a high level of service to gain new customers and retain existing customers. To the extent we face increased competition to gain and retain customers, we may be required to reduce prices, increase advertising expenditures or take other actions which could adversely affect our business, results of operations or cash flows. Additionally, some of our competitors may reduce their prices in an attempt to stimulate sales, which may require us to reduce prices. This would require us to sell a greater number of products to achieve the same level of net sales and gross profit. If such a reduction in prices occurs and we are unable to attract new customers and sell increased quantities of products, our sales growth and profitability could be adversely affected.

The success of our business depends on the continuing development, maintenance and operation of our information technology systems.

Our success is dependent on the accuracy, proper utilization and continuing development of our information technology systems, including our business systems, Web servers and voice and data networks. The quality and our utilization of the information generated by our information technology systems, and our success in implementing new systems and upgrades, affects, among other things, our ability to:

•	conduct business with our customers;

•	manage our inventory and accounts receivable;

•	purchase, sell, ship and invoice our hardware and software products and provide and invoice our services efficiently and on a timely basis; and

•	maintain our cost-efficient operating model.

The integrity of our information technology systems is vulnerable to disruption due to forces beyond our control. While we have taken steps to protect our information technology systems from a variety of threats, including computer viruses and malicious hackers, there can be no guarantee that those steps will be effective. Furthermore, although we have redundant systems at a separate location to back up our primary systems, there can be no assurance that these redundant systems will operate properly if and when required. Any disruption to or infiltration of our information technology systems could significantly harm our business and results of operations.

Breaches of data security could impact our business.

Our business involves the storage and transmission of proprietary information and sensitive or confidential data, including personal information of coworkers, customers and others. In addition, we operate three customer data centers which may store and transmit both business-critical data and confidential information of our customers. In connection with our services business, our coworkers also have access to our customers’ confidential data and other information. We have privacy and data security policies in place that are designed to prevent security breaches; however, breaches in security could expose us, our customers or other individuals to a risk of public disclosure, loss or misuse of this information, resulting in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, as well as the loss of existing or potential customers and damage to our brand and reputation. In addition, the cost and operational consequences of implementing further data protection measures could be significant. Such breaches, costs and consequences could adversely affect our business, results of operations or cash flows.

The failure to comply with our Public segment contracts or applicable laws and regulations could result in, among other things, termination, fines or other liabilities, and changes in procurement regulations could adversely impact our business, results of operations or cash flows.

Revenues from our Public segment customers are derived from sales to governmental departments and agencies, educational institutions and healthcare customers, through various contracts and open market sales of products and services. Sales to Public segment customers are highly regulated. Noncompliance with contract provisions, government procurement regulations or other applicable laws or regulations (including but not limited to the False Claims Act and the

Medicare and Medicaid Anti-Kickback Statute) could result in civil, criminal and administrative liability, including substantial monetary fines or damages, termination of government contracts or other Public segment customer contracts, and suspension, debarment or ineligibility from doing business with the government and other customers in the Public segment. In addition, generally contracts in the Public segment are terminable at any time for convenience of the contracting agency or group purchasing organization or upon default. The effect of any of these possible actions could adversely affect our business, results of operations or cash flows. In addition, the adoption of new or modified procurement regulations and other requirements may increase our compliance costs and reduce our gross margins, which could have a negative effect on our business, results of operations or cash flows.

If we fail to provide high-quality services to our customers, or if our third-party service providers fail to provide high-quality services to our customers, our reputation, business, results of operations or cash flows could be adversely affected.

Our service offerings include field services, managed services, warranties, configuration services, partner services and telecom services. Additionally, we deliver and manage mission critical software, systems and network solutions for our customers. Finally, we also offer certain services, such as implementation and installation services and repair services, to our customers through various third-party service providers engaged to perform these services on our behalf. If we or our third-party service providers fail to provide high quality services to our customers or such services result in a disruption of our customers’ businesses, this could, among other things, result in legal claims and proceedings and liability, and our reputation with our customers, our brand and our business, results of operations or cash flows could be adversely affected.

If we lose any of our key personnel, or are unable to attract and retain the talent required for our business, our business could be disrupted and our financial performance could suffer.

Our success is heavily dependent upon our ability to attract, develop and retain key personnel to manage and grow our business, including our key executive, management, sales, services and technical coworkers.

Our future success will depend to a significant extent on the efforts of Thomas E. Richards, our Chairman and Chief Executive Officer, as well as the continued service and support of our other executive officers. Our future success also will depend on our ability to retain our customer-facing coworkers, who have been given critical CDW knowledge regarding, and the opportunity to develop strong relationships with, many of our customers. In addition, as we seek to expand our offerings of value-added services and solutions, our success will even more heavily depend on attracting and retaining highly skilled technology specialists and engineers, for whom the market is extremely competitive.

Our inability to attract, develop and retain key personnel could have an adverse effect on our relationships with our vendor partners and customers and adversely affect our ability to expand our offerings of value-added services and solutions. Moreover, our inability to train our sales, services and technical personnel effectively to meet the rapidly changing technology needs of our customers could cause a decrease in the overall quality and efficiency of such personnel. Such consequences could adversely affect our business, results of operations or cash flows.

The interruption of the flow of products from suppliers could disrupt our supply chain.

A significant portion of the products we sell are manufactured or purchased by our vendor partners outside of the U.S., primarily in Asia. Political, social or economic instability in Asia, or in other regions in which our vendor partners purchase or manufacture the products we sell, could cause disruptions in trade, including exports to the U.S. Other events that could also cause disruptions to our supply chain include:

•	the imposition of additional trade law provisions or regulations;
•	the imposition of additional duties, tariffs and other charges on imports and exports;
•	foreign currency fluctuations;
•	natural disasters or other adverse occurrences at, or affecting, any of our suppliers’ facilities;
•	restrictions on the transfer of funds;
•	the financial instability or bankruptcy of manufacturers; and
•	significant labor disputes, such as strikes.

We cannot predict whether the countries in which the products we sell are purchased or manufactured, or may be purchased or manufactured in the future, will be subject to new or additional trade restrictions or sanctions imposed by the U.S. or foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, embargos, sanctions, safeguards and customs restrictions against the products we sell, as well as foreign labor strikes and work stoppages or boycotts, could increase the cost or reduce the supply of product available to us and adversely affect our business, results of operations or cash flows.

A natural disaster or other adverse occurrence at one of our primary facilities or customer data centers could damage our business.

Substantially all of our corporate, warehouse and distribution functions are located at our Vernon Hills, Illinois facilities and our second distribution center in North Las Vegas, Nevada. If the warehouse and distribution equipment at one of our distribution centers were to be seriously damaged by a natural disaster or other adverse occurrence, we could utilize the other distribution center or third-party distributors to ship products to our customers. However, this may not be sufficient to avoid interruptions in our service and may not enable us to meet all of the needs of our customers and would cause us to incur incremental operating costs. In addition, we operate three customer data centers and numerous sales offices which may contain both business-critical data and confidential information of our customers. A natural disaster or other adverse occurrence at any of the customer data centers or at any of our major sales offices could negatively impact our business, results of operations or cash flows.

We are heavily dependent on commercial delivery services.

We generally ship hardware products to our customers by FedEx, United Parcel Service and other commercial delivery services and invoice customers for delivery charges. If we are unable to pass on to our customers future increases in the cost of commercial delivery services, our profitability could be adversely affected. Additionally, strikes or other service interruptions by such shippers could adversely affect our ability to deliver products on a timely basis.

We are exposed to accounts receivable and inventory risks.

We extend credit to our customers for a significant portion of our net sales, typically on 30-day payment terms. We are subject to the risk that our customers may not pay for the products they have purchased, or may pay at a slower rate than we have historically experienced, the risk of which is heightened during periods of economic downturn or uncertainty or, in the case of Public segment customers, during periods of budget constraints.

We are also exposed to inventory risks as a result of the rapid technological changes that affect the market and pricing for the products we sell. We seek to minimize our inventory exposure through a variety of inventory management procedures and policies, including our rapid-turn inventory model, as well as vendor price protection and product return programs. However, if we were unable to maintain our rapid-turn inventory model, if there were unforeseen product developments that created more rapid obsolescence or if our vendor partners were to change their terms and conditions, our inventory risks could increase. We also from time to time take advantage of cost savings associated with certain opportunistic bulk inventory purchases offered by our vendor partners or we may decide to carry high inventory levels of certain products that have limited or no return privileges due to customer demand or request. These bulk purchases could increase our exposure to inventory obsolescence.

We could be exposed to additional risks if we make acquisitions or enter into alliances.

We may pursue transactions, including acquisitions or alliances, in an effort to extend or complement our existing business. These types of transactions involve numerous business risks, including finding suitable transaction partners and negotiating terms that are acceptable to us, the diversion of management’s attention from other business concerns, extending our product or service offerings into areas in which we have limited experience, entering into new geographic markets, the potential loss of key coworkers or business relationships and successfully integrating acquired businesses, any of which could adversely affect our operations.

In addition, our financial results could be adversely affected by financial adjustments required by GAAP in connection with these types of transactions where significant goodwill or intangible assets are recorded. To the extent the value of goodwill or identifiable intangible assets with indefinite lives becomes impaired, we may be required to incur material charges relating to the impairment of those assets.

Our future operating results may fluctuate significantly.

We may experience significant variations in our future quarterly results of operations. These fluctuations may cause the market price of our common stock to be volatile and may result from many factors, including the condition of the technology industry in general, shifts in demand and pricing for hardware, software and services and the introduction of new products or upgrades.

Our operating results are also highly dependent on our level of gross profit as a percentage of net sales. Our gross profit percentage fluctuates due to numerous factors, some of which may be outside of our control, including general macroeconomic conditions; pricing pressures; changes in product costs from our vendor partners; the availability of price protection, purchase discounts and incentive programs from our vendor partners; changes in product, order size and customer mix; the risk of some items in our inventory becoming obsolete; increases in delivery costs that we cannot pass on to customers; and general market and competitive conditions.

In addition, our cost structure is based, in part, on anticipated sales and gross margins. Therefore, we may not be able to adjust our cost structure quickly enough to compensate for any unexpected sales or gross margin shortfall, and any such inability could have an adverse effect on our business, results of operations or cash flows.

We are exposed to risks from legal proceedings and audits.

We are party to various legal proceedings that arise in the ordinary course of our business, which include commercial, employment, tort and other litigation.

We are subject to intellectual property infringement claims against us in the ordinary course of our business, either because of the products and services we sell or the business systems and processes we use to sell such products and services, in the form of cease-and-desist letters, licensing inquiries, lawsuits and other communications and demands. In our industry, such intellectual property claims have become more frequent as the complexity of technological products and the intensity of competition in our industry have increased. Increasingly, many of these assertions are brought by non-practicing entities whose principal business model is to secure patent licensing revenue, but we may also be subject to suits from competitors who may seek licensing revenue, lost profits and/or an injunction preventing us from engaging in certain activities, including selling certain products and services.

Because of our significant sales to governmental entities, we also are subject to audits by federal, state and local authorities. We also are subject to audits by various vendor partners and large customers, including government agencies, relating to purchases and sales under various contracts. In addition, we are subject to indemnification claims under various contracts.

Current and future litigation, infringement claims, governmental proceedings, audits or indemnification claims that we face may result in substantial costs and expenses and significantly divert the attention of our management regardless of the outcome. In addition, current and future litigation, infringement claims, governmental proceedings, audits or indemnification claims could lead to increased costs or interruptions of our normal business operations. Litigation, infringement claims, governmental proceedings, audits or indemnification claims involve uncertainties and the eventual outcome of any litigation, infringement claim, governmental proceeding, audit or indemnification claim could adversely affect our business, results of operations or cash flows.

We have significant deferred cancellation of debt income.

As a result of a 2009 debt modification, we realized $395.5 million of cancellation of debt income (“CODI”). We made an election under Code Section 108(i) to defer this CODI from taxable income, pursuant to which we are also required to defer certain original issue discount (“OID”) deductions as they accrue. As of December 31, 2012, we had already deferred approximately $110.4 million of OID deductions and, on the relevant remaining debt instruments, we have $34.7 million of OID deductions that have yet to be accrued. Starting in 2014 we will be required to include the deferred CODI into taxable income ratably over a five-year period ending in 2018. During this same period we will also be permitted to benefit from our deferred OID deductions. Because we have more CODI than the aggregate of our deferred and unaccrued OID on the relevant remaining debt instruments, we will have a future cash tax liability associated with our significant deferred CODI. We have reflected the associated cash tax liability in our deferred taxes for financial accounting purposes.

All of our deferred CODI will be accelerated into current taxable income if, prior to 2018, we engage in a so-called “impairment transaction” and the gross value of our assets immediately afterward is less than 110% of the sum of our total liabilities and the tax on the net amount of our deferred CODI and OID (the “110% test”) as determined under the applicable Treasury Regulations. An “impairment transaction” is any transaction that impairs our ability to pay the tax on our deferred CODI, and includes dividends or distributions with respect to our equity and charitable contributions, in each case in a manner that is not consistent with our historical practice within the meaning of the applicable Treasury Regulations.

Prior to 2018, our willingness to pay dividends or make distributions with respect to our equity could be adversely affected if, at the time, we do not meet the 110% test and, as a result, the payment of a dividend or the making of a distribution would accelerate the tax payable with respect to our deferred CODI. We currently believe that, based on our interpretation of applicable Treasury Regulations, the gross value of our assets will exceed 110% of the sum of our total liabilities and the tax on the net amount of our deferred CODI and OID upon the completion of this offering. However, we cannot assure you that this will continue to be true in the future.

The applicable Treasury Regulations relating to the 110% test expire in August 2013. We cannot be certain at this time whether the U.S. Internal Revenue Service (the “IRS”) will extend or make permanent the current regulations, allow such regulations to expire or adopt different regulations. If the IRS adopts different regulations, such regulations may adversely affect our willingness to pay dividends or make distributions with respect to our equity if they would result in the acceleration of the tax payable with respect to our deferred CODI.

Risks related to our indebtedness

We have a substantial amount of indebtedness, which could have important consequences to our business.

We have a substantial amount of indebtedness. As of March 31, 2013, on a pro forma basis after giving effect to the 2013 Term Loan Refinancing, this offering and the application of the net proceeds therefrom as described in “Use of proceeds,” we had $3.4 billion of total long-term debt outstanding and $252.9 million of obligations outstanding under our inventory financing agreements, and the ability to borrow an additional $649.4 million under the ABL Facility. Our substantial indebtedness could have important consequences, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness;

•

requiring us to dedicate a substantial portion of our cash flow from operations to debt service payments on our and our subsidiaries’ debt, which reduces the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	requiring us to comply with restrictive covenants in the Senior Credit Facilities and the Indentures, which limit the manner in which we conduct our business;

•	making it more difficult for us to obtain vendor financing from our vendor partners;

•	limiting our flexibility in planning for, or reacting to, changes in the industry in which we operate;

•	placing us at a competitive disadvantage compared to any of our less leveraged competitors;

•	increasing our vulnerability to both general and industry-specific adverse economic conditions; and

•

limiting our ability to obtain additional debt or equity financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing.

We will be required to generate sufficient cash to service our indebtedness and, if not successful, we may be forced to take other actions to satisfy our obligations under our indebtedness.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. Our outstanding long-term debt will impose significant cash interest payment obligations on us in 2013 and subsequent years and, accordingly, we will have to generate significant cash flow from operating activities to fund our debt service obligations. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional debt or equity capital, restructure or refinance our indebtedness, or revise or delay our strategic plan. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or satisfy our capital requirements, or that these actions would be permitted under the terms of our existing or future debt agreements, including the Senior Credit Facilities or the indentures respectively governing the Senior Subordinated Notes, the Senior Secured Notes and the senior notes due 2019 (the “Senior Notes”) (such indentures collectively referred to herein as the “Indentures”). In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The Senior Credit Facilities and the Indentures restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due. See “Description of certain indebtedness.” Furthermore, the Sponsors have no obligation to provide us with debt or equity financing.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•

the lenders under the Senior Credit Facilities could foreclose against the assets securing the borrowings from them and the lenders under the Term Loan Facility could terminate their commitments to lend us money; and

•	we could be forced into bankruptcy or liquidation.

Despite our indebtedness levels, we and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further increase the risks associated with our leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the Senior Credit Facilities and the Indentures do not fully prohibit us or our subsidiaries from doing so. To the extent that we incur additional indebtedness or such other obligations, the risks associated with our substantial indebtedness described above, including our possible inability to service our debt, will increase. As of March 31, 2013, we had approximately $649.4 million available for additional borrowing under the ABL Facility after taking into account borrowing base limitations (net of $1.7 million of issued and undrawn letters of credit and $248.9 million of reserves related to our floorplan sub-facility). See “Description of certain indebtedness.”

Restrictive covenants under the Senior Credit Facilities and the Indentures may adversely affect our operations and liquidity.

The Senior Credit Facilities and the Indentures contain, and any future indebtedness of ours may contain, various covenants that limit our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends or make distributions to holders of our capital stock or to make certain other restricted payments or investments;

•	repurchase or redeem capital stock;

•	make loans, capital expenditures or investments or acquisitions;

•	receive dividends or other payments from our subsidiaries;

•	enter into transactions with affiliates;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of our assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•	prepay, repurchase or redeem debt.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. A breach of any of these covenants or any of the other restrictive covenants would result in a default under the Senior Credit Facilities. Upon the occurrence of an event of default under the Senior Credit Facilities, the lenders:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding thereunder, together with accrued and unpaid interest and fees, to be due and payable;

•	could require us to apply all of our available cash to repay these borrowings; or

•	could prevent us from making payments on the Senior Subordinated Notes;

any of which could result in an event of default under the Indentures.

If we were unable to repay those amounts, the lenders under the Senior Credit Facilities could proceed against the collateral granted to them to secure our borrowings thereunder. We have pledged a significant portion of our assets as collateral under the Senior Credit Facilities and the Senior Secured Notes. If the lenders under the Senior Credit Facilities or the holders of the Senior Secured Notes accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay the Senior Credit Facilities and our other indebtedness or the ability to borrow sufficient funds to refinance such indebtedness. Even if we were able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. See “Description of certain indebtedness.”

In addition, under the ABL Facility, we are permitted to borrow an aggregate amount of up to $900 million; however, our ability to borrow under the ABL Facility is limited by a borrowing base and a liquidity condition. The borrowing base at any time equals the sum of up to 85% of CDW LLC and its subsidiary guarantors’ eligible accounts receivable (net of accounts reserves) (up to 30% of such eligible accounts receivable which can consist of federal government accounts receivable) plus the lesser of (i) 70% of CDW LLC and its subsidiary guarantors’ eligible inventory (valued at cost and net of inventory reserves) and (ii) the product of 85% multiplied by the net orderly liquidation value percentage multiplied by eligible inventory (valued at cost and net of inventory reserves), less reserves (other than accounts reserves and inventory reserves). The borrowing base in effect as of March 31, 2013 was $1,009.7 million.

Our ability to borrow under the ABL Facility is also limited by a minimum liquidity condition, which provides that, if excess cash availability is less than the lesser of (i) $90 million or (ii) the greater of (A) 10% of the borrowing base or (B) $60 million, the lenders are not required to lend any additional amounts under the ABL Facility unless the consolidated fixed charge coverage ratio (as defined in the credit agreement for the ABL Facility) is at least 1.0 to 1.0. Moreover, the ABL Facility provides discretion to the agent bank acting on behalf of the lenders to impose additional availability reserves, which could materially impair the amount of borrowings that would otherwise be available to us. We cannot assure you that the agent bank will not impose such reserves or, were it to do so, that the resulting impact of this action would not materially and adversely impair our liquidity.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Certain of our borrowings, primarily borrowings under the Senior Credit Facilities, are at variable rates of interest and expose us to interest rate risk. As of March 31, 2013, on a pro forma basis after giving effect to the 2013 Term Loan Refinancing, we had $1,350.0 million of variable rate debt outstanding. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease. Although we have entered into interest rate cap agreements on the Term Loan Facility to reduce interest rate volatility, we cannot assure you we will be able to do so in the future on acceptable terms or that such caps or the caps we have in place now will be effective.

Risks related to this offering and ownership of our common stock

An active trading market for our common stock may not develop.

Since 2007 and prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock has been determined through negotiations among us and the underwriters, and market conditions, and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market for our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

Our common stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including those described under “—Risks related to our business” and “—Risks related to our indebtedness” and the following:

•

changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of securities analysts to initiate or maintain coverage of our common stock;

•	downgrades by any securities analysts who follow our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders, including the Sponsors;

•	market conditions or trends in our industry or the economy as a whole;

•	investors’ perceptions of our prospects;

•	announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and

•	changes in key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

The Sponsors will have the ability to control significant corporate activities after the completion of this offering and their interests may not align with yours.

After the consummation of this offering, the Sponsors will beneficially own approximately 74.6% of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, the Sponsors will beneficially own approximately 73.1% of our common stock. As a result of their ownership, the Sponsors, so long as they hold a majority of our outstanding common stock, will have the ability to control the outcome of matters submitted to a vote of stockholders and, through our board of directors, the ability to control decisionmaking with respect to our business direction and policies. Matters over which the Sponsors will, directly or indirectly, exercise control following this offering include:

•	the election of our board of directors and the appointment and removal of our officers;

•	mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;

•	other acquisitions or dispositions of businesses or assets;

•	incurrence of indebtedness and the issuance of equity securities;

•	repurchase of stock and payment of dividends; and

•	the issuance of shares to management under our equity incentive plans.

Even if the Sponsors’ ownership of our shares falls below a majority, they may continue to be able to strongly influence or effectively control our decisions. Under our amended and restated certificate of incorporation, the Sponsors and their affiliates do not have any obligation to present to us, and the Sponsors may separately pursue corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. See “Description of capital stock—Corporate opportunity.”

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have 168,469,728 shares of common stock outstanding, assuming the underwriters do not exercise their right to purchase additional shares. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except that any shares of our common stock that may be acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, may be sold only in compliance with the limitations described in “Shares eligible for future sale.”

The remaining 145,219,728 shares, representing 86.2% of our total outstanding shares of common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as described in “Shares eligible for future sale.”

We, each of our executive officers and directors, the Sponsors and certain other security holders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (subject to extension in certain circumstances). J.P. Morgan Securities LLC may, in its sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

After this offering, subject to any lock-up restrictions described above with respect to certain holders, holders of approximately 137,000,000 shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. See “Shares eligible for future sale—Registration rights” for a more detailed description of these rights.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of the Company more difficult without the approval of our board of directors. These provisions:

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•

generally prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders, except that any action required or permitted to be taken by our stockholders may be effected by written consent until such time as the Sponsors cease to beneficially own 50% or more of our common stock;

•

provide that special meetings of the stockholders can only be called by (i) the chairman or vice chairman of our board of directors, (ii) our chief executive officer, (iii) a majority of our board of directors through a special resolution or (iv) the holders of at least 10% of our common stock until such time as the Sponsors cease to beneficially own 50% or more of our common stock, effected by consent in writing by such stockholders;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	provide that our board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws.

Our amended and restated certificate of incorporation also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporate Law, and will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see “Description of capital stock—Anti-takeover effects of our amended and restated certificate of incorporation and amended and restated bylaws.”

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $35.56 per share because the initial public offering price of $17.00 is substantially higher than the net tangible book deficit per share of our outstanding common stock. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book deficit per share of common stock attributable to our existing stockholder for the currently outstanding shares of common stock. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our coworkers and directors under our equity incentive plans. See “Dilution.”

Conflicts of interest may arise because some of our directors are principals of our largest stockholders.

Paul Finnegan and Robin Selati, who are principals of Madison Dearborn, and Glenn Creamer and Michael Dominguez, who are managing directors of Providence Equity, serve on our board of directors. The Sponsors will continue to hold a majority of our outstanding common stock after giving effect to this offering. The Sponsors and the entities respectively controlled by them may hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of Madison Dearborn or Providence Equity, on the one hand, and of other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our amended and restated certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction or (3) the transaction is otherwise fair to us. Our amended and restated certificate of incorporation also provides that any principal, officer, member, manager and/or employee of a Sponsor or any entity that controls, is controlled by or under common control with a Sponsor (other than us or any company that is controlled by us) or a Sponsor-managed investment fund will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is offered to them solely in their capacities as our directors.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness and certain tax considerations could limit our ability to pay dividends on our common stock. If we do not pay dividends, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

We expect to pay quarterly cash dividends on our common stock, commencing in the fourth quarter of 2013. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions, including those under the Senior Credit Facilities and the Indentures, any potential indebtedness we may incur, restrictions imposed by applicable law, tax considerations and other factors our board of directors deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. Accordingly, if you purchase shares in this offering and we do not pay dividends in the future, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. See “—Risks related to our business—We have significant deferred cancellation of debt income” for a discussion of certain tax considerations that could impact our willingness to pay dividends in the future.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

Forward-looking statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are contained in many sections of this prospectus, including those entitled “Prospectus summary,” “Business” and “Management’s discussion and analysis of financial condition and results of operations.” Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus under the heading “Risk factors,” as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Market, ranking and other industry data

This prospectus includes industry data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk factors” in this prospectus. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

Use of proceeds

We estimate we will receive net proceeds from this offering of approximately $368.6 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use (i) $344.2 million of the net proceeds received by us from this offering to redeem $175.0 million aggregate principal amount of Senior Secured Notes and $146.0 million aggregate principal amount of Senior Subordinated Notes and redemption premia of $14.0 million and $9.2 million, respectively and (ii) $12.5 million of cash on hand or borrowings under the ABL Facility to pay accrued and unpaid interest as outlined below.

On May 31, 2013, we issued a conditional notice of redemption to the holders of the Senior Secured Notes notifying such holders that, subject to the completion of this offering, we will use a portion of the net proceeds received by us from this offering to exercise the right under the “equity clawback” provision in the indenture governing the Senior Secured Notes to redeem $175.0 million aggregate principal amount of Senior Secured Notes at a redemption price of 108.000% plus accrued and unpaid interest thereon to the date of redemption. We will use cash on hand or borrowings under the ABL Facility to pay such accrued and unpaid interest. As of the date of this prospectus, $500.0 million aggregate principal amount of Senior Secured Notes is outstanding. The Senior Secured Notes mature on December 15, 2018 and have an interest rate of 8.00% per annum. See “Description of certain indebtedness.”

We intend to use a portion of the net proceeds received by us from this offering to redeem $146.0 million aggregate principal amount of Senior Subordinated Notes at a redemption price of 106.268% plus accrued and unpaid interest thereon to the date of redemption, using cash on hand or borrowings under the ABL Facility to pay such accrued and unpaid interest. After and subject to the completion of this offering, we intend to issue an irrevocable notice of redemption to the holders of the Senior Subordinated Notes notifying such holders that we will redeem $324.0 million aggregate principal amount of Senior Subordinated Notes, $146.0 million of which will be redeemed using net proceeds from this offering and $178.0 million of which will be redeemed using the Incremental Borrowings. In each case, we will use cash on hand or borrowings under the ABL facility to pay accrued and unpaid interest. As of the date of this prospectus, $571.5 million aggregate principal amount of Senior Subordinated Notes is outstanding. The Senior Subordinated Notes mature on October 12, 2017 and have an interest rate of 12.535% per annum. See “Description of certain indebtedness.”

In connection with this offering, we will terminate the Management Services Agreement. We will use $24.4 million of the net proceeds received by us from this offering to pay a one-time termination fee to affiliates of the Sponsors in connection with the termination of the Management Services Agreement. See “Certain transactions—Management Services Agreement.”

Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

Dividend policy

We expect to pay a quarterly cash dividend on our common stock of $0.0425 per share, or $0.17 per annum, commencing in the fourth quarter of 2013. The payment of such dividend in the fourth quarter of 2013 and any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions, any potential indebtedness we may incur, restrictions imposed by applicable law, tax considerations and other factors that our board of directors deems relevant. See “Risk factors—Risks related to our business—We have significant deferred cancellation of debt income” for a discussion of certain tax considerations that could impact our willingness to pay dividends in the future. In addition, our ability to pay dividends on our common stock will be limited by restrictions on our ability to pay dividends or make distributions to our stockholders and on the ability of our subsidiaries to pay dividends or make distributions to us, in each case, under the terms of our current and any future agreements governing our indebtedness. See “Description of certain indebtedness” for further information regarding the restrictions on our subsidiaries’ ability to pay dividends to us and make other distributions to us.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2013:

•

on an actual basis reflecting the reclassification of our Class A common stock and our Class B common stock into a single class of common stock and the subsequent 143.0299613-for-1 stock split of our common stock, both of which were effected on June 6, 2013; and

•

on a pro forma as adjusted basis to give effect to (1) the 2013 Term Loan Refinancing, (2) the issuance of 23,250,000 shares of common stock in this offering, (3) our receipt of the estimated net proceeds from the sale of shares of common stock offered by us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds as described in “Use of proceeds,” (4) the $16.8 million loss on extinguishment for the redemption premium and write-off of unamortized deferred financing costs that will be recognized in connection with the redemption of the Senior Secured Notes using a portion of the proceeds from this offering, (5) the $11.3 million loss on extinguishment for the redemption premium and write-off of unamortized deferred financing costs that will be recognized in connection with the redemption of the Senior Subordinated Notes using a portion of the proceeds from this offering and (6) the $38.6 million of compensation expense related to the acceleration of the expense recognition for certain equity incentive awards that will be recognized in connection with the completion of this offering.

The following table does not reflect the Incremental Borrowings or their intended use, which is described in “Prospectus summary—Recent developments.”

This information should be read in conjunction with “Use of proceeds,” “Selected consolidated financial and operating data,” “Unaudited pro forma condensed consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

March 31, 2013 (dollars in millions, except share-related amounts)	Actual		Pro forma as adjusted

Cash and cash equivalents	$147.1		$174.5

Total debt (including current portion):
ABL Facility due 2016	$—		—
Term Loan Facility due 2014	408.7		—	(1)
Term Loan Facility due 2017	890.8		—	(1)
Term Loan Facility due 2020	—		1,350.0	(1)
Senior Secured Notes due 2018	500.0		325.0
Senior Notes due 2019	1,305.0	(2)	1,305.0
Senior Subordinated Notes due 2017	571.5		425.5

Total debt (including current portion)	3,676.0	(3)	3,405.5	(3)

Shareholders’ equity:
Preferred stock, par value $0.01 per share; no shares authorized or outstanding on an actual basis; 100,000,000 shares authorized and no shares outstanding on a pro forma as adjusted basis	—		—
Common stock, par value $0.01 per share; 286,059,923 shares authorized and 145,128,068 shares outstanding on an actual basis as adjusted; 1,000,000,000 shares authorized and 168,378,068 shares outstanding on a pro forma as adjusted basis(4)	1.4		1.7
Additional paid-in capital	2,209.2		2,616.1
Accumulated deficit	(2,044.8)		(2,105.5)
Accumulated other comprehensive loss	(2.0)		(2.0)

Total shareholders’ equity	163.8		510.3

Total capitalization	$3,839.8		$3,915.8

(1)	On April 29, 2013, CDW LLC entered into a new seven-year $1,350.0 million Term Loan Facility. The Term Loan Facility replaces the Prior Term Loan Facility. The amounts disclosed exclude the unamortized discount of $3.4 million.

(2)	Excludes the unamortized premium of $4.8 million.

(3)	This amount does not include any of the $252.9 million in obligations outstanding under our inventory financing agreements as of March 31, 2013. We include these obligations in current liabilities and not in total debt because we have not in the past incurred, and in the future do not expect to incur, any interest expense under these agreements. This amount is classified separately as accounts payable–inventory financing on our consolidated balance sheets. For more information, see “Description of certain indebtedness.”

(4)	The number of shares of our common stock to be outstanding immediately after the completion of this offering is based on 145,128,068 shares of common stock outstanding on March 31, 2013, plus 23,250,000 shares of common stock to be sold by us in this offering.

Dilution

If you purchase our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book deficit per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of our common stock is substantially in excess of the book deficit per share of common stock attributable to our existing stockholders for the currently outstanding shares of common stock.

Our net tangible book deficit as of March 31, 2013 was $(3,493.1) million, or $(24.07) per share of common stock. Net tangible book deficit per share represents the amount of our total tangible assets (which for the purpose of this calculation represents total assets excluding goodwill, customer relationships, trade names and deferred financing costs) less total liabilities, divided by the number of shares of common stock outstanding.

After giving effect to the sale of the 23,250,000 shares of common stock offered by us in this offering at the initial public offering price of $17.00 per share, less estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book deficit as of March 31, 2013 would have been approximately $(3,124.5) million, or $(18.56) per share of common stock. This represents an immediate increase in net tangible book deficit to our existing stockholders of $5.51 per share and an immediate dilution to purchasers in this offering of $35.56 per share. The following table illustrates this pro forma per share dilution in net tangible book deficit to purchasers.

Initial public offering price per share	$17.00
Net tangible book deficit per share as of March 31, 2013	(24.07)
Increase per share attributable to purchasers in this offering	5.51
Net tangible book deficit per share after giving effect to this offering	(18.56)

Dilution in net tangible book deficit per share to purchasers in this offering	$35.56

The following table summarizes as of March 31, 2013, on an as adjusted basis, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by purchasers in this offering, based upon the initial public offering price of $17.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders	145,128,068	86.2%	$2,146,633,582	84.5%	$14.79
New investors	23,250,000	13.8%	395,250,000	15.5%	17.00

Total	168,378,068	100%	$2,541,883,582	100%	$15.10

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options. If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own approximately 84.4% and purchasers in this offering would own approximately 15.6% of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the net tangible book deficit per share after this offering would be $(17.86) per share, and the dilution in the net tangible book deficit per share to purchasers in this offering would be $34.86 per share.

The tables and calculations above are based on 168,378,068 shares of common stock outstanding as of March 31, 2013 after giving effect to the sale of 23,250,000 shares of common stock offered by us in this offering and assume no exercise by the underwriters of their option to purchase up to an additional 3,487,500 shares from us. This number excludes an aggregate of 11,700,000 shares of common stock reserved for issuance under our equity incentive plan that we have adopted in connection with this offering, including the shares of common stock underlying the stock options to be issued under such plan to a limited number of holders of B Units of CDW Holdings with a participation threshold in excess of $0.01 in connection with the distribution of shares of common stock held by CDW Holdings, as described in “Certain transactions—Management, board member and sponsor equity arrangements—Unitholders agreement,” and restricted stock units to be granted to certain coworkers in connection with this offering.

Unaudited pro forma condensed consolidated financial data

The following tables set forth our unaudited pro forma and historical condensed consolidated balance sheet at March 31, 2013 and consolidated statements of operations for the three months ended March 31, 2013 and the year ended December 31, 2012.

The unaudited pro forma condensed consolidated balance sheet at March 31, 2013 gives effect to the following transactions as if each had occurred on March 31, 2013: (i) the 2013 Term Loan Refinancing, and (ii) this offering and the use of proceeds therefrom as set forth under “Use of proceeds.” The unaudited pro forma condensed consolidated balance sheet also includes adjustments for (a) the $16.8 million loss on extinguishment for the redemption premium and write-off of unamortized deferred financing costs that will be recognized in connection with the redemption of the Senior Secured Notes using a portion of the proceeds from this offering, (b) the $11.3 million loss on extinguishment for the redemption premium and write-off of unamortized deferred financing costs that will be recognized in connection with the redemption of the Senior Subordinated Notes using a portion of the proceeds from this offering, and (c) the $38.6 million of compensation expense related to the acceleration of the expense recognition for certain equity incentive awards in connection with the completion of this offering. The effects of the 2012 Debt Transactions and the 2013 Redemption (as defined below) are already reflected on the historical balance sheet at March 31, 2013.

The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2013 and the year ended December 31, 2012 give effect to the following transactions as if each had occurred on January 1, 2012: (i) the February 17, 2012 issuance of $130.0 million aggregate principal amount of Senior Notes (the “2012 Senior Notes Issuance”), (ii) the February 17, 2012 and March 5, 2012 repurchases and March 19, 2012 redemption of an aggregate of $129.0 million principal amount of senior exchange notes due 2015 (the “Senior Notes due 2015”) (the “2012 Senior Notes Repurchases and Redemption”), (iii) the December 21, 2012 redemption of $100.0 million aggregate principal amount of Senior Subordinated Notes (the “2012 Senior Subordinated Notes Redemption” and, together with the 2012 Senior Notes Issuance and the 2012 Senior Notes Repurchases and Redemption, the “2012 Debt Transactions”), (iv) the March 8, 2013 redemption of $50.0 million aggregate principal amount of Senior Subordinated Notes (the “2013 Redemption”), (v) the 2013 Term Loan Refinancing (together with the 2013 Redemption, the “2013 Debt Transactions” and, collectively with the 2012 Debt Transactions, the “2012 and 2013 Debt Transactions”), (vi) the redemption of $175.0 million aggregate principal amount of Senior Secured Notes at a redemption price of 108.000%, (vii) the redemption of $146.0 million aggregate principal amount of Senior Subordinated Notes at a redemption price of 106.268%, (viii) the elimination of the annual $5.0 million management fee paid to the Sponsors that the parties will terminate in connection with the completion of this offering, and (ix) this offering and use of proceeds therefrom as set forth under “Use of proceeds.”

The unaudited pro forma condensed consolidated balance sheet at March 31, 2013 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2013 and the year ended December 31, 2012 do not give effect to the Incremental Borrowings or their intended use, as described in “Prospectus summary—Recent developments.”

We are party to the Management Services Agreement with affiliates of the Sponsors pursuant to which they have agreed to provide us with management and consulting services and financial and other advisory services. Pursuant to such agreement, the Sponsors earn an annual advisory fee of $5.0 million and reimbursement of out-of-pocket expenses incurred in connection with the provision of such services. In connection with this offering, the parties will terminate the Management Services Agreement, and in connection with such termination we will pay affiliates of the Sponsors a termination fee of $24.4 million.

In connection with this offering, we expect to recognize certain nonrecurring charges which have not been adjusted in the unaudited pro forma consolidated statement of operations, as such charges will not have an ongoing impact on our financial results. These charges include a $24.4 million termination fee related to the Management Services Agreement, compensation expense of $38.6 million related to the acceleration of the expense recognition for certain equity incentive awards upon the completion of this offering, a loss on extinguishment of $16.8 million related to the Senior Secured Notes redemption using a portion of the proceeds from this offering, and a loss on extinguishment of $11.3 million related to the Senior Subordinated Notes redemption using a portion of the proceeds from this offering.

We derived the unaudited pro forma condensed consolidated financial data by applying pro forma adjustments to our consolidated financial statements appearing elsewhere in this prospectus. The adjustments give effect to pro forma events that are (1) directly attributable to the 2012 and 2013 Debt Transactions and this offering, (2) factually supportable and (3) with respect to the unaudited pro forma consolidated statements of operations, expected to have a continuing impact on our financial results. The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. These assumptions are subject to change and the effect of any such change could be material. The adjustments necessary to fairly present these unaudited pro forma condensed consolidated financial data are described in the accompanying notes. The unaudited pro forma condensed consolidated financial data should be read in conjunction with the sections of this prospectus entitled “Use of proceeds,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations,” and our historical consolidated financial statements and related notes appearing elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial data are for informational purposes only and are not intended to represent or to be indicative of the consolidated results of operations or financial position that we would have reported had the transactions and this offering been completed on the dates indicated and should not be taken as representative of our future consolidated results of operations or financial position.

CDW Corporation and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheet

March 31, 2013 (in millions)	Historical as reported March 31, 2013	Adjustments related to the 2013 Term Loan Refinancing	Pro forma for the 2013 Term Loan Refinancing	Adjustments related to this offering		Pro forma March 31, 2013

Assets

Current assets:
Cash and cash equivalents	$147.1	$39.9(1)	$187.0	$(12.5	)(8)	$174.5
Accounts receivable, net	1,264.5		1,264.5			1,264.5
Merchandise inventory	358.4		358.4			358.4
Miscellaneous receivables	151.5		151.5			151.5
Deferred income taxes	13.1		13.1			13.1
Prepaid expenses and other	51.5		51.5			51.5

Total current assets	1,986.1	39.9	2,026.0	(12.5)		2,013.5
Property and equipment, net	134.0		134.0			134.0
Goodwill	2,208.5		2,208.5			2,208.5
Other intangible assets, net	1,443.6		1,443.6			1,443.6
Deferred financing costs, net	49.3	(10.6)(5)	43.4	(4.9	)(9)	38.5
		4.7(7)
Other assets	1.2		1.2			1.2

Total assets	$5,822.7	$34.0	$5,856.7	$(17.4)		$5,839.3

	Historical as reported March 31, 2013	Adjustments related to the 2013 Term Loan Refinancing	Pro forma for the 2013 Term Loan Refinancing	Adjustments related to this offering		Pro forma March 31, 2013

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable—trade	$642.1		$642.1			$642.1
Accounts payable—inventory financing	252.9		252.9			252.9
Deferred revenue	66.0		66.0			66.0
Accrued expenses	351.9	$(4.1)(6)	345.3	$(48.0	)(10)	296.8
		(2.5)(4)		(0.5	)(12)

Total current liabilities	1,312.9	(6.6)	1,306.3	(48.5)		1,257.8

Long-term liabilities
Debt	3,680.8	50.5(3)	3,727.9	(146.0	)(11)	3,406.9
		(3.4)(2)		(175.0	)(14)
Deferred income taxes	609.0		609.0	0.9	(13)	609.9
Accrued interest	6.9		6.9	(1.8	)(12)	5.1
Other liabilities	49.3		49.3			49.3

Total long-term liabilities	4,346.0	47.1	4,393.1	(321.9)		4,071.2

Commitments and contingencies

Shareholders’ equity:
Common Stock	1.4		1.4	0.3	(19)	1.7
Paid-in capital	2,209.2		2,209.2	407.2	(15)	2,616.1
				(0.3	)(19)
Accumulated deficit	(2,044.8)	(10.6)(5)	(2,051.3)	(15.8	)(16)	(2,105.5)
		4.1(6)		(14.9	)(17)
				(23.5	)(18)
Accumulated other comprehensive loss	(2.0)		(2.0)			(2.0)

Total shareholders’ equity	163.8	(6.5)	157.3	353.0		510.3

Total liabilities and shareholders’ equity	$5,822.7	$34.0	$5,856.7	$(17.4)		$5,839.3

Notes to the unaudited pro forma condensed consolidated balance sheet

1)	Reflects the adjustments to cash and cash equivalents for the following (in millions):

Proceeds from the Term Loan Facility (see note 3)	$1,350.0
Repayment of the Prior Term Loan Facility—non-extended loans (see note 3)	(408.7)
Repayment of the Prior Term Loan Facility—extended loans (see note 3)	(890.8)
Discount on the Term Loan Facility (see note 2)	(3.4)
Accrued and unpaid interest on the Prior Term Loan Facility (see note 4)	(2.5)
Transaction fees and expenses related to the Term Loan Facility (see note 7)	(4.7)

Net pro forma adjustment to cash and cash equivalents	$39.9

For more information about the 2013 Term Loan Refinancing, please refer to Note 20 to the historical audited consolidated financial statements appearing elsewhere in this prospectus.

2)	Reflects the adjustment for the discount on the Term Loan Facility, calculated using the aggregate principal amount of $1,350.0 million and the discount rate of 0.25%.

3)	Reflects the adjustment to debt for the proceeds from the Term Loan Facility of $1,350.0 million less repayments totaling $1,299.5 million for the Prior Term Loan Facility (non-extended and extended loans).

4)	Reflects the adjustment for accrued and unpaid interest through March 31, 2013 related to the Prior Term Loan Facility.

5)	Reflects the write-off of the unamortized deferred financing costs related to the Prior Term Loan Facility.

6)	Reflects the adjustment to income taxes payable related to the tax effect of the write-off of the unamortized deferred financing costs related to the Prior Term Loan Facility, calculated using an estimated combined federal and state statutory tax rate of 39%.

7)	Reflects the adjustment to deferred financing costs, net to capitalize transaction fees and expenses related to the Term Loan Facility.

8)	Reflects the adjustments to cash and cash equivalents for the following (in millions):

Net proceeds from this offering (see note 15)	$368.6
Fee to terminate the Management Services Agreement (see note 17)	(24.4)
Redemption of the Senior Secured Notes (see note 14)	(189.0)
Redemption of the Senior Subordinated Notes (see note 11)	(155.2)
Accrued and unpaid interest related to the Senior Secured Notes redemption (see note 14)	(4.1)
Accrued and unpaid interest related to the Senior Subordinated Notes redemption (see note 11)	(8.4)

Net pro forma adjustment to cash and cash equivalents	$(12.5)

9)	Reflects the write-off of a portion of the unamortized deferred financing costs related to the redemption of the Senior Secured Notes and Senior Subordinated Notes with a portion of the proceeds from this offering.

10)	Reflects the adjustments to accrued expenses for the following (in millions):

Tax effect of the Management Services Agreement termination fee (see note 17)	$(9.5	)(a)
Tax effect of the acceleration of expense recognition for certain equity incentive awards (see note 18)	(15.1	)(a)
Tax effect of the write-off of the unamortized deferred financing costs (see note 9)	(1.9	)(a)
Tax effect of the redemption premiums (see notes 11 and 14)	(9.0	)(a)
Accrued and unpaid interest related to the Senior Secured Notes redemption (see note 14)	(4.1)
Accrued and unpaid interest related to the Senior Subordinated Notes redemption (see note 11)	(8.4)

Net pro forma adjustment to accrued expenses	$(48.0)

(a)	Adjustment to income taxes payable, calculated using an estimated combined federal and state statutory tax rate of 39%.

11)	Reflects the redemption of $146.0 million aggregate principal amount of the Senior Subordinated Notes, $8.4 million of accrued and unpaid interest to the date of redemption and a redemption premium of $9.2 million representing 6.268% of the principal amount redeemed.

12)	Reflects the adjustment to interest expense and accrued interest payable for the difference between interest expense previously recognized under the effective interest method and actual interest paid related to the redemption of the Senior Subordinated Notes with a portion of the proceeds from this offering.

13)	Reflects the adjustment to deferred income taxes related to the tax effect of the interest expense adjustment discussed in note 12, calculated using an estimated combined federal and state statutory tax rate of 39%.

14)	Reflects the redemption of $175.0 million aggregate principal amount of the Senior Secured Notes, $4.1 million of accrued and unpaid interest to the date of redemption and a redemption premium of $14.0 million representing 8.0% of the principal amount redeemed.

15)	Reflects the adjustments to paid-in capital for the following (in millions):

Net proceeds from this offering (see note 8)	$368.6	(a)
Acceleration of the expense recognition for certain equity incentive awards (see note 18)	38.6

Net pro forma adjustment to paid-in capital	$407.2

(a)	Reflects the issuance of 23,250,000 shares of common stock in this offering at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses of $26.7 million.

16)	Reflects the adjustments to accumulated deficit for the following debt-related items (in millions):

Redemption premium related to the Senior Secured Notes (see note 14)	$(14.0)
Redemption premium related to the redemption of the Senior Subordinated Notes (see note 11)	(9.2)
Tax effect of the redemption premiums (see note 10)	9.0
Interest expense adjustment related to the redemption of the Senior Subordinated Notes (see note 12)	2.3
Tax effect of the Senior Subordinated Notes interest expense adjustment (see note 13)	(0.9)
Write-off of the unamortized deferred financing costs related to the redemption of the Senior Secured Notes and Senior Subordinated Notes (see note 9)	(4.9)
Tax effect of the write-off of the unamortized deferred financing costs (see note 10)	1.9

Net pro forma adjustments to accumulated deficit	$(15.8)

17)	In connection with this offering, the parties will terminate the Management Services Agreement and pay affiliates of the Sponsors a termination fee of $24.4 million (see note 8). Reflects the adjustment to accumulated deficit for the $24.4 million termination fee, net of the tax effect of $9.5 million (see note 10).

18)	Reflects the adjustment to accumulated deficit for the $38.6 million of compensation expense related to the acceleration of the expense recognition for certain equity incentive awards upon completion of this offering, net of the tax effect of $15.1 million (see note 10).

Compensation expense related to the acceleration of the expense recognition for certain equity awards is calculated as follows:

MPK Plan Units outstanding at March 31, 2013	64,121
MPK Plan Units settled from plan inception through March 31, 2013	2,388

MPK Plan Units subject to historical compensation expense	66,509
Grant date fair value per MPK Plan Unit	$1,000
Grant date fair value of MPK Plan Units subject to historical compensation expense (in millions)	66.5
Expense recognized from plan inception through March 31, 2013 (in millions)	(27.9)

Compensation expense related to the acceleration of the expense recognition for certain equity incentive awards (in millions)	$38.6

19)	Reflects the adjustment to common stock for the par value of $0.01 per share for the 23,250,000 shares issued in this offering.

CDW Corporation and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

For the three months ended March 31, 2013 (in millions, except per-share amounts)	Historical as reported three months ended March 31, 2013	Adjustments related to the 2012 and 2013 Debt Transactions		Pro forma for the 2012 and 2013 Debt Transactions	Adjustments related to this offering		Pro forma three months ended March 31, 2013

Net sales	$2,411.7			$2,411.7			$2,411.7
Cost of sales	2,009.7			2,009.7			2,009.7

Gross profit	402.0			402.0			402.0
Selling and administrative expenses	251.5			251.5	$(1.3	)(4)	250.2
Advertising expense	30.4			30.4			30.4

Income from operations	120.1			120.1	1.3		121.4
Interest expense, net	(72.1)	$2.3	(1)	(69.8)	8.2	(5)	(61.6)
Net loss on extinguishments of long-term debt	(3.9)	3.9	(2)	—
Other income, net	0.4			0.4			0.4

Income before income taxes	44.5	6.2		50.7	9.5		60.2
Income tax expense	(16.2)	(2.4	)(3)	(18.6)	(3.7	)(6)	(22.3)

Net income	$28.3	$3.8		$32.1	$5.8		$37.9

Net income per common share:
Basic	$0.19						$0.23	(7)
Diluted	$0.19						$0.23	(7)

Weighted average number of common shares outstanding:
Basic	145.2						164.5	(7)
Diluted	146.1						168.2	(7)

CDW Corporation and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2012 (in millions, except per-share amounts)	Historical as reported year ended December 31, 2012	Adjustments related to the 2012 and 2013 Debt Transactions		Pro forma for 2012 and 2013 Debt Transactions	Adjustments related to this offering		Pro forma year ended December 31, 2012

Net sales	$10,128.2			$10,128.2			$10,128.2
Cost of sales	8,458.6			8,458.6			8,458.6

Gross profit	1,669.6			1,669.6			1,669.6
Selling and administrative expenses	1,029.5			1,029.5	$(5.0	)(4)	1,024.5
Advertising expense	129.5			129.5			129.5

Income from operations	510.6			510.6	5.0		515.6
Interest expense, net	(307.4)	$26.7	(1)	(280.7)	32.7	(5)	(248.0)
Net loss on extinguishments of long-term debt	(17.2)	17.2	(2)	—			—
Other income, net	0.1			0.1			0.1

Income before income taxes	186.1	43.9		230.0	37.7		267.7
Income tax expense	(67.1)	(17.1	)(3)	(84.2)	(14.7	)(6)	(98.9)

Net income	$119.0	$26.8		$145.8	$23.0		$168.8

Net income per common share:
Basic	$0.82						$1.03	(7)
Diluted	$0.82						$1.00	(7)

Weighted average number of common shares outstanding:
Basic	145.1						164.4	(7)
Diluted	145.8						168.1	(7)

Notes to the unaudited pro forma consolidated statements of operations

1)	Reflects the net adjustment to interest expense for the 2012 and 2013 Debt Transactions, calculated as follows:

	Stated interest rate	Assumed interest rate		Pro forma interest expense for the three months ended March 31, 2013 (in millions)	Pro forma interest expense for the year ended December 31, 2012 (in millions)

$1,350.0 million Term Loan Facility, based on average balances of $1,343.3 million and $1,334.8 million at December 31, 2012 and March 31, 2013, respectively (a)	1% LIBOR floor plus 2.5% (rate on transaction date of April 29, 2013)	3.6%	(b)	$12.0	$48.4
$1,305.0 million Senior Notes	Fixed at 8.5%	8.5%		27.7	110.9
$571.5 million Senior Subordinated Notes	Fixed at 12.535%	12.2%	(b)	17.4	69.7
Amortization of deferred financing costs				0.6	4.5

Pro forma interest expense related to the 2012 and 2013 Debt Transactions				57.7	233.5
Elimination of historical interest expense related to the 2012 and 2013 Debt Transactions				(60.0)	(260.2)

Net pro forma adjustment to interest expense				$(2.3)	$(26.7)

(a)	Reflects the required quarterly principal payments of $3.4 million.

(b)	Represents the effective interest rate on the original transaction date.

For more information about the 2012 and 2013 Debt Transactions, please refer to Notes 7 and 20 to the historical audited consolidated financial statements appearing elsewhere in this prospectus.

2)	The net loss on extinguishments of long-term debt included in the historical consolidated financial statements is a direct result of the 2012 and 2013 Debt Transactions and accordingly, such amount is excluded from the unaudited pro forma consolidated statements of operations.

3)	Reflects the tax effect of the pro forma adjustments using an estimated combined federal and state statutory tax rate of 39%.

4)	Reflects the elimination of $5.0 million of annual management fees paid to the Sponsors. In connection with this offering, the parties will terminate the Management Services Agreement.

(5)	Reflects the net adjustment to interest expense for the redemptions of the Senior Secured Notes and Senior Subordinated Notes, which are incremental to the pro forma adjustments included in Note 1 above. Amounts are calculated as follows:

	Stated interest rate	Assumed interest rate	Pro forma interest expense for the three months ended March 31, 2013 (in millions)	Pro forma interest expense for the year ended December 31, 2012 (in millions)

$325.0 million Senior Secured Notes (a)	Fixed at 8.0%	8.0%	$6.5	$26.0
$425.5 million Senior Subordinated Notes (b)	Fixed at 12.535%	12.2%	13.0	51.9
Amortization of deferred financing costs			0.5	2.3

Pro forma interest expense related to the redemptions of the Senior Secured Notes and Senior Subordinated Notes			20.0	80.2
Elimination of historical interest expense related to the Senior Secured Notes redemption			(10.0)	(40.0)
Elimination of pro forma interest expense related to the 2012 Senior Subordinated Notes Redemption and 2013 Redemption (c)			(17.4)	(69.7)
Elimination of amortization of deferred financing costs			(0.8)	(3.2)

Net incremental pro forma adjustment to interest expense			$(8.2)	$(32.7)

(a)	Reflects the principal amount after the redemption of $175.0 million aggregate principal amount of the Senior Secured Notes using a portion of the proceeds from this offering.

(b)	Reflects the principal amount after the redemption of $146.0 million aggregate principal amount of the Senior Subordinated Notes using a portion of the proceeds from this offering.

(c)	Reflects the pro forma interest expense for the Senior Subordinated Notes included in Note 1 above.

(6)	Reflects the tax effect of the pro forma adjustments using an estimated combined federal and state statutory tax rate of 39%.

7)	Reflects adjustments to outstanding common shares and net income per share as if the 2012 and 2013 Debt Transactions and this offering had occurred on January 1, 2012. The following table sets forth the computation of pro forma basic and diluted net income per common share (in millions, except per-share amounts):

	Three months ended March 31, 2013	Year ended December 31, 2012

Pro forma net income	$37.9	$168.8

Pro forma weighted-average number of common shares outstanding:
Weighted-average number of existing common shares	145.2	145.1
Weighted-average common shares to be restricted as a result of this offering (a)	(4.0)	(4.0)
Shares issued in this offering	23.3	23.3

Pro forma weighted-average number of common shares outstanding - basic	164.5	164.4
Effect of restricted shares (a)	3.7	3.7

Pro forma weighted-average number of common shares outstanding - diluted	168.2	168.1

Pro forma net income per common share:
Basic	$0.23	$1.03
Diluted	$0.23	1.00

(a)	In connection with this offering, CDW Holdings will distribute all of its shares of our common stock to its existing members in accordance with their respective membership interests. Pursuant to the terms of the CDW Holdings limited liability company agreement, common stock received by holders of B Units in connection with the distribution will be subject to any vesting provisions currently applicable to any such holder’s B Units and the shares of common stock that are subject to vesting will be issued in the form of restricted stock.

8)	We expect to recognize certain nonrecurring charges directly related to this offering which have not been adjusted in the unaudited pro forma consolidated statements of operations as they will not have a continuing impact on our financial results. These charges include an expense of $24.4 million related to the termination of the Management Services Agreement, $38.6 million of compensation expense related to the acceleration of the expense recognition for certain equity incentive awards upon completion of this offering, and a loss on extinguishment of $28.1 million related to the Senior Secured Notes and Senior Subordinated Notes redemptions using a portion of the proceeds from this offering. As these adjustments are nonrecurring, they are not included in the pro forma adjustments above.

Selected consolidated financial and operating data

The following table sets forth our selected historical consolidated financial and operating data for the periods ended and as of the dates indicated below. The selected historical consolidated financial and operating data presented below as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 have been derived from the unaudited consolidated financial statements included elsewhere in this prospectus. We have derived the selected historical consolidated financial and operating data presented below as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The selected historical consolidated financial and operating data as of December 31, 2010,

2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from our audited consolidated financial statements as of and for those periods, which are not included in this prospectus.

The unaudited pro forma financial data for the three months ended March 31, 2013 and the year ended December 31, 2012 give effect to the transactions described in “Unaudited pro forma condensed consolidated financial data” as if such transactions had occurred on January 1, 2012. The unaudited pro forma financial data are for informational purposes only and are not intended to represent or be indicative of the consolidated results of operations that we would have reported had the foregoing transactions and this offering been completed on the dates indicated, and should not be taken as representative of our future consolidated results of operations.

The selected historical consolidated financial and operating data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” “Risk factors,” “Use of proceeds,” “Capitalization” and our historical financial statements and related notes appearing elsewhere in this prospectus.

The following are some of the items affecting comparability of the selected historical consolidated financial and operating data for the periods presented:

•

During the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012 and 2011, we recorded net losses on extinguishments of long-term debt of $3.9 million, $9.4 million, $17.2 million and $118.9 million, respectively. During the year ended December 31, 2010, we recorded a net gain on extinguishments of long-term debt of $2.0 million. The amounts represented the difference between the amount paid upon extinguishment, including call premiums and expenses paid to the debt holders and agents, and the net carrying amount of the extinguished debt, adjusted for a portion of the unamortized deferred financing costs.

•

During the years ended December 31, 2009 and 2008, we recorded goodwill impairment charges of $241.8 million and $1,712.0 million, respectively. These impairments were primarily attributable to deterioration in macroeconomic conditions and overall declines in net sales.

(in millions, except per-share data)	Three months ended March 31,		Years ended December 31,
	2013	2012	2012	2011	2010	2009	2008

	(unaudited)	(unaudited)

Statement of Operations Data:
Net sales	$2,411.7	$2,319.2	$10,128.2	$9,602.4	$8,801.2	$7,162.6	$8,071.2
Cost of sales	2,009.7	1,934.6	8,458.6	8,018.9	7,410.4	6,029.7	6,710.2

Gross profit	402.0	384.6	1,669.6	1,583.5	1,390.8	1,132.9	1,361.0
Selling and administrative expenses	251.5	251.6	1,029.5	990.1	932.1	821.1	894.8
Advertising expense	30.4	29.4	129.5	122.7	106.0	101.9	141.3
Goodwill impairment	—	—	—	—	—	241.8	1,712.0

Income (loss) from operations	120.1	103.6	510.6	470.7	352.7	(31.9)	(1,387.1)
Interest expense, net	(72.1)	(78.9)	(307.4)	(324.2)	(391.9)	(431.7)	(390.3)
Net (loss) gain on extinguishments of long-term debt	(3.9)	(9.4)	(17.2)	(118.9)	2.0	—	—
Other income (expense), net	0.4	(0.2)	0.1	0.7	0.2	2.4	0.2

Income (loss) before income taxes	44.5	15.1	186.1	28.3	(37.0)	(461.2)	(1,777.2)
Income tax (expense) benefit	(16.2)	(4.2)	(67.1)	(11.2)	7.8	87.8	12.1

Net income (loss)	$28.3	$10.9	$119.0	$17.1	$(29.2)	$(373.4)	$(1,765.1)

Net income (loss) per common share
Basic	$0.19	$0.08	$0.82	$0.12	$(0.20)	$(2.60)	$(12.32)
Diluted	$0.19	$0.07	$0.82	$0.12	$(0.20)	$(2.60)	$(12.32)
Weighted-average common shares outstanding
Basic	145.2	145.0	145.1	144.8	144.4	143.8	143.3
Diluted	146.1	145.8	145.8	144.9	144.4	143.8	143.3
Pro forma net income per common share(1)
Basic	0.23		1.03
Diluted	0.23		1.00
Pro forma weighted-average common shares outstanding(1)
Basic	164.5		164.4
Diluted	168.2		168.1
(dollars in millions)	March 31,		December 31,
	2013	2012	2012	2011	2010	2009	2008

	(unaudited)	(unaudited)

Balance Sheet Data:
Cash and cash equivalents	$147.1	$36.5	$37.9	$99.9	$36.6	$88.0	$94.4
Working capital	673.2	593.6	666.5	538.1	675.4	923.2	877.6
Total assets	5,822.7	5,740.9	5,720.0	5,967.7	5,943.8	5,976.0	6,276.3
Total debt and capitalized lease obligations(2)	3,680.8	3,871.6	3,771.0	4,066.0	4,290.0	4,621.9	4,633.5
Total shareholders’ equity (deficit)	163.8	10.6	136.5	(7.3)	(43.5)	(44.7)	262.2

Other Financial Data:
Capital expenditures	$8.8	$8.3	$41.4	$45.7	$41.5	$15.6	$41.1
Depreciation and amortization	52.0	52.5	210.2	204.9	209.4	218.2	218.4
Gross profit as a percentage of net sales	16.7%	16.6%	16.5%	16.5%	15.8%	15.8%	16.9%

Ratio of earnings to fixed charges(3)
(unaudited)	1.6	1.2	1.6	1.1	(a)	(a)	(a)
EBITDA(4)
(unaudited)	168.6	146.5	703.7	557.4	564.3	188.7	(1,168.5)
Adjusted EBITDA(4)
(unaudited)	178.6	166.4	766.6	717.3	601.8	465.4	570.6

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$208.0	$223.0	$317.4	$214.7	$423.7	$107.6	$215.4
Investing activities	(8.8)	(8.3)	(41.7)	(56.0)	(125.4)	(82.6)	(60.3)
Financing activities	(89.5)	(278.4)	(338.0)	(95.4)	(350.1)	(31.9)	(75.8)

(1)	Both pro forma net income per share and pro forma weighted-average common shares outstanding give effect to the reclassification of our Class A common stock and Class B common stock into a single class of common stock and the subsequent 143.0299613-for-1 stock split of our common stock, both of which were effected on June 6, 2013, and the issuance of shares in this offering. In addition, the pro forma presentation does not reflect certain nonrecurring charges directly related to this offering which we expect to recognize, as they will not have an ongoing impact on our financial results. These charges include a $24.4 million termination fee related to termination of the Management Services Agreement, compensation expense of $38.6 million related to the acceleration of the expense recognition for certain equity incentive awards upon the completion of this offering, and a loss on extinguishment of $28.1 million related to the Senior Secured Notes and Senior Subordinated Notes redemptions using a portion of the proceeds from this offering.

(2)	Excludes obligations outstanding of $252.9 million, $204.7 million, $249.2 million, $278.7 million, $28.2 million, 25.0 million and 34.1 million, as of March 31, 2013, March 31, 2012, December 31, 2012, December 31, 2011, December 31, 2010, December 31, 2009 and December 31, 2008, respectively, under our inventory financing agreements. We do not include these obligations in total debt because we have not in the past incurred, and in the future do not expect to incur, any interest expense these agreements. For more information, see “Description of certain indebtedness.” These amounts are classified separately as accounts payable–inventory financing on our consolidated balance sheets.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes minus income from equity investment plus fixed charges. Fixed charges consist of interest expensed and the portion of rental expense we believe is representative of the interest component of rental expense.

(a)	For the years ended December 31, 2010, 2009 and 2008, earnings available for fixed charges were inadequate to cover fixed charges by $37.0 million, $461.2 million and $1,777.2 million, respectively.

(4)	EBITDA is defined as consolidated net income (loss) before interest income (expense), income tax benefit (expense), depreciation, and amortization. Adjusted EBITDA, which is a measure defined in the Senior Credit Facilities, is calculated by adjusting EBITDA for certain items of income and expense including (but not limited to) the following: (a) non-cash equity-based compensation; (b) goodwill impairment charges; (c) sponsor fees; (d) certain consulting fees; (e) debt-related legal and accounting costs; (f) equity investment income and losses; (g) certain severance and retention costs; (h) gains and losses from the early extinguishment of debt; (i) gains and losses from asset dispositions outside the ordinary course of business; and (j) non-recurring, extraordinary or unusual gains or losses or expenses.

We have included a reconciliation of EBITDA and Adjusted EBITDA in the table below. Both EBITDA and Adjusted EBITDA are considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP measures used by the Company may differ from similar measures used by other companies, even when similar terms are used to identify such measures. We believe that EBITDA and Adjusted EBITDA provide helpful information with respect to our operating performance and cash flows including our ability to meet our future debt service, capital expenditures, and working capital requirements. Adjusted EBITDA also provides helpful information as it is the primary measure used in certain financial covenants contained in the Senior Credit Facilities.

The following unaudited table sets forth reconciliations of GAAP net income (loss) to EBITDA and EBITDA to Adjusted EBITDA for the periods presented:

	Three months ended March 31,		Years ended December 31,
(in millions)	2013	2012	2012	2011	2010	2009	2008

Net income (loss)	$28.3	$10.9	$119.0	$17.1	$(29.2)	$(373.4)	$(1,765.1)
Depreciation and amortization	52.0	52.5	210.2	204.9	209.4	218.2	218.4
Income tax expense (benefit)	16.2	4.2	67.1	11.2	(7.8)	(87.8)	(12.1)
Interest expense, net	72.1	78.9	307.4	324.2	391.9	431.7	390.3

EBITDA	168.6	146.5	703.7	557.4	564.3	188.7	(1,168.5)

Non-cash equity-based compensation	1.9	5.7	22.1	19.5	11.5	15.9	17.8
Sponsor fees(i)	1.3	1.3	5.0	5.0	5.0	5.0	5.0
Goodwill impairment	—	—	—	—	—	241.8	1,712.0
Consulting and debt-related professional fees	0.1	0.1	0.6	5.1	15.1	14.1	4.3
Net loss (gain) on extinguishments of long-term debt	3.9	9.4	17.2	118.9	(2.0)	—	—
Other adjustments(ii)	2.8	3.4	18.0	11.4	7.9	(0.1)	—

Adjusted EBITDA	$178.6	$166.4	$766.6	$717.3	$601.8	$465.4	$570.6

(i)	Reflects historical fees paid to affiliates of the Sponsors under the Management Services Agreement. In connection with this offering, we will terminate the Management Services Agreement. See “Certain transactions—Management Services Agreement.”

(ii)	Includes certain retention costs and equity investment income, a litigation loss in the fourth quarter of 2012, certain severance costs in 2009, and a gain related to the sale of the Informacast software and equipment in 2009.

The following unaudited table sets forth a reconciliation of EBITDA to net cash provided by operating activities for the periods presented:

(in millions)	Three months ended March 31,		Years ended December 31,
	2013	2012	2012	2011	2010	2009	2008

EBITDA	$168.6	$146.5	$703.7	$557.4	$564.3	$188.7	$(1,168.5)
Depreciation and amortization	(52.0)	(52.5)	(210.2)	(204.9)	(209.4)	(218.2)	(218.4)
Income tax (expense) benefit	(16.2)	(4.2)	(67.1)	(11.2)	7.8	87.8	12.1
Interest expense, net	(72.1)	(78.9)	(307.4)	(324.2)	(391.9)	(431.7)	(390.3)

Net income (loss)	28.3	10.9	119.0	17.1	(29.2)	(373.4)	(1,765.1)

Depreciation and amortization	52.0	52.5	210.2	204.9	209.4	218.2	218.4
Goodwill impairment	—	—	—	—	—	241.8	1,712.0
Equity-based compensation expense	1.9	5.7	22.1	19.5	11.5	15.9	17.8
Amortization of deferred financing costs and debt premium	3.0	5.2	13.6	15.7	18.0	16.2	38.6
Deferred income taxes	(14.1)	(16.6)	(56.3)	(10.2)	(4.3)	(94.4)	(39.9)
Allowance for doubtful accounts	—	0.4	—	0.4	(1.3)	(0.2)	0.4
Realized loss on interest rate swap agreements	—	—	—	2.8	51.5	103.2	18.6
Mark to market loss on interest rate derivatives	—	—	0.9	4.2	4.7	—	—
Net loss (gain) on extinguishments of long-term debt	3.9	9.4	17.2	118.9	(2.0)	—	—
Net loss (gain) on sale and disposals of assets	—	—	0.1	0.3	0.7	(1.7)	0.5
Changes in assets and liabilities	133.0	154.8	(9.4)	(158.3)	165.3	(18.0)	14.1
Other non-cash items	—	0.7	—	(0.6)	(0.6)	—	—

Net cash provided by operating activities	$208.0	$223.0	$317.4	$214.7	$423.7	$107.6	$215.4

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section entitled “Selected consolidated financial and operating data” and our historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to numerous risks and uncertainties, including but not limited to those described in the section entitled “Risk factors.” Actual results may differ materially from those contained in any forward-looking statements.

Overview

CDW is a Fortune 500 company and a leading provider of integrated IT solutions in the U.S. and Canada. We help our customer base of more than 250,000 small, medium and large business, government, education and healthcare customers by delivering critical solutions to their increasingly complex IT needs. Our broad array of offerings range from discrete hardware and software products to integrated IT solutions such as mobility, security, data center optimization, cloud computing, virtualization and collaboration. We are technology “agnostic,” with a product portfolio that includes more than 100,000 products from more than 1,000 brands. We provide our products and solutions through sales force and service delivery teams consisting of more than 4,300 coworkers, including over 1,700 field sellers, highly skilled technology specialists and advanced service delivery engineers.

We are a leading U.S. sales channel partner for many OEMs and software publishers, whose products we sell or include in the solutions we offer. We believe we are an important extension of our vendor partners’ sales and marketing capabilities, providing them with a cost-effective way to reach customers and deliver a consistent brand experience through our established end-market coverage and extensive customer access.

We have two reportable segments: Corporate, which is comprised primarily of private sector business customers, and Public, which is comprised of government agencies and education and healthcare institutions. Our Corporate segment is divided into a medium-large business customer channel, primarily serving customers with more than 100 employees, and a small business customer channel, primarily serving customers with up to 100 employees. We also have two other operating segments, CDW Advanced Services and Canada, which do not meet the reportable segment quantitative thresholds and, accordingly, are combined together as “Other.” The CDW Advanced Services business consists primarily of customized engineering services delivered by technology specialists and engineers and managed services that include IaaS offerings. Revenues from the sale of hardware, software, custom configuration and third-party provided services are recorded within our Corporate and Public segments.

We may sell all or only select products that our vendor partners offer. Each vendor partner agreement provides for specific terms and conditions, which may include one or more of the following: product return privileges, price protection policies, purchase discounts and vendor incentive programs, such as purchase or sales rebates and cooperative advertising reimbursements. We also resell software for major software publishers. Our agreements with software publishers allow the end-user customer to acquire software or licensed products and services. In addition to helping our customers determine the best software solutions for their needs, we help them manage their software agreements, including warranties and renewals. A significant portion of our advertising and marketing expenses is reimbursed through cooperative advertising reimbursement programs with our vendor partners. These programs are at the discretion of our vendor partners and are typically tied to sales or purchasing volumes or other commitments to be met by us within a specified period of time.

Trends and key factors affecting our financial performance

We believe the following trends may have an important impact on our financial performance:

•

An important factor affecting our ability to generate sales and achieve our targeted operating results is the impact of general economic conditions on our customers’ willingness to spend on information technology. While our operating results have improved significantly from the recent financial crisis, beginning in the second quarter of 2012, we began to see customers take a more cautious approach to spending as increased macroeconomic uncertainty impacted decision-making and led to some customers delaying purchases. We expect this trend to continue for the remainder of 2013. Uncertainties related to the potential impacts of federal budget negotiations, potential changes in tax and regulatory policy, weakening consumer and business confidence or increased unemployment could result in reduced or deferred spending by our customers on information technology products and services and increased competitive pricing pressures.

•

Our Public segment sales are impacted by government spending policies, budget priorities and revenue levels. An adverse change in any of these factors could cause our Public segment customers to reduce their purchases or to terminate or not renew contracts with us, which could adversely affect our business, results of operations or cash flows. Although our sales to the federal government are diversified across multiple agencies and departments, they collectively accounted for approximately 10%, 10% and 11% of our net sales for the years ended December 31, 2012, 2011 and 2010, respectively.

•

We believe that our customers’ transition to more complex technology solutions will continue to be an important growth area for us in the future. However, because the market for technology products and services is highly competitive, our success at capitalizing on this transition will be based on our ability to tailor specific solutions to customer needs, the quality and breadth of our product and service offerings, the knowledge and expertise of our sales force, price, product availability and speed of delivery.

Key business metrics

Our management monitors a number of financial and non-financial measures and ratios on a regular basis in order to track the progress of our business and make adjustments as necessary. We believe that the most important of these measures and ratios include average daily sales, gross margin, operating margin, EBITDA and Adjusted EBITDA, cash and cash equivalents, net working capital, cash conversion cycle (defined to be days of sales outstanding in accounts receivable plus days of supply in inventory minus days of purchases outstanding in accounts payable, based on a rolling three-month average), debt levels including available credit and leverage ratios, sales per coworker and coworker turnover. These measures and ratios are compared to standards or objectives set by management, so that actions can be taken, as necessary, in order to achieve the standards and objectives. Adjusted EBITDA, a non-GAAP financial measure, also provides helpful information as it is the primary measure used in certain financial covenants contained in the Senior Credit Facilities. See “Summary consolidated financial information” for the definition of Adjusted EBITDA and a reconciliation to net income (loss).

The results of certain key business metrics are as follows:

	Three months ended March 31,		Years ended December 31,
(dollars in millions)	2013	2012	2012	2011	2010

Net sales	$2,411.7	$2,319.2	$10,128.2	$9,602.4	$8,801.2
Gross profit	402.0	384.6	1,669.6	1,583.5	1,390.8
Income from operations	120.1	103.6	510.6	470.7	352.7
Net income (loss)	28.3	10.9	119.0	17.1	(29.2)
Adjusted EBITDA	178.6	166.4	766.6	717.3	601.8
Average daily sales	38.3	36.2	39.9	37.7	34.7
Net debt (defined as long-term debt plus capital leases minus cash and cash equivalents)	3,533.7	3,835.1	3,733.1	3,966.1	4,253.4
Cash conversion cycle (in days)	23	26	24	28	32

Background and basis of presentation

Corporate and capital structure

On October 12, 2007, CDW Corporation, a then-newly-formed Delaware corporation indirectly controlled by the Sponsors, acquired CDW Corporation, an Illinois corporation (“Target”), in a transaction valued at approximately $7.4 billion (the “Acquisition”). Upon completion of the Acquisition, the outstanding common stock of Target was converted into the right to receive cash, the common stock was delisted and deregistered and Target became a 100% owned subsidiary of CDW Corporation. CDW Corporation is owned directly by CDW Holdings. CDW Holdings is controlled by investment funds affiliated with the Sponsors, certain other co-investors and certain senior management investors. On December 31, 2009, Target merged into CDWC LLC, a limited liability company 100% owned by CDW Corporation with CDWC LLC as the surviving company in the merger. This change had no impact on operations or management. On December 31, 2010, CDWC LLC was renamed CDW LLC. In connection with this offering, CDW Holdings will distribute all of its shares of CDW Corporation common stock to its existing members in accordance with their respective membership interests and pursuant to the terms of CDW Holdings’ limited liability company agreement and unitholders agreement. It is currently contemplated that CDW Holdings will be dissolved shortly following the distribution and the completion of this offering.

Unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “the Company,” “our,” “CDW” and similar terms refer to CDW Corporation and its 100% owned subsidiaries.

Accompanying financial statements

Throughout management’s discussion and analysis of financial condition and results of operations, data for all periods are derived from our consolidated financial statements included elsewhere in this prospectus, which include:

•

Unaudited interim financial statements: the unaudited consolidated financial statements as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 (the “Unaudited Financial Statements”); and

•

Audited financial statements: the audited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 (the “Audited Financial Statements”).

Results of operations

Three months ended March 31, 2013 compared to three months ended March 31, 2012

The following table presents our results of operations, in dollars and as a percentage of net sales, for the three months ended March 31, 2013 and 2012:

	Three months ended March 31, 2013		Three months ended March 31, 2012
	Dollars in millions	Percentage of net sales	Dollars in millions	Percentage of net sales

Net sales	$2,411.7	100.0%	$2,319.2	100.0%
Cost of sales	2,009.7	83.3	1,934.6	83.4

Gross profit	402.0	16.7	384.6	16.6
Selling and administrative expenses	251.5	10.4	251.6	10.8
Advertising expense	30.4	1.3	29.4	1.3

Income from operations	120.1	5.0	103.6	4.5
Interest expense, net	(72.1)	(3.0)	(78.9)	(3.4)
Net loss on extinguishments of long-term debt	(3.9)	(0.2)	(9.4)	(0.4)
Other income (expense), net	0.4	—	(0.2)	—

Income before income taxes	44.5	1.8	15.1	0.7
Income tax expense	(16.2)	(0.6)	(4.2)	(0.2)

Net income	$28.3	1.2%	$10.9	0.5%

Net sales

The following table presents our net sales by segment, in dollars and as a percentage of total net sales, and the year-over-year dollar and percentage change in net sales for the three months ended March 31, 2013 and 2012:

	Three months ended March 31, 2013		Three months ended March 31, 2012
(dollars in millions)	Net sales	Percentage of total net sales	Net sales	Percentage of total net sales	Dollar change	Percent change(1)

Corporate	$1,403.9	58.2%	$1,362.8	58.8%	$41.1	3.0%
Public	846.8	35.1	817.6	35.3	29.2	3.6
Other	161.0	6.7	138.8	5.9	22.2	16.0

Total net sales	$2,411.7	100.0%	$2,319.2	100.0%	$92.5	4.0%

(1)	There were 63 selling days for the three months ended March 31, 2013, compared to 64 selling days for the three months ended March 31, 2012. On an average daily basis, total net sales increased 5.6%.

The following table presents our net sales by customer channel for our Corporate and Public segments and the year-over-year dollar and percentage change in net sales for the three months ended March 31, 2013 and 2012:

(dollars in millions)	Three months ended March 31,		Dollar change	Percent change
	2013	2012

Corporate:
Medium / Large	$1,146.2	$1,089.6	$56.6	5.2%
Small Business	257.7	273.2	(15.5)	(5.7)

Total Corporate	$1,403.9	$1,362.8	$41.1	3.0%

Public:
Government	$252.3	$262.6	$(10.3)	(3.9)%
Education	232.2	221.7	10.5	4.8
Healthcare	362.3	333.3	29.0	8.7

Total Public	$846.8	$817.6	$29.2	3.6%

Total net sales for the three months ended March 31, 2013 increased $92.5 million, or 4.0%, to $2,411.7 million, compared to $2,319.2 million for the three months ended March 31, 2012. There were 63 selling days for the three months ended March 31, 2013, compared to 64 selling days for the three months ended March 31, 2012. On an average daily basis, total net sales increased 5.6%. The increase in total net sales was the result of favorable price/mix changes in hardware, growth in software, a more tenured sales force, and a continued focus on seller productivity across all areas of the organization. Our total net sales growth for the three months ended March 31, 2013 reflected increased sales of software and netcomm products, and unit volume growth in notebooks/mobile devices, partially offset by a decline in sales of desktop computers. Software gains were driven by growth in virtualization, operating systems, security and network management software.

Corporate segment net sales for the three months ended March 31, 2013 increased $41.1 million, or 3.0%, compared to the three months ended March 31, 2012, driven by sales growth in the medium/large customer channel. On an average daily basis, Corporate segment net sales increased 4.6% between periods. Within our Corporate segment, net sales to medium/large customers increased 5.2% between periods due to a more tenured sales force and a continued focus on seller productivity. This increase was led by growth in netcomm products and software. Partially offsetting the growth in the medium/large customer channel was a 5.7% decrease in net sales to small business customers, due to certain of these customers continuing to take a more cautious approach to spending as macroeconomic uncertainty impacted decision-making. This decrease was led by unit volume declines in notebooks/mobile devices.

Public segment net sales for the three months ended March 31, 2013 increased $29.2 million, or 3.6%, between periods, driven by continued strong performance in the healthcare customer channel. On an average daily basis, Public segment net sales increased 5.2% between periods. Net sales to healthcare customers increased $29.0 million, or 8.7%, between periods, led by growth in software, enterprise storage and notebooks/mobile devices. The healthcare customer channel growth was primarily the result of deeper relationships with several group purchasing organizations and increased healthcare industry demand for IT products, as the healthcare industry continued its adoption of electronic medical records and point of care technologies. Net sales to government customers decreased $10.3 million, or 3.9%, between periods, as uncertainty related to sequestration and federal government budget negotiations led to reduced or deferred federal government spending on IT products and services during the quarter. The government customer channel net sales decline was led by decreases in sales of desktop computers, netcomm products and servers, partially offset by growth in software. Net sales to education customers increased $10.5 million, or 4.8%, between periods, driven by growth in net sales to K-12 customers, reflecting an increased level of funding certainty for certain of these customers. Partially offsetting the increase in net sales to K-12 customers was a reduction in net sales to higher education customers, reflecting ongoing budget constraints.

Gross profit

Gross profit increased $17.4 million, or 4.5%, to $402.0 million for the three months ended March 31, 2013, compared to $384.6 million for the three months ended March 31, 2012. As a percentage of total net sales, gross profit increased 10 basis points to 16.7% for the three months ended March 31, 2013, up from 16.6% for the three months ended March 31, 2012. Gross profit margin was positively impacted 30 basis points by a higher mix of commission revenue and 10 basis points by higher net sales and gross profit related to professional services. These increases were partially offset by an unfavorable impact of 30 basis points from price/mix changes within product margin. Commission revenue, including agency fees earned on sales of software licenses and software assurance under enterprise agreements, has a positive impact on our gross profit margin, as we record the fee or commission as a component of net sales when earned and there is no corresponding cost of sales.

The gross profit margin may fluctuate based on various factors, including vendor incentive and inventory price protection programs, cooperative advertising funds classified as a reduction of cost of sales, product mix, net service contract revenue, commission revenue, pricing strategies, market conditions, and other factors, any of which could result in changes in gross profit margins.

Selling and administrative expenses

Selling and administrative expenses were $251.5 million for the three months ended March 31, 2013, compared to $251.6 million for the three months ended March 31, 2012, or essentially flat between years. As a percentage of total net sales, selling and administrative expenses decreased 40 basis points to 10.4% in the first quarter of 2013, down from 10.8% in the first quarter of 2012. Sales payroll, including sales commissions and other variable compensation costs, increased $5.3 million, or 4.9%, between years, consistent with higher sales and gross profit. Offsetting the majority of this increase was a reduction in non-cash compensation costs of $3.8 million between years related to our equity-based compensation plans, driven by the vesting period for certain awards being fully satisfied by the end of 2012. Occupancy costs also declined $1.8 million between years, primarily due to a $1.9 million lease termination charge recorded for the three months ended March 31, 2012. Total coworker count decreased by 60 coworkers from 6,839 at March 31, 2012 to 6,779 at March 31, 2013.

Advertising expense

Advertising expense increased $1.0 million, or 3.0%, to $30.4 million for the three months ended March 31, 2013, compared to $29.4 million for the three months ended March 31, 2012. As a percentage of total net sales, advertising expense was 1.3% for each of the three months ended March 31, 2013 and 2012. The increase in advertising expense was due to a focus on development of integrated campaigns to advertise our solutions and products which reinforce our reputation as a leading IT solutions provider. We leveraged personalized digital advertising techniques aimed at our target audience; those costs were partially offset by decreases in television advertising expenditures.

Income from operations

The following table presents income (loss) from operations by segment, in dollars and as a percentage of net sales, and the year-over-year percentage change in income (loss) from operations for the three months ended March 31, 2013 and 2012:

	Three months ended March 31, 2013		Three months ended March 31, 2012
	Dollars in millions	Operating margin percentage	Dollars in millions	Operating margin percentage	Percent change in income (loss) from operations

Segments:(1)
Corporate	$94.1	6.7%	$84.8	6.2%	11.0%
Public	45.6	5.4	42.1	5.2	8.3
Other	6.1	3.8	2.5	1.8	142.9
Headquarters(2)	(25.7)	nm *	(25.8)	nm *	(0.5)

Total income from operations	$120.1	5.0%	$103.6	4.5%	15.9%

*	Not meaningful

(1)	Segment income from operations includes the segment’s direct operating income and allocations for Headquarters’ costs, allocations for logistics services, certain inventory adjustments, and volume rebates and cooperative advertising from vendors.

(2)	Includes certain Headquarters’ function costs that are not allocated to the segments.

Income from operations was $120.1 million for the three months ended March 31, 2013, an increase of $16.5 million, or 15.9%, compared to $103.6 million for the three months ended March 31, 2012. The results for the three months ended March 31, 2013 were driven by higher net sales and gross profit, partially offset by higher advertising expense. Total operating margin percentage increased 50 basis points to 5.0% for the three months ended March 31, 2013, from 4.5% for the three months ended March 31, 2012. Operating margin percentage benefited from the increase in gross profit margin and the decrease in selling and administrative expenses as a percentage of net sales.

Corporate segment income from operations was $94.1 million for the three months ended March 31, 2013, an increase of $9.3 million, or 11.0%, compared to $84.8 million for the three months ended March 31, 2012. This increase was primarily driven by higher net sales and gross profit margin, partially offset by higher selling and administrative expenses, resulting in a net increase in segment operating income before allocations of $5.5 million for the three months ended March 31, 2013 compared to the same period of 2012. In addition, Corporate segment income from operations benefited from a decrease of $3.3 million in Headquarters’ expense allocations to the Corporate segment on a year-over-year basis.

Public segment income from operations was $45.6 million for the three months ended March 31, 2013, an increase of $3.5 million, or 8.3%, compared to $42.1 million for the three months ended March 31, 2012. The increase reflected higher segment operating income before allocations of $1.4 million as a result of increased net sales and gross profit dollars, partially offset by higher selling and administrative expenses. In addition, Public segment income from operations benefited from a decrease of $1.6 million in Headquarters’ expense allocations on a year-over-year basis.

Interest expense, net

At March 31, 2013, our outstanding long-term debt totaled $3,680.8 million compared to $3,871.6 million at March 31, 2012. Net interest expense for the three months ended March 31, 2013 was $72.1 million, a decrease of $6.8 million compared to $78.9 million for the three months ended March 31, 2012. Net interest expense decreased $5.3 million due to lower debt balances and lower effective interest rates for the three months ended March 31, 2013 compared to the same period of the prior year as a result of debt repayments and refinancing activities completed during 2012 and 2013. The remaining decrease was primarily attributable to reduced amortization of deferred financing costs for the three months ended March 31, 2013.

Net loss on extinguishments of long-term debt

During the three months ended March 31, 2013, we recorded a net loss on extinguishment of long-term debt of $3.9 million compared to $9.4 million for the same period in 2012.

In March 2013, we redeemed $50.0 million aggregate principal amount of Senior Subordinated Notes for $53.1 million. We recorded a loss on extinguishment of long-term debt of $3.9 million for the three months ended March 31, 2013, representing the difference between the redemption price and the net carrying amount of the purchased debt, adjusted for a portion of the unamortized deferred financing costs.

In February and March 2012, we purchased or redeemed the remaining $129.0 million of Senior Notes due 2015, funded with the issuance of an additional $130.0 million of Senior Notes. As a result, we recorded a loss on extinguishment of long-term debt of $9.4 million, representing the difference between the purchase or redemption price of the Senior Notes due 2015 and the net carrying amount of the purchased debt, adjusted for the remaining unamortized deferred financing costs.

Income tax expense

Income tax expense was $16.2 million for the three months ended March 31, 2013, compared to $4.2 million for the same period of the prior year. The effective income tax rate, expressed by calculating the income tax expense as a percentage of income before income taxes, was 36.4% for the three months ended March 31, 2013, compared to 27.9% for the same period of the prior year. The change in the effective income tax rate between periods was primarily attributable to favorable adjustments to state tax credits that were recorded during the three months ended March 31, 2012, which did not recur during the three months ended March 31, 2013.

Net income

Net income was $28.3 million for the three months ended March 31, 2013, compared to $10.9 million for the three months ended March 31, 2012. The results for the three months ended March 31, 2013 and 2012 included after tax losses on extinguishments of long-term debt of $2.4 million and $5.7 million, respectively. Other significant factors and events causing the net changes between the periods are discussed above.

Adjusted EBITDA

Adjusted EBITDA was $178.6 million for the three months ended March 31, 2013, an increase of $12.2 million, or 7.3%, compared to $166.4 million for the three months ended March 31, 2012. As a percentage of net sales, Adjusted EBITDA was 7.4% for the three months ended March 31, 2013 compared to 7.2% for the three months ended March 31, 2012.

We have included a reconciliation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2013 and 2012 in the table below. EBITDA is defined as consolidated net income before interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA, which is a measure defined in our Senior Credit Facilities, means EBITDA adjusted for certain items which are described in the table below. Both EBITDA and Adjusted EBITDA are considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP measures used by the Company may differ from similar measures used by other companies, even when similar terms are used to identify such measures. We believe that EBITDA and Adjusted EBITDA provide helpful information with respect to our operating performance and cash flows including our ability to meet our future debt service, capital expenditures and working capital requirements. Adjusted EBITDA also provides helpful information as it is the primary measure used in certain financial covenants contained in our Senior Credit Facilities.

(in millions)	Three months ended March 31,
	2013	2012

Net income	$28.3	$10.9
Depreciation and amortization	52.0	52.5
Income tax expense	16.2	4.2
Interest expense, net	72.1	78.9

EBITDA	168.6	146.5

Adjustments:
Non-cash equity-based compensation	1.9	5.7
Sponsor fee	1.3	1.3
Consulting and debt-related professional fees	0.1	0.1
Net loss on extinguishments of long-term debt	3.9	9.4
Other adjustments(1)	2.8	3.4

Total adjustments	10.0	19.9

Adjusted EBITDA	$178.6	$166.4

(1)	Other adjustments primarily include certain retention costs and equity investment income.

Year ended December 31, 2012 compared to year ended December 31, 2011

The following table presents our results of operations, in dollars and as a percentage of net sales, for the years ended December 31, 2012 and 2011:

	Year ended December 31, 2012		Year ended December 31, 2011
	Dollars in millions	Percentage of net sales	Dollars in millions	Percentage of net sales

Net sales	$10,128.2	100.0%	$9,602.4	100.0%
Cost of sales	8,458.6	83.5	8,018.9	83.5

Gross profit	1,669.6	16.5	1,583.5	16.5
Selling and administrative expenses	1,029.5	10.2	990.1	10.3
Advertising expense	129.5	1.3	122.7	1.3

Income from operations	510.6	5.0	470.7	4.9
Interest expense, net	(307.4)	(3.0)	(324.2)	(3.4)
Net loss on extinguishments of long-term debt	(17.2)	(0.2)	(118.9)	(1.2)
Other income, net	0.1	—	0.7	—

Income before income taxes	186.1	1.8	28.3	0.3
Income tax expense	(67.1)	(0.7)	(11.2)	(0.1)

Net income	$119.0	1.1%	$17.1	0.2%

Net sales

The following table presents our net sales by segment, in dollars and as a percentage of total net sales, and the year-over-year dollar and percentage change in net sales for the years ended December 31, 2012 and 2011:

	Year ended December 31, 2012		Year ended December 31, 2011
	Dollars in millions	Percentage of total net sales	Dollars in millions	Percentage of total net sales	Dollar change	Percent change(1)

Corporate	$5,512.8	54.4%	$5,334.4	55.6%	$178.4	3.3%
Public	4,023.0	39.7	3,757.2	39.1	265.8	7.1
Other	592.4	5.9	510.8	5.3	81.6	16.0

Total net sales	$10,128.2	100.0%	$9,602.4	100.0%	$525.8	5.5%

(1)	There were 254 and 255 selling days in the years ended December 31, 2012 and 2011, respectively. On an average daily basis, total net sales increased 5.9%.

The following table presents our net sales by customer channel for our Corporate and Public segments and the year-over-year dollar and percentage change in net sales for the years ended December 31, 2012 and 2011:

Years ended December 31,	2012	2011	Dollar change	Percent change
(in millions)

Corporate:
Medium / Large	$4,448.5	$4,287.1	$161.4	3.8%
Small Business	1,064.3	1,047.3	17.0	1.6

Total Corporate	$5,512.8	$5,334.4	$178.4	3.3%

Public:
Government	$1,394.1	$1,343.5	$50.6	3.8%
Education	1,192.3	1,197.7	(5.4)	(0.4)
Healthcare	1,436.6	1,216.0	220.6	18.1

Total Public	$4,023.0	$3,757.2	$265.8	7.1%

Total net sales in 2012 increased $525.8 million, or 5.5%, to $10,128.2 million, compared to $9,602.4 million in 2011. There were 254 and 255 selling days in the years ended December 31, 2012 and 2011, respectively. On an average daily basis, total net sales increased 5.9%. The increase in total net sales was the result of general volume growth, market share gains, a more tenured sales force, and a continued focus on seller productivity across all areas of the organization. Our net sales growth for the year ended December 31, 2012 reflected growth in notebooks/mobile devices, netcomm products, software products, desktop computers and enterprise storage.

Corporate segment net sales in 2012 increased $178.4 million, or 3.3%, compared to 2011. Within our Corporate segment, net sales to medium/large customers increased 3.8% between years, and net sales to small business customers increased 1.6% between years. Customers within the Corporate segment continued to take a more cautious approach to spending as increased macroeconomic uncertainty impacted decisionmaking and led to some customers delaying purchases. The increases in Corporate segment net sales were primarily a result of hardware growth, most notably in netcomm products, and unit volume growth in desktop computers. Software product growth, led by network management and security software, also contributed to the increase in net sales. Partially offsetting the growth was a decline in net sales of memory products due to several large orders in the second and third quarters of 2011 that did not recur.

Public segment net sales in 2012 increased $265.8 million, or 7.1%, between years, driven by continued strong performance in the healthcare customer channel. Net sales to healthcare customers increased $220.6 million, or 18.1%, between years, led by hardware growth, most notably in enterprise storage, and unit volume growth in netcomm products, desktop computers and point of care technology carts. Software product growth also contributed to the increase in net sales in healthcare. The healthcare customer channel growth was primarily the result of deeper relationships with several group purchasing organizations and increased healthcare industry demand for IT products, as the healthcare industry continued its adoption of electronic medical records and point of care technologies. Net sales to government customers increased $50.6 million, or 3.8%, in 2012 compared to 2011 led by unit volume increases in sales of notebooks/mobile devices, partially offset by a decline in net sales of netcomm products. Net sales to education customers decreased $5.4 million, or 0.4%, between years, reflecting budget constraints. A decline in sales to K-12 customers was partially offset by growth in sales to higher education customers that was led by increased sales of netcomm products, as higher education customers refreshed and added additional enterprise technology.

Gross profit

Gross profit increased $86.1 million, or 5.4%, to $1,669.6 million in 2012, compared to $1,583.5 million in 2011. As a percentage of total net sales, gross profit was 16.5% in both 2012 and 2011. Gross profit margin was positively impacted 10 basis points by a higher mix of commission and net service contract revenue. Fully offsetting these increases in gross profit margin were declines in vendor funding primarily due to program changes for certain vendors. Commission revenue, including agency fees earned on sales of software licenses and software assurance under enterprise agreements, has a positive impact on our gross profit margin, as we record the fee or commission as a component of net sales when earned and there is no corresponding cost of sales. Net service contract revenue, including items such as third-party services and warranties, also has a positive impact on gross profit margin as our cost paid to the vendor or third-party service provider is recorded as a reduction to net sales, resulting in net sales being equal to the gross profit on the transaction. Vendor funding includes purchase discounts, volume rebates and cooperative advertising.

The gross profit margin may fluctuate based on various factors, including vendor incentive and inventory price protection programs, cooperative advertising funds classified as a reduction of cost of sales, product mix, net service contract revenue, commission revenue, pricing strategies, market conditions, and other factors, any of which could result in changes in gross profit margins.

Selling and administrative expenses

Selling and administrative expenses increased $39.4 million, or 4.0%, to $1,029.5 million in 2012, compared to $990.1 million in 2011. As a percentage of total net sales, selling and administrative expenses decreased 10 basis points to 10.2% in 2012, down from 10.3% in 2011. The dollar increase in selling and administrative expenses was primarily due to higher payroll costs (excluding bonus compensation tied to Adjusted EBITDA) of $43.0 million. The higher payroll costs reflected in selling and administrative expenses were driven by increased sales commissions and other variable compensation costs consistent with higher sales and gross profit. While total coworker count increased by 59 coworkers, from 6,745 coworkers at December 31, 2011 to 6,804 coworkers at December 31, 2012, the increase was primarily comprised of service delivery coworkers, the cost of which is reflected in cost of sales. Other factors that increased selling and administrative expenses included a $5.8 million increase in health benefits due to higher claims costs and a higher average number of participants in 2012 compared to 2011, a $5.3 million increase in depreciation and amortization expense related primarily to additional capital expenditures for information technology systems, and a $2.6 million increase in stock compensation expense, primarily due to incremental expense related to a modified Class B Common Unit grant agreement with our former chief executive officer. Partially offsetting these increases was an $11.8 million decline in bonus compensation tied to Adjusted EBITDA, as performance fell below target, $3.8 million of expenses related to the modification of our Prior Term Loan Facility in 2011 that did not recur in 2012, and a $3.3 million decline in litigation expenses between years.

The decrease in selling and administrative expenses as a percentage of sales of 10 basis points between years was driven by the decline in incentive compensation tied to Adjusted EBITDA.

Advertising expense

Advertising expense increased $6.8 million, or 5.6%, to $129.5 million in 2012, compared to $122.7 million in 2011. As a percentage of net sales, advertising expense was 1.3% in both 2012 and 2011. The increase in advertising expense was due to a focus on continuing to advertise our solutions and products and to build our reputation as a leading IT solutions provider, primarily through targeted digital advertising, partially offset by decreases in expenditures for print advertising.

Income from operations

The following table presents income (loss) from operations by segment, in dollars and as a percentage of net sales, and the year-over-year percentage change in income (loss) from operations for the years ended December 31, 2012 and 2011:

	Year ended December 31, 2012		Year ended December 31, 2011
	Dollars in millions	Operating margin percentage	Dollars in millions	Operating margin percentage	Percent change in income (Loss) from operations

Segments:(1)
Corporate	$349.0	6.3%	$331.6	6.2%	5.2%
Public	246.7	6.1	233.3	6.2	5.7
Other	18.6	3.1	17.5	3.4	6.5
Headquarters(2)	(103.7)	nm *	(111.7)	nm *	7.2

Total income from operations	$510.6	5.0%	$470.7	4.9%	8.5%

*	Not meaningful

(1)	Segment income (loss) from operations includes the segment’s direct operating income (loss) and allocations for Headquarters’ costs, allocations for logistics services, certain inventory adjustments, and volume rebates and cooperative advertising from vendors.

(2)	Includes Headquarters’ function costs that are not allocated to the segments.

Income from operations was $510.6 million in 2012, an increase of $39.9 million, or 8.5%, compared to $470.7 million in 2011. This increase was driven by higher net sales and gross profit, partially offset by higher selling and administrative expenses and advertising expense. Total operating margin percentage increased 10 basis points to 5.0% in 2012, compared to 4.9% in 2011. Operating margin percentage was positively impacted by the decrease in selling and administrative expenses as a percentage of net sales.

Corporate segment income from operations was $349.0 million in 2012, an increase of $17.4 million, or 5.2%, compared to $331.6 million in 2011. This increase was primarily driven by higher net sales and gross profit margin, partially offset by higher selling and administrative expenses, resulting in a net increase in segment operating income before allocations of $14.4 million in 2012 compared to 2011. In addition, Corporate segment income from operations benefited from an increase of $2.5 million in income allocations from our logistics operations and a decrease of $0.5 million in Headquarters’ expense allocations in 2012 compared to 2011. The improved profitability of our logistics operations was driven by stronger operating leverage given higher purchase volumes while support costs remained flat.

Public segment income from operations was $246.7 million in 2012, an increase of $13.4 million, or 5.7%, compared to $233.3 million in 2011. This increase reflected higher segment operating income before allocations of $4.0 million as a result of increased net sales and gross profit dollars, partially offset by higher selling and administrative costs. In addition, Public segment income from operations benefited from an increase of $5.7 million in income allocations from our logistics operations and a decrease in Headquarters’ expense allocations of $3.7 million in 2012 compared to 2011.

Interest expense, net

At December 31, 2012, our outstanding long-term debt totaled $3,771.0 million, compared to $4,066.0 million at December 31, 2011. Net interest expense in 2012 was $307.4 million, a decrease of $16.8 million compared to $324.2 million in 2011. Interest expense in 2011 included a benefit of $19.4 million, due to an adjustment to the long-term accrued interest liability associated with the extinguishment of $1,078.0 million of Senior Notes due 2015. The long-term accrued interest liability represents the difference between interest expense previously recognized under the effective interest method and actual interest paid. Of the remaining net decrease of $36.2 million, $27.2 million was due to lower effective interest rates and lower debt balances in 2012 compared to the prior year as a result of debt repayment and refinancing activities completed during 2011 and 2012. The remaining net decrease was primarily attributable to additional interest expense in 2011 related to the interest rate swaps that terminated in January 2011, higher 2011 mark-to-market losses on interest rate caps, higher amortization of deferred financing costs in 2011 compared to 2012 and a 2012 benefit related to an adjustment to the long-term accrued interest liability associated with the extinguishment of $100.0 million of Senior Subordinated Notes.

Net loss on extinguishments of long-term debt

During 2012, we recorded a net loss on extinguishments of long-term debt of $17.2 million compared to $118.9 million in 2011.

In February and March 2012, we purchased or redeemed the remaining $129.0 million of Senior Notes due 2015, funded with the issuance of an additional $130.0 million of Senior Notes. As a result, we recorded a loss on extinguishment of long-term debt of $9.4 million, representing the difference between the purchase or redemption price of the Senior Notes due 2015 and the net carrying amount of the purchased debt, adjusted for the remaining unamortized deferred financing costs.

In December 2012, we redeemed $100.0 million aggregate principal amount of Senior Subordinated Notes for $106.3 million. We recorded a loss on extinguishment of long-term debt of $7.8 million representing the difference between the redemption price and the net carrying amount of the purchased debt, adjusted for a portion of the unamortized deferred financing costs.

In March 2011, we amended the Prior Term Loan Facility and recorded a loss on extinguishment of long-term debt of $3.2 million, representing a write-off of a portion of the unamortized deferred financing costs on this facility.

In April and May 2011, we purchased $1,078.0 million of Senior Notes due 2015, funded with the issuance of $1,175.0 million of Senior Notes. As a result, we recorded a loss on extinguishment of long-term debt of $114.1 million, representing the difference between the purchase price of the Senior Notes due 2015 at 109% of the principal amount and the net carrying amount of the purchased debt, adjusted for a portion of the unamortized deferred financing costs.

In June 2011, we entered into a new $900.0 million ABL Facility, replacing the existing $800.0 million ABL Facility. As a result, we recorded a loss on extinguishment of long-term debt of $1.6 million representing a write-off of a portion of the unamortized deferred financing costs related to the previous facility.

Income tax expense

Income tax expense was $67.1 million in 2012, compared to $11.2 million in 2011. The effective income tax rate was 36.0% and 39.7% for 2012 and 2011, respectively.

For 2012, the effective tax rate differed from the U.S. federal statutory rate primarily due to favorable adjustments to state tax credits which are partially offset by the unfavorable impact of adjustments to deferred taxes due to changes in state tax laws and permanent differences. For 2011, the effective tax rate differed from the U.S. federal statutory rate primarily due to the unfavorable impact of permanent differences offset by a benefit for state income taxes. The lower effective tax rate for 2012 as compared to 2011 was primarily driven by the impact of favorable adjustments to state tax credits in 2012 and the lower rate impact of permanent differences in 2012 due to the significantly greater amount of pre-tax income.

Net income

Net income was $119.0 million in 2012, compared to $17.1 million in 2011. The 2012 and 2011 results included after-tax losses on extinguishments of long-term debt of $10.5 million and $72.5 million, respectively. Other significant factors and events causing the net changes from 2011 to 2012 are discussed above.

Adjusted EBITDA

Adjusted EBITDA was $766.6 million in 2012, an increase of $49.3 million, or 6.9%, compared to $717.3 million in 2011. As a percentage of net sales, Adjusted EBITDA was 7.6% and 7.5% in 2012 and 2011, respectively.

We have included a reconciliation of EBITDA and Adjusted EBITDA for 2012 and 2011 in the table below. EBITDA is defined as consolidated net income before interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA, which is a measure defined in our Senior Credit Facilities, means EBITDA adjusted for certain items which are described in the table below. Both EBITDA and Adjusted EBITDA are considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP measures used by the Company may differ from similar measures used by other companies, even when similar terms are used to identify such measures. We believe that EBITDA and Adjusted EBITDA provide helpful information with respect to our operating performance and cash flows including our ability to meet our future debt service, capital expenditures, and working capital requirements. Adjusted EBITDA also provides helpful information as it is the primary measure used in certain financial covenants contained in our Senior Credit Facilities. See “Selected consolidated financial and operating data” for a reconciliation of EBITDA to cash flows from operating activities.

Years ended December 31,
(in millions)	2012	2011

Net income	$119.0	$17.1
Depreciation and amortization	210.2	204.9
Income tax expense	67.1	11.2
Interest expense, net	307.4	324.2

EBITDA	703.7	557.4

Adjustments:
Non-cash equity-based compensation	22.1	19.5
Sponsor fee	5.0	5.0
Consulting and debt-related professional fees	0.6	5.1
Net loss on extinguishments of long-term debt	17.2	118.9
Other adjustments(1)	18.0	11.4

Total adjustments	62.9	159.9

Adjusted EBITDA	$766.6	$717.3

(1)	Other adjustments include certain retention costs, equity investment income and a litigation loss in the fourth quarter of 2012.

Year ended December 31, 2011 compared to year ended December 31, 2010

The following table presents our results of operations, in dollars and as a percentage of net sales, for the years ended December 31, 2011 and 2010:

	Year ended December 31, 2011		Year ended December 31, 2010
	Dollars in millions	Percentage of net sales	Dollars in millions	Percentage of net sales

Net sales	$9,602.4	100.0%	$8,801.2	100.0%
Cost of sales	8,018.9	83.5	7,410.4	84.2

Gross profit	1,583.5	16.5	1,390.8	15.8
Selling and administrative expenses	990.1	10.3	932.1	10.6
Advertising expense	122.7	1.3	106.0	1.2

Income from operations	470.7	4.9	352.7	4.0
Interest expense, net	(324.2)	(3.4)	(391.9)	(4.4)
Net (loss) gain on extinguishments of long-term debt	(118.9)	(1.2)	2.0	—
Other income, net	0.7	—	0.2	—

Income (loss) before income taxes	28.3	0.3	(37.0)	(0.4)
Income tax (expense) benefit	(11.2)	(0.1)	7.8	0.1

Net income (loss)	$17.1	0.2%	$(29.2)	(0.3)%

Net sales

The following table presents our net sales by segment, in dollars and as a percentage of total net sales, and the year-over-year dollar and percentage change in net sales for the years ended December 31, 2011 and 2010:

	Year ended December 31, 2011		Year ended December 31, 2010
	Dollars in millions	Percentage of net sales	Dollars in millions	Percentage of net sales	Dollar change	Percent change(1)

Corporate	$5,334.4	55.6%	$4,833.6	54.9%	$500.8	10.4%
Public	3,757.2	39.1	3,560.6	40.5	196.6	5.5
Other	510.8	5.3	407.0	4.6	103.8	25.5

Total net sales	$9,602.4	100.0%	$8,801.2	100.0%	$801.2	9.1%

(1)	There were 255 and 254 selling days in the years ended December 31, 2011 and 2010, respectively. On an average daily basis, total net sales increased 8.7%.

The following table presents our net sales by customer channel for our Corporate and Public segments and the year-over-year dollar and percentage change in net sales for the years ended December 31, 2011 and 2010:

	Years ended December 31,
(in millions)	2011	2010	Dollar change	Percent change

Corporate:
Medium / Large	$4,287.1	$3,867.3	$419.8	10.9%
Small Business	1,047.3	966.3	81.0	8.4

Total Corporate	$5,334.4	$4,833.6	$500.8	10.4%

Public:
Government	$1,343.5	$1,368.6	$(25.1)	(1.8)%
Education	1,197.7	1,200.6	(2.9)	(0.2)
Healthcare	1,216.0	991.4	224.6	22.7

Total Public	$3,757.2	$3,560.6	$196.6	5.5%

Total net sales in 2011 increased $801.2 million, or 9.1%, to $9,602.4 million, compared to $8,801.2 million in 2010. There were 255 and 254 selling days in the years ended December 31, 2011 and 2010, respectively. On an average daily basis, total net sales increased 8.7%. The increase in total net sales was the result of general volume growth and increased demand in the information technology industry overall, in addition to our focus on growing market share. The most significant drivers of sales growth in 2011 were hardware unit volume growth in notebook/mobile devices, desktop computers and netcomm products, along with growth in software products.

Corporate segment net sales in 2011 increased $500.8 million, or 10.4%, compared to 2010. Within our Corporate segment, net sales to medium / large customers increased 10.9% between years, and net sales to small business customers increased 8.4% between years. These increases were primarily a result of hardware unit volume growth, most notably in notebook/mobile devices and netcomm products, and growth in software products as we continued to benefit from increased demand from our Corporate customers. Public segment net sales in 2011 increased $196.6 million, or 5.5%, between years as growth in the healthcare customer channel more than offset slight declines in the government and education customer channels. Net sales to healthcare customers increased $224.6 million, or 22.7%, between years, primarily driven by hardware unit volume increases in desktop computers, notebook/mobile devices and netcomm products, growth in software products and additional sales from an expanded relationship with a group purchasing organization. Net sales to government customers decreased $25.1 million, or 1.8%, in 2011 compared to 2010 driven by a 10.2% decline between years for the first nine months of 2011, partially offset by net sales growth of 22.8% between years for the fourth quarter of 2011. Although government spending was impacted negatively throughout 2011 as a result of budget constraints and uncertainty, net sales to federal government customers drove the fourth quarter increase of 22.8% in the government customer channel. The fourth quarter of 2011 benefited from increased orders placed late in the third quarter, the end of the federal government’s fiscal year, that shipped during the fourth quarter, compared to the same period of the prior year. Net sales to education customers decreased $2.9 million, or 0.2%, between years, due to continuing budget pressures.

Gross profit

Gross profit increased $192.7 million, or 13.9%, to $1,583.5 million in 2011, compared to $1,390.8 million in 2010. As a percentage of total net sales, gross profit was 16.5% in 2011, up from 15.8% in 2010. Gross profit margin increased 70 basis points between years, primarily due to favorable price/mix changes within product margin across most product categories of 30 basis points, and a higher mix of commission and net service contract revenue of 20 basis points. Commission revenue, including agency fees earned on sales of software licenses and software assurance under enterprise agreements, has a positive impact on our gross profit margin as we record the fee or commission as a component of net sales when earned and there is no corresponding cost of sales amount. Net service contract revenue, including items such as third-party services and warranties, also has a positive impact on gross profit margin as our cost paid to the vendor or third-party service provider is recorded as a reduction to sales, resulting in net sales being equal to the gross profit on the transaction.

The gross profit margin may fluctuate based on various factors, including vendor incentive and inventory price protection programs, cooperative advertising funds classified as a reduction of cost of sales, product mix, net service contract revenue, commission revenue, pricing strategies, market conditions, and other factors, any of which could result in changes in gross profit margins.

Selling and administrative expenses

Selling and administrative expenses increased $58.0 million, or 6.2%, to $990.1 million in 2011, compared to $932.1 million in 2010. The increase was primarily due to higher payroll costs of $62.1 million driven by increased sales commissions and other variable compensation costs consistent with higher sales and gross profit and an increase in the number of coworkers in 2011. Our sales force increased to 3,636 coworkers at December 31, 2011, compared to 3,405 coworkers at December 31, 2010, while total coworker count increased to 6,745 coworkers at December 31, 2011, compared to 6,268 coworkers at December 31, 2010. We also had increases in profit sharing/401(k) expense of $4.9 million, travel and entertainment expense of $3.7 million and bad debt expense of $2.7 million. These increases were partially offset by lower consulting and debt-related professional fees of $10.0 million, lower depreciation and amortization expense of $4.2 million, lower healthcare benefits expense of $3.6 million and lower sales and use tax expense of $3.3 million.

Advertising expense

Advertising expense increased $16.7 million, or 15.7%, to $122.7 million in 2011, compared to $106.0 million in 2010. Higher expenses were due to increased spending on web-based advertising, TV advertising and customer-focused marketing events. As a percentage of net sales, advertising expense was 1.3% in 2011, compared to 1.2% in 2010.

Income from operations

The following table presents income (loss) from operations by segment, in dollars and as a percentage of net sales, and the year-over-year percentage change in income (loss) from operations for the years ended December 31, 2011 and 2010:

	Year ended December 31, 2011		Year ended December 31, 2010
	Dollars in millions	Operating margin percentage	Dollars in millions	Operating margin percentage	Percent change in Income (loss) from operations

Segments:(1)
Corporate	$331.6	6.2%	$256.2	5.3%	29.4%
Public	233.3	6.2	193.0	5.4	20.9
Other	17.5	3.4	14.3	3.5	22.3
Headquarters(2)	(111.7)	nm	(110.8)	nm	(0.8)

Total income from operations	$470.7	4.9%	$352.7	4.0%	33.5%

(1)	Segment income (loss) from operations includes the segment’s direct operating income (loss) and allocations for Headquarters’ costs, allocations for logistics services, certain inventory adjustments, and volume rebates and cooperative advertising from vendors.

(2)	Includes Headquarters’ function costs that are not allocated to the segments.

Income from operations was $470.7 million in 2011, an increase of $118.0 million, or 33.5%, compared to $352.7 million in 2010. This increase was driven by higher net sales and gross profit, partially offset by higher advertising expense and selling and administrative expenses.

Corporate segment income from operations was $331.6 million in 2011, an increase of $75.4 million, or 29.4%, compared to $256.2 million in 2010. The increase in Corporate segment income from operations was primarily driven by higher net sales and gross profit margin, partially offset by higher selling and administrative costs, resulting in a net increase before allocations of $49.6 million in 2011 compared to 2010. In addition, Corporate segment income from operations benefited from an increase of $28.3 million in income allocations from our logistics operations in 2011 compared to 2010. The improved profitability of our logistics operations was driven by stronger operating leverage given higher purchase volumes while support structure costs remained flat. Partially offsetting the above items was an increase in Headquarters’ expense allocations to the Corporate segment of $2.5 million.

Public segment income from operations was $233.3 million in 2011, an increase of $40.3 million, or 20.9%, compared to $193.0 million in 2010. The increase reflected higher operating income before allocations of $25.9 million as a result of higher net sales and gross profit margin, partially offset by higher selling and administrative costs. In addition, Public segment income from operations benefited from an increase of $15.1 million in income allocations from our logistics operations in 2011 compared to 2010.

The loss from operations for our Headquarters’ function of $111.7 million in 2011 was flat compared to the loss from operations of $110.8 million in 2010.

Interest expense, net

At December 31, 2011, our outstanding long-term debt totaled $4,066.0 million, compared to $4,289.1 million at December 31, 2010. Net interest expense in 2011 was $324.2 million, a decrease of $67.7 million compared to $391.9 million in 2010. Interest expense was reduced by $19.4 million in 2011 due to a decrease in the long-term accrued interest liability associated with the extinguishment of $1,078.0 million of Senior Notes due 2015. The long-term accrued interest liability represents the difference between interest expense previously recognized under the effective interest method and actual interest paid. The remaining decrease of $48.3 million was primarily due to lower effective interest rates in 2011 resulting from the termination of our interest rate swaps in January 2011 and the debt refinancing activities completed during the first half of 2011, partially offset by non-cash gains on hedge ineffectiveness recorded to interest expense in the prior year.

Net (loss) gain on extinguishments of long-term debt

During 2011, we recorded a net loss on extinguishments of long-term debt of $118.9 million compared to a net gain on extinguishments of long-term debt of $2.0 million in 2010.

In March 2011, we amended the Prior Term Loan Facility and recorded a loss on extinguishment of long-term debt of $3.2 million, representing a write-off of a portion of the unamortized deferred financing costs on this facility.

In April and May 2011, we purchased $1,078.0 million of Senior Notes due 2015, funded with the issuance of $1,175.0 million of Senior Notes. As a result, we recorded a loss on extinguishment of long-term debt of $114.1 million, representing the difference between the purchase price of the Senior Notes due 2015 at 109% of the principal amount and the net carrying amount of the purchased debt, adjusted for a portion of the unamortized deferred financing costs.

In June 2011, we entered into a new $900.0 million ABL Facility, replacing the existing $800.0 million ABL Facility. As a result, we recorded a loss on extinguishment of long-term debt of $1.6 million representing a write-off of a portion of the unamortized deferred financing costs related to the previous facility.

During 2010, we recorded a net gain of $2.0 million on the extinguishments of long-term debt resulting from two transactions. In March 2010, we repurchased $28.5 million of principal amount of senior subordinated bridge loans for a purchase price of $18.6 million. We recorded a gain of $9.2 million representing the difference between the purchase price, including expenses paid to the debt holders and agent, and the net carrying amount of the purchased debt, adjusted for a portion of the unamortized deferred financing costs. The $28.5 million in principal amount of senior subordinated bridge loans that was repurchased was exchanged for increasing rate notes and subsequently surrendered to the indenture trustee for cancellation. In December 2010, we extinguished $500.0 million of the outstanding principal balance of the Prior Term Loan Facility funded by proceeds from the issuance of Senior Secured Notes. We recorded a loss of $7.2 million on the extinguishment of the Prior Term Loan Facility, representing a write-off of a portion of the unamortized deferred financing costs. There was no additional gain or loss resulting from the paydown of the debt balance, as the cash paid equaled the principal amount of the debt extinguished.

Income tax (expense) benefit

The effective income tax rate was 39.7% and 21.1% for 2011 and 2010, respectively.

For 2011, the effective tax rate differed from the U.S. federal statutory rate primarily due to the unfavorable impact of permanent differences relative to pre-tax income. The effective tax rate for 2010 reflects the unfavorable impact of permanent differences relative to a small pre-tax loss.

Net income (loss)

Net income was $17.1 million in 2011, compared to a net loss of $29.2 million in 2010.

Adjusted EBITDA

Adjusted EBITDA was $717.3 million in 2011, an increase of $115.4 million, or 19.2%, compared to $601.8 million in 2010. As a percentage of net sales, Adjusted EBITDA was 7.5% and 6.8% in 2011 and 2010, respectively.

We have included a reconciliation of EBITDA and Adjusted EBITDA for 2011 and 2010 in the table below. EBITDA is defined as consolidated net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization. Adjusted EBITDA, which is a measure defined in the Senior Credit Facilities, means EBITDA adjusted for certain items which are described in the table below. Both EBITDA and Adjusted EBITDA are considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP measures used by the Company may differ from similar measures used by other companies, even when similar terms are used to identify such measures. We believe that EBITDA and Adjusted EBITDA provide helpful information with respect to our operating performance and cash flows including our ability to meet our future debt service, capital expenditures and working capital requirements. Adjusted EBITDA also provides helpful information as it is the primary measure used in certain financial covenants contained in the Senior Credit Facilities. See “Selected consolidated financial and operating data” for a reconciliation of EBITDA to cash flows from operating activities.

Years ended December 31,
(in millions)	2011	2010

Net income (loss)	$17.1	$(29.2)
Depreciation and amortization	204.9	209.4
Income tax expense (benefit)	11.2	(7.8)
Interest expense, net	324.2	391.9

EBITDA	557.4	564.3

Adjustments:
Non-cash equity-based compensation	19.5	11.5
Sponsor fee	5.0	5.0
Consulting and debt-related professional fees	5.1	15.1
Net loss (gain) on extinguishments of long-term debt	118.9	(2.0)
Other adjustments(1)	11.4	7.9

Total adjustments	159.9	37.5

Adjusted EBITDA	$717.3	$601.8

(1)	Other adjustments include certain retention costs and equity investment income.

Unaudited quarterly financial results

The following tables present our unaudited quarterly consolidated results of operations for the eight quarters ended December 31, 2012. This unaudited quarterly consolidated information has been prepared on the same basis as our Audited Financial Statements and, in the opinion of management, the statements of operations data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. You should read this table in conjunction with our Audited Financial Statements and the related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

	2012
(in millions)	First quarter	Second quarter	Third quarter	Fourth quarter

Net Sales Detail:

Corporate:
Medium / Large	$1,089.6	$1,124.7	$1,055.7	$1,178.5
Small Business	273.2	269.7	257.1	264.3

Total Corporate	1,362.8	1,394.4	1,312.8	1,442.8

Public:
Government	262.6	318.0	408.6	404.9
Education	221.7	349.5	394.7	226.4
Healthcare	333.3	372.9	360.4	370.0

Total Public	817.6	1,040.4	1,163.7	1,001.3
Other	138.8	149.9	146.8	156.9

Net sales	$2,319.2	$2,584.7	$2,623.3	$2,601.0

Gross profit	$384.6	$426.9	$432.7	$425.4
Income from operations	$103.6	$136.4	$139.7	$130.9
Net income	$10.9	$36.8	$38.0	$33.3

	2011
(in millions)	First quarter	Second quarter	Third quarter	Fourth quarter

Net Sales Detail:

Corporate:
Medium / Large	$1,022.9	$1,075.0	$1,070.6	$1,118.6
Small Business	256.4	263.4	259.7	267.8

Total Corporate	1,279.3	1,338.4	1,330.3	1,386.4

Public:
Government	231.9	296.1	388.1	427.4
Education	214.6	343.3	415.7	224.1
Healthcare	277.4	311.8	319.3	307.5

Total Public	723.9	951.2	1,123.1	959.0
Other	126.4	122.5	128.0	133.9

Net sales	$2,129.6	$2,412.1	$2,581.4	$2,479.3

Gross profit	$350.4	$400.8	$420.0	$412.3
Income from operations	$91.7	$128.2	$139.7	$111.1
Net (loss) income	$(4.2)	$(34.8)	$37.1	$19.0

Seasonality

While we have not historically experienced significant seasonality throughout the year, sales in our Corporate segment, which primarily serves private sector business customers, are typically higher in the fourth quarter than in other quarters due to customers spending their remaining technology budget dollars at the end of the year. Additionally, sales in our Public segment have historically been higher in the third quarter than in other quarters primarily due to the buying patterns of the federal government and education customers.

Liquidity and capital resources

Overview

We finance our operations and capital expenditures through a combination of internally generated cash from operations and from borrowings under the ABL Facility. We believe that our current sources of funds will be sufficient to fund our cash operating requirements for the next year. In addition, we believe that, in spite of the uncertainty of future macroeconomic conditions, we have adequate sources of liquidity and funding available to meet our longer-term needs. However, there are a number of factors that may negatively impact our available sources of funds. The amount of cash generated from operations will be dependent upon factors such as the successful execution of our business plan and general economic conditions.

Cash flows

Cash flows from operating, investing and financing activities were as follows:

	Three months ended March 31,		Years ended December 31,
(in millions)	2013	2012	2012	2011	2010

Net cash provided by (used in):
Operating activities	$208.0	$223.0	$317.4	$214.7	$423.7
Investing activities	(8.8)	(8.3)	(41.7)	(56.0)	(125.4)

Net change in accounts payable—inventory financing	3.7	(74.0)	(29.5)	250.5	3.2
Other financing activities	(93.2)	(204.4)	(308.5)	(345.9)	(353.3)

Financing activities	(89.5)	(278.4)	(338.0)	(95.4)	(350.1)
Effect of exchange rate changes on cash and cash equivalents	(0.5)	(0.3)	0.3	—	0.4

Net increase (decrease) in cash and cash equivalents	$109.2	$(63.4)	$(62.0)	$63.3	$(51.4)

Operating activities

Net cash provided by operating activities for the three months ended March 31, 2013 decreased $15.0 million compared to the same period of the prior year. The decrease was primarily driven by changes in assets and liabilities, which resulted in a $21.8 million decrease in cash between periods. Changes in accounts receivable and accounts payable-trade were the largest drivers of the cash decrease. During the three months ended March 31, 2013, accounts receivable contributed $18.8 million compared to $160.9 million during the prior year period. The decrease in cash contributions from accounts receivable was primarily due to higher cash collections in the first quarter of 2012 compared to the same period in 2013. Accounts payable-trade contributed $124.2 million during the three months ended March 31, 2013 compared to $3.0 million during the prior year period. The increase in cash contributions was primarily due to higher purchase volumes to support the increase in net sales. A higher mix of payables with certain vendors from whom we have more favorable payment terms and favorable timing of quarter-end payments also contributed to the increase.

Net cash provided by operating activities for 2012 increased $102.7 million compared to 2011. The increase was primarily driven by changes in assets and liabilities, resulting in a $148.9 million increase in net cash provided by operating activities between periods. Despite a 2012 fourth quarter increase in net sales of 4.9% between years, accounts receivable remained relatively flat from the prior year end driven by improved collection results, particularly within the Public segment. Accounts receivable in 2011 represented a use of cash of $183.4 million, primarily due to a 2011 fourth quarter increase in net sales of 9.3% from the same period in the prior year. Merchandise inventory also contributed $36.1 million of the increase in cash between years driven by a return to more normalized inventory levels in 2012 following the build-up at the end of 2011 related to the hard drive shortage from the Thailand floods, along with a higher percentage of drop shipments from vendor partners and distributors in 2012 compared to 2011. Partially offsetting these factors in 2012 was a $54.1 million decrease in other assets as we collected $53.3 million in income tax refunds in 2011 that did not repeat in 2012. Net income adjusted for the impact of non-cash items such as losses on extinguishment of long-term debt was $326.8 million in 2012 compared to $373.0 million in 2011, or a decrease of $46.2 million. Improved operating performance in 2012 drove higher net income between years, but also higher net cash income taxes paid. Net cash income taxes paid in 2012 were $123.2 million compared to a net cash tax refund of $20.9 million in 2011. In addition to the $53.3 million in cash tax refunds received in 2011, we also fully utilized our remaining federal net operating tax loss carryforwards during 2011.

Net cash provided by operating activities for 2011 decreased $209.0 million compared to 2010. The decrease was primarily driven by the changes in assets and liabilities, resulting in a $323.6 million reduction in cash between years. For 2011, the changes in assets and liabilities, excluding cash and cash equivalents, reduced cash by $158.3 million compared to a cash contribution of $165.3 million in 2010. The most significant driver of the cash contribution in 2010 was an increase in accounts payable–trade of $269.3 million as we reduced the amount of accelerated payments we made in exchange for early pay discounts at December 31, 2010 compared to the prior year. Accounts payable–trade decreased $19.8 million in 2011 compared to 2010, resulting in a relatively small reduction in cash. Cash flow from operating activities was further reduced by $101.9 million in 2011 compared to 2010 following an increase in accounts receivable between years driven by higher fourth quarter net sales in 2011. During 2011, we collected $53.3 million in cash tax refunds which reduced other assets between years, resulting in an increase in cash flow from operating activities. Net income, adjusting for the impact of non-cash items such as losses on extinguishment of long-term debt, increased $114.6 million between years reflecting our improved operating results in 2011.

In order to manage our working capital and operating cash needs, we monitor our cash conversion cycle, defined as days of sales outstanding in accounts receivable plus days of supply in inventory, less days of purchases outstanding in accounts payable. The following table presents the components of our cash conversion cycle:

	March 31,		December 31,
(in days)	2013	2012	2012	2011	2010

Days of sales outstanding (DSO)(1)	44	43	42	45	43
Days of supply in inventory (DIO)(2)	15	16	14	15	15
Days of purchases outstanding (DPO)(3)	(36)	(33)	(32)	(32)	(26)

Cash conversion cycle	23	26	24	28	32

(1)	Represents the rolling three month average of the balance of trade accounts receivable, net at the end of the period divided by average daily net sales for the same three month period. Also incorporates components of other miscellaneous receivables.

(2)	Represents the rolling three month average of the balance of inventory at the end of the period divided by average daily cost of goods sold for the same three-month period.

(3)	Represents the rolling three month average of the combined balance of accounts payable–trade, excluding cash overdrafts, and accounts payable–inventory financing at the end of the period divided by average daily cost of goods sold for the same three-month period.

The cash conversion cycle decreased to 23 days at March 31, 2013 compared to 26 days at March 31, 2012, driven by a three-day increase in DPO. The increase in DPO was primarily due to a higher mix of payables with certain vendors from whom we have more favorable payment terms and an increase in payables for third-party services such as software assurance and warranties. These services have a favorable impact on DPO as the payable is recognized on the balance sheet without a corresponding cost of sales in the statement of operations because the cost paid to the vendor or third-party service provider is recorded as a reduction to net sales. The timing of quarter-end payments also had a favorable impact on DPO at March 31, 2013. The DSO increase was primarily driven by an increase in receivables for third-party services, which offsets the related increase in DPO discussed above, and slower collections in the Corporate segment. The decrease in DIO was primarily due to a lower three-month average inventory balance at March 31, 2013 compared to March 31, 2012. During the first quarter of 2012, we increased purchases of certain products, primarily hard-disk drives, to address supply shortages from vendor partners whose operations were impacted by the flooding in Thailand. There was no corresponding activity in the first quarter of 2013.

The cash conversion cycle decreased to 24 days at December 31, 2012 compared to 27 days at December 31, 2011, driven by improvements in DSO and DIO. The DSO decline was primarily related to improved collections in the Public segment. The DIO decline was primarily related to an increase in the percentage of products delivered to customers via drop-shipment in 2012 compared to 2011, which had the effect of increasing cost of sales without a corresponding increase in inventory-related working capital.

The cash conversion cycle decreased to 27 days at December 31, 2011 compared to 32 days at December 31, 2010, driven by a six-day increase in DPO. The increase in DPO reflected a higher combined balance of accounts payable–trade and accounts payable–inventory financing at December 31, 2011 compared to December 31, 2010 as purchase volumes increased to support higher net sales and we received more favorable payment terms for payables related to certain vendors. The one-day increase in DSO primarily reflected our overall sales growth and a higher proportion of government sales in the fourth quarter of 2011 compared to the same period in 2010.

Investing activities

Net cash used in investing activities for the three months ended March 31, 2013 increased $0.5 million compared to the same period of the prior year. Capital expenditures were $8.8 million and $8.3 million for the three months ended March 31, 2013 and 2012, respectively, primarily for improvements to our information technology systems during both periods.

Net cash used in investing activities in 2012 decreased $14.3 million compared to 2011. This decline was primarily due to a reduction in cash payments between years of $6.6 million related to interest rate swap agreements, as the $6.6 million paid in 2011 reflected the final payment upon termination of the swap agreements on January 14, 2011. Capital expenditures were $41.4 million for 2012 and $45.7 million for 2011, primarily for improvements to our information technology systems during both years. During 2012 and 2011, we paid $0.3 million and $3.7 million, respectively, for new interest rate cap agreements.

Net cash used in investing activities in 2011 decreased $69.4 million compared to 2010. This decline was primarily due to a reduction in cash payments between years of $71.5 million under our interest rate swap agreements, as the $6.6 million paid in 2011 reflected the final payment upon termination of the swap agreements. Capital expenditures were $45.7 million for 2011 and $41.5 million for 2010, primarily for improvements to our information technology systems during both years. During 2011 and 2010, we paid $3.7 million and $5.9 million, respectively, for new interest rate cap agreements.

Financing activities

Net cash used in financing activities decreased $188.9 million for the three months ended March 31, 2013 compared to the same period in 2012. The decrease was primarily driven by debt transactions and changes in accounts payable-inventory financing. The net impact of our debt transactions resulted in cash outflows of $93.1 million and $204.1 million during the three months ended March 31, 2013 and 2012, respectively, as cash was used in each period to reduce our total long-term debt. The decrease in debt transactions is primarily attributable to a lower 2013 required prepayment related to the excess cash flow provision of the Prior Term Loan Facility, partially offset by a 2013 partial redemption of our Senior Subordinated Notes, for which there was no corresponding activity in the first quarter of 2012. Each debt transaction is described below under “Long-term debt and financing arrangements.” In addition, during the three months ended March 31, 2013, changes in accounts payable-inventory financing increased cash by $3.7 million compared to a reduction in cash of $74.0 million for the three months ended March 31, 2012. Although the 2013 cash flows related to changes in accounts payable-inventory financing were essentially flat, the reduction in cash during 2012 was primarily due to lower purchasing volume during March of 2012 compared to December of 2011. Also, in the first quarter of 2012 we terminated one of our inventory financing agreements and began reporting the amounts owed for subsequent purchases as accounts payable-trade on the consolidated balance sheets and as cash flows from operating activities in the consolidated statements of cash flows.

Net cash used in financing activities increased $242.6 million in 2012 compared to 2011. This change was primarily driven by 2011 net inflows from accounts payable–inventory financing of $250.5 million compared to 2012 outflows of $29.5 million, resulting in a total impact on the change in cash used in financing activities of $280.0 million from accounts payable–inventory financing. The reduction in cash during 2012 from accounts payable–inventory financing was primarily due to the termination of one of our inventory financing agreements in the first quarter of 2012, with amounts owed for subsequent purchases being included in accounts payable–trade on the consolidated balance sheet and classified as cash flows from operating activities on the consolidated statement of cash flows. As discussed below under “Inventory financing arrangements,” in June 2011 we entered into a new inventory financing agreement with a financial intermediary to facilitate the purchase of inventory from a certain vendor. Inventory purchases from this vendor under the June 2011 inventory financing agreement are included in accounts payable–inventory financing and reported as cash flows from financing activities. The net impact of our debt transactions resulted in cash outflows of $310.6 million during 2012 and $346.5 million during 2011 as cash was used in each period to reduce our total long-term debt. Each debt transaction is described below under “Long-term debt and financing arrangements.”

Net cash used in financing activities decreased $254.7 million in 2011 compared to 2010, primarily driven by higher cash inflows of $247.3 million from accounts payable–inventory financing. As discussed below under “Inventory financing arrangements,” inventory purchases from a certain vendor under a new inventory financing agreement are included in accounts payable–inventory financing and reported as cash flows from financing activities. A combination of the increase in overall purchase volume under inventory financing agreements to support higher net sales in 2011 along with more favorable payment terms under the new inventory financing agreement drove the majority of the increase in cash flows from financing activities during 2011 compared to 2010. The net impact of our debt transactions resulted in cash outflows of $346.5 million during 2011 compared to cash outflows of $352.7 million during 2010 as cash was used in each period to reduce our total long-term debt. Each debt transaction is described below under “Long-term debt and financing arrangements.”

Long-term debt and financing arrangements

Long-term debt was as follows:

(dollars in millions)	Interest rate(1)	March 31, 2013	December 31, 2012	December 31, 2011

ABL Facility due 2016	—%	$—	$—	$—
Term Loan Facility due 2014	3.7%	408.7	421.3	484.5
Term Loan Facility due 2017	4.0%	890.8	918.2	1,056.0
Senior Secured Notes due 2018	8.0%	500.0	500.0	500.0
Senior Notes due 2019	8.5%	1,305.0	1,305.0	1,175.0
Unamortized premium on Senior Notes due 2019		4.8	5.0	—
Senior Exchange Notes due 2015	—%	—	—	129.0
Senior Subordinated Notes due 2017	12.535%	571.5	621.5	721.5

Total long-term debt		3,680.8	3,771.0	4,066.0
Less current maturities of long-term debt		—	(40.0)	(201.0)

Long-term debt, excluding current maturities		$3,680.8	$3,731.0	$3,865.0

(1)	Weighted-average interest rate as of March 31, 2013.

At March 31, 2013, we were in compliance with the covenants under the various credit facilities, which are described below.

ABL Facility

At March 31, 2013, there were no outstanding borrowings under the ABL Facility, $1.7 million of undrawn letters of credit and $248.9 million reserved related to the floorplan sub-facility.

On June 24, 2011, CDW LLC entered into the ABL Facility, a new five-year $900.0 million senior secured asset-based revolving credit facility, with the facility being available for borrowings, issuance of letters of credit and floorplan financing for certain vendor products. The ABL Facility matures on June 24, 2016, subject to an acceleration provision discussed below. The ABL Facility replaced the previous revolving loan credit facility that was to mature on October 12, 2012. The ABL Facility (i) increased the overall revolving credit facility capacity available to us from $800.0 million to $900.0 million, (ii) increased the maximum aggregate amount of increases that may be made to the ABL Facility from $100.0 million to $200.0 million, (iii) added a maturity acceleration provision based upon excess cash availability whereby the ABL Facility may mature 45 days prior to the maturity of certain subject debt if excess cash availability does not exceed an amount equal to $150 million plus the outstanding borrowings under such subject debt, (iv) increased the fee on the unused portion of the ABL Facility from 25 basis points to either 37.5 or 50 basis points, depending on the amount of utilization, (v) increased the applicable interest rate margin, and (vi) incorporated a $300.0 million floorplan sub-facility, which was increased to $400.0 million on August 2, 2011. In connection with the termination of the previous facility, we recorded a loss on extinguishment of long-term debt of $1.6 million in the consolidated statement of operations for the year ended December 31, 2011, representing a write-off of a portion of unamortized deferred financing costs. Fees of $7.2 million related to the ABL Facility were capitalized as deferred financing costs and are being amortized over the term of the facility on a straight-line basis.

As described in Note 5 to the Audited Financial Statements, we have entered into agreements with certain financial intermediaries to facilitate the purchase of inventory from various suppliers. In connection with the floorplan sub-facility, we entered into an inventory financing agreement on an unsecured basis with a financial intermediary to facilitate the purchase of inventory from this vendor (the “ABL facility inventory financing agreement”). Amounts outstanding under the ABL facility inventory financing agreement are unsecured and non-interest bearing. We will either pay the outstanding ABL facility inventory financing agreement amounts when they become due, or the ABL Facility’s administrative agent will automatically initiate an advance on the ABL Facility and use the proceeds to pay the balance on the due date. At March 31, 2013, the financial intermediary reported an outstanding balance of $236.7 million under the ABL facility inventory financing agreement. The total amount reported on the consolidated balance sheet as accounts payable–inventory financing related to the ABL facility inventory financing agreement is $16.1 million more than the $236.7 million owed to the financial intermediary due to differences in the timing of reporting activity under the ABL facility inventory financing agreement. The outstanding balance reported by the financial intermediary excludes $12.2 million in reserves for open orders that reduce the availability under the ABL Facility. Changes in cash flows from the ABL facility inventory financing agreement are reported in financing activities in our consolidated statement of cash flows.

Borrowings under the ABL Facility bear interest at a variable interest rate plus an applicable margin. The variable interest rate is based on one of two indices, either (i) LIBOR, or (ii) the ABR with the ABR being the greatest of (a) the prime rate, (b) the federal funds effective rate plus 50 basis points or (c) the one-month LIBOR plus 1.00%. The applicable margin varies (2.00% to 2.50% for LIBOR borrowings and 1.00% to 1.50% for ABR borrowings) depending upon our average daily excess cash availability under the agreement and is subject to a reduction of 0.25% if, and for as long as, the senior secured leverage ratio is less than 3.0. The senior secured leverage ratio is defined as the ratio of senior secured debt (including amounts owed under certain inventory floorplan arrangements and capital leases) less cash and cash equivalents, to Adjusted EBITDA, a non-GAAP measure, for the four most recently ended fiscal quarters. For the four quarters ended March 31, 2013, the senior secured leverage ratio was 2.1.

Availability under the ABL Facility is limited to (a) the lesser of the revolving commitment of $900.0 million and the amount of the borrowing base less (b) outstanding borrowings, letters of credit, and amounts outstanding under the ABL facility inventory financing agreement plus a reserve of 15% of open orders. The borrowing base is (a) the sum of the products of the applicable advance rates on eligible accounts receivable and on eligible inventory as defined in the agreement less (b) any reserves. At March 31, 2013, the borrowing base was $1,009.7 million based on the amount of eligible inventory and accounts receivable balances as of February 28, 2013. CDW LLC could have borrowed up to an additional $649.4 million under the ABL Facility at March 31, 2013.

CDW LLC is the borrower under the ABL Facility. All obligations under the ABL Facility are guaranteed by CDW Corporation and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries. Borrowings under the ABL Facility are collateralized by a first priority interest in inventory (excluding inventory collateralized under the inventory floorplan arrangements as described in Note 5 to the Audited Financial Statements), deposits, and accounts receivable, and a second priority interest in substantially all other assets. The ABL Facility contains negative covenants that, among other things, place restrictions and limitations on the ability of CDW Corporation and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make distributions or other restricted payments, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates. The ABL Facility also includes maintenance of a minimum average daily excess cash availability requirement. Should we fall below the minimum average daily excess cash availability requirement for five consecutive business days, CDW LLC will become subject to a fixed charge coverage ratio until such time as the daily excess cash availability requirement is met for 30 consecutive business days.

Term Loan Facility

At March 31, 2013, the outstanding principal amount of the Prior Term Loan Facility was $1,299.5 million, with $408.7 million of non-extended term loans due October 10, 2014 and $890.8 million of extended term loans due July 15, 2017. The effective weighted-average interest rate on Prior Term Loan Facility principal amounts outstanding on March 31, 2013 was 3.9% per annum.

Borrowings under the Prior Term Loan Facility bear interest at either (a) the ABR plus a margin; or (b) LIBOR plus a margin. The margin is based on our senior secured leverage ratio, as defined in the amended agreement evidencing the Prior Term Loan Facility. Effective with the March 2011 amendment discussed below, the margins were reduced on extended loans. For ABR borrowings, the applicable margin varies within a range of 2.50% to 3.00% for non-extended loans and 1.75% to 2.25% for extended loans. For LIBOR borrowings, the applicable margin varies within a range of 3.50% to 4.00% for non-extended loans and 2.75% to 3.25% for extended loans.

On March 11, 2011, CDW LLC entered into an amendment to the Prior Term Loan Facility, which became effective on March 14, 2011. This amendment, among other things: (i) reduced the margins with respect to extended loans, (ii) established a LIBOR floor of 1.25% and an ABR floor of 2.25% with respect to extended loans, (iii) reset the start date for accumulating restricted payments that count against the general limit of $25.0 million and (iv) provided a 1% prepayment premium for certain repayments or repricings of any extended loans for the six-month period following the effective date of the amendment. In connection with this amendment, we recorded a loss on extinguishment of long-term debt of $3.2 million in the consolidated statement of operations for the year ended December 31, 2011. This loss represented a write-off of a portion of the unamortized deferred financing costs related to the Prior Term Loan Facility.

The Prior Term Loan Facility requires us to make certain mandatory prepayments of principal amounts under certain circumstances, including (i) a prepayment in an amount equal to 50% of our excess cash flow for a fiscal year (the percentage rate of which decreases to 25% when the total net leverage ratio, as defined in the governing agreement, is less than or equal to 5.5 but greater than 4.5; and decreases to 0% when the total net leverage ratio is less than or equal to 4.5), and (ii) the net cash proceeds from the incurrence of certain additional indebtedness by us or our subsidiaries. Excess cash flow is defined as Adjusted EBITDA, plus items such as reductions in working capital, less items such as increases in working capital, certain taxes paid in cash, interest that will be paid in cash, capital expenditures and repayment of long-term indebtedness. The total net leverage ratio was 4.9 and 5.2 at March 31, 2013 and December 31, 2012, respectively. On January 30, 2013, we made an optional prepayment of $40.0 million aggregate principal amount. The prepayment was allocated on a pro rata basis between the extended and non-extended loans. The optional prepayment satisfied the excess cash flow payment provision of the Prior Term Loan Facility with respect to the year ended December 31, 2012. We were required to make a mandatory prepayment of $201.0 million under the excess cash flow provision with respect to the year ended December 31, 2011. The requirement was satisfied through $180.0 million of optional prepayments in February 2012 and $21.0 million of mandatory prepayments in March 2012. The prepayments were allocated on a pro rata basis between the extended and non-extended loans. On March 16, 2011, we made a mandatory prepayment of $132.0 million with respect to the year ended December 31, 2010, under the excess cash flow provision.

CDW LLC is the borrower under the Prior Term Loan Facility. All obligations under the Prior Term Loan Facility are guaranteed by CDW Corporation and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries. The Prior Term Loan Facility is collateralized by a second priority interest in substantially all inventory (excluding inventory collateralized under the inventory floorplan arrangements as described in Note 5 to the Audited Financial Statements), deposits, and accounts receivable, and by a first priority interest in substantially all other assets. The Prior Term Loan Facility contains negative covenants that, among other things, place restrictions and limitations on the ability of CDW Corporation and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make distributions or other restricted payments, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates.

The Prior Term Loan Facility also includes a senior secured leverage ratio requirement. The senior secured leverage ratio is required to be maintained on a quarterly basis and is defined as the ratio of senior secured debt (including amounts owed under certain inventory floorplan arrangements) less cash and cash equivalents, to Adjusted EBITDA, a non-GAAP financial measure, for the most recently ended four fiscal quarters. Compliance may be determined after giving effect to a designated equity contribution to the Company to be included in the calculation of Adjusted EBITDA. The senior secured leverage ratio for the four quarters ended March 31, 2013 was required to be at or below 6.5. For the four quarters ended March 31, 2013, the senior secured leverage ratio was 2.1. The senior secured leverage ratio requirement is a material component of the Prior Term Loan Facility. Non-compliance with the senior secured leverage ratio requirement would result in a default under the credit agreement governing the Prior Term Loan Facility and could prevent us from borrowing under the ABL Facility. If there were an event of default under the credit agreement governing the Prior Term Loan Facility that was not cured or waived, the lenders under the Prior Term Loan Facility could cause all amounts outstanding under the Prior Term Loan Facility to be due and payable immediately, which would have a material adverse effect on our financial position and cash flows. For a discussion of net cash provided by (used in) operating activities, investing activities and financing activities, see “Liquidity and capital resources—Cash flows.”

We are required to maintain interest rate derivative arrangements to fix or cap the interest rate on at least 50% of the outstanding principal amount of the Prior Term Loan Facility through maturity, subject to certain limitations currently in effect. We utilize interest rate cap agreements to maintain compliance with this requirement. We have ten interest rate cap agreements in effect through January 14, 2015 with a combined notional amount of $1,150.0 million. Of the ten cap agreements, four entitle us to payments from the counterparty of the amount, if any, by which three-month LIBOR exceeds 3.5% during the agreement period. The other six cap agreements entitle us to payments from the counterparty of the amount, if any, by which the three-month LIBOR exceeds 1.5% during the agreement period. The fair value of our interest rate cap agreements was $0.1 million at both March 31, 2013 and December 31, 2012.

See “Subsequent events” for a description of the 2013 Term Loan Refinancing completed in April 2013.

Senior Secured Notes

The Senior Secured Notes were issued on December 17, 2010 and mature on December 15, 2018. At March 31, 2013, the outstanding principal amount of the Senior Secured Notes was $500.0 million. We intend to use a portion of the net proceeds received by us from this offering to redeem $175.0 million aggregate principal amount of Senior Secured Notes at a redemption price of 108.000% plus accrued and unpaid interest thereon to the redemption date, using cash on hand or borrowings under the ABL Facility to pay such accrued and unpaid interest.

CDW LLC and CDW Finance Corporation (“CDW Finance”) are the co-issuers of the Senior Secured Notes and the obligations under the notes are guaranteed by CDW Corporation and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries. The Senior Secured Notes are secured on a pari passu basis with the Term Loan Facility by a second priority interest in substantially all inventory (excluding inventory collateralized under the inventory floorplan arrangements as described in Note 5 to the Audited Financial Statements), deposits, and accounts receivable, and by a first priority interest in substantially all other assets. The indenture governing the Senior Secured Notes contains negative covenants that, among other things, place restrictions and limitations on the ability of CDW Corporation and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make distributions or other restricted payments, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates. The indenture governing the Senior Secured Notes does not contain any financial covenants.

Senior Notes due 2015

At March 31, 2013 and December 31, 2012, there were no outstanding Senior Notes due 2015.

On April 13, 2011, CDW LLC and CDW Finance completed a cash tender offer (the “Senior Tender Offer”) and purchased $665.1 million aggregate principal amount of the Senior Notes due 2015 comprised of $519.2 million of the senior cash pay exchange notes due 2015 and $145.9 million of the senior PIK election exchange notes due 2015. CDW LLC and CDW Finance concurrently issued $725.0 million aggregate principal amount of Senior Notes. The proceeds from this issuance, together with cash on hand and borrowings under the then-outstanding ABL Facility, were used to fund the purchase of the tendered Senior Notes due 2015, including $665.1 million aggregate principal amount of Senior Notes due 2015, $59.9 million in tender offer premium and $36.5 million of accrued and unpaid interest, along with transaction fees and expenses.

On May 20, 2011, CDW LLC and CDW Finance completed a follow-on cash tender offer (the “Follow-on Senior Tender Offer,” and together with the Senior Tender Offer, the “2011 Senior Tender Offers”) and purchased an additional $412.8 million aggregate principal amount of Senior Notes due 2015 comprised of $321.4 million of the senior cash pay exchange notes due 2015 and $91.4 million of the senior PIK election exchange notes due 2015. CDW LLC and CDW Finance concurrently issued $450.0 million aggregate principal amount of additional Senior Notes. The proceeds from this issuance, together with cash on hand and borrowings under the then-outstanding ABL Facility, were used to fund the purchase of the tendered Senior Notes due 2015, including $412.8 million aggregate principal amount of Senior Notes due 2015, $37.2 million in tender offer premium and $4.5 million of accrued and unpaid interest, along with transaction fees and expenses.

In connection with the 2011 Senior Tender Offers, we recorded a loss on extinguishment of long-term debt of $114.1 million in the consolidated statement of operations for the year ended December 31, 2011. This loss represented $97.0 million in tender offer premiums and $17.1 million for the write-off of a portion of the unamortized deferred financing costs related to the Senior Notes due 2015. In connection with the issuance of Senior Notes, fees of $19.1 million were capitalized as deferred financing costs and are being amortized over the term of the notes using the effective interest method.

On February 2, 2012, CDW LLC and CDW Finance commenced a cash tender offer (the “2012 Senior Tender Offer,” and together with the 2011 Senior Tender Offers, the “Senior Tender Offers”) to purchase any and all of the remaining $129.0 million aggregate principal amount of Senior Notes due 2015. On February 17, 2012, CDW LLC and CDW Finance accepted for purchase $120.6 million aggregate principal amount of the outstanding Senior Notes due 2015 that were tendered. On March 5, 2012, CDW LLC and CDW Finance accepted for purchase an additional $0.1 million aggregate principal amount of the outstanding Senior Notes due 2015 that were tendered prior to the expiration of the tender offer on March 2, 2012. On March 19, 2012, CDW LLC and CDW Finance redeemed the remaining $8.3 million aggregate principal amount of Senior Notes due 2015 that was not tendered. CDW LLC and CDW Finance funded the purchases and redemptions of the Senior Notes due 2015 with the issuance of $130.0 million aggregate principal amount of additional Senior Notes at an issue price of 104.375% of par on February 17, 2012. The proceeds from this issuance, together with cash on hand and borrowings under the ABL Facility, funded the purchase of the tendered and redeemed Senior Notes due 2015, including $129.0 million aggregate principal amount of Senior Notes due 2015, $7.9 million in tender and redemption premiums and $5.0 million of accrued and unpaid interest, along with transaction fees and expenses.

In connection with the 2012 Senior Tender Offer, we recorded a loss on extinguishment of long-term debt of $9.4 million in the consolidated statement of operations for the three months ended March 31, 2012. This loss represented $7.9 million in tender and redemption premiums and $1.5 million for the write-off of the remaining unamortized deferred financing costs related to the Senior Notes due 2015.

Senior Notes

As discussed above, on April 13, 2011, CDW LLC and CDW Finance issued $725.0 million aggregate principal amount of Senior Notes and on May 20, 2011, CDW LLC and CDW Finance issued an additional $450.0 million aggregate principal amount of Senior Notes. The proceeds from these issuances together with cash on hand and borrowings under the then-outstanding ABL Facility were used to fund the 2011 Senior Tender Offers.

On February 17, 2012, CDW LLC and CDW Finance issued $130.0 million aggregate principal amount of additional Senior Notes at an issue price of 104.375% of par. The proceeds from this issuance together with cash on hand and borrowings under the ABL Facility were used to fund the 2012 Senior Tender Offer. The $5.7 million premium received is reported on the consolidated balance sheets as an addition to the face amount of the Senior Notes and is being amortized as a reduction to interest expense over the term of the related debt.

At March 31, 2013, the outstanding principal amount of Senior Notes was $1,305.0 million, excluding $4.8 million in unamortized premium. The Senior Notes mature on April 1, 2019.

CDW LLC and CDW Finance are the co-issuers of the Senior Notes. Obligations under the Senior Notes are guaranteed on an unsecured senior basis by CDW Corporation and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries. The indenture governing the Senior Notes contains negative covenants that, among other things, place restrictions and limitations on the ability of CDW Corporation and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make distributions or other restricted payments, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates. The indenture governing the Senior Notes does not contain any financial covenants.

Senior Subordinated Notes

At March 31, 2013, the outstanding principal amount of the Senior Subordinated Notes was $571.5 million. The Senior Subordinated Notes mature on October 12, 2017. After and subject to the completion of this offering, we intend to issue an irrevocable notice of redemption to the holders of the Senior Subordinated Notes notifying such holders that we will redeem $324.0 million aggregate principal amount of Senior Subordinated Notes at a redemption price of 106.268% plus accrued and unpaid interest thereon to the date of redemption. Specifically, we intend to use a portion of the net proceeds received by us from this offering to redeem $146.0 million aggregate principal amount of Senior Subordinated Notes and the Incremental Borrowings to redeem $178.0 million aggregate principal amount of Senior Subordinated Notes, in each case using cash on hand or borrowings under the ABL Facility to pay accrued and unpaid interest.

On March 8, 2013, CDW LLC and CDW Finance redeemed $50.0 million aggregate principal amount of Senior Subordinated Notes at a redemption price that was 106.268% of the principal amount redeemed. Cash on hand was used to fund the redemption of $50.0 million aggregate principal amount, $3.1 million of redemption premium and $2.5 million in accrued and unpaid interest. In connection with this redemption, we recorded a loss on extinguishment of long-term debt of $3.9 million in the consolidated statement of operations for three months ended March 31, 2013. This loss represented $3.1 million in redemption premium and $0.8 million for the write-off of a portion of the unamortized deferred financing costs related to the Senior Subordinated Notes.

On December 21, 2012, CDW LLC and CDW Finance redeemed $100.0 million aggregate principal amount of Senior Subordinated Notes at a redemption price that was 106.268% of the principal amount redeemed. Cash on hand was used to fund the redemption of $100.0 million aggregate principal amount, $6.3 million of redemption premium and $2.3 million in accrued and unpaid interest. In connection with this redemption, we recorded a loss on extinguishment of long-term debt of $7.8 million in the consolidated statement of operations for the year ended December 31, 2012. This loss represented $6.3 million in redemption premium and $1.5 million for the write-off of a portion of the unamortized deferred financing costs related to the Senior Subordinated Notes.

On March 10, 2010, one of our 100% owned subsidiaries purchased $28.5 million of principal amount of senior subordinated bridge loans for a purchase price of $18.6 million. We recorded a gain on the extinguishment of long-term debt of $9.2 million in the consolidated statement of operations for the year ended December 31, 2010 related to this repurchase. In May 2010, the $28.5 million in principal amount of senior subordinated debt that were repurchased were exchanged for increasing rate notes and subsequently surrendered to the indenture trustee for cancellation.

CDW LLC and CDW Finance are the co-issuers of the Senior Subordinated Notes. Obligations under the Senior Subordinated Notes are guaranteed on an unsecured senior basis by CDW Corporation and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries. The indenture governing the Senior Subordinated Notes contains negative covenants that, among other things, place restrictions and limitations on the ability of CDW Corporation and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make distributions or other restricted payments, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates. The indenture governing the Senior Subordinated Notes does not contain any financial covenants.

Inventory financing agreements

We have entered into agreements with certain financial intermediaries to facilitate the purchase of inventory from various suppliers under certain terms and conditions, as described below. These amounts are classified separately as accounts payable–inventory financing on the consolidated balance sheets. We do not incur any interest expense associated with these agreements as balances are paid when they are due.

The following table presents the amounts included in accounts payable–inventory financing:

	March 31, 2013	December 31,
(in millions)		2012	2011

ABL facility inventory financing agreement	$252.8	$248.3	$240.7
Other inventory financing agreements	0.1	0.9	38.0

Accounts payable–inventory financing	$252.9	$249.2	$278.7

We maintain the ABL Facility as described in Note 7 to the Audited Financial Statements and Note 4 to the Unaudited Financial Statements, which incorporates a $400.0 million floorplan sub-facility to facilitate the purchase of inventory from a certain vendor. In connection with the floorplan sub-facility, we maintain the ABL facility inventory financing agreement. Amounts outstanding under the ABL facility inventory financing agreement are unsecured and non-interest bearing. At March 31, 2013, December 31, 2012 and 2011, we reported $252.8 million, $248.3 million and $240.7 million, respectively, for this agreement within accounts payable–inventory financing on the consolidated balance sheets.

We also maintain other inventory financing agreements with financial intermediaries to facilitate the purchase of inventory from certain vendors. During the first quarter of 2012, we terminated one of these agreements; amounts owed for subsequent purchases of the related product line are included in accounts payable–trade on the consolidated balance sheet. At December 31, 2011, $30.3 million owed under this agreement was reported within accounts payable–inventory financing on the consolidated balance sheet.

At March 31, 2013, December 31, 2012 and 2011, amounts owed under inventory financing agreements of $0.1 million, $0.9 million and $7.7 million, respectively, were collateralized by the inventory purchased under these financing agreements and a second lien on the related accounts receivable. The remaining amounts owed under other inventory financing agreements were not collateralized.

Contractual obligations

We have future obligations under various contracts relating to debt and interest payments, operating leases and asset retirement obligations. The following table presents our estimated future payments under contractual obligations that existed as of December 31, 2012, based on undiscounted amounts.

(in millions)	Payments due by period
	Total	< 1 year	1-3 years	4-5 years	> 5 years

ABL Facility due 2016(1)	$—	$—	$—	$—	$—
Term Loan Facility due 2014/2017(2)	1,533.4	91.7	493.6	948.1	—
Senior Secured Notes due 2018(3)	740.0	40.0	80.0	80.0	540.0
Senior Notes due 2019(3)	2,026.1	110.9	221.9	221.9	1,471.4
Senior Subordinated Notes due 2017(3)	1,010.4	77.9	155.8	776.7	—
Operating leases(4)	106.2	18.3	35.9	23.7	28.3
Asset retirement obligations(5)	0.5	—	—	0.5	—

Total	$5,416.6	$338.8	$987.2	$2,050.9	$2,039.7

(1)	Includes only principal payments. Excludes interest payments and fees related to the ABL Facility because of variability with respect to the timing of advances and repayments.

(2)	Includes future principal and cash interest payments on long-term borrowings through scheduled maturity dates. Interest payments for the variable rate debt were calculated using interest rates as of December 31, 2012. Excluded from these amounts are the amortization of debt issuance and other costs related to indebtedness. See “Subsequent events” for a description of the 2013 Term Loan Refinancing.

(3)	Includes future principal and cash interest payments on long-term borrowings through scheduled maturity dates. Interest on the Senior Secured Notes, Senior Notes and Senior Subordinated Notes is calculated using the stated interest rate. Excluded from these amounts are the amortization of debt issuance and other costs related to indebtedness. See “Long-term debt and financing arrangements — Senior Subordinated Notes” for a description of the 2013 Redemption.

(4)	Includes the minimum lease payments for non-cancelable leases for properties and equipment used in our operations.

(5)	Represent commitments to return property subject to operating leases to original condition upon lease termination.

Off-balance sheet arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Inflation

Inflation has not had a material impact on our operating results. We generally have been able to pass along price increases to our customers, though certain economic factors and technological advances in recent years have tended to place downward pressure on pricing. We also have been able to generally offset the effects of inflation on operating costs by continuing to emphasize productivity improvements and by accelerating our overall cash conversion cycle. There can be no assurances, however, that inflation would not have a material impact on our sales or operating costs in the future.

Commitments and contingencies

We are party to various legal proceedings that arise in the ordinary course of our business, which include commercial, intellectual property, employment, tort and other litigation matters. We are also subject to audit by federal, state and local authorities, and by various partners and large customers, including government agencies, relating to purchases and sales under various contracts. In addition, we are subject to indemnification claims under various contracts. From time to time, certain of our customers file voluntary petitions for reorganization or liquidation under the U.S. bankruptcy laws. In such cases, certain pre-petition payments received by us could be considered preference items and subject to return to the bankruptcy administrator.

As of March 31, 2013, we do not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these proceedings and matters, if any, has been incurred. However, the ultimate resolutions of these proceedings and matters are inherently unpredictable. As such, our financial condition and results of operations could be adversely affected in any particular period by the unfavorable resolution of one or more of these proceedings or matters.

Critical accounting policies and estimates

The preparation of financial statements in accordance with GAAP requires management to make use of certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

In Note 1 to the Audited Financial Statements, we include a discussion of the significant accounting policies used in the preparation of our consolidated financial statements. We believe the following are the most critical accounting policies and estimates that include significant judgments used in the preparation of our financial statements. We consider an accounting policy or estimate to be critical if it requires assumptions to be made that were uncertain at the time they were made, and if changes in these assumptions could have a material impact on our financial condition or results of operations.

Revenue recognition

We are a primary distribution channel for a large group of vendors and suppliers, including OEMs, software publishers and wholesale distributors. We record revenue from sales transactions when title and risk of loss are passed to our customer, there is persuasive evidence of an arrangement for sale, delivery has occurred and/or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Our shipping terms typically specify F.O.B. destination, at which time title and risk of loss have passed to the customer.

Revenues from the sales of hardware products or software products and licenses are generally recognized on a gross basis with the selling price to the customer recorded as sales and the acquisition cost of the product recorded as cost of sales. These items can be delivered to customers in a variety of ways, including (i) as physical product shipped from our warehouse, (ii) via drop-shipment by the vendor or supplier, or (iii) via electronic delivery for software licenses. At the time of sale, we record an estimate for sales returns and allowances based on historical experience. Our vendor partners warrant most of the products we sell.

We leverage drop-shipment arrangements with many of our vendors and suppliers to deliver products to our customers without having to physically hold the inventory at our warehouses, thereby increasing efficiency and reducing costs. We recognize revenue for drop-shipment arrangements on a gross basis upon delivery to the customer with contract terms that typically specify F.O.B. destination. We recognize revenue on a gross basis as the principal in the transaction because we are the primary obligor in the arrangement, we assume inventory risk if the product is returned by the customer, we set the price of the product charged to the customer, we assume credit risk for the amounts invoiced, and we work closely with our customers to determine their hardware and software specifications. These arrangements generally represent approximately 40% to 50% of total net sales, including approximately 10% to 15% related to electronic delivery for software licenses.

Revenue from professional services is either recognized as incurred for services billed at an hourly rate or recognized using a proportional performance model for services provided at a fixed fee. Revenue from SaaS arrangements, IaaS arrangements, and data center services, including internet connectivity, web hosting, server co-location and managed services, is recognized over the period service is provided.

We also sell certain products for which we act as an agent. Products in this category include the sale of third-party services, warranties or software assurance (“SA”) or third-party-hosted SaaS and IaaS arrangements. SA is a product that allows customers to upgrade, at no additional cost, to the latest technology if new applications are introduced during the period that the SA is in effect. These sales do not meet the criteria for gross sales recognition, and thus are recognized on a net basis at the time of sale. Under net sales recognition, the cost paid to the vendor or third-party service provider is recorded as a reduction to sales, resulting in net sales being equal to the gross profit on the transaction.

Our larger customers are offered the opportunity by certain of our vendors to purchase software licenses and SA under enterprise agreements (“EAs”). Under EAs, customers are considered to be compliant with applicable license requirements for the ensuing year, regardless of changes to their employee base. Customers are charged an annual true-up fee for changes in the number of users over the year. With most EAs, our vendors will transfer the license and bill the customer directly, paying resellers such as us an agency fee or commission on these sales. We record these fees as a component of net sales as earned and there is no corresponding cost of sales amount. In certain instances, we bill the customer directly under an EA and account for the individual items sold based on the nature of the item. Our vendors typically dictate how the EA will be sold to the customer.

From time to time, we sell some of our products and services as part of bundled contract arrangements containing multiple deliverables, which may include a combination of the products and services. For each deliverable that represents a separate unit of accounting, revenue is allocated based upon the relative selling prices of each element as determined by our selling price for the deliverable when it is sold on a stand-alone basis.

We record freight billed to our customers as net sales and the related freight costs as a cost of sales.

Deferred revenue includes (1) payments received from customers in advance of providing the product or performing services, and (2) amounts deferred if other conditions of revenue recognition have not been met.

We perform an analysis of the estimated number of days of sales in-transit to customers at the end of each period based on a weighted-average analysis of commercial delivery terms that includes drop-shipment arrangements. This analysis is the basis upon which we estimate the amount of sales in-transit at the end of the period and adjust revenue and the related costs to reflect only what has been received by the customer. Changes in delivery patterns may result in a different number of business days used in making this adjustment and could have a material impact on our revenue recognition for the period.

Inventory valuation

Inventory is valued at the lower of cost or market value. Cost is determined using a weighted-average cost method. Price protection is recorded when earned as a reduction to the cost of inventory. We decrease the value of inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value, based upon an aging analysis of the inventory on hand, specifically known inventory-related risks, and assumptions about future demand and market conditions. If future demand or actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Vendor programs

We receive incentives from certain of our vendors related to cooperative advertising allowances, volume rebates, bid programs, price protection and other programs. These incentives generally relate to written agreements with specified performance requirements with the vendors and are recorded as adjustments to cost of sales or inventory, depending on the nature of the incentive. Vendors may change the terms of some or all of these programs, which could have an impact on our results of operations.

We record receivables from vendors related to these programs when the amounts are probable and reasonably estimable. Some programs are based on the achievement of specific targets, and we base our estimates on information provided by our vendors and internal information to assess our progress toward achieving those targets. If actual performance does not match our estimates, we may be required to adjust our receivables. We record reserves for vendor receivables for estimated losses due to vendors’ inability to pay or rejections by vendors of claims; however, if actual collections differ from our estimates, we may incur additional losses that could have a material impact on gross margin and operating income.

Goodwill and other intangible assets

Goodwill is not amortized but is subject to periodic testing for impairment at the reporting unit level. Our reporting units used to assess potential goodwill impairment are the same as our operating segments. We are required to perform an evaluation of goodwill on an annual basis or more frequently if circumstances indicate a potential impairment. The annual test for impairment is conducted as of December 1. We have the option of performing a qualitative assessment of a reporting unit’s fair value from the last quantitative assessment or performing a quantitative assessment by comparing a reporting unit’s estimated fair value to its carrying amount. Under the quantitative assessment, testing for impairment of goodwill is a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill to determine the amount of impairment loss. Fair value of a reporting unit is determined by using a weighted combination of an income approach and a market approach, as this combination is considered the most indicative of the reporting units’ fair value in an orderly transaction between market participants. Under the income approach, we determine fair value based on estimated future cash flows of a reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. Under the market approach, we utilize valuation multiples derived from publicly available information for peer group companies to provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. We have weighted the income approach and the market approach at 75% and 25%, respectively.

Determining the fair value of a reporting unit (and the allocation of that fair value to individual assets and liabilities within the reporting unit to determine the implied fair value of goodwill in the event a step two analysis is required) is judgmental in nature and requires the use of significant estimates and assumptions. These estimates and assumptions include primarily, but are not limited to, discount rate, terminal growth rate, selection of appropriate peer group companies and control premium applied, and forecasts of revenue growth rates, gross margins, operating margins, and working capital requirements. The allocation requires analysis to determine the fair value of assets and liabilities including, among others, customer relationships, trade names, and property and equipment. Any changes in the judgments, estimates, or assumptions used could produce significantly different results. Although we believe our assumptions are reasonable, actual results may vary significantly and may expose us to material impairment charges in the future.

Intangible assets include customer relationships, trade names, internally developed software and other intangibles. Intangible assets with determinable lives are amortized on a straight-line basis over the estimated useful lives of the assets. The cost of software developed or obtained for internal use is capitalized and amortized on a straight-line basis over the estimated useful life of the software. These intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset’s carrying amount over its fair value.

Allowance for doubtful accounts

We record an allowance for doubtful accounts related to trade accounts receivable for estimated losses resulting from the inability of our customers to make required payments. We take into consideration historical loss experience, the overall quality of the receivable portfolio and specifically identified customer risks. If actual collections of customer receivables differ from our estimates, additional allowances may be required which could have an impact on our results of operations.

Income taxes

Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements using enacted tax rates in effect for the year in which the differences are expected to reverse. We perform an evaluation of the realizability of our deferred tax assets on a quarterly basis. This evaluation requires us to use estimates and make assumptions and considers all positive and negative evidence and factors, such as the scheduled reversal of temporary differences, the mix of earnings in the jurisdictions in which we operate, and prudent and feasible tax planning strategies.

We account for unrecognized tax benefits based upon our assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. We report a liability for unrecognized tax benefits resulting from unrecognized tax benefits taken or expected to be taken in a tax return and recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Recent accounting pronouncements

Disclosure of the effects of reclassifications from accumulated other comprehensive income

In February 2013, the FASB issued ASU 2013-02, which required that the effects of significant reclassifications from accumulated other comprehensive income to net income be shown parenthetically on the face of the consolidated financial statements or disclosed in a note. The adoption of this new guidance on January 1, 2013 did not have an impact on our consolidated financial position, results of operations or cash flows.

Subsequent events

Term Loan Facility

On April 29, 2013, CDW LLC entered into a new seven-year, $1,350.0 million aggregate principal amount Term Loan Facility. Substantially all of the proceeds were used to repay the $1,299.5 million outstanding aggregate principal amount of the Prior Term Loan Facility. The Term Loan Facility was issued at a price of 99.75%. Borrowings under the Term Loan Facility bear interest at LIBOR plus a margin ranging from 2.25% to 2.50% with a LIBOR floor of 1.00%. The Term Loan Facility is subject to 0.25% quarterly amortization of the original principal amount, payable on a quarterly basis commencing with the quarter ending June 30, 2013. Additionally, the Term Loan Facility is subject to similar requirements as was the Prior Term Loan Facility to make mandatory annual excess cash flow prepayments. Unlike the Prior Term Loan Facility, the Term Loan Facility does not include a senior secured leverage ratio requirement or a hedging requirement. In connection with this refinancing, we expect to record a loss on extinguishment of long-term debt of $10.3 million in the consolidated statement of operations during the second quarter of 2013, primarily related to the write-off of unamortized deferred financing costs.

Redemption of Senior Secured Notes

On May 31, 2013, we issued a conditional notice of redemption to the holders of the Senior Secured Notes notifying such holders that, subject to the completion of this offering, we will use a portion of the net proceeds received by us from this offering to redeem $175.0 million aggregate principal amount of Senior Secured Notes at a redemption price of 108.000% plus accrued and unpaid interest thereon to the date of redemption. We will use cash on hand or borrowings under the ABL Facility to pay such accrued and unpaid interest.

Reclassification and stock split

In June 2013, our board of directors and stockholder approved the reclassification of our Class A common shares and Class B common shares into a single class of common stock and a 143.0299613-for-1 stock split, effective immediately. The par value of the common shares was maintained at $0.01 per share. All references to common shares and per share amounts in the accompanying financial statements have been adjusted to reflect the reclassification and stock split on a retroactive basis.

MPK Plan

In 2007, we agreed with Michael P. Krasny, our founder and former chairman and CEO, to establish the MPK Coworker Incentive Plan II (the “MPK Plan”) for the benefit of all of our coworkers other than members of senior management that received incentive equity awards under our 2007 Incentive Equity Plan on October 15, 2007.

The MPK Plan consisted of a cash award component, and in the case of coworkers hired on or prior to January 1, 2007, a long-term incentive award component. The cash award component, an expense prior to the Acquisition, entitled each participant to a one-time cash bonus payment, which was paid in December 2007. The long-term incentive award component established an “account” for each eligible participant which was notionally credited with a number of A Units on October 15, 2007, the day the plan was established. As of December 31, 2012, there were 66,137 notional units granted and outstanding under the MPK Plan.

The notional units credited to participants’ accounts are unvested and subject to forfeiture as set forth in the MPK Plan. Participants become fully vested on the earlier of (1) the date which is three months following the 10th anniversary of the effective date of the MPK Plan, and (2) the later of the date such participant attains age 62 and the date such participant has reached 10 years of service with us and our subsidiaries. Participants will also become fully vested upon termination of employment due to death or disability (as defined in the MPK Plan). Vesting is accelerated upon certain events including a sale of the company or an initial public offering, each as defined in the MPK Plan. Distributions of the vested portion of a participant’s account shall be made, in the case of an initial public offering, as promptly as practicable following the consummation thereof. Accordingly, it is anticipated that we will distribute to each participant under the MPK Plan the vested portion of such participant’s account (net of tax withholding, as described below) in connection with the distribution of shares of CDW Corporation held by CDW Holdings to its members and that such distribution will be in the form of common stock. As a result, we anticipate we will distribute approximately 2.41 million shares of common stock to MPK Plan participants (after reduction for tax withholding), assuming a withholding rate of approximately 36.9%.

Distributions under the MPK Plan are ordinary compensation income to participants and therefore subject to tax withholding. Under the terms of the MPK Plan, we have the right to withhold a number of shares of common stock from the distribution to a participant with a value equal to the required tax withholding on the distribution which is compensation income to such participant. We expect to utilize this approach and, as a result, will be required to make a cash payment to the federal and state tax authorities in the amount of the required withholding. It is anticipated that the aggregate cash withholding payment to the federal and state taxing authorities will be approximately $24.0 million, assuming a withholding rate of approximately 36.9%.

In connection with the MPK Plan, we agreed to make a charitable contribution in an amount equal to the net income tax benefit that we derive in connection with distributions to participants under the MPK Plan (net of any related employer payroll tax costs). The contribution of this amount is to be made by March 15 of the calendar year following the year in which we are able to take and use the associated deduction. At our election, the contribution may be made in the form of cash or equity interests of CDW Holdings or us or, in the event a cash payment is prohibited under a financing agreement, a subordinated promissory note of ours.

Quantitative and qualitative disclosures of market risks

Our market risks relate primarily to changes in interest rates. The interest rates on borrowings under the ABL Facility and the Term Loan Facility are floating and, therefore, are subject to fluctuations. In order to manage the risk associated with changes in interest rates on borrowings under the Term Loan Facility, we have entered into interest rate derivative agreements to economically hedge a portion of the cash flows associated with the facility. Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate fluctuations.

We utilize interest rate caps for the purpose of limiting current and future exposure to interest rate risk on the floating-rate debt under the Term Loan Facility.

In November 2012, we entered into six interest rate cap agreements with a combined $650.0 million notional amount. Under these agreements, we made premium payments totaling $0.3 million to the counterparties in exchange for the right to receive payments from them of the amount, if any, by which three-month LIBOR exceeds 1.5% during the agreement period. The cap agreements are effective from January 14, 2013 through January 14, 2015.

During 2011, we entered into four interest rate cap agreements with a combined $500.0 million notional amount. Under the agreements, we made premium payments totaling $3.7 million to the counterparties in exchange for the right to receive payments from them of the amount, if any, by which three-month LIBOR exceeds 3.5% during the agreement period. The cap agreements are effective from January 14, 2013 through January 14, 2015.

In April 2010, we entered into four interest rate cap agreements with a combined $1,100.0 million notional amount. Under these agreements, we made premium payments totaling $5.9 million to the counterparties in exchange for the right to receive payments from them of the amount, if any, by which three-month LIBOR exceeds 3.5% during the agreement period. The cap agreements were effective from January 14, 2011 through January 14, 2013.

These interest rate cap agreements have not been designated as cash flow hedges of interest rate risk for accounting purposes. Instead, these agreements are recorded at fair value on our consolidated balance sheet each period, with changes in fair value recorded directly to interest expense, net in our consolidated statements of operations each period.

See “Liquidity and capital resources—Contractual obligations” for information on cash flows, interest rates and maturity dates of our debt obligations.

Business

Our company

CDW is a Fortune 500 company and a leading provider of integrated IT solutions in the U.S. and Canada. We help our customer base of more than 250,000 small, medium and large business, government, education and healthcare customers by delivering critical solutions to their increasingly complex IT needs. Our broad array of offerings range from discrete hardware and software products to integrated IT solutions such as mobility, security, data center optimization, cloud computing, virtualization and collaboration. We are technology “agnostic,” with a product portfolio that includes more than 100,000 products from more than 1,000 brands. We provide our products and solutions through our sales force and service delivery teams consisting of more than 4,300 coworkers, including over 1,700 field sellers, highly skilled technology specialists and advanced service delivery engineers.

We are a leading U.S. sales channel partner for many OEMs and software publishers (collectively, our “vendor partners”), whose products we sell or include in the solutions we offer. We believe we are an important extension of our vendor partners’ sales and marketing capabilities, providing them with a cost-effective way to reach customers and deliver a consistent brand experience through our established end-market coverage and extensive customer access.

We provide value to our customers by simplifying the complexities of technology across design, selection, procurement, integration and management. Our goal is to have our customers, regardless of their size, view us as an indispensable extension of their IT staffs. We seek to achieve this goal by providing our customers with superior service through our large and experienced sales force and service delivery teams. Our multi-brand offering approach enables us to identify the products or combination of products that best address each customer’s specific organizational IT requirements and to evolve our offerings as new technologies develop.

We believe we offer the following value proposition to our customers and our vendor partners:

Our value proposition to our customers	Our value proposition to our vendor partners

• Broad selection of products and multi-branded IT solutions

• Value-added services with integration capabilities

• Highly skilled specialists and engineers

• Solutions across a very broad IT landscape

• Access to over 250,000 customers throughout the U.S. and Canada

• Large and established customer channels

• Strong distribution and implementation capabilities

• Value-added solutions and marketing programs that generate end-user demand

Our customers include private sector businesses that typically employ fewer than 5,000 employees, government agencies and educational and healthcare institutions. We serve our customers through channel-specific sales teams and service delivery teams with extensive technical skills and knowledge of the specific markets they serve. This market segmentation allows us to customize our offerings and to provide enhanced expertise in designing and implementing IT solutions for our customers. We currently have five dedicated customer channels: medium/large business, small business, government, education and healthcare, each of which generated over $1 billion in net sales in 2012. The scale and diversity of our customer channels provide us with multiple avenues for growth and a balanced customer base to weather economic and technology cycles. For example, from 2008 through 2010, a period that included the recent financial crisis, sales to our government and education customers grew while sales to our medium/large business and small business customers held steady or experienced only slight growth. In contrast, since 2010, our medium/large business and small business channels have experienced significantly stronger growth relative to our government and education channels. Our healthcare channel experienced strong growth during both periods.

The following table provides information regarding our reportable segments and our customer channels:

	Corporate segment		Public segment
Customer Channels	Medium/large business	Small business	Government	Education	Healthcare	Other

Target Customers	100-5,000 employees	10-100 employees	Various federal, state and local agencies	Higher education and K-12	Hospitals, ambulatory service providers and long-term care facilities	Advanced services customers plus Canada
2012 Net Sales (in billions)	$4.4	$1.1	$1.4	$1.2	$1.4	$0.6
2010-2012 CAGR	7%	5%	1%	0%	20%	21%
2008-2010 CAGR	0%	1%	11%	8%	15%	12%

For further information on our segments, including financial results, see Note 17 to the Audited Financial Statements.

We offer over 1,000 brands, from well-established companies such as APC, Apple, Cisco, EMC, Hewlett-Packard, IBM, Lenovo, Microsoft, NetApp, Symantec and VMware, to emerging vendor partners such as Drobo, Fusion-io, Meraki, Nimble Storage, Salesforce.com, Sophos and Splunk. In 2012, we generated over $1 billion of revenue for each of three of our vendor partners and over $100 million of revenue for each of 12 other vendor partners. We have received the highest level of certification from major vendor partners, such as Cisco, EMC and Microsoft, which reflects the extensive product and solution knowledge and capabilities that we bring to our customers’ IT challenges. These certifications also provide us with access to favorable pricing, tools and resources, including vendor incentive programs, which we use to provide additional value to our customers. Our vendor partners also regularly recognize us with top awards and select us to develop and grow new customer solutions.

For the three months ended March 31, 2013, our net sales, Adjusted EBITDA and non-GAAP net income were $2.4 billion, $179 million and $56.3 million, respectively. In 2012, our net sales, Adjusted EBITDA, net income and non-GAAP net income were $10.1 billion, $767 million, $119 million and $247 million, respectively. Adjusted EBITDA and non-GAAP net income are non-GAAP financial measures. See “Summary consolidated financial information” for the definitions of Adjusted EBITDA and non-GAAP net income, the reasons for their inclusion and a reconciliation to net income.

Our market

We operate in the U.S. and Canadian IT market, which is a large and growing market. According to IDC, the overall U.S. IT market generated approximately $630 billion in sales in 2012. We believe our addressable market in the U.S. in the indirect sales channel represents more than $200 billion in annual sales and for the year ended December 31, 2012, our U.S. net sales of $9.7 billion represented approximately 5% of that highly diverse and fragmented market. According to IDC, the overall Canadian IT market generated approximately $50 billion in sales in 2012. We believe our addressable market in Canada in the indirect sales channel represents nearly $10 billion in annual sales and for the year ended December 31, 2012, our net sales of $445 million in Canada represented approximately 5% of that market. We believe we have the largest market share in our addressable market with our 2012 net sales exceeding the cumulative North American net sales of our five largest publicly traded sales channel competitors, based upon publicly available information for those companies. New technologies, including cloud, virtualization and mobility, coupled with the resulting increase in demand for data as well as aging infrastructure, are increasingly requiring businesses and institutions to seek integrated solutions to their IT needs. We expect this trend to continue for the foreseeable future, with end-user demand for business efficiency and productivity driving future IT spending growth.

The table below shows the estimated 2012 annual sales within the IT market and expected growth rates of certain technology solutions that we provide within our addressable market, each of which is expected to grow at a rate faster than both the U.S. IT market and our addressable market:

(dollars in billions)	2012E	CAGR 2012E-2015E

Public Cloud(1)	$20.6	13%
Security(2)	21.3	9
Mobility(3)	3.4	39
Virtualization(4)	1.8	11
Managed Services(5)	46.2	11
Collaboration(6)	5.3	6

(1)	Gartner, “Forecast: IT Services, 2010-2016, 4Q12 Update,” Cloud Services and Applications Outsourcing (December 2012) (U.S.)

(2)	Gartner, “Forecast: Information Security, Worldwide, 2010-2016, 4Q12 Update” (January 2013) (U.S.)

(3)	Gartner, “Managed Mobility Services” (March 2013) (US); “Forecast: Tablets and Ultramobiles, Worldwide, 2010-2016, 4Q12 Update,” Business Tablets and Ultramobiles (December 2012) (U.S.)

(4)	Gartner, “Forecast: Enterprise Software Markets, Worldwide, 2011-2016,” Virtualization Infrastructure Software (December 2012) (U.S.)

(5)	Gartner, “Forecast: IT Services 2010-2016, 4Q12 Update,” Colocation, Hosting, Data Center Outsourcing (December 2012) (U.S.)

(6)	Gartner, “Forecast: Enterprise Unified Communications Infrastructure, Worldwide, 2009-2016,” Unified Communications Ready Enterprise Infrastructure (March 2013) (North America)

IDC estimates that 59% of U.S. IT revenues are generated through indirect channels, including VARs, retailers and e-tailers, rather than the direct sales forces of OEMs and software publishers. We purchase products directly from our vendor partners, as well as from wholesale distributors, for resale to our customers or for inclusion in the solutions we offer. Wholesale distributors, such as Arrow, Avnet, Ingram Micro, SYNNEX and Tech Data, provide logistics management and supply-chain services for us and our vendor partners but, unlike CDW, typically do not have relationships with end-users in the U.S. The charts below depict the current principal sales channels for vendors in the IT market and our estimate of our market-leading share of our addressable market in the U.S.:

Our history

CDW was founded in 1984. Since our inception, our company has exhibited a strong culture of customer service while operating with a lean, highly efficient cost structure. Over the past ten years, we have grown our sales twice as fast as the overall U.S. IT market and maintained strong operating profitability across economic cycles. Most of our growth has been organic, driven largely by our strong execution as well as through our effective market segmentation. Over the years, we have been able to identify attractive growth opportunities, dedicate resources to them and execute on our strategy to capture above-market growth. For example, in 2005, we launched a sales team for our healthcare customer channel, which has since grown to represent over $1.4 billion in net sales in 2012. Our last acquisition was in 2006, when we acquired Berbee Information Networks Corporation, a regional provider of technology products, solutions and customized engineering services in advanced technologies. We leveraged this acquisition to significantly enhance our ability to deliver advanced solutions throughout the U.S. and Canada, adding approximately 675 specialists, field sellers and engineers since the time of the acquisition to further enhance these capabilities.

The chart below sets forth our revenues, Adjusted EBITDA and CAGR between 2002 and 2012. Adjusted EBITDA is considered a non-GAAP financial measure. See “2002-2012 reconciliation” for reconciliations of GAAP net income (loss) to EBITDA and EBITDA to Adjusted EBITDA for the periods presented below.

(1)	“Bureau of Economic Analysis,” Real GDP, February 28, 2013.

(2)	“IDC Worldwide Blackbook,” Total U.S. IT Spending, May 9, 2013.

The Acquisition and post-Acquisition achievements

We were a public company from 1993 until October 2007, when we were acquired by newly formed entities controlled by Madison Dearborn and Providence Equity in a transaction valued at approximately $7.4 billion (the “Acquisition”). Since the Acquisition:

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We have continued to expand our customer footprint, breadth of products and solutions and developed stronger and deeper relationships with a greater number of our vendor partners. During 2012, our net sales increased to over $10 billion, up from approximately $8 billion in 2008, and our Adjusted EBITDA increased to $767 million, up 34% from our Adjusted EBITDA in 2008.

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We have continued to meet the evolving needs of our customers through our development of a wide range of integrated solutions, such as mobility, security, data center optimization, cloud computing, virtualization and collaboration. We have also developed an extensive value-added services offering that we typically bundle with our integrated solutions. Since 2008, we have increased our number of highly skilled technology specialists, field sellers and engineers by 18% to support our solutions.

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We have further diversified our business. In 2012, we had five customer channels that each accounted for more than $1 billion of our revenue, compared to only three in 2008. In addition, consistent with our technology “agnostic” strategy, we have a more diversified vendor partner portfolio. In 2012, we generated over $100 million of revenue for each of 15 of our vendor partners, compared to only 11 in 2008. We believe this diversification provides us with multiple avenues of growth and enables us to better weather economic and technology cycles.

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We have become more efficient. We have continued to improve our coworker productivity. Our net sales per coworker improved to $1.50 million in 2012, up from $1.22 million in 2008. In 2012, over half of our gross product sales in the U.S. were generated from account managers who had been with us for more than seven years (based on internal tracking systems and excluding items such as commission revenue, advanced services and delivery charges to our customers), and this percentage has increased significantly since 2009. In addition, we improved our cash conversion cycle to 23 days at March 31, 2013, compared to 39 days at the end of 2008.

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We have reduced our leverage, reducing our net leverage ratio, which is calculated by dividing our total debt and capital lease obligations less cash and cash equivalents by Adjusted EBITDA, by 3.1x since 2008, primarily from using our strong cash flows to pay down debt and from improvement in our Adjusted EBITDA. We will further reduce our leverage as a result of this offering.

Our competitive strengths

We believe the following strengths have contributed to our success and enabled us to become an important strategic partner for both our customers and our vendor partners:

Significant scale and scope

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Breadth of solutions:    We are able to provide our customers with a selection of over 100,000 products from over 1,000 brands and a multitude of advanced technology solutions. We are technology “agnostic,” which we believe better enables us to meet our customers’ evolving IT needs. We have leveraged our scale to provide a high level of customer service and a breadth of technology options, making it easy for customers to do business with us.

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Extensive reach:    We have a large sales organization, providing our vendor partners access to over 250,000 customers. Our extensive reach allows us to provide customers with local, on-site support, while at the same time providing them with the strength and consistency of a large and established organization. We believe this flexibility is particularly important to our customers with multiple geographically-dispersed locations. By engaging with a single IT solutions provider, customers can improve overall efficiency and effectiveness through the use of one set of standards across multiple locations and control costs through centralized purchasing.

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Operational cost efficiencies:    Our scale provides us with operational cost efficiencies across our organization, including purchasing, operations, IT, sales, marketing and other support functions. Our scale also enables us to negotiate volume discounts and other incentives from our vendor partners. We leverage these advantages to provide cost-efficient service to our customers.

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Distribution advantages:    Our scale allows us to maintain two modern distribution centers with sufficient capacity to support future growth. Our distribution capabilities enable us to provide effective and efficient inventory management and configuration services and operate a flexible procurement and fulfillment model, which we believe further distinguishes us from our competitors.

Performance-driven coworker culture

Our steadfast focus on serving our customers and investing in our coworkers has fostered a strong, entrepreneurial “make it happen” culture. Since our founding, we have adhered to a core philosophy known as the Circle of Service, which places the customer at the center of all of our actions. Our compensation structure is a key component of our performance-driven culture, with a significant portion of compensation based on performance. Our senior management’s incentive compensation is based on both market share gains and our overall financial performance, and our account managers’ incentive compensation is based on the gross profit they generate. In addition, we have consistently and cost-effectively invested in our coworkers by providing extensive coworker training, supplying our coworkers with resources that contribute to their success, and offering them career development and advancement opportunities. This consistent focus on customers and coworkers has created a customer-centric, highly engaged coworker base. We believe this philosophy ultimately benefits our customers and fosters long-term customer loyalty.

Large and knowledgeable direct selling organization

We have a large and highly experienced sales force providing multi-brand solutions throughout the U.S. and Canada. Our sales force and service delivery team consists of more than 4,300 coworkers, including more than 2,800 account managers and field sellers. We believe our success is due in part to the strength of our account managers’ dedicated relationships with customers that are developed by frequently calling on existing and new customers, providing advice on products, responding to customer inquiries and developing solutions to our customers’ complex technology needs. In 2012, over half of our gross product sales in the U.S. were generated from account managers who had been with us for more than seven years (based on internal tracking systems and excluding items such as commission revenue, advanced services and delivery charges to our customers), and this percentage has increased significantly since 2009. The deep industry knowledge of our dedicated sales, marketing and support resources within each of our customer channels allows us to understand and solve the unique challenges and evolving IT needs of our customers.

Highly skilled technology specialists and engineers focused on delivering solutions

We have nearly 1,400 highly skilled technology specialists and engineers supporting solutions such as mobility, security, data center optimization, cloud computing, virtualization and collaboration. These individuals bring deep product and solution knowledge and experience to the technology challenges of our customers. We believe our technology specialists and engineers, who work with customers and our sales force to design, select, integrate and manage solutions, are a critical resource and differentiator for us as we seek to continue to expand our offerings of value-added services and solutions. We believe that the knowledge and experience that our technology specialists and engineers bring to our customers’ needs allow us to pursue the expected higher growth opportunities from solutions offerings.

Large and established customer channels

We have five customer channels each accounting for more than $1 billion of our net sales in 2012 that provide us with the scale to offer channel- and industry-specific solutions to our customers. Our specialized sales resources and targeted solutions enable us to better meet our customers’ evolving IT needs. In addition, the diversity of our customer channels provides us multiple avenues for growth and a balanced customer base, which enable us to better weather economic and technology cycles.

Strong, established vendor partner relationships

We believe that our strong vendor partner relationships differentiate us from other technology solutions providers. We are the largest U.S. sales channel partner for many of our vendor partners. We believe this makes us an important extension of their own sales and marketing capabilities, providing them with a cost-effective route to market for their products. We are also able to provide valuable customer feedback to our vendor partners, which allows us to collaborate with our vendor partners to develop solutions to meet our customers’ changing and evolving needs.

Our growth strategies

We believe we are well-positioned for growth and have a multifaceted strategy that builds upon our scale, broad solutions offerings and our important role in delivering value for both our customers and vendor partners. We believe we can further enhance our position as a leading provider of integrated IT solutions and increase our revenues and operating profits by capitalizing on our competitive strengths and executing the following strategies:

Further penetrate core customer markets

We compete in a highly fragmented market and believe this fragmentation presents significant opportunities for us to increase our market share. We intend to maintain our focus on continuing to outpace our competitors in revenue growth in the markets we serve through increased “share of wallet” from existing customers and sales to new customers. We intend to accomplish this objective by:

•	leveraging our existing deep customer relationships to grow customer verticals;

•	continuing to focus on improvements in sales productivity and sales coverage in underpenetrated markets;

•	dedicating additional resources in high growth customer channels; and

•	leveraging our existing relationships with both established and emerging vendor partners.

Continue to expand solution offerings

Our customers increasingly need complex integrated solutions, including solutions involving mobility, security, data center optimization, cloud computing, virtualization and collaboration, all of which are expected to grow at rates faster than the overall U.S. IT market. We offer a broad set of solutions to capture these growth opportunities. We intend to continue to invest resources to expand and deepen the capabilities of our technology specialists and engineers in these solutions, as well as in other technologies as they emerge. We will also continue to evaluate our suite of solutions and expand the range of our solutions as new customer needs emerge. We will continue to seek to identify and develop close, mutually beneficial relationships with both well-established and emerging vendor partners who are likely to be leaders across new technologies.

Expand our services capabilities

As our customers’ needs for integrated solutions grow, we expect increased demand for our value-added services. We plan to continue to invest in resources and training for our technology specialists and services delivery coworkers to provide our customers with the expert advice and experience they need to make the most of their technology expenditures. We believe our services offerings have and will continue to create deeper relationships with our customers and create further opportunities to cross-sell our products.

Our offerings

Our offerings range from discrete hardware and software products and services to complex integrated solutions that include one or more of these elements. We believe our customers increasingly view technology purchases as integrated solutions rather than discrete product and service categories and we estimate that approximately 50% of our net sales in 2012 came from sales of product categories and services typically associated with solutions. Our hardware products include notebooks/mobile devices (including tablets), network communications, enterprise and data storage, video monitors, printers, desktop computers and servers. Our software products include application suites, security, virtualization, operating systems, network management and SaaS offerings. We also provide a full suite of value-added-services, which range from basic installation, warranty and repair services to custom configuration, data center and network implementation services, as well as managed services that include IaaS offerings.

We also offer a variety of integrated solutions, such as:

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Mobility:    We assist our customers with the selection, procurement and integration of mobile security software, hardware devices such as smartphones, tablets and notebooks, and cellular wireless activation systems. We also provide mobile device management applications with policy and security management capabilities across a variety of mobile operating systems and platforms.

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Security:    We assess our customers’ security needs and provide them with threat prevention tools in order to protect their networks, servers and applications, such as anti-virus, anti-spam, content filtering, intrusion prevention, firewall and virtual private network services, and network access control. We also design and implement data loss prevention solutions, using data monitoring and encryption across a wide array of devices to ensure the security of customer information, personal employee information and research and development data.

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Data Center Optimization:    We help our customers evaluate their data centers for convergence and optimization opportunities. Our data center optimization solutions consist of server virtualization, physical server consolidation, data storage management and energy-efficient power and cooling systems.

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Cloud Computing:    Cloud computing is a combination of software and computing delivered on demand as a service. We provide SaaS and IaaS solutions that reside in the public cloud, meaning any person or organization interested in porting applications and resources to an external “public” cloud system can do so. Likewise, we provide similar private cloud-based solutions to our customers that prefer to avoid running their infrastructure on a shared public platform but want to obtain the flexibility, scalability and access offered by cloud computing and collaboration.

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Virtualization:    We design and implement server, storage and desktop virtualization solutions. Virtualization enables our customers to efficiently utilize hardware resources by running multiple, independent, virtual operating systems on a single computer and multiple virtual servers simultaneously on a single server. Virtualization also can separate a desktop environment and associated application software from the hardware device that is used to access it, and provides employees with remote desktop access. Our specialists assist customers with the steps of implementing virtualization solutions, including evaluating network environments, deploying shared storage options and licensing platform software.

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Collaboration:    We provide our customers with communication tools that allow employees to share knowledge, ideas and information among each other and with clients and partners effectively and quickly. Our collaboration solutions unite communications and applications via the integration of products that facilitate the use of multiple enterprise communication methods including email, instant messaging, presence, social media, voice, video, hardware, software and services. We also host cloud-based collaboration solutions.

While we believe customers increasingly view technology purchases as solutions rather than discrete product and service categories, the following table shows our net sales by major category, based upon our internal category classifications:

Years ended December 31,	2012		2011(1)		2010(1)
	Dollars in millions	Percentage of net sales	Dollars in millions	Percentage of net sales	Dollars in millions	Percentage of net sales

Notebooks/Mobile Devices	$1,470.8	14.5%	$1,333.8	13.9%	$1,142.6	13.0%
NetComm Products	1,350.6	13.3	1,241.4	12.9	1,142.0	13.0
Enterprise and Data Storage (Including Drives)	975.1	9.6	916.9	9.5	844.1	9.6
Other Hardware	4,111.1	40.6	4,039.2	42.1	3,783.5	43.0
Software	1,886.6	18.6	1,781.6	18.6	1,621.8	18.4
Services	285.2	2.8	254.6	2.7	214.9	2.4
Other(2)	48.8	0.6	34.9	0.3	52.3	0.6

Total net sales	$10,128.2	100.0%	$9,602.4	100.0%	$8,801.2	100.0%

(1)	Amounts have been reclassified for changes in individual product classifications to conform to the presentation for the year ended December 31, 2012.

(2)	Includes items such as delivery charges to customers and certain commission revenue.

Our customers

We provide integrated IT solutions to more than 250,000 small, medium and large business, government, education and healthcare customers throughout the U.S. and Canada. Sales to the U.S. federal government, which are diversified across multiple agencies and departments, collectively accounted for approximately 10% of our 2012 net sales. However, there are several independent purchasing decision-makers across these agencies and departments. Excluding these sales to the federal government, we are not reliant on any one customer, as our next five largest customers cumulatively comprised approximately 2% of our net sales in 2012.

Competition

The market for technology products and services is highly competitive. Competition is based on the ability to tailor specific solutions to customer needs, quality and breadth of product and service offerings, knowledge and expertise of sales force, customer service, price, product availability, speed of delivery and credit availability. Our competition includes:

•	resellers such as Dimension Data, ePlus, Insight Enterprises, PC Connection, PCM, Presidio, Softchoice, World Wide Technology and many smaller resellers;

•	manufacturers who sell directly to customers, such as Dell, Hewlett-Packard and Apple;

•	e-tailers such as Amazon, Newegg, TigerDirect.com and Buy.com;

•	large service providers and system integrators, such as IBM, Accenture, Hewlett-Packard and Dell; and

•	retailers (including their e-commerce activities) such as Staples, Office Depot and Office Max.

We expect the competitive landscape in which we compete to continue changing as new technologies are developed. While innovation can help our business as it creates new offerings for us to sell, it can also disrupt our business model and create new and stronger competitors. For a discussion of the risks associated with competition, see “Risk factors—Risks related to our business—Substantial competition could reduce our market share and significantly harm our financial performance.”

Marketing

We market the CDW brand to both national and local audiences using a variety of channels that include online, broadcast, print, social and other media. This promotion is supported by integrated communication efforts that target decision-makers, influencers and the general public using a combination of news releases, case studies, media interviews and speaking opportunities. We also market to current and prospective customers through integrated marketing programs that include behaviorally targeted email, print, online media, events and sponsorships, as well as broadcast media.

As a result of our relationships with our vendor partners, a significant portion of our advertising and marketing expenses are reimbursed through cooperative advertising reimbursement programs. These programs are at the discretion of our vendor partners and are typically tied to sales or purchasing volumes or other commitments to be met by us within a specified period of time. We believe that our national scale and analytical techniques that measure the efficacy of our marketing programs differentiate us from our competitors.

Product procurement

We may purchase all or only some of the products that our vendor partners offer for resale to our customers or for inclusion in the solutions we offer. Each vendor partner agreement provides for specific terms and conditions, which may include one or more of the following: product return privileges, price protection policies, purchase discounts and vendor incentive programs, such as purchase or sales rebates and cooperative advertising reimbursements. We also purchase software from major software publishers for resale to our customers or for inclusion in the solutions we offer. Our agreements with software publishers allow the end-user customer to acquire software or licensed products and services.

In addition to purchasing products directly from our vendor partners, we purchase products from wholesale distributors for resale to our customers or for inclusion in the solutions we offer. These wholesale distributors provide logistics management and supply-chain services for us, as well as for our vendor partners. For the year ended December 31, 2012, we purchased 52% of the products we sold as discrete products or as components of a solution directly from our vendor partners and the remaining 48% from wholesale distributors. Purchases from wholesale distributors Ingram Micro, Tech Data and SYNNEX represented 12%, 10% and 9%, respectively, of our total purchases. Sales of products manufactured by Apple, Cisco, EMC, Hewlett-Packard,

Lenovo and Microsoft, whether purchased directly from these vendor partners or from a wholesale distributor, represented in the aggregate 56% of our net sales in 2012. Sales of products manufactured by Hewlett-Packard and Cisco represented 21% and 13%, respectively, of our 2012 net sales.

Information technology systems

We maintain customized IT and unified communication systems that enhance our ability to provide prompt, efficient and expert service to our customers. In addition, these systems enable centralized management of key functions, including purchasing, inventory management, billing and collection of accounts receivable, sales and distribution. Our systems provide us with thorough, detailed and real-time information regarding key aspects of our business. This capability helps us to continuously enhance productivity, ship customer orders quickly and efficiently, respond appropriately to industry changes and provide high levels of customer service. We believe that our websites, which provide electronic order processing and advanced tools, such as order tracking, reporting and asset management, make it easy for customers to transact business with us and ultimately strengthen our customer relationships.

Inventory management

We utilize our IT systems to manage our inventory in a cost-efficient manner, resulting in a rapid-turn inventory model. We generally only stock items that have attained a minimum sales volume.

Our distribution process is highly automated. Once a customer order is received and credit approved, orders are automatically routed to one of our distribution centers for picking and shipping as well as configuration and imaging services. We operate two distribution centers: an approximately 450,000 square foot facility in Vernon Hills, Illinois, and an approximately 513,000 square foot facility in North Las Vegas, Nevada. We ship almost 35 million units annually on an aggregate basis from our two distribution centers. We believe that the location of our distribution centers allows us to efficiently ship products throughout the U.S. and provide timely access to our principal distributors. In addition, in the event of weather-related or other disruptions at one of our distribution centers, we are able to shift order processing and fulfillment from one center to the other quickly and efficiently, enabling us to continue to ship products in a timely manner. We believe that competitive sources of supply are available in substantially all of the product categories we offer. We continue to improve the productivity of our distribution centers as measured by key performance indicators such as units shipped per hour worked and bin accuracy.

We also have drop-shipment arrangements with many of our OEMs and wholesale distributors, which permit us to offer products to our customers without having to take physical delivery at either of our distribution centers. These arrangements generally represent approximately 40% to 50% of total net sales, including approximately 10% to 15% related to electronic delivery for software licenses.

Coworkers

As of March 31, 2013, we employed approximately 6,800 coworkers, none of whom is covered by collective bargaining agreements. We consider our coworker relations to be good.

Properties

As of March 31, 2013, we owned or leased a total of approximately 2.1 million square feet of space throughout the U.S. and Canada. We own two properties: a combined office and an approximately 450,000 square foot distribution center in Vernon Hills, Illinois, and an approximately 513,000 square foot distribution center in North Las Vegas, Nevada. In addition, we conduct sales, services and administrative activities in various leased locations throughout the U.S. and Canada, including data centers in Madison, Wisconsin and Minneapolis, Minnesota.

We believe that our facilities are well maintained, suitable for our business and occupy sufficient space to meet our operating needs. As part of our normal business, we regularly evaluate sales center performance and site suitability. Leases covering our currently occupied leased properties expire at varying dates, generally within the next ten years. We anticipate no difficulty in retaining occupancy through lease renewals, month-to-month occupancy or replacing the leased properties with equivalent properties. We believe that suitable additional or substitute leased properties will be available as required.

Intellectual property

The CDW trademark and certain variations thereon are registered or subject to pending trademark applications in the U.S., Canada and certain other jurisdictions. We believe our trademarks have significant value and are important factors in our marketing programs. In addition, we own registrations for domain names, including cdw.com and cdwg.com, for certain of our primary trademarks. We also have unregistered copyrights in our website content.

Legal proceedings

We are party to various legal proceedings that arise in the ordinary course of our business, which include commercial, intellectual property, employment, tort and other litigation matters. We are also subject to audit by federal, state and local authorities, and by various partners and large customers, including government agencies, relating to purchases and sales under various contracts. In addition, we are subject to indemnification claims under various contracts. From time to time, certain of our customers file voluntary petitions for reorganization or liquidation under the U.S. bankruptcy laws. In such cases, certain pre-petition payments received by us could be considered preference items and subject to return to the bankruptcy administrator.

As of March 31, 2013, we do not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these proceedings and matters, if any, has been incurred. However, the ultimate resolutions of these proceedings and matters are inherently unpredictable. As such, our financial condition and results of operations could be adversely affected in any particular period by the unfavorable resolution of one or more of these proceedings or matters.

Management

Directors and executive officers

Upon the completion of this offering, our directors and executive officers will be:

Name	Age	Position

Thomas E. Richards	58	Chairman, President and Chief Executive Officer, and Director
Dennis G. Berger	48	Senior Vice President and Chief Coworker Services Officer
Neal J. Campbell	51	Senior Vice President and Chief Marketing Officer
Christina M. Corley	45	Senior Vice President—Corporate Sales
Douglas E. Eckrote	49	Senior Vice President—Strategic Solutions and Services
Christine A. Leahy	48	Senior Vice President, General Counsel and Corporate Secretary
Christina V. Rother	49	Senior Vice President—Public and Advanced Technology Sales
Jonathan J. Stevens	43	Senior Vice President—Operations and Chief Information Officer
Matthew A. Troka	43	Senior Vice President—Product and Partner Management
Ann E. Ziegler	55	Senior Vice President and Chief Financial Officer
Steven W. Alesio	59	Director
Barry K. Allen	64	Director
Benjamin D. Chereskin	54	Director
Glenn M. Creamer	51	Director
Michael J. Dominguez	44	Director
Paul J. Finnegan	60	Director
Robin P. Selati	47	Director
Donna F. Zarcone	55	Director

Thomas E. Richards serves as our Chairman, President and Chief Executive Officer, as a member of our board of directors, and as a manager of CDW Holdings and CDW LLC. From October 2011 to December 31, 2012, Mr. Richards served as our Chief Executive Officer. From September 2009 to October 2011, Mr. Richards served as our President and Chief Operating Officer. Prior to joining CDW, Mr. Richards held leadership positions with Qwest Communications, a telecommunications carrier. From 2008 to 2009, he served as Executive Vice President and Chief Operating Officer, where he was responsible for the day-to-day operation and performance of Qwest Communications, and before assuming that role, was the Executive Vice President of the Business Markets Group from 2005 to 2008. Mr. Richards also has served as Chairman and Chief Executive Officer of Clear Communications Corporation and as Executive Vice President of Ameritech Corporation. He currently serves as a board member of Junior Achievement of Chicago, Rush University Medical Center and the University of Pittsburgh. Mr. Richards is also a member of the Economic Club of Chicago and the Executives’ Club of Chicago. Mr. Richards is a graduate of the University of Pittsburgh where he earned a bachelor’s degree and a graduate of Massachusetts Institute of Technology where he earned a Master of Science in Management as a Sloan Fellow. As a result of these and other professional experiences, Mr. Richards possesses particular knowledge and experience in technology industries, strategic planning and leadership of complex organizations that strengthen the board’s collective qualifications, skills and experience.

Dennis G. Berger serves as our Senior Vice President and Chief Coworker Services Officer. Mr. Berger joined CDW in September 2005 as Vice President-Coworker Services. In January 2007,

he was named Senior Vice President and Chief Coworker Services Officer. Mr. Berger is responsible for leading CDW’s programs in coworker learning and development, benefits, compensation, performance management, coworker relations and talent acquisition. Prior to joining CDW, he served as Vice President of Human Resources at PepsiAmericas, a beverage company, from 2002 to 2005. Mr. Berger has also held human resources positions of increasing responsibility at Pepsi Bottling Group, Inc., Pepsico, Inc. and GTE Corporation. Mr. Berger serves on the board of directors of Glenwood Academy, America SCORES Chicago, Anti-Defamation League of Chicago and Skills for Chicagoland’s Future. Mr. Berger is a graduate of Northeastern University where he earned a bachelor’s degree and a graduate of Washington University in St. Louis where he earned a Master of Business Administration.

Neal J. Campbell serves as our Senior Vice President and Chief Marketing Officer. Mr. Campbell joined CDW in January 2011, and is responsible for the strategy and development of CDW’s advertising, public relations, channel marketing, marketing intelligence and research, merchandising, microsites, creative services and direct marketing content, along with relationship marketing, corporate communications and e-commerce initiatives including content development, online marketing and e-procurement. Prior to joining CDW, Mr. Campbell served as Chief Executive Officer of TrafficCast, a provider of real-time and predictive traffic information to Google, Yahoo and others from 2008 to 2011. From 2006 to 2008, he served as Executive Vice President and General Manager—Strategic Marketing and Next Generation Products for ISCO International, a manufacturer of wireless telecommunications components. Mr. Campbell also spent 17 years with Motorola, most recently as Vice President and General Manager, GSM Portfolio Marketing and Planning for the company’s mobile device business. He currently serves as a board member of TrafficCast and Junior Achievement of Chicago, and is on the Executive Advisory Council of Bradley University. Mr. Campbell is a graduate of Bradley University where he earned a bachelor’s degree and a graduate of Northwestern University’s Kellogg School of Management where he earned a Master of Business Administration.

Christina M. Corley serves as our Senior Vice President of Corporate Sales and is responsible for managing all aspects of our corporate sales force, including sales force strategy, structure, goals, operations, revenue generation and training and development. Prior to joining CDW in September 2011, Ms. Corley served as President and Chief Operating Officer of Zones, Inc., a provider of IT products and solutions, from 2006 to 2011. She served as Executive Vice President of Purchasing and Operations for Zones, Inc. from April 2005 to October 2006. She served as President of Corporate PC Source (“CPCS”), a wholly owned subsidiary of Zones, Inc., from March 2003 to April 2005. Prior to its acquisition by Zones, Inc., Ms. Corley served as Chief Executive Officer of CPCS from 1999 to 2003. Ms. Corley began her career in sales and marketing, holding various positions at IBM, Dataflex and VisionTek. Ms. Corley is a graduate of the University of Illinois at Urbana-Champaign where she earned a bachelor’s degree and a graduate of Northwestern University’s Kellogg School of Management where she earned a Master of Business Administration in management and strategy.

Douglas E. Eckrote serves as our Senior Vice President of Strategic Solutions and Services and is responsible for our technology specialist teams focusing on servers and storage, unified communications, security, wireless, power and cooling, networking, software licensing and mobility solutions. He also holds responsibility for CDW Canada, Inc. Mr. Eckrote joined CDW in 1989 as an account manager. Mr. Eckrote was appointed Director of Operations in 1996, Vice President of Operations in 1999 and Senior Vice President of Purchasing in April 2001. In October 2001, he was named Senior Vice President of Purchasing and Operations. He was named Senior Vice President of Operations, Services and Canada in 2006 and assumed his current role in 2009.

Prior to joining CDW, Eckrote worked in outside sales for Arrow Electronics and Cintas Uniform Company. From 2003 to 2009, Mr. Eckrote served on the board of directors of the Make-A-Wish Foundation of Illinois, completing the last two years as board chair, and currently serves on the Make-A-Wish Foundation of America National Chapter Performance Committee. Mr. Eckrote also served on the board of directors of the Center for Enriched Living from 2002-2011, serving as Vice President from 2004-2005, President from 2006-2008, board emeritus from 2009-2011 and currently serves as a trustee. Mr. Eckrote is a graduate of Purdue University where he earned a bachelor’s degree and a graduate of Northwestern University’s Kellogg School of Management where he earned an Executive Master of Business Administration.

Christine A. Leahy serves as our Senior Vice President, General Counsel and Corporate Secretary and is responsible for our legal, corporate governance, enterprise risk management and compliance functions. Ms. Leahy joined CDW in January 2002 as Vice President, General Counsel and Corporate Secretary. In January of 2007, she was named Senior Vice President. Before joining CDW, Ms. Leahy served as a corporate partner in the Chicago office of Sidley Austin LLP where she specialized in corporate governance, securities law, mergers and acquisitions and strategic counseling. Ms. Leahy serves on the board of trustees of Children’s Home and Aid. Ms. Leahy is a graduate of Brown University where she earned a bachelor’s degree and a graduate of Boston College Law School where she earned her Juris Doctor. She also completed the CEO Perspective and Women’s Director Development Programs at Northwestern University’s Kellogg School of Management.

Christina V. Rother serves as our Senior Vice President of Public and Advanced Technology Sales and is responsible for managing all aspects of our public sector and advanced technology sales forces, including sales force strategy, structure, goals, operations, revenue generation and training and development. Ms. Rother joined CDW in 1991 as an account manager. In 2002, she was appointed Vice President for Education and State and Local Sales. In 2005, she was chosen to lead our newly formed healthcare sales team. Beginning in 2006, Ms. Rother has held various positions ranging from Group Vice President of CDW Government LLC, President of CDW Government LLC and Senior Vice President of Sales. In September 2011, Ms. Rother assumed her current role as Senior Vice President of Public and Advanced Technology Sales. Prior to joining CDW, Ms. Rother held a number of sales positions with technology companies including Laser Computers and Price Electronics. Ms. Rother serves on the board of directors of the Make-A-Wish Foundation of Illinois, where she also is a member of the Executive Committee and serves as corporate document officer. Ms. Rother is a graduate of the University of Illinois at Chicago where she earned a bachelor’s degree.

Jonathan J. Stevens serves as our Senior Vice President of Operations and Chief Information Officer. Mr. Stevens joined CDW in June 2001 as Vice President-Information Technology, was named Chief Information Officer in January 2002 and Vice President-International and Chief Information Officer from 2005 until December 2006. In January 2007, he was named Senior Vice President and Chief Information Officer and assumed his current role in November 2009. Mr. Stevens is responsible for the strategic direction of our information technology. Additionally, he holds responsibility for our distribution centers, transportation, facilities, customer relations, operational excellence and the business technology center. Prior to joining CDW, Mr. Stevens served as regional technology director for Avanade, an international technology integration company formed through a joint venture between Microsoft and Accenture from 2000 to 2001. Prior to that, Mr. Stevens was a principal with Microsoft Consulting Services and led an information technology group for a corporate division of AT&T/NCR. He currently serves on the board of directors of SingleWire Software, LLC and Northeast Illinois Council: Boy Scouts of America. Mr. Stevens is a graduate of the University of Dayton where he earned a bachelor’s degree.

Matthew A. Troka serves as our Senior Vice President of Product and Partner Management. Mr. Troka is responsible for managing our relationships with all of our vendor partners. In addition, he directs the day-to-day operations of our purchasing department. Mr. Troka joined CDW in 1992 as an account manager and became a sales manager in 1995. From 1998 to 2001, he served as Corporate Sales Director. From 2001 to 2004, Mr. Troka was Senior Director of Purchasing. From 2004 to 2006, Mr. Troka served as Vice President of Purchasing. From 2006 to 2011, Mr. Troka was Vice President of Product and Partner Management. On March 3, 2011, Mr. Troka was elected Senior Vice President of Product and Partner Management. Mr. Troka serves as a member of the board of directors of Encompass Championship Charities. Mr. Troka is a graduate of the University of Illinois where he earned a bachelor’s degree.

Ann E. Ziegler joined CDW in April 2008 as Senior Vice President and Chief Financial Officer. Prior to joining CDW, Ms. Ziegler spent 15 years at Sara Lee Corporation (“Sara Lee”), a global consumer goods company, in a number of executive roles including finance, mergers and acquisitions, strategy and general management positions in both U.S. and international businesses. Most recently, from 2005 until April 2008, Ms. Ziegler served as Chief Financial Officer and Senior Vice President of Administration for Sara Lee Food and Beverage. Prior to joining Sara Lee, Ms. Ziegler was a corporate attorney at Skadden, Arps, Slate, Meagher & Flom. Ms. Ziegler serves on the board of directors of Hanesbrands, Inc. and The Chicago Shakespeare Theatre. During the previous five years, Ms. Ziegler also served on the board of directors of Unitrin, Inc. Ms. Ziegler is a graduate of The College of William and Mary where she earned a bachelor’s degree and a graduate of the University of Chicago Law School where she earned her Juris Doctor.

Steven W. Alesio will serve as a member of our board of directors upon the completion of this offering. Mr. Alesio currently serves as a manager of CDW Holdings and CDW LLC. Mr. Alesio serves as an Operating Partner at Providence Equity. Prior to joining Providence Equity in December 2010, Mr. Alesio was most recently Chairman of the Board and Chief Executive Officer of Dun & Bradstreet Corporation (“D&B”), a provider of credit information on businesses and corporations. After joining D&B in January 2001 as Senior Vice President, Mr. Alesio served in various senior leadership positions. In May 2002, Mr. Alesio was named President and Chief Operating Officer, and was elected to the board of directors. In January 2005, Mr. Alesio was chosen to be the Chief Executive Officer, and in May of 2005, he became Chairman of the Board, a position he held until his departure in June 2010. Prior to joining D&B, Mr. Alesio spent 19 years with the American Express Company, where he served in marketing and then general management roles. Mr. Alesio serves on the board of directors of Altegrity, Ascend Learning, Blackboard, Study Group and Miller Heiman. During the past five years, Mr. Alesio also served as a director of Genworth Financial, Inc. Mr. Alesio is the founding sponsor and Senior Advisor for the non-profit All Stars Project of New Jersey, which provides outside-of-school leadership development and performance-based education programming to thousands of inner-city young people in Newark and its surrounding communities. Mr. Alesio is a graduate of St. Francis College where he earned a bachelor’s degree and a graduate of University of Pennsylvania’s Wharton School where he earned a Master of Business Administration. As a result of these and other professional experiences, Mr. Alesio possesses particular knowledge and experience in strategic planning and leadership of complex organizations and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

Barry K. Allen will serve as the lead director of our board of directors upon the completion of this offering. Mr. Allen currently serves as a manager of CDW Holdings and CDW LLC and has served as their lead manager since January 1, 2013. Mr. Allen serves as an Operating Partner at Providence Equity. Prior to joining Providence Equity in 2007, Mr. Allen was Executive Vice President of Operations at Qwest Communications International, a telecommunications carrier. Before his retirement from Qwest in June 2007, Mr. Allen was responsible for the company’s network and information technology operations. Prior to being named Executive Vice President of Operations in March 2004, he served as Qwest’s Executive Vice President of Operations and Chief Human Resources Officer. Before joining Qwest in August 2002, Mr. Allen was President of Allen Enterprises, a private equity investment and management company he founded in 2000. Previously, he served as President of Chicago-based Ameritech Corp., where he began his career in 1974 and held a variety of executive appointments including President and Chief Executive Officer of Wisconsin Bell and President and Chief Executive Officer of Illinois Bell. Before starting at Ameritech, Mr. Allen served in the U.S. Army where he reached the rank of Captain. Mr. Allen serves on the board of directors of Harley-Davidson, Inc. (chairman from 2009—2012), Bell Canada Enterprises, the Fiduciary Management family of mutual funds, World Triathlon Corporation and Stream Global Services, Inc. During the past five years, Mr. Allen also served as a director of Telcordia Technologies, Inc. He also has served as a board member of many civic organizations, including the Greater Milwaukee Committee, Junior Achievement of Wisconsin, Children’s Hospital of Wisconsin and United Way in Milwaukee and currently serves as a board member of the Boys and Girls Club of Milwaukee. Mr. Allen is a graduate of the University of Kentucky where he earned a bachelor’s degree and a graduate of Boston University where he earned a Master of Business Administration, with honors. As a result of these and other professional experiences, Mr. Allen possesses particular knowledge and experience in technology industries, strategic planning and leadership of complex organizations, and board practices of other major corporations that make him particularly suited to serve as our lead director and strengthen the board’s collective qualifications, skills and experience.

Benjamin D. Chereskin will serve as a member of our board of directors upon the completion of this offering. Mr. Chereskin currently serves as a manager of CDW Holdings and CDW LLC. Mr. Chereskin is President of Profile Capital Management LLC (“Profile Capital”), an investment management firm. Prior to founding Profile Capital, Mr. Chereskin was a Managing Director of Madison Dearborn, having co-founded the firm in 1992. Prior to the founding of Madison Dearborn, Mr. Chereskin was with First Chicago Venture Capital for nine years. Mr. Chereskin currently serves on the board of directors of Cinemark, Inc. and KIPP-Chicago and on the board of trustees of University of Chicago Medicine. During the previous five years, Mr. Chereskin also served as a director of BF Bolthouse Holdco LLC, Tuesday Morning Corporation and the University of Chicago Laboratory School. Mr. Chereskin is a graduate of Harvard College where he earned a bachelor’s degree and a graduate of the Harvard Graduate School of Business Administration where he earned a Master of Business Administration. As a result of these and other professional experiences, Mr. Chereskin possesses particular knowledge and experience in accounting, finance and capital market transactions, strategic planning and leadership of complex organizations, and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

Glenn M. Creamer will serve as a member of our board of directors upon the completion of this offering. Mr. Creamer currently serves as a manager of CDW Holdings and CDW LLC. Mr. Creamer is a Senior Managing Director of Providence Equity. Prior to joining a predecessor of Providence Equity in 1989, Mr. Creamer was a Vice President of Narragansett Capital, which he joined in 1988.

Mr. Creamer also has worked in investment banking at Merrill Lynch and JPMorgan. Mr. Creamer serves as a director of various non-profit boards, including Catholic Relief Services, Mustard Seed Communities USA and the Rhode Island School of Design Museum. During the previous five years, Mr. Creamer also served as a director of Medical Media Holdings and Telcordia Technologies, Inc. Mr. Creamer is a graduate of Brown University where he earned a bachelor’s degree and a graduate of Harvard Business School where he earned a Master of Business Administration. As a result of these and other professional experiences, Mr. Creamer possesses particular knowledge and experience in accounting, finance and capital market transactions, strategic planning and leadership of complex organizations, and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

Michael J. Dominguez serves as a member of our board of directors and as a manager of CDW Holdings and CDW LLC. Mr. Dominguez is a Managing Director of Providence Equity. Prior to joining Providence Equity in 1998, Mr. Dominguez worked for Salomon Smith Barney in corporate finance. Previously, Mr. Dominguez held positions with Morgan Stanley and was a senior consultant at Andersen Consulting. Currently, Mr. Dominguez also serves on the board of directors of AutoTrader.com, GLM Holdings and ZeniMax Media Inc. During the past five years, Mr. Dominguez also served as a director of Bresnan Communications and Metro-Goldwyn-Mayer Inc. Mr. Dominguez is a graduate of Bucknell University where he earned a bachelor’s degree and a graduate of Harvard Business School where he earned a Master of Business Administration. As a result of these and other professional experiences, Mr. Dominguez possesses particular knowledge and experience in accounting, finance and capital market transactions, strategic planning and leadership of complex organizations, and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

Paul J. Finnegan serves as a member of our board of directors and as a manager of CDW Holdings and CDW LLC. Mr. Finnegan is the Co-CEO of Madison Dearborn and co-founded the firm in 1992. Prior to co-founding Madison Dearborn, Mr. Finnegan was with First Chicago Venture Capital for ten years. Previously, he held a variety of marketing positions in the publishing industry, both in the United States and in Southeast Asia. Mr. Finnegan has more than 29 years of experience in private equity investing with a particular focus on investments in the communications industry. Mr. Finnegan is a member of the board of overseers of Harvard College and past President of the Harvard Alumni Association. He also is a member of the Board of Dean’s Advisors at the Harvard Business School and of the Leadership Council of the Harvard School of Public Health. Mr. Finnegan is a member of the board of directors of the Chicago Council on Global Affairs. He is the Chairman of Teach For America in Chicago, a member of Teach For America’s National Board, and the Chairman of the Community Works Advisory Committee of the Evanston Community Foundation. During the previous five years, Mr. Finnegan also has served as a director for iPlan, LLC, Rural Cellular Corporation, Council Tree Hispanic Broadcasters, LLC and PAETEC Communications, Inc. Mr. Finnegan is a graduate of Harvard College where he earned a bachelor’s degree and a graduate of Harvard Graduate School of Business Administration where he earned a Master of Business Administration. As a result of these and other professional experiences, Mr. Finnegan possesses particular knowledge and experience in accounting, finance and capital market transactions, strategic planning and leadership of complex organizations and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

Robin P. Selati will serve as a member of our board of directors upon the completion of this offering. Mr. Selati currently serves as a manager of CDW Holdings and CDW LLC. Mr. Selati is a

Managing Director of Madison Dearborn and joined the firm in 1993. Before 1993, Mr. Selati was with Alex. Brown & Sons Incorporated. Mr. Selati currently serves on the board of directors of Ruth’s Hospitality Group, Inc., The Yankee Candle Company, Inc. and Things Remembered, Inc. During the previous five years, Mr. Selati also served as a director of BF Bolthouse Holdco LLC, Tuesday Morning Corporation, Carrols Restaurant Group, Inc., Pierre Holding Corp., Family Christian Stores, Inc., NWL Holdings, Inc. and Cinemark, Inc. Mr. Selati is a graduate of Yale University where he earned a bachelor’s degree and a graduate of the Stanford University Graduate School of Business where he earned a Master of Business Administration. As a result of these and other professional experiences, Mr. Selati possesses particular knowledge and experience in accounting, finance and capital market transactions, strategic planning and leadership of complex organizations, and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

Donna F. Zarcone will serve as a member of our board of directors upon the completion of this offering. Ms. Zarcone currently serves as a manager of CDW Holdings and CDW LLC. Ms. Zarcone is the President and Chief Executive Officer of the Economic Club of Chicago, a position she has held since February 2012. From January 2007 to February 2012, she served as the President, CEO and founder of D. F. Zarcone & Associates LLC, a strategy advisory firm. Prior to founding D. F. Zarcone & Associates, Ms. Zarcone was President and Chief Operating Officer of Harley-Davidson Financial Services, Inc., a provider of wholesale and retail financing, credit card and insurance services for dealers and customers of Harley-Davidson. After joining Harley-Davidson Financial Services, Inc. in June 1994 as Vice President and Chief Financial Officer, Ms. Zarcone was named President and Chief Operating Officer in August 1998. Prior to joining Harley-Davidson Financial Services, Inc., Ms. Zarcone served as Executive Vice President, Chief Financial Officer and Treasurer of Chrysler Systems Leasing, Inc. from November 1982 through June 1994 and in various management roles at KPMG/Peat Marwick from May 1979 through November 1982. Ms. Zarcone serves on the board of directors of Cigna Corporation and The Duchossois Group. During the previous five years, Ms. Zarcone also served as a director of The Jones Group Inc. and Wrightwood Capital. She also serves as a board member of various civic and professional organizations, including the University of Chicago Booth School of Business Polsky Center for Entrepreneurship and Hyde Park Angels. Ms. Zarcone is a graduate of Illinois State University where she earned a bachelor’s degree and a graduate of University of Chicago Booth School of Business where she earned a Masters of Business Administration. Ms. Zarcone also is a certified public accountant. As a result of these and other professional experiences, Ms. Zarcone possesses particular knowledge and experience in accounting, finance, strategic planning and leadership of complex organizations, and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

Family relationships

There are no family relationships between any of our executive officers and directors.

Board composition

Our amended and restated certificate of incorporation provides that, subject to any rights applicable to any then outstanding preferred stock, our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. Upon the completion of this offering, our board of directors will consist of nine directors. Subject to any rights applicable to any then outstanding preferred stock, any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by the board of directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur.

Our board of directors will be divided into three classes, with each director serving a three-year term, and one class being elected at each year’s annual meeting of stockholders. Messrs. Alesio and Allen and Ms. Zarcone will serve as Class I directors with an initial term expiring in 2014. Messrs. Chereskin, Creamer and Finnegan will serve as Class II directors with an initial term expiring in 2015. Messrs. Dominguez, Richards and Selati will serve as Class III directors with an initial term expiring in 2016. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our board of directors has affirmatively determined that each director other than Mr. Richards will be an “independent director,” as defined under the rules of the NASDAQ Global Select Market.

Board committees

We currently have an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees reports to the board of directors as they deem appropriate and as the board requests. Prior to the completion of this offering, our board of directors will establish a new audit committee, compensation committee and nominating and corporate governance committee which will replace our current committees. The expected duties and responsibilities of these committees are set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities. Copies of the committee charters discussed below will be available on our corporate website at www.cdw.com upon the completion of this offering. The information on our website is not part of this prospectus.

Audit committee

Our audit committee will be responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the accounting and financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the Securities and Exchange Commission; (6) reviewing and monitoring our accounting principles, accounting policies and financial and accounting controls; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; (8) reviewing and approving or ratifying related person transactions; (9) overseeing our business process assurance function; and (10) reviewing the Company’s compliance and ethics and risk management programs.

Upon the completion of this offering, our audit committee will consist of Ms. Zarcone and Messrs. Chereskin, Dominguez and Selati. We believe that Ms. Zarcone and Mr. Chereskin meet the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 and NASDAQ Global Select Market rules. We believe that Messrs. Dominguez and Selati are not independent for purposes of serving on an audit committee under Rule 10A-3 and NASDAQ Global Select Market Rules because of their relationships with Providence Equity and Madison Dearborn, respectively. Accordingly, we are relying on the phase-in provisions of Rule 10A-3 and NASDAQ Global Select Market rules and plan to have an audit committee comprised solely of independent directors as defined by NASDAQ within one year of our listing. In addition, our board of directors has determined that Ms. Zarcone qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a new written charter for our audit committee, which will be available on our corporate website at www.cdw.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation committee

Our compensation committee will be responsible for, among other matters: (1) reviewing and approving the compensation of our chief executive officer and other executive officers; (2) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; (3) administering our stock plans and other incentive compensation plans and (4) reviewing trends in management compensation.

Upon the completion of this offering, our compensation committee will consist of Messrs. Alesio, Allen, Dominguez and Selati. We believe that each of Messrs. Alesio, Allen, Dominguez and Selati meets the definition of “independent director” under NASDAQ Global Select Market rules. Our board of directors will adopt a new written charter for our compensation committee, which will be available on our corporate website at www.cdw.com upon the completion of this offering. The information on our website is not part of this prospectus.

Nominating and corporate governance committee

Our nominating and corporate governance committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us; (5) reviewing compliance with our code of ethics; (6) reviewing and approving the compensation of our directors and (7) reviewing the performance of, and recommending to our compensation committee the compensation of, our chief executive officer.

Upon the completion of this offering, our nominating and corporate governance committee will consist of Messrs. Allen, Alesio, Chereskin, Creamer, Dominguez, Finnegan and Selati and Ms. Zarcone. We believe that each of Messrs. Allen, Alesio, Chereskin, Creamer, Dominguez, Finnegan and Selati and Ms. Zarcone meets the definition of “independent director” for purposes of serving on a nominating and corporate governance committee under NASDAQ Global Select Market rules. Our board of directors will adopt a new written charter for our nominating and corporate governance committee, which will be available on our corporate website at www.cdw.com upon the completion of this offering. The information on our website is not part of this prospectus.

Risk oversight

Our board of directors, as a whole and through the audit committee, oversees our Enterprise Risk Management (“ERM”) program, which is designed to identify, evaluate and respond to our high priority risks and opportunities. The ERM program facilitates constructive dialog at the senior management and board level to proactively realize opportunities and manage risks. Under the ERM program, management develops a holistic portfolio of enterprise risks by facilitating business and supporting function assessments of strategic, operational, financial reporting and compliance risks, and helps to ensure appropriate response strategies are in place.

Our audit committee is primarily responsible for overseeing our risk management processes on behalf of the full board. Risks and opportunities are considered in business decision-making and as part of our overall business strategy. Our management, including our executive officers, is primarily responsible for managing the risks associated with the operation and business of our company. Senior management provides regular updates to the audit committee and periodic updates to the full board on the ERM program and reports on the identified high priority risks and opportunities.

Code of ethics

We have adopted a code of business conduct and ethics applicable to all coworkers. Additionally, within our code of business conduct and ethics is a financial integrity code of ethics that sets forth an even higher standard applicable to our executives, officers, members of our internal disclosure committee and all managers and above in our finance department. A copy of this code is available on our corporate website at www.cdw.com. If we make any substantive amendments to this code or grant any waiver from a provision to our chief executive officer, principal financial officer or principal accounting officer, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K. The information on our website is not part of this prospectus.

Compensation committee interlocks and insider participation

None of our executive officers has served as a member of the board of directors or compensation committee of another entity that had one or more of its executive officers serving as a member of our board of directors.

Director compensation

See “Executive compensation—Director compensation.”

Executive compensation

Compensation discussion and analysis

Introduction

This compensation discussion and analysis provides an overview of the Company’s executive compensation philosophy and the material elements of compensation earned by our Named Executive Officers with respect to 2012.

Our named executive officers consist of our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers (“Named Executive Officers”). For 2012, the Named Executive Officers were:

•	Thomas E. Richards, Chairman (commencing January 1, 2013), President and Chief Executive Officer
•	John A. Edwardson, Chairman (through December 31, 2012)
•	Ann E. Ziegler, Senior Vice President and Chief Financial Officer
•	Neal J. Campbell, Senior Vice President, Chief Marketing Officer
•	Christina M. Corley, Senior Vice President, Corporate Sales

In the Acquisition on October 12, 2007, we were acquired by a company controlled by investment funds affiliated with the Sponsors. Since the Acquisition, a compensation committee comprised of members appointed by the Sponsors has had responsibility for determining the compensation of our Named Executive Officers. For purposes of this compensation discussion and analysis, the compensation committee is referred to as the “Committee.”

Establishing and evaluating executive compensation

Executive compensation philosophy and objectives

The Committee believes that the Company’s executive compensation program should reward actions and behaviors that drive long-term, profitable revenue growth and the creation of sustainable shareholder value. The Committee seeks to foster these objectives through a compensation system that focuses heavily on variable, performance-based incentives that create a balanced focus on the Company’s short-term and long-term strategic and financial goals. The following objectives are grounded in a pay-for-performance philosophy and provide a framework for the Company’s executive compensation program:

•	Attract, retain and motivate high performing talent;

•	Directly align executive compensation elements with both short-term and long-term Company performance;

•	Align the interests of our executives with those of our stakeholders; and

•	Maximize the efficiency of the program from a tax, accounting, cash flow and share dilution perspective.

Consistent with the Company’s pay-for-performance philosophy and executive compensation program objectives, adjustments to executive compensation levels have historically been based on individual and Company performance with reference to the compensation levels paid to similarly situated executive officers at the Company, as well as market data to provide a perspective on external practices.

Market comparisons

The Committee considers relevant market pay practices when establishing and evaluating executive compensation. In conjunction with market data, the Committee also considers the executive’s overall responsibilities, individual performance against Company goals and leadership impact when establishing appropriate compensation levels.

To obtain a broad view of competitive practices among industry peers and competitors for executive talent, the Committee reviews market data for peer group companies as well as general industry and technology company surveys. Each of the companies in the Company’s 2012 peer group met one or more of the following criteria: (i) operated in the same line of business as the Company; (ii) operated “close” to the Company’s line of business; (iii) operated in a business-to-business distribution environment; or (iv) competed with the Company for talent. The 2012 peer group consisted of the following companies, which were the same companies that were used to evaluate 2011 compensation:

Anixter International, Inc.	Office Depot, Inc.
Arrow Electronics, Inc.	OfficeMax Incorporated
Avaya Inc.	PC Connection Inc.
Best Buy Co., Inc.	RadioShack Corporation
C. R. Bard, Inc.	Staples, Inc.
GTSI Corp.	Tech Data Corporation
Illinois Tool Works Inc.	United Stationers Inc.
Ingram Micro Inc.	W.W. Grainger, Inc.
Insight Enterprises, Inc.	Wesco International, Inc.
NCR Corporation

Aon Hewitt provides competitive data for the peer group utilizing peer group proxy data and its general industry database for the CEO and CFO. For the Senior Vice President, Chief Marketing Officer and Senior Vice President, Corporate Sales for which sufficient peer group data was not available, Aon Hewitt provided revenue size-adjusted competitive data from its general industry database.

In reviewing the compensation levels set for each Named Executive Officer, the Committee supplements the Aon Hewitt peer group data with data taken from technology industry surveys prepared by Radford, a leading provider of compensation market data. While the Radford surveys include information regarding over 1,000 companies, the Committee’s use of the surveys was limited to a review of U.S. compensation data derived from technology companies in the surveys that had annual revenues in excess of $3.0 billion. The Committee also reviewed, depending on the availability of data within the Radford surveys for the position being considered, market data derived from between 16 and 31 of the technology companies included in the surveys, which companies had median annual revenues of between $5.2 billion and $9.2 billion. In reviewing the size-adjusted data from the Aon Hewitt general industry database and the Radford database, the Committee does not review the specific companies included in the databases.

For Mr. Richards, the peer group was the primary market data source for evaluating 2012 base salary and annual cash incentive award opportunity, given the availability of chief executive officer compensation data in public filings, with the compensation survey data providing a supplemental viewpoint. For the other Named Executive Officers other than Mr. Edwardson, the Committee reviewed blended market data when evaluating the 2012 base salary and annual cash incentive awards, with the peer group data and compensation survey data weighted equally. The Committee did not undertake a 2012 market review of Mr. Edwardson’s compensation as his compensation levels were set pursuant to the terms of his 2011 employment agreement. For purposes of this compensation discussion and analysis, the peer group data and compensation survey data are collectively referred to as “market data.”

In determining Mr. Richards’ 2012 long-term incentive award, the Committee took into consideration Mr. Richards’ successful performance since assuming the position of Chief Executive Officer, the fact that Mr. Richards did not receive an additional long-term incentive award at the time he assumed the position of Chief Executive Officer as well as long-term incentive compensation market data compiled by the Committee’s independent compensation consultant, Frederic W. Cook & Co (the “Compensation Consultant”). For purposes of Mr. Richards’ 2012 long-term incentive award, the Committee did not view publicly traded peer group long-term incentive grant practices as being relevant at the time given the Company’s private equity ownership and illiquid stock. Therefore, the Compensation Consultant’s study did not focus on the grant date value of long-term incentive awards among peers, but rather focused on the potential ownership opportunities (i.e., carried interest levels, expressed as both a percentage ownership in the company as well as a dollar value) for chief executive officers at companies with private equity ownership that recently became publicly listed through an initial public offering. The peer group used for this purpose consisted of the following companies:

Air Lease Corporation	Kayak Software Corporation
Allison Transmission Holdings, Inc.	MRC Global Inc.
Dunkin’ Brands Group, Inc.	Nielsen Holdings N.V.
Freescale Semiconductor, Ltd.	Vantiv, Inc.
GNC Holdings, Inc.	Wesco Aircraft Holdings, Inc.
HCA Holdings, Inc.

Since the Acquisition, the Company has continued to utilize the peer group established prior to the Acquisition. As our business model has evolved following the Acquisition to that of a multi-brand technology solutions provider, in 2012, the Committee felt it appropriate to perform a holistic review of the Company’s historical peer group with the assistance of the Compensation Consultant. Based on this review, the Committee approved changes to the Company’s current peer group selection criteria to include companies that met one or more of the following criteria: (i) similar size in terms of revenue and/or enterprise value (one-third to three times the Company’s revenue or enterprise value); (ii) operates in a business-to-business distribution environment; (iii) members of the technology industry; (iv) similar customers (i.e., business, government, healthcare, and education); (v) companies that provide services and/or solutions; and (vi) similar EBITDA and gross margins. As a result, the Committee approved the peer group set forth below to be used for 2013 compensation decisions. Based on data compiled by the Compensation Consultant at the time of the peer group review, our revenues and EBITDA were between the median and 75th percentile of the revised peer group:

Accenture plc*	Insight Enterprises, Inc.
Anixter International, Inc.	Owens & Minor, Inc.*
Arrow Electronics, Inc.	Patterson Companies, Inc.*
Avnet, Inc.*	SYNNEX Corporation*
CGI Group Inc.*	United Stationers Inc.
Genuine Parts Company*	W.W. Grainger, Inc.
Henry Schein, Inc.*	Wesco International, Inc.

*	Companies added to the Company’s peer group.

The following companies were deleted from the Company’s peer group due to differences in size and/or differences in business model: Avaya Inc.; Best Buy Co., Inc.; C.R. Bard, Inc., GTSI Corp.; Illinois Tool Works, Inc.; Ingram Micro Inc.; NCR Corporation; Office Depot, Inc.; OfficeMax Incorporated; PC Connection Inc.; RadioShack Corporation; Staples, Inc. and Tech Data Corporation.

Independent compensation consultant

As noted above, Frederic W. Cook & Co. was retained by the Committee in 2012 to advise on executive compensation matters. The Compensation Consultant did not provide any additional services to the Company in 2012.

Role of executive officers

The Committee is responsible for all compensation decisions for our Named Executive Officers. Mr. Richards reviewed the performance of each executive officer and, based on these reviews, made recommendations to the Committee with respect to 2012 compensation.

Elements of compensation

The Company’s 2012 executive compensation program consisted of the following principal elements:

•	Base salary;
•	Annual cash incentive awards (the Senior Management Incentive Plan); and
•	Long-term incentive awards.

Base salary

The Committee generally sets base salaries for executives, including the Named Executive Officers, below the market median of salaries for executives in similar positions and with similar responsibilities at companies included in the market data. Aligned with our compensation philosophy, a large proportion of executives’ total target cash compensation is non-fixed, or variable, to provide a strong connection between pay and performance. Accordingly, in 2012, the base salaries for Mr. Richards and Mr. Edwardson were 40% of each of their respective total target cash compensation levels, and the base salaries for the other Named Executive Officers ranged from 31% to 50% of their total target cash compensation.

For 2012, the Committee did not increase the base salary levels from those set for 2011 for the Named Executive Officers. In accordance with the terms of Mr. Edwardson’s employment agreement, Mr. Edwardson’s base salary was reduced over the course of 2012 in connection with his eventual retirement from the Company. For the base salaries paid to the Named Executive Officers during 2012, see the “2012 summary compensation table” and for a description of Mr. Edwardson’s base salary, see “Narrative to summary compensation table and grants of plan-based awards table.”

Annual cash incentive awards (Senior Management Incentive Plan)

CDW provides its senior management with short-term incentive compensation through its annual cash bonus program, the Senior Management Incentive Plan (“SMIP”). Short-term compensation under SMIP is a significant component of an executive’s total target cash compensation opportunity in a given year.

The total target cash compensation opportunity for an executive is generally set so that target compensation varies above or below market median rates based on whether the Company outperforms or underperforms market growth rate expectations. Because the Named Executive Officer base salary levels historically have been below the median market rate, the Committee uses an above-median target SMIP opportunity to bring targeted total cash compensation within the median range. For 2012, the Committee did not increase the SMIP target award levels from those set for 2011 for the Named Executive Officers. For 2012, Mr. Richards and Mr. Edwardson’s SMIP target awards represented 60% of their respective total target cash compensation levels, and the SMIP target awards for our other Named Executive Officers ranged from 50% to 69% of their respective total target cash compensation.

In establishing annual performance goals under SMIP, the Committee undertakes a rigorous review and analysis to establish performance goals that correlate to above-market performance, as measured by industry surveys and financial information from publicly traded resellers and publicly traded technology distributors and/or manufacturers. Factors considered by the Committee in establishing the performance goals include market growth rate expectations and Company market share gain expectations, as well as assumptions regarding the Company’s productivity gains and investments.

The Committee believed that a combination of Adjusted EBITDA and market share performance was the most meaningful measure of the Company’s 2012 performance for its stakeholders because together they take into account not only the Company’s absolute performance but also performance relative to the market. Adjusted EBITDA is a non-GAAP financial measure. See “Management’s discussion and analysis of financial condition and results of operations” for further information regarding the calculation of Adjusted EBITDA as well as a reconciliation of Adjusted EBITDA to net income.

For 2012, the Committee determined that no SMIP payments would be provided unless annual Adjusted EBITDA met or exceeded 2011 actual Adjusted EBITDA and set the annual Adjusted EBITDA performance goal at $781.8 million, which represented a 9% increase over 2011 actual Adjusted EBITDA. Consistent with the 2011 SMIP design, the Committee also included a market share factor as a mechanism to adjust payments under SMIP. In operation, therefore, payment of awards under SMIP for performance during 2012 was guided by three principles:

•	Target payout requires growth above market growth rate expectations;
•	Threshold payout requires performance at or above prior year level; and
•	The market share governor reduces payouts if the Company loses market share.

The SMIP payout curve had a payout range from 0% to 200% of each participant’s target SMIP award for performance between 91.7% and 115% of the Adjusted EBITDA goal, with different levels of payout for increased or constant/decreased market share, and no payout if the Company failed to achieve 2011 actual Adjusted EBITDA. The threshold, target and maximum payout opportunities under the SMIP payout curve are set forth below:

	Adjusted EBITDA performance goal	Market share governor(2)
Payout opportunity(1)	(% of attainment of performance goal)	Grow (% of target bonus)	Flat/Decline (% of target bonus)

Maximum	115.0%	200%	180%
Adjusted EBITDA Performance Goal	100.0%	100%	90%
Minimum Performance Threshold	91.7%	25%	15%

(1)	Payouts were determined under a grid based on various performance achievement levels for Adjusted EBITDA and market share changes.

(2)	Market share changes were measured internally based on data from seven industry surveys and reports and, based on the availability of data, financial information regarding four publicly traded resellers and four publicly traded technology distributors and/or manufacturers.

In 2012, the Committee determined that the Company had achieved 98.1% of its Adjusted EBITDA performance goal and, after assessing the market share results as described in footnote (2) above, determined that the Company’s market share grew, resulting in a payout percentage of 75% of each Named Executive Officer’s bonus target. The table below sets forth the SMIP payouts to each of the Named Executive Officers based upon 2012 performance:

Named executive officer	SMIP bonus target	Calculated SMIP payout

Thomas E. Richards	$1,162,500	$871,875
John A. Edwardson	$812,500	$609,375
Ann E. Ziegler	$700,000	$525,000
Neal J. Campbell	$275,000	$206,250
Christina M. Corley	$275,000	$206,250

Long-term incentive program

The Sponsors believe that members of senior management should hold a personally significant interest in the equity of the Company to align their interests and the interests of our stakeholders. As described below, the Sponsors implemented their management investment philosophy by requiring members of senior management to invest in the Company and by establishing a “profits-interest program.” “Profits-interest programs” are common practice in portfolio companies of private equity firms and allow participants to share in increases in the equity value of the Company. Consistent with practices among similarly situated private equity financed companies, we typically provide named executive officers with an initial long-term incentive grant upon hire. This initial grant is generally expected to cover a multi-year period; however, executives may be provided an additional long-term incentive grant upon promotion, to reward sustained performance, or to provide for internal parity among similarly situated executives at the Company. To further support the Company’s long-term objectives, we also provide Restricted Debt Unit awards, which are a deferred compensation vehicle.

A Units

The Sponsors’ investment in the Company is held in the form of Class A Common Units of CDW Holdings (“A Units”). Mr. Richards, Ms. Ziegler and each of our current Named Executive Officers who were with the Company at the time of the Acquisition were required to invest in A Units of CDW Holdings. Because A Units represent investment of personal funds by the executives, they are not subject to a vesting requirement.

In connection with this offering, CDW Holdings will distribute all of its shares of our common stock to its existing members in accordance with their respective membership interests. Shares of our common stock distributed to holders of A Units will not be subject to a vesting requirement. See “Certain transactions” for more information.

B Unit program

The Company granted Class B Common Units of CDW Holdings (“B Units”) to each of our current Named Executive Officers who was with the Company at the time of the Acquisition and in connection with the hiring of Named Executive Officers following the Acquisition. The Committee has the authority to grant B Units to new members of senior management and additional B Units to current members of senior management. A Units and B Units each represent an equity interest in CDW Holdings; however, the B Unit grants have what is called a “participation threshold” based on the value assigned to an A Unit at the time of the B Unit grant. The B Units only share in equity appreciation above the participation threshold. This places the B Unit grants in a secondary position to the A Units in that in any event in which the equity is valued and paid out, holders of the B Unit grants are paid only if an amount at least equal to the participation threshold has first been allocated to the A Units. The A Units and the B Unit grants share equally in valuation amounts, if any, above the participation threshold.

Based on an evaluation of Mr. Richards’ successful performance since assuming the position of Chief Executive Officer, the fact that Mr. Richards did not receive an additional long-term incentive award at the time he assumed the position of Chief Executive Officer and the compensation market data discussed above under “Establishing and evaluating executive compensation—Market comparisons,” in 2012, the Committee granted Mr. Richards 10,000 B Units. Other than the grant to Mr. Richards, the Committee did not authorize the grant of any additional B Units to any of the other Named Executive Officers in 2012.

For additional information about the B Units granted to Mr. Richards in 2012, see the narrative accompanying the “Grants of plan-based awards table,” the table entitled “2012 outstanding equity awards at fiscal year-end” and the “2012 units vested table” below.

In connection with this offering, CDW Holdings will distribute all of its shares of our common stock to its existing members in accordance with their respective membership interests. Pursuant to the terms of the CDW Holdings limited liability company agreement, common stock received by holders of B Units in connection with the distribution will be subject to any vesting provisions currently applicable to any such holder’s B Units and the shares of common stock that are subject to vesting will be issued in the form of restricted stock under the 2013 LTIP. Pursuant to and as required by the terms of the unitholders agreement, a limited number of holders of B Units with a participation threshold in excess of $0.01 will receive stock options under the 2013 LTIP in connection with the distribution exercisable for a number of shares of our common stock that, when added to the number of shares of our common stock that will be received by such holder with respect to such holder’s B Units in the distribution, will preserve each such holder’s fully diluted equity ownership percentage after taking into account all stock issuances in such distribution (but subject to dilution for shares issued by us in this offering) at an exercise price equal to the price per share that our common stock is being offered to the public in this offering. Such stock options will contain the same remaining vesting terms (if any) as may be in effect with respect to such B Units held by such holder upon the completion of this offering and have a term equal to ten years minus the number of years such B Units have been outstanding. The restricted stock and stock options will be issued without additional consideration from the holder. See “Certain transactions” for more information.

RDU Plan

In 2010, our board of directors adopted the Restricted Debt Unit Plan (the “RDU Plan”) which was designed to retain key leaders and focus them on driving the long-term success of the Company. The RDU Plan is an unfunded nonqualified deferred compensation plan. Participants in the RDU Plan receive Restricted Debt Units (“RDUs”) that entitle the participant to a proportionate share of payments under the RDU Plan, determined by dividing the number of RDUs held by the participant by 28,500, which is the total number of RDUs available under the RDU Plan. Each RDU represents $1,000 of face value of the Senior Subordinated Notes.

The RDUs are designed to track two components of the Senior Subordinated Notes, a principal component and an interest component. However, the participants have no rights to the underlying debt. The total amount of compensation available under the RDU Plan is based on these two components. The principal component credits the RDU Plan with an amount equal to $28.5 million face value of the Senior Subordinated Notes (the “debt pool”). Participants vest daily in the principal component during employment on a pro rata basis over the period commencing January 1, 2012 (or, if later, the date of hire or the date of a subsequent RDU grant) through December 31, 2014, unless accelerated as discussed in the “2012 potential payments upon termination or change in control” section. Payment of the principal component on a participant’s vested RDUs under the RDU Plan will be made to participants on October 12, 2017, unless accelerated due to a sale of the Company. The interest component credits the RDU Plan with amounts equal to the interest that would have been earned on the debt pool from March 10, 2010 (or, if later, the date of hire or the date of a subsequent RDU grant) through maturity (October 12, 2017). Under the original terms of the RDU Plan, interest amounts for 2010 and 2011 were deferred until 2012, and thereafter, subject to certain exceptions, interest amounts were to be paid to participants semi-annually on the interest payment dates.

In 2012, Mr. Campbell and Ms. Corley each received 400 RDUs. The Committee set the size of Mr. Campbell’s and Ms. Corley’s awards at levels to increase the retentive element of each executive’s compensation package and to bring the number of RDUs held by each executive in line with the number of RDUs held by similarly situated executive officers of the Company. In 2012, other than the grants to Mr. Campbell and Ms. Corley, the Committee did not authorize the grant of any additional RDUs to any of the Named Executive Officers.

As discussed above in “Use of proceeds,” we intend to use a portion of the proceeds from this offering together with the Incremental Borrowings to redeem $324.0 million of the Senior Subordinated Notes. In connection with this offering and the redemption of such Senior Subordinated Notes, we have amended the RDU Plan to increase the retentive value of the plan. In accordance with the original terms of the RDU Plan, the principal component of the RDUs will convert to a cash-denominated pool upon the redemption of the Senior Subordinated Notes and continue to vest on a daily basis and to become payable to participants on October 12, 2017, unless payment is accelerated due to a sale of the Company. The redemption of the Senior Subordinated Notes will also, per the terms of the RDU Plan, result in holders of RDUs being credited with an additional amount equal to the amount of the prepayment premium that would have been paid on an equivalent amount of Senior Subordinated Notes under the terms of the indenture related to such notes. This additional amount will, like principal, be paid to holders of RDUs on October 12, 2017.

However, as allowed under the original terms of the RDU Plan, the accrual of interest credits on the RDUs will cease after the redemption of the Senior Subordinated Notes. Instead, the Committee intends to give participants the opportunity to share on a pro rata basis in cash retention pools that will be payable to participants who satisfy certain continuing-employment requirements. The aggregate amount of the cash retention pools was determined based on the amount of interest component credits that would have been allocated to the RDUs under the original terms of the RDU plan if the Senior Subordinated Notes had not been redeemed.

For additional information regarding the operation of the RDU Plan in 2012 and the RDUs granted to the Named Executive Officers, see the narrative accompanying the “2012 non-qualified deferred compensation” table and the “2012 potential payments upon termination or change in control” section.

Severance benefits

The Company’s employment arrangements with each of the Named Executive Officers provide for payments and other benefits in connection with certain qualifying terminations of employment with the Company. The Committee believes that these severance benefits: (i) help secure the continued employment and dedication of the Named Executive Officers; (ii) enhance the Company’s value to a potential acquirer because the Named Executive Officers have noncompetition, nonsolicitation and confidentiality provisions that apply after any termination of employment, including after a change in control of the Company; and (iii) are important as a recruitment and retention device, as many of the companies with which we compete for executive talent have similar agreements in place for their senior management.

Additional information regarding the employment arrangements with each of the Named Executive Officers, including a quantification of benefits that would have been received by each Named Executive Officer had his or her employment terminated on December 31, 2012, is provided under “2012 potential payments upon termination or change in control.”

Other benefits

Our Named Executive Officers participate in the Company’s corporate-wide benefit programs. Our Named Executive Officers are offered benefits that are commensurate with the benefits provided to all full-time CDW coworkers, which includes participation in the Company’s qualified defined contribution plan. Consistent with the Company’s performance-based culture, the Company does not offer a service-based defined benefit pension plan or other similar benefits to its coworkers. Similarly, the Company does not provide nonqualified retirement programs or perquisites that are often provided at other companies to the Named Executive Officers.

2013 Long-Term Incentive Plan

We have adopted the 2013 Long-Term Incentive Plan (the “2013 LTIP”). The purposes of the 2013 LTIP are to align the interests of our stockholders and those eligible for awards, to retain officers,

directors, employees, and other service providers, and to encourage them to act in our long term best interests. Our 2013 LTIP provides for the grant of incentive stock options, within the meaning of Internal Revenue Code Section 422, nonqualified stock options, stock appreciation rights, restricted stock (including the 3,798,508 shares of restricted stock we expect to grant in substitution for unvested B Units in connection with this offering), restricted stock units, bonus stock and performance awards. Officers, directors, employees, consultants, agents and independent contractors who provide services to us or to any subsidiary of ours are eligible to receive such awards. The material terms of the 2013 LTIP are as follows:

•

Stock Subject to the Plan. The maximum aggregate number of shares that may be issued under the 2013 LTIP is 11,700,000 shares of our common stock in addition to the 3,798,508 shares of restricted stock we expect to grant in substitution for unvested B Units in connection with this offering. To the extent a stock option or other stock award granted under the 2013 LTIP (other than any substitute award) expires or otherwise terminates without having been exercised or paid in full, or is settled in cash, the shares subject to such awards will become available for future grant or sale under the 2013 LTIP. In addition, to the extent shares are withheld to satisfy a participant’s tax withholding obligation upon the exercise or settlement of any award (other than any substitute award) or to pay the exercise price of a stock option, such shares will become available for future grant or sale under the 2013 LTIP.

•

Plan Administration. Our Compensation Committee will administer the 2013 LTIP. Our board of directors has the authority to amend and modify the plan, subject to any stockholder approval required by law or stock exchange rules. Subject to the terms of our 2013 LTIP, our Compensation Committee will have the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, the number of shares subject to an award, and any performance goals applicable to grants made under the 2013 LTIP. The committee also will have the authority, subject to the terms of the 2013 LTIP, to construe and interpret the 2013 LTIP and awards, and amend outstanding awards at any time.

•

Stock Options and Stock Appreciation Rights. Our Compensation Committee may grant incentive stock options, nonqualified stock options, and stock appreciation rights under our 2013 LTIP, provided that incentive stock options are granted only to employees. The exercise price of stock options and stock appreciation rights under the 2013 LTIP will be fixed by the committee, but must equal at least 100% of the fair market value of our common stock on the date of grant. The term of an option or stock appreciation right may not exceed ten years; provided, however, that an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years, and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of our 2013 LTIP, the committee will determine the remaining terms of the options and stock appreciation rights (e.g., vesting). Upon a participant’s termination of service, the participant may exercise his or her option or stock appreciation right, to the extent vested (unless the committee permits otherwise), as specified in the award agreement.

•

Stock Awards. Our Compensation Committee will decide at the time of grant whether an award will be in restricted stock, restricted stock units, or bonus stock. The committee will determine the number of shares subject to the award, vesting, and the nature of any performance measures. Unless otherwise specified in the award agreement, the recipient of restricted stock will have voting rights and be entitled to receive dividends with respect to his or her shares of restricted stock. The recipient of restricted stock units will not have voting rights, but his or her award agreement may provide for the receipt of dividend equivalents.

•

Performance Awards. Our Compensation Committee will determine the value of any performance award, the vesting and nature of the performance measures, and whether the award is denominated or settled in cash or in shares of our common stock. The performance goals applicable to a particular award will be determined by our Compensation Committee at the time of grant. The performance measures will include one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures: the attainment by a share of common stock of a specified fair market value for a specified period of time; increase in stockholder value; earnings per share; return on or net assets; return on equity; return on investments; return on capital or invested capital; total stockholder return; earnings or income of the company before or after taxes and/or interest; EBITDA; EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, efficiency, and acquisitions or divestitures, or any combination of the foregoing. Each goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies (or a combination of such past and current performance). Performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders’ equity, shares outstanding, assets or net assets, sales, or any combination thereof. Our Compensation Committee may provide for the performance measures or other terms and conditions of an outstanding award to be adjusted in recognition of unusual, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles.

•

Dividends and Dividend Equivalents. Our Compensation Committee in its sole discretion may provide that holders of awards will be entitled to dividends or dividend equivalents, on such terms and conditions as may be determined by our Compensation Committee in its sole discretion; provided that no dividend equivalents will be payable with respect to outstanding (i) stock options or stock appreciation rights or (ii) unearned performance compensation awards or other unearned awards subject to performance conditions (although dividend equivalents may be accumulated in respect of unearned awards and paid after such awards are earned).

•

Transferability of Awards. The 2013 LTIP does not allow awards to be transferred other than by will or the laws of inheritance following the participant’s death, and such options may be exercised, during the lifetime of the participant, only by the participant. However, an award agreement may permit a participant to assign an award to a family member by gift or pursuant to a domestic relations order, or to a trust, family limited partnership or similar entity established for one of the participant’s family members. A participant may also designate a beneficiary who will receive outstanding awards upon the participant’s death.

•

Certain Adjustments. If any change is made in our common stock subject to the 2013 LTIP, or subject to any award agreement thereunder, without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made in the number, class, and price of shares subject to each outstanding award and the numerical share limits contained in the plan.

•

Change in Control. Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in the 2013 LTIP), our board of directors may, in its discretion, determine whether some or all outstanding options and stock appreciation rights will become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and restricted stock unit awards will lapse in full or in part and whether the performance measures applicable to some or all outstanding awards will be deemed to be satisfied. Our board of directors may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our shares of common stock subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder, to be immediately cancelled by us, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares of stock.

•

Plan Termination and Amendment. Our board of directors has the authority to amend, suspend, or terminate the 2013 LTIP, subject to any requirement of stockholder approval required by law or stock exchange rules. Our 2013 LTIP will terminate on the ten-year anniversary of its approval by our board of directors, unless we terminate it earlier.

•

New Plan Benefits. In connection with this offering, pursuant to the terms of the CDW Holdings limited liability company agreement and as required by the terms of the unitholders agreement, certain officers will receive shares of restricted stock in exchange for unvested B Units and, in limited cases where necessary to preserve such officer’s fully diluted equity ownership percentage, stock options at an exercise price equal to the price per share that our common stock is being offered to the public in this offering. See “Certain transactions” for more information. All officers, directors, employees, consultants, agents and independent contractors are eligible for consideration to participate in the 2013 LTIP.

CDW Corporation 2013 Senior Management Incentive Plan

We have established the CDW Corporation 2013 Senior Management Incentive Plan (the “2013 SMIP”) to assist us in attracting, motivating and retaining officers and other senior managers who have significant responsibility for our growth and long-term success by providing incentive awards that ensure a strong pay-for-performance linkage for such officers and senior managers. The material terms of the 2013 SMIP are as follows:

•

Administration. The 2013 SMIP will be administered by our Compensation Committee. The Compensation Committee will have the authority to select the persons who are granted awards under the 2013 SMIP, to determine the time when awards will be granted, to determine whether objectives and conditions for earning awards have been met, to determine whether awards will be paid at the end of the award period or deferred, and to determine whether an award or payment of an award should be reduced or eliminated. The Compensation Committee, as it deems necessary, may delegate its responsibilities for administering the 2013 SMIP to our executives.

•

Eligible Participants. Our officers and senior managers will be eligible to participate in the 2013 SMIP. Our Compensation Committee, in its discretion, will approve the officers and senior managers to whom awards may from time to time be granted under the 2013 SMIP.

•	Award Types. The 2013 SMIP will provide cash award opportunities for eligible participants on an annual basis.

•

Performance Targets. Under the 2013 SMIP, the performance goals applicable to a particular award will be determined by the Compensation Committee at the time of grant. The performance goals applicable to a particular award will be determined by our Compensation Committee at the time of grant. The performance measures will include one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures: the attainment by a share of common stock of a specified fair market value for a specified period of time; increase in stockholder value; earnings per share; return on or net assets; return on equity; return on investments; return on capital or invested capital; total stockholder return; earnings or income of the company before or after taxes and/or interest; EBITDA; EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, efficiency, and acquisitions or divestitures, or any combination of the foregoing. Each goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies (or a combination of such past and current performance). Performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders’ equity, shares outstanding, assets or net assets, sales, or any combination thereof. Our Compensation Committee may provide for the performance measures or other terms and conditions of an outstanding award to be adjusted in recognition of unusual, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles.

•

Certain Adjustments. The Compensation Committee may provide that the performance targets or the manner in which performance will be measured against the performance targets will be adjusted in such a manner as it deems appropriate, including, without limitation, any adjustments to reflect the impact of specified corporate transactions (such as a stock split or stock dividend), accounting or tax law changes and other extraordinary or nonrecurring events.

•	Plan Term. The 2013 SMIP will continue in effect until terminated by our board of directors.

CDW Corporation Coworker Stock Purchase Plan

We have adopted the CDW Corporation Coworker Stock Purchase Plan (the “Purchase Plan”), which is summarized below.

Generally, all of our employees (including those of our consolidated subsidiaries, other than those subsidiaries excluded from participation by our board of directors or Compensation Committee) who have been employed for at least 90 days are eligible to participate in the Purchase Plan. The Purchase Plan permits employees to purchase our common stock through payroll deductions during quarterly offerings periods, with the first offering period beginning January 1, 2014. Participants may authorize payroll deductions of a specific percentage of compensation between 1% and 15%, with such deductions being accumulated for quarterly purchase periods beginning on the first business day of each offering period and ending on the last business day of each offering period. Under the terms of the Purchase Plan, the purchase price per share will equal 95% of the fair market value of a share of our common stock on the last business day of each offering period, although the Compensation Committee has discretion to change the purchase price with respect to future offering periods. No employee may participate in an offering period if the employee owns 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries. No participant may purchase more than 1,250 shares of common stock during any offering period.

1,700,000 shares of our common stock, subject to adjustment for stock splits, stock dividends or other changes in our capital stock, have been reserved for issuance under the Purchase Plan.

The Purchase Plan will be administered by the Compensation Committee or a designee of the Compensation Committee. The Purchase Plan may be amended by our board of directors or the Compensation Committee but may not be amended without prior stockholder approval to the extent required by Section 423 of the Code.

CDW Senior Management Incentive Plan

As noted in the Compensation Discussion and Analysis, we provide our senior management with short-term incentive compensation through the Senior Management Incentive Plan, which was amended and restated effective January 1, 2010 (the “2010 SMIP”). The 2010 SMIP is administered by the Compensation Committee. Under the terms of the 2010 SMIP, certain officers and senior managers of the Company and its subsidiaries and affiliates are eligible to receive annual incentive awards, payable based on the attainment of specified performance measures within the annual incentive period and subject to a maximum annual award limit of $3,000,000 per participant. Awards may be settled in cash, shares of our common stock (including restricted shares), nonqualified stock options or any combination of the foregoing, as determined by the Compensation Committee.

For 2013, participants in the 2010 SMIP, including each of the Company’s Named Executive Officers, are eligible to receive an annual cash incentive award based on the Company’s Adjusted EBITDA and market share performance during 2013. No further grants or awards will be made under 2010 SMIP following the consummation of this offering. Annual cash incentive awards thereafter will be granted instead under the 2013 SMIP.

2012 Summary compensation table

The following table provides information regarding the compensation earned during the last three fiscal years by our current Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers, whom we collectively refer to as our “Named Executive Officers.”

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Stock awards ($)(2)	Option awards ($)	Non-equity incentive plan compensation ($)(3)	Non-qualified deferred compensation earnings ($)(4)	All other compensation ($)(5)	Total ($)

Thomas E. Richards	2012	775,000	—	1,190,000	—	871,875	374,747	5,984	3,217,606
Chairman, President and Chief Executive Officer	2011	715,865	—	—	—	1,725,370	374,747	5,180	2,821,162
	2010	700,000	—	2,238,960	—	1,995,000	296,561	5,130,000	10,360,521

John A. Edwardson	2012	539,423	—	—	—	609,375	—	5,984	1,154,782
Former Chairman	2011	825,000	—	8,220,865	—	2,080,000	—	5,180	11,131,045
	2010	825,000	—	4,191,657	—	2,470,000	—	—	7,486,657

Ann E. Ziegler	2012	320,000	—	—	—	525,000	229,012	5,984	1,079,996
Senior Vice President and Chief Financial Officer	2011	320,000	—	—	—	1,120,000	229,012	5,180	1,674,192
	2010	320,000	—	628,429	—	1,340,000	181,232	3,135,000	5,604,661

Neal J. Campbell	2012	275,000	—	—	—	206,250	53,570	404,484	939,304
Senior Vice President Chief Marketing Officer	2011	248,558	—	695,783	—	412,274	27,353	400,000	1,783,968

Christina M. Corley	2012	275,000	—	—	—	206,250	43,830	402,942	928,022
Senior Vice President, Corporate Sales	2011	69,153	78,400	797,316		116,932	7,711	400,000	1,469,512

(1)	Salary. Mr. Edwardson retired as the Company’s Chief Executive Officer on October 1, 2011 and retired as the Company’s Chairman on December 31, 2012. In accordance with the terms of Mr. Edwardson’s employment agreement, Mr. Edwardson’s base salary was reduced over the course of 2012 in connection with his eventual retirement from the Company. Mr. Richards was elected to the position of President and Chief Executive Officer on October 1, 2011 and to the position of Chairman on January 1, 2013. Mr. Campbell and Ms. Corley each joined the Company during 2011.

(2)	Stock awards. The amounts reported represent the grant date fair value of B Units calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation (“FASB ASC Topic 718”). The amount reported in 2012 for Mr. Richards represents the aggregate grant date fair value of B Units granted in 2012. Mr. Richards’ B Units vest daily on a pro rata basis over a five year period commencing on the date of grant. The amount reported in 2011 for Mr. Edwardson represents the incremental fair value associated with the 2011 modification of Mr. Edwardson’s outstanding B Unit awards in connection with his retirement as Chief Executive Officer. The amounts reported in 2011 for Mr. Campbell and Ms. Corley represent the aggregate grant date fair value of B Units granted in 2011. For 2010, the amounts reported represent the aggregate grant date fair value of B Units granted in 2010 and the incremental fair value associated with the 2010 modification of the B Unit program. See Note 11 to the Audited Financial Statements for a discussion of the relevant assumptions used in calculating these amounts. Please see the compensation discussion and analysis for further information regarding the 2012 B Unit grant to Mr. Richards.

(3)	Non-equity incentive plan compensation. For 2012, the amounts reported represent cash awards to the Named Executive Officers under the SMIP. Please see the compensation discussion and analysis for further information regarding the 2012 SMIP.

(4)	Nonqualified deferred compensation earnings. Pursuant to SEC disclosure rules, the amounts reported represent the portion of the interest credited under the RDU Plan that exceeds 120% of the applicable federal long-term rate. Please see the compensation discussion and analysis for further information regarding the RDU Plan.

(5)	All other compensation. For 2012, “All Other Compensation” consists of (i) the RDU grant valued at $400,000 that Mr. Campbell and Ms. Corley each received during 2012 and (ii) matching and profit sharing contributions to the 401(k) accounts of each of the Named Executive Officers. For 2011, “All Other Compensation” consists of (i) the value of RDUs that Mr. Campbell and Ms. Corley received during 2011 and (ii) profit sharing contributions to the 401(k) accounts of Messrs. Richards and Edwardson and Ms. Ziegler. For 2010, “All Other Compensation” for Mr. Richards and Ms. Ziegler consists of the value of RDUs that each received during 2010. The RDU value reported is calculated by multiplying the number of RDUs received by $1,000, the face amount of an RDU. Because the amounts reported represent the face amount of the unvested RDUs, these amounts may not correspond to the actual value that will be recognized by the Named Executive Officer.

2012 Grants of plan-based awards table

The following table provides information regarding the possible payouts to our Named Executive Officers in 2012 under the SMIP and the 2012 grant of B Units to Mr. Richards.

		Estimated possible payouts under non-equity incentive plan awards(1)			Estimated possible payouts under equity incentive plan awards			All other stock awards: number of units(#)(2)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($)	Grant date fair value of stock and option awards ($)(3)
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)

Thomas E. Richards	—	174,375	1,162,500	2,325,000	—	—	—	—	—	—	—
	12/12/12	—	—	—	—	—	—	10,000	—	—	1,190,000

John A. Edwardson	—	121,875	812,500	1,625,000	—	—	—	—	—	—	—

Ann E. Ziegler	—	105,000	700,000	1,400,000	—	—	—	—	—	—	—

Neal J. Campbell	—	41,250	275,000	550,000	—	—	—	—	—	—	—

Christina M. Corley	—	41,250	275,000	550,000	—	—	—	—	—	—	—

(1)	These amounts represent threshold, target and maximum cash award levels set in 2012 under the SMIP. The amount actually earned by each Named Executive Officer is reported as Non-Equity Incentive Plan Compensation in the 2012 Summary Compensation Table.

(2)	The amount reported for Mr. Richards represents B Units granted in 2012 under the Company’s 2007 Incentive Equity Plan. These B Units vest daily on a pro rata basis over a five year period commencing on the date of grant. The per unit participation threshold for Mr. Richards’ B Unit grant equals $859.00, representing the fair market value of an A Unit on the date of the grant, as determined by our board of directors, based in part on a contemporaneous valuation of the A Units conducted by an independent third party.

(3)	The amount reported in this column represents the grant date fair value of the 2012 B Unit grant to Mr. Richards, as computed in accordance with FASB ASC 718. See Note 11 to the Audited Financial Statements for a discussion of the relevant assumptions used in calculating these amounts.

Narrative to summary compensation table and grants of plan-based awards table

Employment agreements and arrangements

In connection with Mr. Richards’ election to the position of Chief Executive Officer, on June 30, 2011, the Board approved the terms of an amended and restated compensation protection agreement with Mr. Richards, which became effective October 1, 2011. Mr. Richards’ amended compensation protection agreement provides for, among other items, (i) an annual base salary of $775,000 subject to merit increases, (ii) an annual incentive bonus target of 150% of Mr. Richards’ annual base salary and (iii) severance benefits for qualifying terminations of employment. Please see the “2012 potential payments upon termination or change in control” section for a discussion of Mr. Richards’ severance arrangements.

In connection with Mr. Edwardson’s retirement as Chief Executive Officer of the Company and Mr. Edwardson’s continued service as the Company’s Chairman, in 2011, the board approved the terms of an amended and restated employment agreement with Mr. Edwardson (the “Amended Employment Agreement”). The Amended Employment Agreement with Mr. Edwardson became effective on October 1, 2011 and continued through December 31, 2012. Over the duration of the Amended Employment Agreement, Mr. Edwardson’s base salary was reduced to reflect the annualized amounts as set forth below, which resulted in Mr. Edwardson receiving base salary of approximately $540,000 with respect to 2012.

Period	Base salary (per annum)

10/1/2011 through 3/31/2012	$825,000
4/1/2012 through 6/30/2012	$618,750
7/1/2012 through 9/30/2012	$412,500
10/1/2012 through 12/31/2012	$206,250

The Company has severance arrangements with respect to each Named Executive Officer that provide for payments and other benefits upon a qualifying termination of the Named Executive Officer. The terms of the Company’s severance arrangements are described in “2012 potential payments upon termination or change in control.”

SMIP

Please see the compensation discussion and analysis for further information regarding the operation of the SMIP.

Class B common units

As noted in the compensation discussion and analysis, in 2012, the Committee granted to Mr. Richards 10,000 B Units. The B Unit program is a profits-interest compensation program that was designed to permit holders of B Units to share in the increase in the equity value of the Company above a pre-defined value for the A Units. For the 2012 B Unit grant to Mr. Richards that per unit pre-defined value, or “participation threshold,” equals $859.00.

The B Units vest daily on a pro rata basis over a five year period commencing on the date of grant if, and only if, the executive is, and has been, continuously employed by the Company or any of its subsidiaries, serving as a manager or director of the Company or its subsidiaries, or providing services to the Company or any of its subsidiaries as an advisor or consultant. Immediately prior to a sale of the Company, all unvested B Units shall immediately vest if the executive is, and has been, continuously employed by or providing services to the Company or its subsidiaries as of the date of the transaction.

Please see the compensation discussion and analysis for further information regarding the 2012 B Unit grant to Mr. Richards.

RDU Plan

Please see the compensation discussion and analysis and Nonqualified Deferred Compensation section for further information regarding the operation of the RDU Plan.

2012 Outstanding equity awards at fiscal year-end

The following table summarizes the number and market value of unvested equity awards held by each Named Executive Officer on December 31, 2012.

Name	Number of units that have not vested(1)	Market value of units that have not vested(2)

Thomas E. Richards	17,350	$6,407,303
John A. Edwardson(3)	24,867	$21,360,307
Ann E. Ziegler	3,481	$2,990,443
Neal J. Campbell	3,047	$1,203,500
Christina M. Corley	3,916	$1,045,620

(1)	Amounts reported in this column represent the number of unvested B Units held by each Named Executive Officer as of December 31, 2012. For Mr. Richards, his 2012 grant of 10,000 B Units vests daily on a pro rata basis over a five year period commencing on December 12, 2012 and his remaining B Units vest daily on a pro rata basis over a five year period commencing on January 1, 2010. For Mr. Edwardson and Ms. Ziegler, the B Units vest daily on a pro rata basis over a five year period commencing on January 1, 2010. For Mr. Campbell and Ms. Corley, the B Units vest daily on a pro rata basis over a five year period commencing on March 10, 2011 and September 26, 2011, respectively.

(2)	Following the Acquisition, the Company’s equity ceased to be publicly traded and, therefore, there is no ascertainable public market value for the B Units. The market value reported in this table is based upon a valuation analysis of the “fair market value” (as defined in our applicable equity documents) of total Company equity performed on a semi-annual basis.

(3)	Under the terms of Mr. Edwardson’s B Unit agreement, Mr. Edwardson’s B units will continue to vest following his retirement in accordance with the vesting schedule set forth in his original agreement (through December 31, 2014).

2012 Units vested table

The following table summarizes the number and market value of equity awards held by each Named Executive Officer that vested during 2012.

Name	Number of units acquired on vesting(1)	Value realized on vesting(2)

Thomas E. Richards	3,849	$3,212,429
John A. Edwardson	12,467	$10,709,414
Ann E. Ziegler	1,745	$1,499,318
Neal J. Campbell	958	$378,420
Christina M. Corley	1,051	$280,570

(1)	Amounts reported in this column represent the number of the Named Executive Officer’s B Units that vested during 2012. These B Units remain subject to transfer restrictions pursuant to the terms of the B Unit agreements.

(2)	Following the Acquisition, the Company’s equity ceased to be publicly traded and, therefore, there is no ascertainable public market value for the B Units. The market value reported in this table is based upon a valuation analysis of the “fair market value” (as defined in our applicable equity documents) of total Company equity performed on a semi-annual basis.

Non-qualified deferred compensation

As noted in the compensation discussion and analysis, the Company maintains the RDU Plan, an unfunded nonqualified deferred compensation plan that is designed to retain key leaders and focus them on driving the long-term success of the Company. Participants in the RDU Plan received RDUs that entitle the participant to a proportionate share of payments under the RDU Plan, determined by dividing the number of RDUs held by the participant by 28,500, which is the total number of RDUs available under the RDU Plan. Each RDU represents $1,000 of face value of the Senior Subordinated Notes.

The RDUs are designed to track two components of the Senior Subordinated Notes, a principal component and an interest component. However, participants have no rights to the underlying debt. The total amount of compensation available under the RDU Plan is based on these two components. The principal component credits the RDU Plan with an amount equal to $28.5 million face value of the Senior Subordinated Notes (the “debt pool”). Participants vest daily in the principal component during employment on a pro rata basis over the period commencing January 1, 2012 (or, if later, the date of hire or the date of a subsequent RDU grant) through December 31, 2014, unless accelerated as discussed in the “2012 potential payments upon termination or change in control” section. Payment of the principal component under the RDU Plan will be made to participants on October 12, 2017, unless accelerated as discussed in the “2012 potential payments upon termination or change in control” section. The interest component credits the RDU Plan with amounts equal to the interest that would have been earned on the debt pool from March 10, 2010 (or, if later, the date of hire or the date of a subsequent RDU grant) through maturity (October 12, 2017). Payment of the interest component was originally scheduled to be paid to participants semi-annually on April 15 and October 15, unless accelerated in connection with the sale of the Company as discussed in the “2012 potential payments upon termination or change in control” section. As discussed in the Compensation Discussion and Analysis, in connection with this offering, the Company amended the RDU Plan to give participants the opportunity to share on a pro rata basis in cash retention pools that will be payable to participants who satisfy certain continuing employment requirements.

The principal and interest accrued on unallocated RDUs under the RDU Plan as of December 31, 2014 will be allocated to participants who are employed as of such date on a pro rata basis according to the number of RDUs held by each such participant compared to the total debt pool, unless accelerated as discussed in the “2012 potential payments upon termination or change in control” section. Any RDUs allocated to participants on December 31, 2014 will be fully vested. Such principal and interest components allocated to each participant shall be paid on October 12, 2017, unless accelerated as discussed in the “2012 potential payments upon termination or change in control” section.

See “2012 potential payments upon termination or change in control” below for a discussion of the treatment of the RDUs upon certain terminations of employment or a sale of the Company.

2012 Non-qualified deferred compensation table

The following table provides information regarding the RDU Plan.

Name	Executive contributions in last fiscal year($)	Registrant company contributions in last fiscal year($)(1)	Aggregate earnings in last fiscal year ($)(2)	Aggregate withdrawals / distributions ($)(3)	Aggregate balance at last fiscal year-end($)(4)

Thomas E. Richards	—	—	643,046	1,663,773	5,265,754
John A. Edwardson	—	—	—	—	—
Ann E. Ziegler	—	—	392,972	1,016,750	3,217,961
Neal J. Campbell	—	400,000	91,923	117,690	821,170
Christina M. Corley	—	400,000	75,210	67,271	821,170

(1)	The amounts reported in this column represent the number of RDUs that Mr. Campbell and Ms. Corley received during 2012 multiplied by $1,000, the face amount of an RDU. Please see the narrative above for a description of the principal component of the RDU Plan. These amounts are included in the “All Other Compensation” column in the 2012 Summary Compensation Table. Participants in the RDU Plan vest in the principal component on a pro rata basis over the period commencing January 1, 2012 (or, if later, the date of hire or the date of a subsequent RDU grant) through December 31, 2014, subject to earlier vesting in the event of certain qualifying terminations of employment or a sale of the Company.

(2)	The amounts reported in this column represent interest earned by the Named Executive Officers during 2012 under the RDU Plan. Please see the narrative above for a description of the interest component of the RDU Plan. (This is different than the portion of the interest credited that is above the applicable long-term federal rate, which is included in the “Nonqualified Deferred Compensation Earnings” column in the 2012 Summary Compensation Table.)

(3)	Represents the portion of the interest component that was paid to the Named Executive Officers during 2012. Participants in the RDU Plan became vested in the interest payments that accrued under the RDU Plan from March 10, 2010 (or, if later, the date of hire or the date of a subsequent RDU grant) through December 31, 2011 on December 31, 2011. Such accrued interest payments were paid to participants in January 2012. Commencing January 1, 2012, the interest component is paid to participants semi-annually on April 15 and October 15.

(4)	The amounts reported in this column represent each Named Executive Officer’s balance in the RDU Plan.

2012 Potential payments upon termination or change in control

Mr. Richards is a party to a compensation protection agreement that provides for certain severance benefits upon a qualifying termination of employment. In addition, in connection with the Acquisition, Ms. Ziegler entered into a compensation protection agreement that sets forth her severance arrangement (together, with Mr. Richards’ compensation protection agreement, the “Compensation Protection Agreements”). The Company also has an Amended Employment Agreement with Mr. Edwardson, which provided for certain severance benefits upon a qualifying termination of employment occurring on or prior to December 31, 2012. The remaining Named Executive Officers participate in a compensation protection plan that provides for severance benefits upon a qualifying termination of employment (“Compensation Protection Plan”). Each Named Executive Officer, other than Mr. Edwardson, is a participant in the RDU Plan and each Named Executive Officer is a participant in the Company’s B Unit program, both of which provide for accelerated vesting of RDUs or B Units, as applicable, upon certain termination events or a sale of the Company.

A description of the material terms of each of the employment arrangements, the RDU Plan and B Unit program as well as estimates of the payments and benefits each Named Executive Officer would receive upon a termination of employment or sale of the Company, are set forth below. The estimates have been calculated assuming a termination date on December 31, 2012, an estimated market value of the Company’s B Units based upon a valuation analysis of the “fair market value” (as defined in our applicable equity documents) of total Company equity performed on a semi-annual basis and the $1,000 face amount of an RDU. The amounts reported below are only estimates and actual payments and benefits to be paid upon a termination of a Named Executive Officer’s employment with the Company or sale of the Company under these arrangements can only be determined at the time of termination or sale of the Company.

All of the Named Executive Officers are bound by noncompetition agreements with the Company. Under his amended and restated employment agreement, Mr. Edwardson is bound by noncompetition and nonsolicitation provisions that apply through December 31, 2016 and confidentiality provisions that apply for an unlimited period of time following any termination of his employment. The remaining Named Executive Officers are bound by noncompetition and nonsolicitation provisions that apply for a period of twelve months (in the case of the Compensation Protection Plan or for executives who are parties to Compensation Protection Agreements if such executive is not eligible to receive severance under the terms of such agreement) or eighteen months (if the Named Executive Officer is eligible for severance under the terms of a Compensation Protection Agreement) following any termination of employment and confidentiality provisions that apply for an unlimited period of time following any termination of employment. The noncompetition period under the B Unit agreements is 18 months for each executive who is a party to a Compensation Protection Agreement and 12 months for each executive who participates in the Compensation Protection Plan.

Employment agreement with John A. Edwardson

Mr. Edwardson’s Amended Employment Agreement provided for payments and other benefits in connection with the termination of his employment with the Company on or prior to December 31, 2012. Under Mr. Edwardson’s Amended Employment Agreement, if Mr. Edwardson’s employment was terminated due to Mr. Edwardson’s death or disability, Mr. Edwardson or his estate, as applicable, would be entitled to receive the following payments and benefits: (1) accrued base salary through the date of termination of employment; (2) the amount of any SMIP bonus earned and payable, but not yet paid, for the fiscal year prior to the year in which Mr. Edwardson’s termination of employment occurred; (3) any earned and unpaid portion of the SMIP bonus target determined as of the last day of the fiscal year in which Mr. Edwardson’s termination of employment occurred, prorated from the first day in such fiscal year through the date of Mr. Edwardson’s termination of employment; and (4) any employee benefits to which Mr. Edwardson was otherwise entitled. In addition, in the case of Mr. Edwardson’s termination due to death or disability, Mr. Edwardson’s Class B Common Unit Grant Agreement provided for the immediate vesting of the additional portion of his outstanding B Units that would vest over a period of one year from Mr. Edwardson’s termination of employment. If Mr. Edwardson’s employment was terminated by the Company for “cause” or by Mr. Edwardson without “good reason,” as defined in his Amended Employment Agreement, Mr. Edwardson would be entitled to receive the benefits described in (1), (2) and (4) above. If Mr. Edwardson’s employment was terminated by the Company without “cause” or by Mr. Edwardson for “good reason,” Mr. Edwardson would be entitled to receive the payments and benefits described in (1) through (4) above and a lump sum payment of two times the sum of his base salary plus his average annual incentive bonus for the last three full fiscal years. Under the Amended Employment Agreement, upon Mr. Edwardson’s retirement or if Mr. Edwardson’s employment was terminated by the Company without “cause,” by Mr. Edwardson for “good reason” or due to disability, Mr. Edwardson would receive, in addition to the payments and benefits outlined set forth above with respect to the applicable qualifying termination of employment, continuation of medical, dental and vision insurance until he becomes eligible for Medicare benefits, and full COBRA rights for his eligible dependents once he becomes eligible for Medicare benefits or, if earlier, upon his death. Mr. Edwardson became eligible for the continuation of medical, dental and vision benefits following his December 31, 2012 retirement as Chairman. Mr. Edwardson did not receive any other severance benefits upon his retirement.

Compensation protection arrangements

For purposes of determining severance benefits under the Named Executive Officers’ compensation protection arrangements, a qualifying termination means termination of the Named Executive Officer’s employment (1) by the Company other than (A) for “cause,” (B) the Named Executive Officer’s death or (C) the Named Executive Officer’s disability, or (2) for a Named Executive Officer who is a party to a Compensation Protection Agreement, by the Named Executive Officer for “good reason.”

If the employment of a Named Executive Officer other than Mr. Edwardson is terminated for any reason other than a qualifying termination of employment, the Named Executive Officer is entitled to receive his or her “accrued obligations.” Accrued obligations include the following: (1) accrued and unpaid base salary; (2) any SMIP bonus, deferred compensation and other cash compensation accrued by the Named Executive Officer to the extent not paid as of the date of termination; and (3) vacation pay, expense reimbursements and other cash entitlements accrued by the Named Executive Officer to the extent not paid as of the date of termination.

If the employment of a Named Executive Officer other than Mr. Edwardson is terminated due to the Named Executive Officer’s death or disability, the Named Executive Officer or his or her estate, as applicable, is entitled to receive the following payments under his or her compensation protection arrangement: (1) accrued obligations as defined above and (2) for executives who are parties to Compensation Protection Agreements, an annual incentive bonus (based on the target bonus under the Company’s SMIP), prorated through the effective date of the Named Executive Officer’s termination of employment.

If the employment of a Named Executive Officer other than Mr. Edwardson is terminated due to a qualifying termination, the Named Executive Officer is entitled to receive the following payments and benefits under his or her compensation protection arrangement: (1) accrued obligations as defined above; (2) the portion of the unpaid SMIP bonus that the Named Executive Officer would have received had he or she remained employed by the Company for the full year in which the termination occurs, based on actual performance and prorated through the date of termination; (3) continuation in accordance with the Company’s regular payroll practices of a multiple of the Named Executive Officer’s base salary; (4) payment of a multiple of the Named Executive Officer’s SMIP bonus that would have been earned had the Named Executive Officer remained employed by the Company for the full year in which the termination occurs, based on actual performance; (5) continuation of certain health and welfare benefits for the number of years specified in the Named Executive Officer’s compensation protection arrangement or if earlier, the date that the Named Executive Officer became eligible for each such type of insurance coverage from a subsequent employer (provided, however, that if the Company is unable to provide such continuation benefits to the Named Executive Officer, the Company will instead provide a cash payment that, after payment of applicable taxes, is sufficient to purchase comparable benefits); and (6) outplacement services of up to $20,000. The multiple to be applied in determining severance payments and health and welfare continuation coverage is one for Named Executive Officers who participate in the Compensation Protection Plan and two for Named Executive Officers who are parties to Compensation Protection Agreements. The receipt of all of the payments and benefits above, except payment of accrued obligations, is conditioned upon the Named Executive Officer’s execution of a general release agreement in which he or she waives all claims that he or she might have against the Company and certain associated individuals and entities.

If the employment of Mr. Richards is terminated for any reason other than a termination by the Company for Cause (as defined in his Compensation Protection Agreement), upon the expiration of any continued medical coverage period under his Compensation Protection Agreement and the COBRA continuation coverage period, Mr. Richards and his spouse are entitled to continued access to the Company’s medical plan until each becomes eligible for Medicare (or the earlier occurrence of another event specified in his Compensation Protection Agreement), with the full cost of such continued access to be paid by Mr. Richards.

If the payments and benefits to a Named Executive Officer under his or her respective employment agreement or Compensation Protection Agreement would subject the Named Executive Officer to the excise tax imposed by Section 4999 of the Internal Revenue Code, the Named Executive Officer would be entitled to receive a tax reimbursement, unless the Named Executive Officer’s net after-tax benefit resulting from such tax reimbursement, as compared to a reduction of such payments and benefits so that no excise tax is incurred, is less than $100,000. The foregoing tax reimbursement is applicable only in the case of the Company’s first change in control following its initial public offering.

RDU Plan

As noted in the compensation discussion and analysis and narrative to the “2012 non-qualified deferred compensation” table, the Company maintains the RDU Plan. Upon a qualifying termination of employment under a Compensation Protection Agreement, the participant will vest in the RDUs through the date of termination, determined as if the vesting schedule had been five year daily vesting commencing on January 1, 2010. For participants in the RDU Plan, in the event of death or disability, the participant will vest in an additional 20% of the RDUs (i.e., one year of vesting on a five year daily vesting schedule). With respect to the interest component of the RDU Plan, a participant receives interest payments, payable at the same time and same rate as other RDU participants, with respect to vested and unvested RDUs through the date of termination of employment and, following a termination of employment, will receive interest payments with respect to vested RDUs only.

All outstanding RDUs become vested upon a sale of the Company and participants will receive unpaid interest through the date of such sale of the Company. In addition, upon a sale of the Company, the Company is required to pay the same change in control payment, equal to 1% of the debt pool, as it would be required to pay noteholders under the indenture governing the Senior Subordinated Notes. The change in control payment, as well as the principal and interest portion of the debt pool not yet allocated as of the date of the sale of the Company, will be allocated to participants who are employed as of such date on a pro rata basis according to the number of RDUs held by each participant compared to the total debt pool.

B Units

Except as described below with respect to Mr. Edwardson, there is no acceleration or continuation of vesting of the B Units for terminations other than on account of a Named Executive Officer’s death or disability. In the case of termination due to the Named Executive Officer’s death or disability, each Named Executive Officer’s Class B Common Unit Grant Agreement provides for the immediate vesting of the additional portion of his or her outstanding B Units that would vest over a period of one year from such Named Executive Officer’s termination of employment. All outstanding unvested B Units would immediately vest upon a sale of the Company under the Class B Common Unit Grant Agreements entered into with each Named Executive Officer. On June 30, 2011, the board approved the terms of a Class B Common Unit Grant Agreement modification letter with Mr. Edwardson. The modification letter provides that Mr. Edwardson’s unvested B Units will continue to vest through 2014 following his retirement from the Company.

For purposes of the RDU Plan and B Unit program, a sale of the Company means the acquisition by any person or group of (1) at least 51% of the equity securities of the Company entitled to vote to elect members of the board or (2) all or substantially all of the Company’s assets determined on a consolidated basis. An initial public offering does not constitute a sale of the Company.

Potential payments upon a qualifying termination of employment(1)

Name	Severance payment ($)(2)	Pro rata actual bonus payment ($)(3)	Value of Class B common units ($)(4)	Value of accelerated RDUs ($)(5)	Welfare benefits ($)(6)	Outplacement ($)(7)	Aggregate payments ($)

Thomas E. Richards	3,293,750	871,875	—	1,366,003	15,252	20,000	5,566,880
John A. Edwardson	3,852,083	609,375	21,360,307	—	5,767	—	25,827,532
Ann E. Ziegler	1,690,000	525,000	—	834,780	11,863	20,000	3,081,643
Neal J. Campbell	481,250	206,250	—	—	8,400	20,000	715,900
Christina M. Corley	481,250	206,250	—	—	10,588	20,000	718,088

(1)	A qualifying termination means termination of the Named Executive Officer’s employment (1) by the Company other than (A) for “cause,” (B) the Named Executive Officer’s death or (C) the Named Executive Officer’s disability, or (2) for a Named Executive Officer who is a party to a Compensation Protection Agreement, by the Named Executive Officer for “good reason.” As noted previously, Mr. Edwardson was eligible to receive severance benefits for a qualifying termination of employment on or prior to December 31, 2012. Mr. Edwardson is no longer eligible to receive the severance payments set forth in this table.

(2)	Except as otherwise noted, amounts reported in this column represent a multiple of the sum of (i) the Named Executive Officer’s base salary and (ii) the Named Executive Officer’s annual incentive bonus target for 2012 multiplied by the 2012 SMIP payout percentage of 75%. For Mr. Edwardson, the bonus component of his severance payment is determined under his employment agreement based upon the average of the annual incentive bonus amounts earned for the last three full fiscal years. The multiple is one times for the Named Executive Officers who participate in the Compensation Protection Plan and two times for Mr. Edwardson and the Named Executive Officers who are parties to Compensation Protection Agreements.

(3)	Under the Named Executive Officers’ respective agreements, the Named Executive Officers are entitled to a pro rata bonus based on the Company’s actual performance for the year in which termination occurs. The amount reported in this column represents the annual bonus earned by each Named Executive Officer during 2012. This amount is also reported in the 2012 Summary Compensation Table as 2012 compensation.

(4)	Pursuant to the terms of the B Unit agreements, the B Units do not accelerate upon a termination of employment other than a termination of employment due to the death or disability of the Named Executive Officer, as described below. Although Mr. Edwardson’s unvested B Units do not accelerate upon a qualifying termination of employment, Mr. Edwardson’s unvested B Units will continue to vest following his retirement, in accordance with the vesting schedule set forth in his original grant agreement (through 2014). The amount reported for Mr. Edwardson represents the value of the B Units that will continue to vest through December 31, 2014. The B Unit value reported in this table is based upon a valuation analysis of the “fair market value” (as defined in our applicable equity documents) of total Company equity performed on a semi-annual basis.

(5)	Pursuant to the terms of the RDU Plan, upon a qualifying termination of employment under a Compensation Protection Agreement, the participant will vest in the RDUs through the date of termination, determined as if the vesting schedule had been five year daily commencing on January 1, 2010. The amounts reported in the table represent the number of RDUs that would vest upon the qualifying termination of employment on December 31, 2012 under a Compensation Protection Agreement multiplied by the $1,000 face amount of an RDU. Following a termination of employment, the Named Executive Officer will continue to receive interest earned subsequent to 2012 with respect to the RDUs that vested in connection with his or her qualifying termination of employment.

(6)	Represents the estimated value of continued welfare benefits that all Named Executive Officers would be entitled to receive upon a qualifying termination of employment.

(7)	Represents the maximum value of outplacement services that all Named Executive Officers, except for Mr. Edwardson, would be entitled to receive.

Potential payments upon death or disability table

Name	Severance payment ($)	Pro rata actual bonus payment ($)(1)	Value of accelerated Class B common units ($)(2)	Value of accelerated RDUs ($)(3)	Aggregate payments ($)

Thomas E. Richards	—	871,875	3,205,407	1,026,000	5,103,282
John A. Edwardson	—	609,375	10,686,006	—	11,295,381
Ann E. Ziegler	—	525,000	1,496,041	627,000	2,648,041
Neal J. Campbell	—	206,250	377,800	160,000	744,050
Christina M. Corley	—	206,250	280,110	160,000	646,360

(1)	Under the Compensation Protection Agreements, the Named Executive Officers are entitled to a pro rata bonus based on target or, in the case of Mr. Edwardson, actual performance for the year in which termination occurs. Named Executive Officers subject to the Compensation Protection Plan are not eligible to receive a pro rata bonus in the event of death or disability prior to December 31, 2012; however, each executive’s full SMIP bonus is included in this column because each executive satisfied the employment through December 31, 2012 requirement under the SMIP. The amount reported in this column represents the annual bonus earned by each Named Executive Officer during 2012. This amount is also reported in the 2012 Summary Compensation Table as 2012 compensation.

(2)	Represents the value of B Units, equal to the amount that would vest over a period of one year, in the event of a termination of employment due to death or disability on December 31, 2012. The B Unit value reported in this table is based upon a valuation analysis of the “fair market value” (as defined in our applicable equity documents) of total Company equity performed on a semi-annual basis.

(3)	Pursuant to the terms of the RDU Plan, in the event of the participant’s death or disability, the participant will vest in an additional 20% of the RDUs (i.e., one year of vesting on a five year daily vesting schedule). The amounts reported in the table represent the number of RDUs that would vest upon a termination due to death or disability on December 31, 2012 multiplied by the $1,000 face amount of an RDU. Following a termination of employment, the Named Executive Officer will continue to receive interest earned subsequent to 2012 with respect to the RDUs that vested in connection with his or her termination of employment due to death or disability.

Potential payments upon a change in control

Name	Severance payment ($)	Pro rata actual bonus payment ($)	Value of accelerated Class B common units ($)(1)	Value of accelerated RDUs ($)(2)	Tax payments ($)(3)	Aggregate payments ($)(4)

Thomas E. Richards	—	—	6,407,303	4,154,924	—	10,562,227
John A. Edwardson	—	—	21,360,307	—	—	21,360,307
Ann E. Ziegler	—	—	2,990,443	2,539,120	—	5,529,563
Neal J. Campbell	—	—	1,203,500	663,371	—	1,866,871
Christina M. Corley	—	—	1,045,620	700,993	—	1,746,613

(1)	Represents the value of all unvested B Units that would become vested immediately prior to a sale of the Company on December 31, 2012. The B Unit value reported in this table is based upon a valuation analysis of the “fair market value” (as defined in our applicable equity documents) of total Company equity performed on a semi-annual basis.

(2)	Represents the value of all unvested RDUs that would become vested upon a sale of the Company, the allocation of the unallocated RDU debt pool (principal and any accrued interest) that each Named Executive Officer would have received if a sale of the Company occurred on December 31, 2012 and the change in control payment on the RDUs. The amounts are calculated based on the $1,000 face amount of an RDU. Please see the “2012 non-qualified deferred compensation” table for a description of the RDU Plan and the narrative above entitled “RDU Plan” for a description of the amounts to be received by participants in the RDU Plan upon a sale of the Company.

(3)	The tax reimbursement calculations assumed a blended effective tax rate of approximately 39% and a 20% excise tax incurred on excess parachute payments, as calculated in accordance with Internal Revenue Code Sections 280G and 4999.

(4)	If the Named Executive Officer experiences a qualifying termination of employment in connection with a change in control, the Named Executive Officer would also be entitled to the amounts reported in the “Potential payments upon a qualifying termination of employment” table above, except that such Named Executive Officer would receive the value of the accelerated RDUs as set forth in this table rather than in the “Potential payments upon a qualifying termination of employment” table above.

Director compensation

Our managers who (1) were appointed jointly by our Sponsors and (2) were not also officers or employees of the Company or Managing Directors of our Sponsors in 2012 were eligible to receive an annual retainer of $175,000 in 2012, paid on a quarterly basis after completion of each quarter of service. Steven W. Alesio, Barry K. Allen, Benjamin D. Chereskin and Donna F. Zarcone were eligible to receive this retainer for their board service in 2012. Our other non-employee managers, Glenn M. Creamer, Michael J. Dominguez, Paul J. Finnegan and Robin P. Selati, were Managing Directors of the Sponsors in 2012 and therefore were not eligible to receive this retainer for their board service in 2012.

The following table shows information concerning the retainer paid to eligible managers during the fiscal year ended December 31, 2012:

Name	Fees earned or paid in cash/ total

Steven W. Alesio	$175,000
Barry K. Allen	$175,000
Benjamin D. Chereskin	$175,000
Donna F. Zarcone	$175,000

After the completion of this offering, our non-employee directors who are not affiliated with the Sponsors will receive compensation for their participation on our board of directors and their service as a chair of a committee. For participation on our board of directors, each non-employee director who is not affiliated with the Sponsors will receive an annual cash retainer of $75,000 paid quarterly in arrears beginning January 1, 2014 and an annual equity grant of restricted stock units in an amount equal to $125,000 subject to a one year time-based vesting schedule. Commencing after the completion of this offering, the chairs of our audit committee, compensation committee and nominating and corporate governance committee will each receive a supplemental annual cash retainer of $15,000, $10,000 and $10,000, respectively, paid quarterly in arrears and on a prorated basis for committee service performed in 2013 after this offering. Employee directors and directors affiliated with the Sponsors will not receive compensation for their participation on our board of directors or involvement in any of our committees.

Stock ownership guidelines

After the completion of this offering, our directors will be subject to certain stock ownership guidelines. Under our stock ownership guidelines, each director will be required to own an amount of our common stock having a market value of at least $500,000 within five years of his or her initial election or appointment to our board of directors. Current directors will have five years from the date of the completion of this offering to comply with our stock ownership guidelines.

Director and officer indemnification and limitation of liability

Our amended and restated certificate of incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our amended and restated bylaws provide that directors, officers and employees will be indemnified to the fullest extent authorized by the General Corporation Law of the State of Delaware (the “DGCL”) with respect to actions, suits or proceedings. Our amended and restated bylaws require us to pay all expenses incurred by a director, officer or employee in defending any such proceeding.

In addition, in connection with this offering, we are entering into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer or employee.

Principal stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 26, 2013 after giving effect to the liquidation of CDW Holdings and distribution of its shares of CDW Corporation to its members, by:

•	each person who is the beneficial owner of more than 5% of our outstanding common stock;

•	each director and each of our Named Executive Officers; and

•	our directors and executive officers as a group.

The numbers (including percentages) listed below are based on 145,219,728 shares of our common stock outstanding as of June 26, 2013, after giving effect to the distribution of shares of CDW Corporation held by CDW Holdings to its members, as if such events occurred on that date.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Percentage of beneficial ownership is based on 168,469,728 shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, or 171,957,228 shares, assuming full exercise of the underwriters’ option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o CDW Corporation, 200 N. Milwaukee Avenue, Vernon Hills, Illinois 60061.

	Shares beneficially owned	Percentage of shares beneficially owned
Name		Prior to offering	After offering (no exercise of underwriters’ option)	After offering (full exercise of underwriters’ option)

Principal stockholders:
Madison Dearborn(1)	66,739,156	46.0%	39.6%	38.8%
Providence Equity(2)	59,007,410	40.6%	35.0%	34.3%

Directors and named executive officers:
Thomas E. Richards(3)	1,034,170	*	*	*
John A. Edwardson(4)	4,297,735	3.0%	2.6%	2.5%
Ann E. Ziegler(5)	442,791	*	*	*
Christina M. Corley(6)	120,959	*	*	*
Neal J. Campbell(7)	141,807	*	*	*
Steven W. Alesio	14,013	*	*	*
Barry K. Allen(8)	21,020	*	*	*
Benjamin D. Chereskin(9)	175,163	*	*	*
Glenn M. Creamer	—	—	—	—
Michael J. Dominguez	—	—	—	—
Paul J. Finnegan	—	—	—	—
Robin P. Selati	—	—	—	—
Donna F. Zarcone	7,006	*	*	*

All directors and executive officers as a group (18 persons)	4,094,859	2.8%	2.4%	2.4%

*	Denotes less than one percent.

(1)	Consists of 43,565,137 shares held directly by Madison Dearborn Capital Partners V-A, L.P. (“MDP A”), 11,557,077 shares held directly by Madison Dearborn Capital Partners V-C, L.P. (“MDP C”), 437,743 shares held directly by Madison Dearborn Capital Partners V Executive-A, L.P. (“MDP Exec”) and 11,179,199 shares held directly by MDCP Co-Investors (CDW), L.P. (“MDP Co-Investor”). As the sole members of a limited partner committee of MDP V that has the power, acting by majority vote, to vote or dispose of the shares directly held by MDP A, MDP C, MDP Exec and MDP Co-Investor, Paul J. Finnegan and Samuel M. Mencoff may be deemed to have shared voting and investment power over such shares. Each of Messrs. Finnegan and Mencoff and MDP V hereby disclaims any beneficial ownership of any shares held by MDP A, MDP C, MDP Exec and MDP Co-Investor except to the extent of his pecuniary interest therein. The address for the Madison Dearborn entities and persons is Three First National Plaza, 70 W. Madison Street, Suite 4600, Chicago, Illinois, 60602.

(2)	Consists of 37,386,703 shares held directly by Providence Equity Partners VI L.P. (“PEP VI”), 12,861,472 shares held directly by Providence Equity Partners VI-A L.P. (“PEP VI-A”) and 8,759,235 shares held directly by PEP Co-Investors (CDW) L.P. (“PEP Co-Investor”). The shares held by PEP VI, PEP VI-A and PEP Co-Investor may be deemed to be beneficially owned by Providence Equity GP VI L.P. (“PEP GP”), the general partner of PEP VI, PEP VI-A and PEP Co-Investor and Providence Equity Partners VI L.L.C. (“PEP LLC”), the general partner of PEP GP. Messrs. Jonathan Nelson, Glenn Creamer and Paul Salem are members of PEP LLC and may be deemed to have shared voting and investment power over such shares. Each of PEP LLC, PEP GP, and Messrs. Nelson, Creamer and Salem hereby disclaims any beneficial ownership of any shares held by PEP VI, PEP VI-A and PEP Co-Investor except to the extent of any pecuniary interest therein. The address for the Providence Equity entities and persons is 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

(3)	Includes 132,797 shares held by the Jason J. Richards Trust and 132,798 shares held by the Lindsay M. Richards Trust which are deemed to be beneficially owned by Mr. Richards. Also includes beneficial ownership of 111,189 shares held by Mr. Richards that may be acquired within 60 days of June 26, 2013.

(4)	Consists of 2,563,240 shares held by Mr. Edwardson, 528,134 shares held by the Edwardson Family Foundation and 1,083,350 shares held by Whispering Pines Capital LLC. Such shares are deemed to be beneficially owned by Mr. Edwardson. Also includes beneficial ownership of 123,011 shares held by Mr. Edwardson that may be acquired within 60 days of June 26, 2013. On December 31, 2012, Mr. Edwardson retired from his service as a member of our board and as a coworker.

(5)	Includes 21,065 shares held by the Mark A. Orloff Irrevocable Trust, the assets of which trust, including the 21,065 shares, are pledged to secure a loan incurred by the trust, 39,121 shares held by the Ann E. Ziegler IRA Northern Trust Bank and 314,533 shares held by the Ann E. Ziegler 2012 Gift Trust which are deemed to be beneficially owned by Ms. Ziegler. Also includes beneficial ownership of 17,222 shares held by Ms. Ziegler that may be acquired within 60 days of June 26, 2013.

(6)	Includes beneficial ownership of 74,356 shares held by Ms. Corley that may be acquired within 60 days of June 26, 2013.

(7)	Includes beneficial ownership of 69,483 shares held by Mr. Campbell that may be acquired within 60 days of June 26, 2013.

(8)	Does not include 15,048 shares indirectly owned by Allen Enterprises LLC, a limited liability company controlled by Mr. Allen, through its 0.1718% interest in PEP Co-Investors (CDW) L.P., a limited partnership which directly holds 8,759,235 shares prior to the offering. Mr. Allen has no voting or investment power over such shares and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. These shares are included in Providence Equity’s beneficial ownership (see Note 2 above).

(9)	Includes 175,163 shares held by the Chereskin Family Dynasty Trust which are deemed to be beneficially owned by Mr. Chereskin.

Certain transactions

Management Services Agreement

The Company is party to the Management Services Agreement with affiliates of the Sponsors pursuant to which they have agreed to provide us with management and consulting services and financial and other advisory services. Pursuant to such agreement, the Sponsors earn an annual advisory fee of $5 million, payment of which is subject to certain restrictions contained in the Term Loan Facility, and reimbursement of out-of-pocket expenses incurred in connection with the provision of such services. Additionally, the Sponsors are entitled to certain fees based on the amount of any future equity or debt financing for us that is arranged by them. The Management Services Agreement includes customary indemnification provisions in favor of the Sponsors.

In connection with this offering, the parties will terminate the Management Services Agreement, and in connection with such termination we will pay affiliates of the Sponsors a termination fee of $24.4 million. The Sponsors will continue to provide mutually agreeable management support services to the Company following the termination of the Management Services Agreement without payment of any additional consideration.

Management, board member and sponsor equity arrangements

Certain members of the Company’s senior management team have purchased A Units in CDW Holdings. As of March 31, 2013, executive officers owned 37,228.1 A Units, or approximately 1.7% of the outstanding A Units. The aggregate purchase price paid by the executive officers for these units was approximately $36.1 million.

On December 28, 2012, certain non-employee members of the board of managers of CDW Holdings purchased in a private placement A Units in CDW Holdings at a price per unit equal to $859.00. A holder of A Units will be entitled to receive approximately 60.2 shares of common stock per A Unit in the distribution of all of the shares of our common stock held by CDW Holdings to its members in accordance with their respective membership interests in connection with this offering. The purchase price of the A Units was the fair market value of the A Units on the date of issuance, as determined in good faith by our board of directors, based in part on a contemporaneous valuation of the A Units conducted by an independent third party. The non-employee managers acquired an aggregate of 3,608.85 A Units for aggregate consideration of approximately $3.1 million as follows: Steven W. Alesio purchased 232.83 A Units for an aggregate purchase price of $200,000.97; Barry Allen purchased 349.25 A Units for an aggregate purchase price of $300,005.75; Benjamin D. Chereskin purchased 2,910.36 A Units for an aggregate purchase price of $2,499,999.24; and Donna F. Zarcone purchased 116.41 A Units for an aggregate purchase price of $99,996.19.

The A Units are subject to restrictions on transfer, and also are subject to the right of CDW Holdings or, if not exercised by CDW Holdings, the right of the Sponsors, to repurchase the units in certain circumstances, subject to certain exceptions. With respect to certain members of our executive committee, these circumstances include: (i) a termination of the executive’s employment with the company for cause, (ii) a resignation (other than upon retirement or resignation due to disability or for good reason) within three years of the date of such equity purchase, (iii) a material violation of a restrictive covenant within three years after the executive’s termination of employment with the company or (iv) the executive becoming employed by, performing services for or becoming associated with a competitor. With respect to all other management investors, these circumstances include: (i) a termination of the executive’s employment with the company for any reason, (ii) a violation of a restrictive covenant, or (iii) the executive becoming employed by, performing services for or becoming associated with a competitor. If an executive’s employment with us terminates for any reason other than for cause or violation of a restrictive covenant, the executive’s units can be repurchased at fair market value. Upon a termination for cause or violation of a restrictive covenant, the executive’s units can be repurchased at the lower of original cost or fair market value. With respect to board members, the units are subject to repurchase upon termination of board service.

Unitholders agreement

CDW Holdings, the Sponsors, certain executive committee members and certain other co-investors have entered into a unitholders agreement. Under the unitholders agreement, if the Sponsors (so long as the Sponsors collectively continue to hold at least 51% of the Common Units (as defined in the CDW Holdings limited liability company agreement)) seek to sell all or substantially all of the company, these executives must consent to the sale and cooperate with the Sponsors, which may include selling their securities to the buyer on the terms and at the price negotiated by the Sponsors and signing whatever documents as are reasonably necessary to consummate the sale. Additionally, under the unitholders agreement, prior to an initial public offering, if the Sponsors sell a significant portion of their ownership interest in CDW Holdings to a third party (disregarding sales in the public market, transfers to affiliates and certain other exceptions), these executives will have the option, but will not be required (except in the case of a sale of the entire company), to participate in the sale and sell alongside the Sponsors on a pro rata basis. Prior to an initial public offering or a sale of all or substantially all of CDW Holdings, each executive will be required to vote his or her units in favor of a board of managers consisting of such representatives as the Sponsors designate and our Chief Executive Officer. The right of each Sponsor to designate such representatives is subject to certain percentage ownership requirements. The unitholders agreement will be of no further force and effect upon the completion of the dissolution of CDW Holdings in connection with this offering.

In connection with this offering, CDW Holdings will distribute all of its shares of our common stock to its existing members in accordance with their respective membership interests. Pursuant to and as required by the terms of the unitholders agreement, a limited number of holders of B Units with a participation threshold in excess of $0.01, including three of our executive officers, will receive stock options under the 2013 LTIP in connection with the distribution exercisable for a number of shares of our common stock that, when added to the number of shares of our common stock that will be received by such holder with respect to such holder’s B Units in the distribution, will preserve each such holder’s fully diluted equity ownership percentage after taking into account all stock issuances in such distribution (but subject to dilution for shares issued by us in this offering) at an exercise price equal to the price per share that our common stock is being offered to the public in this offering. Such stock options will be issued without additional consideration from the holder and will contain the same remaining vesting terms (if any) as may be in effect with respect to such B Units held by such holder upon the completion of this offering and have a term equal to ten years minus the number of years such B Units have been outstanding. Our executive officers receiving grants of stock options in accordance with the foregoing are as follows: Thomas E. Richards, 505,294 stock options; Christina M. Corley, 182,667 stock options; and Neal J. Campbell, 130,564 stock options.

Amended and restated limited liability company agreement of CDW Holdings

CDW Holdings, all senior management investors, the Sponsors and certain other co-investors have entered into an amended and restated limited liability company agreement. The limited liability company agreement specifies the rights and obligations of the members of CDW Holdings and the rights of the various classes of limited liability company interests therein. Pursuant to the amended and restated limited liability company agreement, holders of A Units and B Units in CDW Holdings will share in future distributions on a pro rata basis, subject to certain participation thresholds for holders of B Units. The amended and restated limited liability company agreement will be of no further force and effect upon the completion of the dissolution of CDW Holdings in connection with this offering.

In connection with this offering, CDW Holdings will distribute all of its shares of our common stock to its existing members in accordance with their respective membership interests. Pursuant to the terms of the limited liability company agreement, common stock received by existing members of CDW Holdings in connection with the distribution, including our executive officers, will be subject to any vesting provisions currently applicable to any such member’s B Units and the shares of common stock that are subject to vesting will be issued in the form of restricted stock under the 2013 LTIP. The restricted stock will be issued without additional consideration from the holder. Our executive officers will receive the following grants of restricted stock in accordance with the foregoing: Thomas E. Richards, 426,233 shares; Dennis G. Berger, 112,949 shares; Neal J. Campbell, 84,982 shares; Christina M. Corley, 86,436 shares; Douglas E. Eckrote, 112,949 shares; Christine A. Leahy, 115,586 shares; Christina V. Rother, 104,306 shares; Jonathan J. Stevens, 114,476 shares; Matthew A. Troka, 81,630 shares; and Ann Ziegler, 158,727 shares.

Registration rights agreement

CDW Holdings, the Company, the Sponsors, certain executives and certain other co-investors have entered into a registration rights agreement. Under the registration rights agreement, at any time after this offering, the Sponsors have the right to require the Company to register all or any portion of their shares under the Securities Act on Form S-1 or Form S-3, at the Company’s expense. The Sponsors are entitled to request up to four long-form registrations (provided the aggregate offering value of the shares registered in any such registration equals at least $200 million) and an unlimited number of short-form registrations (provided the aggregate offering value of the shares registered in any such registration equals at least $50 million). Additionally, the executives who are party to the registration rights agreement are entitled to request the inclusion of their registrable securities in any such registration statement at the Company’s expense. The aforementioned registration rights are subject to standard underwriter cutbacks and other customary limitations.

In addition, following the completion of this offering, if we propose to file a registration statement in connection with a public offering of our common stock or other equity securities, then, subject to certain limited exceptions, the Sponsors and each other holder of registrable securities under the registration rights agreement are entitled to piggyback registration rights pursuant to which we are required to include in such registration such number of securities as they may request. These piggyback registration rights are also subject to customary cutbacks and other limitations.

The registration rights agreement includes a holdback agreement pursuant to which each holder of registrable securities is prohibited from engaging in any public sale or distribution (including sales pursuant to Rule 144) of any of our equity securities, or securities convertible into or exchangeable or exercisable for such equity securities, during the seven days prior to and the 180-day period beginning on the effective date of this offering, unless the underwriters otherwise agree in writing. If (i) we issue an earnings release or other material news or a material event relating to us occurs during the final 17 days of such holdback period or (ii) prior to the expiration of such holdback period, we announce that we will release earnings results during the 16 day period beginning upon the expiration of such holdback period, then the holdback period may be extended until 18 days after the earnings release or the occurrence of the material news or event, as the case may be.

Stockholders Agreement

The Company has entered into a stockholders agreement (the “Stockholders Agreement”) with the Sponsors and all of our executive officers, (the “Management Holders”), which will be effective upon the distribution by CDW Holdings of its shares of our common stock to its members. The Stockholders Agreement provides that, for a period of three years following the completion of this offering (or, if sooner, such time as the Sponsors no longer hold any shares of our common stock), a Management Holder will only sell shares of common stock contemporaneously with, or shortly following, sales of common stock by one or both Sponsors in either a public or private sale to unaffiliated third parties. In connection with any such sale by one or both Sponsors, a Management Holder is generally entitled to sell up to a number of shares of our common stock equal to the aggregate number of shares of common stock held by such Management Holder multiplied by a fraction, the numerator of which is the aggregate number of shares being sold by the Sponsors in such sale and the denominator of which is the aggregate number of shares of common stock held by the Sponsors immediately prior to such sale. In the event that a Management Holder elects not to, or is unable to, sell shares of common stock at the time of a sale by one or more Sponsors (including in this offering), such Management Holder shall be entitled to sell in connection with any future sale by one or more Sponsors the amount such Management Holder did not sell in connection with any prior sales. Only shares of our common stock that the Management Holders will be receiving in connection with the distribution by CDW Holdings of shares of our common stock to its members (plus the shares of common stock issuable upon exercise of the stock options granted to such Management Holder in connection with such liquidation and distribution) are covered by the Stockholders Agreement. See “—Unitholders agreement” above. In addition, the restrictions on transfer are no longer binding on a Management Holder at such time as the Management Holder is no longer employed by the Company.

Transactions with sponsors

Madison Dearborn and Providence Equity are private equity firms that have investments in companies that purchase products or services from, or provide products and services to, us. From time to time, Madison Dearborn and Providence Equity also directly purchase products or services from us. We believe that such transactions are entered into in the ordinary course of business on terms no less favorable to us than terms that could have been reached with an unaffiliated third party.

Review and approval of transactions with related persons

Prior to this offering, the audit committee of CDW Holdings was responsible for reviewing all transactions with related persons. For these purposes, a related person transaction is considered to be any transaction that is required to be disclosed pursuant to Item 404 of the SEC’s Regulation S-K.

Potential related person transactions are identified based on information submitted by our officers and managers and then submitted to the audit committee for review. The audit committee takes into account all relevant considerations in deciding whether to approve the transaction. These considerations may, but need not, include:

•	the approximate dollar amount involved in the transaction, including the amount payable to or by the related person;

•	the nature of the interest of the related person in the transaction;

•	whether the transaction may involve a conflict of interest;

•	whether the transaction was entered into on terms no less favorable to us than terms that could have been reached with an unaffiliated third party; and

•	the purpose of the transaction and any potential benefits to us.

Upon the completion of this offering, we intend to adopt policies and procedures whereby our audit committee will be responsible for reviewing and approving or ratifying related party transactions. If the audit committee identifies a conflict of interest in a transaction, the new policies and procedures will provide that such transaction will be generally permissible if (1) the audit committee determines that the transaction is otherwise fair to us after taking into account all relevant considerations, (2) the material facts relating to the related person’s interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approve the transaction or (3) the material facts relating to the related person’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction. In addition, our Code of Business Conduct and Ethics requires that our directors and coworkers identify and disclose any material transaction or relationship that could reasonably be expected to create a conflict of interest and interfere with their impartiality or loyalty to our company. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

Description of certain indebtedness

Senior Credit Facilities

The Senior Credit Facilities consist of the Term Loan Facility and the ABL Facility. CDW LLC is the borrower under both Senior Credit Facilities.

As of March 31, 2013, the outstanding principal amount of the Prior Term Loan Facility was $1,299.5 million, consisting of $408.7 million in term loans that were scheduled to mature on October 10, 2014 and $890.8 million in term loans that were scheduled to mature on July 15, 2017 pursuant to an extension set forth in an amendment to the Prior Term Loan Facility that we entered into on December 2, 2010. On April 29, 2013, CDW LLC entered into a new seven-year, $1,350.0 million aggregate principal amount Term Loan Facility. Substantially all of the proceeds were used to repay the $1,299.5 million outstanding aggregate principal amount of the Prior Term Loan Facility. As of the date of this prospectus, the outstanding principal amount of the Term Loan Facility is $1,350.0 million.

The ABL Facility consists of a revolving credit facility capacity of $900.0 million and a $400.0 million floorplan sub-facility. As of March 31, 2013, there were no outstanding borrowings under the ABL Facility, $1.7 million of undrawn letters of credit and $248.9 million reserved under the floorplan sub-facility.

The following summary is a description of the principal terms of the Senior Credit Facilities and the related documents governing those facilities.

Maturity; prepayments

The Term Loan Facility matures on April 29, 2020. The Term Loan Facility requires CDW LLC to make certain mandatory prepayments of principal amounts under certain circumstances, including a prepayment in an amount equal to (i) 50% of excess cash flow for a fiscal year (the percentage rate of which decreases to 25% when the total net leverage ratio (as defined in the governing agreement) is less than or equal to 5.5 but greater than 4.5; and decreases to 0% when the total net leverage ratio is less than or equal to 4.5), and (ii) the net cash proceeds from the incurrence of certain additional indebtedness by CDW LLC or its subsidiaries. Excess cash flow is defined as Adjusted EBITDA (as defined in the governing agreement), plus items such as reductions in working capital, less items such as increases in working capital, certain taxes paid in cash, interest that will be paid in cash, capital expenditures and repayment of long-term indebtedness. The Term Loan Facility is subject to 0.25% quarterly amortization of the original principal amount, payable on a quarterly basis commencing with the quarter ending June 30, 2013.

The ABL Facility matures on June 24, 2016.

Additional commitments

The Term Loan Facility permits CDW LLC to obtain commitments from one or more existing or new lenders to add one or more additional incremental term loan facilities under the Term Loan Facility in an aggregate amount not to exceed $500,000,000 plus the maximum amount that could be incurred such that the senior secured net leverage ratio (as defined in the governing agreement) does not exceed 3.25 to 1.00.

The ABL Facility permits CDW LLC to obtain commitments from one or more existing or new lenders to increase the revolving credit facility capacity under the ABL Facility by an aggregate amount not to exceed $200,000,000.

Security; guarantees

The obligations of CDW LLC under the Senior Credit Facilities have been guaranteed on a senior secured basis by CDW Corporation and each of CDW LLC’s 100% owned domestic direct and indirect subsidiaries. The obligations under the Senior Credit Facilities and each guarantor’s obligations under its guarantee of the Senior Credit Facilities are secured by a security interest in substantially all of the assets of CDW LLC and the guarantors. Because the Senior Credit Facilities are secured obligations, if we fail to comply with the terms of the Senior Credit Facilities and those creditors accelerate the payment of all the funds borrowed thereunder and we are unable to repay such indebtedness, they could foreclose on substantially all of the assets of CDW LLC and the guarantors which serve as collateral.

The Term Loan Facility is secured by (1) a first priority lien on all capital stock and substantially all assets (except cash, accounts, deposit accounts, inventory and proceeds thereof) of CDW LLC and its domestic subsidiaries and on 65% of the capital stock of CDW LLC’s foreign subsidiaries and (2) a second priority lien on substantially all cash, accounts, deposit accounts, inventory and proceeds thereof. The ABL Facility is secured by (1) a first priority lien on substantially all of CDW LLC’s accounts, deposit accounts, eligible inventory and proceeds thereof and (2) a second priority lien on substantially all other assets.

Interest and fees

Borrowings under the Term Loan Facility bear interest at either (a) the ABR plus a margin; or (b) LIBOR plus a margin; provided that for purposes of the Term Loan Facility, LIBOR shall not be less than 1.00% per annum at any time. The margin is based on the net leverage ratio, as defined in the agreement evidencing the Term Loan Facility. For ABR borrowings, the applicable margin varies within a range of 1.25%-1.50%. For LIBOR borrowings, the applicable rate margin varies within a range of 2.25%-2.50%.

Borrowings under the ABL Facility bear interest at a variable interest rate plus an applicable margin. The variable interest rate is based on one of two indices, either (i) LIBOR, or (ii) the ABR with the ABR being the greatest of (a) the prime rate, (b) the federal funds effective rate plus 50 basis points or (c) the one-month LIBOR plus 1.00%. The applicable margin varies (2.00% to 2.50% for LIBOR borrowings and 1.00% to 1.50% for ABR borrowings) depending upon the average daily excess cash availability under the agreement evidencing the ABL Facility and is subject to a reduction of 0.25% if, and for as long as, the senior secured leverage ratio (defined below) is less than 3.0.

In addition to paying interest on outstanding principal under the Senior Credit Facilities, CDW LLC is also required to pay a commitment fee to the lenders under the ABL Facility in respect of the unutilized commitments thereunder at a rate equal to 0.375% or 0.50% per annum (depending on the amount of unutilized commitments). CDW LLC also must pay customary letter of credit and agency fees.

Borrowing limitations under the ABL Facility

The ability to borrow under the ABL Facility is limited by a borrowing base, which at any time will equal the sum of up to 85% of CDW LLC’s and its subsidiary guarantors’ eligible accounts receivable (net of accounts reserves) (up to 30% of such eligible accounts receivable which can consist of federal government accounts receivable) plus the lesser of (i) 70% of CDW LLC’s and its subsidiary guarantors’ eligible inventory (valued at cost and net of inventory reserves) and (ii) the product of 85% multiplied by the net orderly liquidation value percentage multiplied by eligible inventory (valued at cost and net of inventory reserves), less reserves (other than accounts reserves and inventory reserves). The borrowing base in effect as of March 31, 2013 was $1,009.7 million. The ability to borrow under this facility is also limited by a minimum liquidity condition, which provides that, if excess cash availability is less than the lesser of (i) $90 million or (ii) the greater of (A) 10% of the borrowing base or (B) $60 million, the lenders are not required to lend any additional amounts under the ABL Facility unless the consolidated fixed charge coverage ratio (as defined in the agreement evidencing the ABL Facility) is at least 1.0 to 1.0. Moreover, the ABL Facility provides discretion to the agent bank acting on behalf of the lenders to impose additional availability reserves, which could materially impair the amount of borrowings that would otherwise be available.

Covenants

The Senior Credit Facilities contain a number of covenants that, among other things, (1) require CDW LLC to maintain a fixed charges ratio under certain circumstances and (2) limit or restrict the ability of CDW LLC and its restricted subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates.

Under the Term Loan Facility, CDW LLC and its restricted subsidiaries are also generally restricted from paying dividends and making other restricted payments, other than (i) restricted payments not to exceed $250,000,000 plus the amount of certain other items that increase (and in some cases decrease) the amounts available for such payments, so long as CDW LLC and its restricted subsidiaries have a total net leverage ratio no greater than 6.50 to 1.00 and no default has occurred or will occur as a result of the restricted payment and (ii) other permitted restricted payments. In addition, following an initial public offering of CDW Corporation’s common stock, CDW LLC may pay dividends to CDW Corporation to fund the payment by CDW Corporation of dividends on its common stock of up to 6% per annum of the net proceeds received by or contributed to CDW LLC in such initial public offering.

Under the ABL Facility, CDW LLC and its restricted subsidiaries are also generally restricted from paying dividends and making other restricted payments, other than (i) restricted payments if excess cash availability exceeds $150,000,000 and no default has occurred or will occur as a result of the restricted payment and (ii) other permitted restricted payments. In addition, following an initial public offering of CDW Corporation’s common stock, CDW LLC may pay dividends to CDW Corporation to fund the payment by CDW Corporation of dividends on its common stock of up to 6% per annum of the net proceeds received by or contributed to CDW LLC in such initial public offering.

CDW LLC was not required to maintain a fixed charges ratio for the four quarters ended March 31, 2013.

Events of default

The Senior Credit Facilities contain customary events of default including non-payment of principal, interest or fees, failure to comply with covenants, inaccuracy of representations or warranties in any material respect, cross-default to certain other indebtedness, loss of lien perfection or priority, material judgments, change of ownership or control, and certain bankruptcy or insolvency events.

For purposes of the Term Loan Facility, a change in control is deemed to occur if the Sponsors and management cease to control a majority of the voting power for the election of managers of CDW LLC and a person or group (other than the Sponsors and management) becomes the owner of more than the greater of 35% of the voting power and the percentage of voting power held by the Sponsors and management.

For purposes of the ABL Facility, a change in control is deemed to occur if the Sponsors and management cease to control a majority of the voting power for the election of managers of CDW LLC, a person or group (other than the Sponsors and management) becomes the owner of more than the greater of 35% of voting power and the percentage of voting power held by the Sponsors and management, and the current managers of CDW LLC or their successors no longer constitute a majority of CDW LLC’s board of managers.

Senior Secured Notes

CDW LLC and CDW Finance are the co-issuers of the Senior Secured Notes. As of March 31, 2013, there was $500.0 million aggregate principal amount of Senior Secured Notes outstanding. On May 31, 2013, we issued a conditional notice of redemption to the holders of the Senior Secured Notes notifying such holders that, subject to the completion of this offering, we will use a portion of the net proceeds received by us from this offering to exercise the right under the “equity clawback” provision in the indenture governing the Senior Secured Notes to redeem $175.0 million aggregate principal amount of Senior Secured Notes at a redemption price of 108.000% plus accrued and unpaid interest thereon to the date of redemption. We will use cash on hand or borrowings under the ABL Facility to pay such accrued and unpaid interest.

Maturity

The Senior Secured Notes mature on December 15, 2018.

Interest

The Senior Secured Notes bear interest at 8.00% per annum. Interest on the Senior Secured Notes is payable in cash on June 15 and December 15 of each year.

Guarantees

The Senior Secured Notes are guaranteed on a secured senior basis by CDW Corporation and each of CDW LLC’s domestic direct and indirect restricted subsidiaries that is a guarantor under the Senior Credit Facilities. Subject to certain exceptions, any restricted subsidiary that in the future guarantees the indebtedness of CDW LLC or the indebtedness of any other guarantor will also guarantee the obligations under the Senior Secured Notes. The obligations under the indenture governing the Senior Secured Notes and each guarantor’s obligations under its guarantee of the Senior Secured Notes are secured by a security interest in substantially all of the assets of CDW

LLC and the guarantors. Because the Senior Secured Notes are secured obligations, if we fail to comply with the terms of the indenture governing the Senior Secured Notes and those holders accelerate the payment of all the funds borrowed thereunder and we are unable to repay such indebtedness, they could foreclose on substantially all of the assets of CDW LLC and the guarantors which serve as collateral.

Ranking

The Senior Secured Notes and the guarantees thereof:

•	rank senior in right of payment to any of the existing and future subordinated indebtedness of CDW LLC and the guarantors, including the Senior Subordinated Notes and the related guarantees;

•

rank equal in right of payment with all of the existing and future senior indebtedness of CDW LLC and the guarantors, including the Term Loan Facility, ABL Facility and Senior Notes and the related guarantees;

•

are secured equally and ratably with indebtedness under the Term Loan Facility and effectively senior to all other indebtedness (other than the ABL Facility, the Term Loan Facility, and our inventory financing agreements we have entered into with certain financial institutions in order to facilitate the purchase of certain inventory) to the extent of the value of the collateral securing the Senior Secured Notes;

•

are effectively subordinated to indebtedness under the ABL Facility to the extent of the value of the cash, accounts, deposit accounts, inventory and proceeds thereof securing such indebtedness on a first-priority basis and to obligations under our inventory financing agreements to the extent of the value of the inventory securing such arrangements on a first-priority basis; and

•	are structurally subordinated to all existing and future indebtedness and other liabilities of a subsidiary that is not a guarantor.

Covenants

The indenture governing the Senior Secured Notes contains a number of negative covenants and events of default that, among other things, limit or restrict the ability of the CDW LLC and its restricted subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates. CDW LLC and its restricted subsidiaries are also generally restricted from paying dividends and making other restricted payments unless CDW LLC could incur an additional dollar of indebtedness under its fixed charges ratio covenant and the amount of such dividend or other restricted payment, together with the amount of all other dividends and restricted payments made from January 1, 2011 through the end of the most recently ended fiscal quarter, is less than 50% of consolidated net income (less 100% of any consolidated net loss), adjusted for certain items, plus the amount of certain other items occurring during that period that increase (and in some cases decrease) the amounts available for such payments, including the net cash proceeds from an initial public offering of common stock. In addition, following an initial public offering of CDW Corporation’s common stock, CDW LLC may pay dividends to CDW Corporation to fund the payment by CDW Corporation of dividends on its common stock of up to 6% per annum of the net proceeds received by or contributed to CDW LLC in such initial public offering.

Senior Notes

CDW LLC and CDW Finance are the co-issuers of the Senior Notes. As of March 31, 2013, there was $1,305.0 million aggregate principal amount of Senior Notes outstanding.

Maturity

The Senior Notes mature on April 1, 2019.

Interest

The Senior Notes bear interest at 8.50% per annum. Interest on the Senior Notes is payable in cash on April 1 and October 1 of each year.

Guarantees

The Senior Notes are guaranteed on an unsecured senior basis by CDW Corporation and each of CDW LLC’s domestic direct and indirect restricted subsidiaries that is a guarantor under the Senior Credit Facilities. Subject to certain exceptions, any restricted subsidiary that in the future guarantees the indebtedness of CDW LLC or the indebtedness of any other guarantor will also guarantee the obligations under the Senior Notes.

Ranking

The Senior Notes and the guarantees thereof:

•	rank senior in right of payment to any of the existing and future subordinated indebtedness of CDW LLC and the guarantors, including the Senior Subordinated Notes and the related guarantees;

•

rank equal in right of payment with all of the existing and future senior indebtedness of CDW LLC and the guarantors, including the Term Loan Facility, ABL Facility and Senior Secured Notes and the related guarantees;

•

are effectively subordinated to all of the existing and future secured debt of CDW LLC and the guarantors, including the Senior Credit Facilities and Senior Secured Notes and the related guarantees, and to our inventory financing agreements, in each case to the extent of the value of the assets securing such debt or other obligations; and

•	are structurally subordinated to all existing and future indebtedness and other liabilities of a subsidiary that is not a guarantor.

Covenants

The indenture governing the Senior Notes contains a number of negative covenants and events of default that, among other things, limit or restrict the ability of CDW LLC and its restricted subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates. CDW LLC and its restricted subsidiaries are also generally restricted from paying dividends and making other restricted payments unless CDW LLC could incur an additional dollar of indebtedness under its fixed charges ratio covenant and the amount of such dividend or other restricted payment, together with the amount of all other dividends and restricted payments made from January 1, 2011 through the end of the most recently ended fiscal quarter, is less than 50% of consolidated net income (less 100% of any consolidated net loss), adjusted for certain items, plus the amount of certain other items occurring during that period that increase (and in some cases decrease) the amounts available for such payments, including the net cash proceeds from an initial public offering of common stock. In addition, following an initial public offering of CDW Corporation’s common stock, CDW LLC may pay dividends to CDW Corporation to fund the payment by CDW Corporation of dividends on its common stock of up to 6% per annum of the net proceeds received by or contributed to CDW LLC in such initial public offering.

Senior Subordinated Notes

CDW LLC and CDW Finance are the co-issuers of the Senior Subordinated Notes. As of March 31, 2013, there was $571.5 million aggregate principal amount of Senior Subordinated Notes outstanding.

Maturity

The Senior Subordinated Notes mature on October 12, 2017.

Interest

The Senior Subordinated Notes bear interest at 12.535% per annum. Interest on the Senior Subordinated Notes is payable in cash on April 15 and October 15 of each year.

Guarantees

The Senior Subordinated Notes are guaranteed on an unsecured subordinated basis by CDW Corporation and each of CDW LLC’s domestic direct and indirect restricted subsidiaries that is a guarantor under the Senior Credit Facilities. Subject to certain exceptions, any restricted subsidiary that in the future guarantees the indebtedness of CDW LLC or the indebtedness of any other guarantor will also guarantee the obligations under the Senior Subordinated Notes.

Ranking

The Senior Subordinated Notes and the guarantees thereof:

•

are subordinated in right of payment to all of the existing and future senior debt of CDW LLC and the guarantors, including the Senior Credit Facilities, Senior Secured Notes, Senior Notes and the related guarantees, and our inventory financing agreements referenced below;

•	are structurally subordinated to any liability of a subsidiary that is not a guarantor;

•	rank equal in right of payment with any of the future senior subordinated debt of CDW LLC and the guarantors; and

•	rank senior in right of payment to all of the future debt of CDW LLC and the guarantors that is by its terms subordinated to the Senior Subordinated Notes.

Covenants

The indenture governing the Senior Subordinated Notes contains a number of negative covenants and events of default that, among other things, limit or restrict the ability of CDW LLC and its restricted subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates. CDW LLC and its restricted subsidiaries are also generally restricted from paying dividends and making other restricted payments unless CDW LLC could incur an additional dollar of indebtedness under its fixed charges ratio covenant and the amount of such dividend or other restricted payment, together with the amount of all other dividends and restricted payments made from October 1, 2011 through the end of the most recently ended fiscal quarter, is less than 50% of consolidated net income (less 100% of any consolidated net loss), adjusted for certain items, plus the amount of certain other items occurring during that period that increase (and in some cases decrease) the amounts available for such payments, including the net cash proceeds from an initial public offering of common stock. In addition, following an initial public offering of CDW Corporation’s common stock, CDW LLC may pay dividends to CDW Corporation to fund the payment by CDW Corporation of dividends on its common stock of up to 6% per annum of the net proceeds received by or contributed to CDW LLC in such initial public offering.

Inventory financing agreements

We have entered into agreements with certain financial intermediaries to facilitate the purchase of inventory from various suppliers under certain terms and conditions, as described below. At March 31, 2013, we owed a total of $252.9 million under these agreements. These amounts are classified separately as accounts payable–inventory financing on our consolidated balance sheets.

The ABL Facility incorporates a $400.0 million floorplan sub-facility to facilitate the purchase of inventory from a certain vendor. In connection with the floorplan sub-facility, we entered into the ABL facility inventory financing agreement on an unsecured basis with a financial intermediary to facilitate the purchase of inventory from this vendor. Amounts outstanding under the ABL facility inventory financing agreement are unsecured and non-interest bearing. At March 31, 2013, we owed $252.8 million under this agreement.

At March 31, 2013, amounts owed under other inventory financing agreements of $0.1 million were collateralized by the inventory purchased under these financing agreements and a second lien on the related accounts receivable.

Description of capital stock

Authorized capitalization

The total amount of our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of undesignated preferred stock, par value $0.01 per share.

After giving effect to this offering, we will have 168,469,728 shares of common stock and no shares of preferred stock outstanding.

Common stock voting rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our amended and restated bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our amended and restated certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Common stock dividend rights

Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. See “Dividend policy.” These rights are subject to the preferential rights of any other class or series of our preferred stock.

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions, any potential indebtedness we may incur, the provisions of Delaware law affecting the payment of distributions to stockholders, tax considerations and other factors that our board of directors deems relevant. See “Risk factors—Risks related to our business—We have significant deferred cancellation of debt income” for a discussion of certain tax considerations that could impact our willingness to pay dividends in the future. In addition, our ability to pay dividends on our common stock will be limited by restrictions on our ability to pay dividends or make distributions to our stockholders and on the ability of our subsidiaries to pay dividends or make distributions to us, in each case, under the terms of our current and any future agreements governing our indebtedness. See “Description of certain indebtedness” for further information regarding the restrictions on our subsidiaries’ ability to pay dividends to us and make other distributions to us.

We expect to pay a quarterly cash dividend on our common stock of $0.0425, or $0.17 per annum, commencing in the fourth quarter of 2013, subject to the limitations and considerations set forth above. The payment of such dividend in the fourth quarter of 2013 and any future dividends will be at the discretion of our board of directors. See “Dividend policy.”

Other rights

Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. Holders of common stock will have no preemptive, conversion or other rights to subscribe for additional shares.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Preferred stock

Our board of directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”). The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our company. At present, we have no plans to issue preferred stock.

Anti-takeover effects of our amended and restated certificate of incorporation and amended and restated bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated preferred stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified board of directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes, with each class serving three-year staggered terms. In addition, directors serving on our classified board of directors may only be removed from the board of directors with cause and by an affirmative vote of two-thirds of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected by written consent by such stockholders, until such time as the Sponsors cease to beneficially own 50% or more of our common stock.

Special meeting of stockholders and advance notice requirements for stockholder proposals

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by (i) our chairman or vice chairman of the board of directors, (ii) our chief executive officer, (iii) a majority of the board of directors through a special resolution or (iv) the holders of at least 10% of our common stock until such time as the Sponsors cease to beneficially own 50% or more of our common stock, effected by written consent by such stockholders.

In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice, in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to certificate of incorporation and bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the affirmative vote of at least a majority of the voting power of our outstanding shares of common stock. Our amended and restated certificate of incorporation provides that the affirmative vote of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, is required to amend or repeal or to adopt any provision inconsistent with the “Stockholder action by written consent,” “Special meetings of stockholders and advance notice requirements for stockholder proposals,” “Amendments to certificate of incorporation and bylaws” and “Business combinations with interested stockholders” provisions contained in our amended and restated certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our amended and restated certificate of incorporation and our amended and restated bylaws. Our amended and restated certificate of incorporation also provides that the provision of our amended and restated certificate of incorporation that deals with corporate opportunity may only be amended, altered or repealed by a vote of 80% of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, voting as a single class.

Business combinations with interested stockholders

We elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation contains provisions that have substantially the same effect as Section 203, except that they will provide that any persons to whom the Sponsors sell their common stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in Section 203.

Corporate opportunity

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for the Sponsors, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. Neither the Sponsors nor any of their representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Exclusive jurisdiction of certain actions

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive jurisdiction provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the exclusive jurisdiction provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Our shares have been approved for listing on the NASDAQ Global Select Market under the trading symbol “CDW.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of restricted shares

Upon the completion of this offering, we will have 168,469,728 shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares of common stock, the 23,250,000 shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 145,219,728 shares of common stock held by our other stockholders upon the completion of this offering will be “restricted securities,” as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) the expiration of a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 1,684,698 shares immediately after this offering, based on the number of shares of our common stock outstanding as of June 7, 2013; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general and subject to certain vesting restrictions and the expiration of the applicable lock-up restrictions, under Rule 701 promulgated under the Securities Act, any of our employees, directors or officers who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 subject to the availability of current public information about us. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the new equity incentive plans we have adopted in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-up agreements

Our directors, executive officers and the holders of substantially all of our common stock have entered into lock-up agreements with the underwriters pursuant to which they have agreed, with limited exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, subject to a possible extension under certain circumstances. These agreements are described under “Underwriting.”

Stockholders Agreement

We have entered into the Stockholders Agreement with the Sponsors and the Management Holders, which will be effective upon the distribution by CDW Holdings of its shares of our common stock to its members. The Stockholders Agreement provides that, for a period of three years following the consummation of this offering (or, if sooner, such time as the Sponsors no longer hold any shares of our common stock), a Management Holder will only sell shares of common stock contemporaneously with, or shortly following, sales of common stock by one or both Sponsors in either a public or private sale to unaffiliated third parties. Only shares of our common stock that the Management Holders will be receiving in connection with the distribution by CDW Holdings of shares of our common stock to its members (plus the shares of common stock issuable upon exercise of the stock options granted to such Management Holder in connection with such distribution) are covered by the Stockholders Agreement. This agreement is described in “Certain transactions—Management, board member and sponsor equity arrangements—Stockholders Agreement.”

Registration rights

Upon the completion of this offering, the holders of approximately 137,000,000 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described under “Underwriting” in this prospectus.

Certain U.S. federal income and estate tax considerations for non-U.S. holders

Overview

The following is a general summary of certain U.S. federal income and estate tax consequences to non-U.S. holders, as defined below, of the purchase, ownership and disposition of shares of our common stock. This summary deals only with shares of common stock purchased in this offering that are held as capital assets (generally, property held for investment) by a non-U.S. holder.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust, but is not any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your own tax advisors.

This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, rulings and other administrative pronouncements and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.

This summary does not address all aspects of U.S. federal income and estate taxation. This summary does not deal with the alternative minimum tax or other federal taxes (such as gift tax) or with foreign, state or local tax or tax treaty considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate, a financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities or currencies, traders that elect to mark-to-market their securities, a “controlled foreign corporation,” a “passive foreign investment company,” an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-

through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

We have not sought and do not expect to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income and estate tax consequences for non-U.S. holders relating to the ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of shares of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction and any applicable tax treaty in light of your particular circumstances.

Dividends

In general, cash distributions on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our common stock (determined on a share-by-share basis), but not below zero, and then will be treated as gain from the sale of stock as described below under “Gain on disposition of shares of common stock.”

Dividends paid to a non-U.S. holder generally will be subject to a U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a U.S. trade or business (unless an applicable income tax treaty provides otherwise).

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of shares of common stock

Subject to the discussion below on backup withholding and FATCA withholding, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the “applicable period”).

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax at a rate of 30% on its effectively connected earnings and profits (subject to adjustments), unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain U.S. source capital losses.

We believe we are not currently a USRPHC and we do not anticipate becoming a USRPHC in the future. However, even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain not otherwise taxable only if such non-U.S. holder actually or constructively owned more than 5% of our outstanding common stock at any time during the applicable period. If we are or become a USRPHC and you actually or constructively owned more than 5% of our common stock at any time during the specified testing period, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information reporting and backup withholding

The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends will be reported annually to the IRS and to each such holder. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder generally will be subject to backup withholding (currently at a rate of 28%) with respect to dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a United States person (as defined under the Code) (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries unless such non-U.S. holder certifies under penalty of perjury that it is not a United States person (as defined under the Code), and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a United States person, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislation affecting taxation of common stock held by or through foreign entities

In addition to the withholding described above, legislation enacted in 2010, known as the Foreign Account Tax Compliance Act, or “FATCA,” generally imposes a withholding tax of 30% on dividend income from our common stock and on the gross proceeds of a sale or other disposition of our common stock, if the payments are made to a foreign entity, unless certain diligence, reporting, withholding and certification obligations and requirements are met. Recently finalized U.S. Treasury regulations delay the implementation of withholding under FATCA with respect to dividends until after December 31, 2013, and with respect to payments of gross proceeds until after December 31, 2016.

The withholding under FATCA may be avoided if (i) the foreign entity is a “foreign financial institution” (as defined in this legislation) and such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) the foreign entity is not a “foreign financial institution” and makes a certification identifying its substantial U.S. owners (as defined for this purpose) or makes a certification that such foreign entity does not have any substantial U.S. owners. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits.

Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our common stock.

U.S. federal estate tax

Shares of our common stock that are owned (or deemed to be owned) at the time of death by a non-U.S. holder who is an individual will be includable in such non-U.S. holder’s taxable estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Barclays Capital Inc. and Goldman, Sachs & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC	6,277,500
Barclays Capital Inc.	4,417,500
Goldman, Sachs & Co.	4,417,500
Deutsche Bank Securities Inc.	2,325,000
Morgan Stanley & Co. LLC	2,325,000
Robert W. Baird & Co. Incorporated.	930,000
Raymond James & Associates, Inc.	930,000
William Blair & Company, L.L.C.	465,000
Needham & Company, LLC	465,000
Stifel, Nicolaus & Company, Incorporated	465,000
Loop Capital Markets LLC	116,250
The Williams Capital Group, L.P.	116,250

Total	23,250,000

The underwriters are committed to purchase all of the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.561 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.187 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order, in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to purchase up to 3,487,500 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased pursuant to this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.935 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise

Per Share	$0.935	$0.935
Total	$21,738,750	$24,999,563

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3,500,000. We have agreed to reimburse the underwriters for all expenses relating to the clearance of this offering with the Financial Industry Regulation Authority (in an amount not to exceed $20,000). The underwriters have agreed to reimburse us for certain out-of-pocket expenses incurred in connection with this offering up to $900,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing (other than filings on Form S-8 relating to our employee benefit plans), or (ii) enter into any swap or other agreement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, for a period of 180 days after the date of this prospectus, subject to limited exceptions described below. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the immediately preceding paragraph will not apply to: (a) the shares to be sold pursuant to this prospectus, (b) the issuance of shares pursuant to the MPK Plan in effect on the date of this prospectus, (c) the grant of awards under equity incentive plans in effect on the date of this prospectus, (d) the filing of a registration statement on Form S-8 (or equivalent forms) in connection with an employee stock compensation plan or agreement in effect on the date of this prospectus, (e) the issuance of shares or other securities (including securities convertible into shares of common stock) in connection with the acquisition by us or any of our subsidiaries of the securities, businesses, properties or other assets of another person or entity or pursuant to any employee benefit plan assumed by us in connection with any such acquisition or (f) the issuance of shares or other securities (including securities convertible into shares of common stock) in connection with joint ventures, commercial relationships or other strategic transactions; provided that, in the case of clauses (e) and (f), the aggregate number of shares issued in all such acquisitions and transactions does not exceed 10% of our outstanding common stock following the offering contemplated by this prospectus and any recipients of such shares agree to be subject to the restrictions described in the immediately following paragraph.

Our directors, executive officers and the holders of substantially all of our common stock have entered into lock-up agreements with the underwriters pursuant to which each of these persons or entities for a period of 180 days after the date of this prospectus, have agreed not to, without the prior written consent of J.P. Morgan Securities LLC (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, subject to limited exceptions described below. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the immediately preceding paragraph will not apply to transactions relating to: (a) shares of common stock acquired in open market transactions after the completion of the offering contemplated by this prospectus, provided that no filing under the Exchange Act or other public announcement is required or is made voluntarily in connection with subsequent sales of such shares; (b) transfers or distributions of shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock (i) to an immediate family member or a trust formed for the benefit of an immediate family member, (ii) as a bona fide gift or gifts or by will or intestacy, (iii) in the case of a trust, to a trustor or beneficiary of the trust, or (iii) in the case of a corporation, limited liability company, partnership or other business entity (y) to another corporation, limited liability company, partnership or other business entity that is an affiliate of and controls or is controlled by such corporation, limited liability company, partnership or other business entity or (z) as part of a disposition, transfer, distribution or liquidation without consideration by such corporation, limited liability company, partnership or other business entity to its equity holders (including without limitation stockholders, unitholders, members or partners); provided that in the case of any transfer or distribution pursuant to clause (b), each donee or distributee agrees to be subject to the restrictions described in the immediately preceding paragraph; (c) the establishment of a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act, provided that no sales of common stock may occur under such plan and no public disclosure of any such action is required or is made voluntarily by any person prior to the expiration of the 180-day period referred to above; (d) the exercise of options to purchase shares of common stock pursuant to employee benefit plans disclosed in this prospectus, provided that any such shares of common stock received upon such exercise will be subject to the restrictions described in the immediately preceding paragraph; and (e) any transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of us (including voting in favor of any such transaction or taking any other action in connection with such transaction), provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, such shares of common stock will remain subject to the restrictions described in the immediately preceding paragraph.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our shares have been approved for listing on the NASDAQ Global Select Market under the symbol “CDW.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or slowing a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed (i) at persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) to high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in United Kingdom

Each underwriter has agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Other relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, treasury services, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Affiliates of certain underwriters act in various capacities under our Senior Credit Facilities and have received and will receive fees from us in the future. Under our ABL Facility, affiliates of J.P. Morgan Securities LLC serve as lender, administrative agent, joint lead arranger and joint bookrunner; affiliates of Barclays Capital Inc. serve as lender, joint bookrunner and co-documentation agent; affiliates of Morgan Stanley & Co. LLC serve as lender, joint bookrunner and co-documentation agent; and affiliates of Deutsche Bank Securities Inc. serve as lender, joint lead arranger, joint bookrunner, co-collateral agent and syndication agent. Under our Term Loan Facility, affiliates of Barclays Capital Inc. serve as lender, administrative agent, collateral agent, joint lead arranger and joint bookrunner; affiliates of Morgan Stanley & Co. LLC serve as joint lead arranger, joint bookrunner and co-syndication agent; affiliates of J.P. Morgan Securities LLC serve as joint lead arranger, joint bookrunner and co-syndication agent; affiliates of Goldman, Sachs & Co. serve as joint lead arranger, joint bookrunner and co-documentation agent; and affiliates of Deutsche Bank Securities Inc. serve as joint lead arranger, joint bookrunner and co-documentation agent. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In October 2007 and December 2007, affiliates of J.P. Morgan Securities LLC, one of the underwriters, invested in the Class A units of CDW Holdings through co-investment funds affiliated with the Sponsors. The affiliates of J.P. Morgan Securities LLC invested an aggregate of $78.159 million, which represents beneficial ownership of approximately 3.2% of our outstanding equity interests as of the date of this prospectus. The co-investment funds are parties to the Unitholders Agreement as described under “Certain transactions - Unitholders agreement.”

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may, at any time, hold, or recommend to clients that they acquire long and/or short positions in such securities and instruments.

Solebury consulting relationship

Pursuant to an engagement agreement, we engaged Solebury Capital LLC (“Solebury”), a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We agreed to pay Solebury, only upon successful completion of this offering, a fee of $750,000, plus an incentive fee of up to $125,000 payable at our sole discretion. We also agreed to reimburse Solebury for reasonable and documented out-of-pocket expenses up to a maximum of $25,000 and have provided indemnification of Solebury pursuant to the engagement agreement.

Solebury’s services include advice with respect to selection of underwriters for this offering, deal structure, fees and economics, modeling metrics and presentations and investor marketing. Solebury is not acting as an underwriter and has no contact with any public or institutional investor on behalf of us or the underwriters. In addition, Solebury will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking.

Legal matters

Kirkland & Ellis LLP, Chicago, Illinois, has passed upon the validity of the common stock offered hereby on our behalf. Some of the partners of Kirkland & Ellis LLP are, through various entities, investors in investment funds affiliated with Madison Dearborn. Kirkland & Ellis LLP represents entities affiliated with Madison Dearborn in connection with various legal matters. Certain legal matters have been passed upon for the underwriters by Winston & Strawn LLP, Chicago, Illinois.

Experts

The consolidated financial statements of CDW Corporation as of December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012 and December 31, 2011 included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of CDW Corporation for the year ended December 31, 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Changes in registrant’s certifying accountant

On June 22, 2011, our audit committee approved the dismissal of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

The report of PricewaterhouseCoopers LLP on our consolidated financial statements for the fiscal year ended December 31, 2010 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During our fiscal year ended December 31, 2010 and the interim reporting periods preceding the dismissal, there were no “disagreements” (as such term is described in Item 304(a)(1)(iv) of Regulation S-K) with PricewaterhouseCoopers LLP on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused PricewaterhouseCoopers LLP to make reference thereto in their reports on the consolidated financial statements for such years.

During the fiscal year ended December 31, 2010 and the interim reporting periods preceding the dismissal, there were no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

We provided PricewaterhouseCoopers LLP with a copy of the foregoing disclosures and requested that PricewaterhouseCoopers LLP furnish us with a letter addressed to the SEC whether or not it agreed with the above statements. A copy of such letter is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

In addition, on June 22, 2011, following a competitive process undertaken by our audit committee in accordance with its policy to review the appointment of our independent registered public accounting firm every five years, the audit committee approved the appointment of Ernst & Young LLP, effective June 22, 2011, as our independent registered public accounting firm for the fiscal year ending December 31, 2011. On June 22, 2011, Ernst & Young LLP accepted the engagement.

During the two most recent fiscal years and subsequent interim reporting periods before engaging Ernst & Young LLP, we did not consult Ernst & Young LLP regarding (1) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a “disagreement” (as such term is described in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” with PricewaterhouseCoopers LLP (as such term is described in Item 304(a)(1)(v) of Regulation S-K).

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (Reg. No. 333-187472) with respect to the common stock being offered hereby. This prospectus does not contain all of the information contained in the registration statement, including the exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the common stock being offered hereby. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete.

We file reports and other information with the SEC. You can inspect and copy these reports, and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You can obtain copies of these materials from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-202-551-8090 for further information on the operation of the public reference room. Our SEC filings will also be available to you on the SEC’s web site. The address of this site is http://www.sec.gov.

In addition, we make available, free of charge, on or through our web site, copies of such reports and other information. We maintain a web site at http://www.cdw.com. The information contained in or connected to our web site is not part of this prospectus.

2002-2012 Reconciliation

The following unaudited table sets forth reconciliations of GAAP net income (loss) to EBITDA and EBITDA to Adjusted EBITDA for the periods presented:

	Successor(i)						Predecessor(i)
	Years ended December 31,					Period from October 12, 2007 to December 31, 2007	Period from January 1, 2007 to October 11, 2007	Years ended December 31,
(in millions)	2012	2011	2010	2009	2008			2006	2005	2004	2003	2002

Net income (loss)	$119.0	$17.1	$(29.2)	$(373.4)	$(1,765.1)	$(40.3)	$174.3	$266.1	$272.1	$241.4	$175.2	$185.2
Depreciation and amortization	210.2	204.9	209.4	218.2	218.4	46.3	33.7	28.1	21.5	17.0	15.1	15.6
Income tax expense (benefit)	67.1	11.2	(7.8)	(87.8)	(12.1)	(18.5)	112.1	148.3	160.9	158.4	114.4	120.9
Interest expense (income), net	307.4	324.2	391.9	431.7	390.3	104.6	(16.8)	(19.8)	(15.2)	(9.0)	(7.2)	(9.5)

EBITDA	703.7	557.4	564.3	188.7	(1,168.5)	92.1	303.3	422.7	439.3	407.8	297.5	312.2

Non-cash equity-based compensation	22.1	19.5	11.5	15.9	17.8	4.2	7.5	15.8	—	—	—	—
Sponsor fees(ii)	5.0	5.0	5.0	5.0	5.0	2.0	—	—	—	—	—	—
Goodwill impairment	—	—	—	241.8	1,712.0	—	—	—	—	—	—	—
Consulting and debt-related professional fees	0.6	5.1	15.1	14.1	4.3	—	—	—	—	—	—	—
Net loss (gain) on extinguishments of long-term debt	17.2	118.9	(2.0)	—	—	—	—	—	—	—	—	—
Acquisition-related costs(iii)	—	—	—	—	—	26.7	144.4	—	—	3.9	22.3	—
Litigation settlement	—	—	—	—	—	—	—	25.0	—	—	—	—
Other adjustments(iv)	18.0	11.4	7.9	(0.1)	—	—	1.7	7.9	(0.2)	0.7	1.4	2.6

Adjusted EBITDA	$766.6	$717.3	$601.8	$465.4	$570.6	$125.0	$456.9	$471.4	$439.1	$412.4	$321.2	$314.8

(i)	On October 12, 2007, CDW Corporation, a then-newly-formed Delaware corporation indirectly controlled by the Sponsors, completed the Acquisition, pursuant to which it acquired CDW Corporation, an Illinois corporation (“Target”). For financial reporting purposes, we refer to Target and its subsidiaries prior to the Acquisition as the “Predecessor” and we refer to CDW Corporation and its subsidiaries (including Target) following the Acquisition as the “Successor.”

(ii)	Reflects historical fees paid to affiliates of the Sponsors under the Management Services Agreement. In connection with this offering, we will terminate the Management Services Agreement. See “Certain transactions—Management Services Agreement.”

(iii)	Non-cash equity based compensation expense of $25.3 million related to the Acquisition is included in Acquisition-related costs in the Predecessor period from January 1, 2007 to October 11, 2007.

(iv)	For Predecessor periods, Other adjustments includes equity compensation payroll taxes, certain severance costs in 2006, accelerated vesting of options in 2005, and incentive program accrual adjustments in 2005. For Successor periods, Other adjustments includes certain retention costs, equity investment income, a litigation loss in the fourth quarter of 2012, certain severance costs in 2009, and a gain related to the sale of the Informacast software and equipment in 2009.

R-1

Report of independent registered public accounting firm

Board of Directors and Shareholder

CDW Corporation

We have audited the accompanying consolidated balance sheets of CDW Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity (deficit) and cash flows for the years ended December 31, 2012 and December 31, 2011. Our audit also includes the financial statement schedule included in Schedule II for the information presented for the years ended December 31, 2012 and December 31, 2011. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CDW Corporation and subsidiaries at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years ended December 31, 2012 and December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CDW Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013, not included herein, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois

March 8, 2013

except for the disclosure of the term loan refinancing as described in Note 20, as to which the date is May 17, 2013, and except for the disclosure of the common stock split as described in Note 20 and the reporting and display of earnings per share as described in Note 12, as to which the date is June 13, 2013.

Report of independent registered public accounting firm

To the Board of Directors

and Shareholder of CDW Corporation:

In our opinion, the consolidated statements of operations, comprehensive income (loss), shareholders’ equity (deficit) and cash flows for the year ended December 31, 2010 present fairly, in all material respects, the results of operations and cash flows of CDW Corporation for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended December 31, 2010 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois

March 4, 2011, except for the effects of the revision discussed in Note 1 (not presented herein) and Note 5 (not presented herein) to the consolidated financial statements appearing under Item 8 of the Company’s 2011 annual report on Form 10-K, as to which the date is September 23, 2011 and, except for the earnings per share information included in the consolidated statement of operations and in Note 12 to the consolidated financial statements, as to which the date is March 21, 2013, and except for the effects of the stock split discussed in Note 20 as to which the date is June 13, 2013.

CDW Corporation and subsidiaries

Consolidated balance sheets

	December 31,
(in millions, except per-share amounts)	2012	2011

Assets

Current assets:
Cash and cash equivalents	$37.9	$99.9
Accounts receivable, net of allowance for doubtful accounts of $5.4 and $5.4, respectively	1,285.0	1,273.0
Merchandise inventory	314.6	321.7
Miscellaneous receivables	148.5	143.6
Deferred income taxes	14.1	24.6
Prepaid expenses and other	34.6	34.7

Total current assets	1,834.7	1,897.5
Property and equipment, net	142.7	154.3
Goodwill	2,209.3	2,208.4
Other intangible assets, net	1,478.5	1,636.0
Deferred financing costs, net	53.2	68.5
Other assets	1.6	3.0

Total assets	$5,720.0	$5,967.7

Liabilities and Shareholders’ Equity (Deficit)

Current liabilities:
Accounts payable-trade	$518.6	$517.8
Accounts payable-inventory financing	249.2	278.7
Current maturities of long-term debt	40.0	201.0
Deferred revenue	57.8	45.9

Accrued expenses:
Compensation	99.4	106.6
Interest	50.7	54.9
Sales taxes	22.6	23.1
Advertising	33.9	38.8
Other	96.0	92.6

Total current liabilities	1,168.2	1,359.4

Long-term liabilities:
Debt	3,731.0	3,865.0
Deferred income taxes	624.3	692.0
Accrued interest	8.0	13.0
Other liabilities	52.0	45.6

Total long-term liabilities	4,415.3	4,615.6

Commitments and contingencies

Shareholders’ equity (deficit):
Common shares, $0.01 par value, 286.1 shares authorized; 145.2 and 144.9 shares issued, respectively; 145.1 and 144.8 shares outstanding, respectively	1.4	1.4
Paid-in capital	2,207.7	2,184.7
Accumulated deficit	(2,073.0)	(2,191.3)
Accumulated other comprehensive income (loss)	0.4	(2.1)

Total shareholders’ equity (deficit)	136.5	(7.3)

Total liabilities and shareholders’ equity (deficit)	$5,720.0	$5,967.7

The accompanying notes are an integral part of the consolidated financial statements.

CDW Corporation and subsidiaries

Consolidated statements of operations

Years ended December 31,
(in millions, except per-share amounts)	2012	2011	2010

Net sales	$10,128.2	$9,602.4	$8,801.2
Cost of sales	8,458.6	8,018.9	7,410.4

Gross profit	1,669.6	1,583.5	1,390.8
Selling and administrative expenses	1,029.5	990.1	932.1
Advertising expense	129.5	122.7	106.0

Income from operations	510.6	470.7	352.7
Interest expense, net	(307.4)	(324.2)	(391.9)
Net (loss) gain on extinguishments of long-term debt	(17.2)	(118.9)	2.0
Other income, net	0.1	0.7	0.2

Income (loss) before income taxes	186.1	28.3	(37.0)
Income tax (expense) benefit	(67.1)	(11.2)	7.8

Net income (loss)	$119.0	$17.1	$(29.2)
Net income (loss) per common share
Basic	$0.82	$0.12	$(0.20)
Diluted	$0.82	$0.12	$(0.20)

Weighted-average number of common shares outstanding
Basic	145.1	144.8	144.4
Diluted	145.8	144.9	144.4

The accompanying notes are an integral part of the consolidated financial statements.

CDW Corporation and subsidiaries

Consolidated statements of comprehensive income (loss)

Years ended December 31,
(in millions)	2012	2011	2010

Net income (loss)	$119.0	$17.1	$(29.2)
Change in unrealized loss on interest rate swap agreements, net of tax	—	—	(32.1)
Reclassification of realized loss on interest rate swap agreements from accumulated other comprehensive loss to net income (loss), net of tax	—	1.9	47.3
Foreign currency translation adjustment	2.5	(1.8)	3.9

Other comprehensive income, net of tax	2.5	0.1	19.1

Comprehensive income (loss)	$121.5	$17.2	$(10.1)

The accompanying notes are an integral part of the consolidated financial statements.

CDW Corporation and subsidiaries

Consolidated statements of shareholders’ equity (deficit)

(in millions)	Total shareholders’ equity (deficit)	Common shares	Paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)

Balance at December 31, 2009	$(44.7)	$1.4	$2,154.0	$(2,178.8)	$(21.3)
Equity-based compensation expense	11.5	—	11.5	—	—
Accrued charitable contribution related to the MPK Coworker Incentive Plan II, net of tax	(0.2)	—	(0.2)	—	—
Net loss	(29.2)	—	—	(29.2)	—
Change in unrealized loss on interest rate swap agreements, net of tax	(32.1)	—	—	—	(32.1)
Reclassification of realized loss on interest rate swap agreements from accumulated other comprehensive loss to net loss, net of tax	47.3	—	—	—	47.3
Foreign currency translation adjustment	3.9	—	—	—	3.9

Balance at December 31, 2010	$(43.5)	$1.4	$2,165.3	$(2,208.0)	$(2.2)
Equity-based compensation expense	19.5	—	19.5	—	—
Investment from CDW Holdings LLC	1.0	—	1.0	—	—
Repurchase of common shares	(0.4)	—	—	(0.4)	—
Accrued charitable contribution related to the MPK Coworker Incentive Plan II, net of tax	(1.1)	—	(1.1)	—	—
Net income	17.1	—	—	17.1	—
Reclassification of realized loss on interest rate swap agreements from accumulated other comprehensive loss to net income, net of tax	1.9	—	—	—	1.9
Foreign currency translation adjustment	(1.8)	—	—	—	(1.8)

Balance at December 31, 2011	$(7.3)	$1.4	$2,184.7	$(2,191.3)	$(2.1)
Equity-based compensation expense	22.1	—	22.1	—	—
Investment from CDW Holdings LLC	2.8	—	2.8	—	—
Repurchase of common shares	(0.7)	—	—	(0.7)	—
Accrued charitable contribution related to the MPK Coworker Incentive Plan II, net of tax	(1.4)	—	(1.4)	—	—
Incentive compensation plan units withheld for taxes	(0.5)	—	(0.5)	—	—
Net income	119.0	—	—	119.0	—
Foreign currency translation adjustment	2.5	—	—	—	2.5

Balance at December 31, 2012	$136.5	$1.4	$2,207.7	$(2,073.0)	$0.4

The accompanying notes are an integral part of the consolidated financial statements.

CDW Corporation and subsidiaries

Consolidated statements of cash flows

Years ended December 31,
(in millions)	2012	2011	2010

Cash flows from operating activities:
Net income (loss)	$119.0	$17.1	$(29.2)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	210.2	204.9	209.4
Equity-based compensation expense	22.1	19.5	11.5
Deferred income taxes	(56.3)	(10.2)	(4.3)
Allowance for doubtful accounts	—	0.4	(1.3)
Amortization of deferred financing costs and debt premium	13.6	15.7	18.0
Net loss (gain) on extinguishments of long-term debt	17.2	118.9	(2.0)
Realized loss on interest rate swap agreements	—	2.8	51.5
Mark to market loss on interest rate derivatives	0.9	4.2	4.7
Net loss on sale and disposals of assets	0.1	0.3	0.7
Other	—	(0.6)	(0.6)

Changes in assets and liabilities:
Accounts receivable	(10.4)	(183.4)	(81.5)
Merchandise inventory	7.1	(29.0)	(34.9)
Other assets	(3.8)	50.3	(61.9)
Accounts payable-trade	0.8	(19.8)	269.3
Other current liabilities	(2.1)	39.6	77.8
Long-term liabilities	(1.0)	(16.0)	(3.5)

Net cash provided by operating activities	317.4	214.7	423.7

Cash flows from investing activities:
Capital expenditures	(41.4)	(45.7)	(41.5)
Cash settlements on interest rate swap agreements	—	(6.6)	(78.2)
Premium payments on interest rate cap agreements	(0.3)	(3.7)	(5.9)
Proceeds from sale of assets and other	—	—	0.2

Net cash used in investing activities	(41.7)	(56.0)	(125.4)

Cash flows from financing activities:
Proceeds from borrowings under revolving credit facility	289.0	1,295.0	770.8
Repayments of borrowings under revolving credit facility	(289.0)	(1,483.2)	(1,074.1)
Repayments of long-term debt	(201.0)	(132.0)	(16.5)
Proceeds from issuance of long-term debt	135.7	1,175.0	500.0
Payments to extinguish long-term debt	(243.2)	(1,175.0)	(518.6)
Payments of debt financing costs	(2.1)	(26.3)	(14.3)
Investment from CDW Holdings LLC, net	2.8	1.0	—
Net change in accounts payable-inventory financing	(29.5)	250.5	3.2
Repurchase of common shares	(0.7)	(0.4)	—
Principal payments under capital lease obligations	—	—	(0.6)

Net cash used in financing activities	(338.0)	(95.4)	(350.1)

Effect of exchange rate changes on cash and cash equivalents	0.3	—	0.4

Net (decrease) increase in cash and cash equivalents	(62.0)	63.3	(51.4)
Cash and cash equivalents—beginning of period	99.9	36.6	88.0

Cash and cash equivalents—end of period	$37.9	$99.9	$36.6

Supplementary disclosure of cash flow information:
Interest paid, including cash settlements on interest rate swap agreements	$(302.7)	$(332.9)	$(377.0)
Taxes (paid) refunded, net	$(123.2)	$20.9	$(48.0)

Non-cash investing and financing activities:
Capital expenditures accrued in accounts payable-trade	$0.5	$1.1	$—

The accompanying notes are an integral part of the consolidated financial statements.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

1. Description of business and summary of significant accounting policies

Description of business

CDW is a Fortune 500 company and a leading provider of integrated information technology (“IT”) solutions to small, medium and large business, government, education and healthcare customers in the U.S. and Canada. The Company’s offerings range from discrete hardware and software products to integrated IT solutions such as mobility, security, data center optimization, cloud computing, virtualization and collaboration.

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

On October 12, 2007, CDW Corporation, an Illinois corporation, was acquired through a merger transaction by an entity controlled by investment funds affiliated with Madison Dearborn Partners, LLC and Providence Equity Partners L.L.C. (the “Acquisition”). CDW Corporation continued as the surviving corporation and same legal entity after the Acquisition, but became a wholly owned subsidiary of VH Holdings, Inc., a Delaware corporation.

On December 31, 2009, CDW Corporation merged into CDWC LLC, an Illinois limited liability company owned by VH Holdings, Inc., with CDWC LLC as the surviving entity. This change had no impact on the operations or management of the Company. On December 31, 2009, CDWC LLC was renamed CDW LLC (“CDW LLC”). On August 17, 2010, VH Holdings, Inc. was renamed CDW Corporation (“Parent”).

Parent is owned directly by CDW Holdings LLC, a company controlled by investment funds affiliated with Madison Dearborn Partners, LLC and Providence Equity Partners L.L.C. (the “Equity Sponsors”), certain other co-investors and certain members of CDW management.

On August 6, 2010, CDW Finance Corporation, a Delaware corporation, was formed for the sole purpose of acting as a co-issuer of certain debt obligations as described in Note 7. CDW Finance Corporation is 100% owned by Parent and does not hold any material assets or engage in any business activities or operations.

Throughout this report, the terms “the Company” and “CDW” refer to Parent and its 100% owned subsidiaries.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Parent and its 100% owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make use of certain estimates and assumptions that affect the reported amounts

CDW Corporation and subsidiaries

Notes to consolidated financial statements

of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported periods. The Company bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current period presentation.

Cash and cash equivalents

Cash and cash equivalents include all deposits in banks and short-term (original maturities of three months or less), highly liquid investments that are readily convertible to known amounts of cash and are so near maturity that there is insignificant risk of changes in value due to interest rate changes.

Accounts receivable

Trade accounts receivable are recorded at the invoiced amount and typically do not bear interest. The Company provides allowances for doubtful accounts related to accounts receivable for estimated losses resulting from the inability of its customers to make required payments. The Company takes into consideration the overall quality of the receivable portfolio along with specifically identified customer risks.

Merchandise inventory

Inventory is valued at the lower of cost or market value. Cost is determined using a weighted-average cost method. Price protection is recorded when earned as a reduction to the cost of inventory. The Company decreases the value of inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value, based upon an aging analysis of the inventory on hand, specifically known inventory-related risks, and assumptions about future demand and market conditions.

Miscellaneous receivables

Miscellaneous receivables generally consist of amounts due from vendors. The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates, bid programs, price protection and other programs. These incentives generally relate to written vendor agreements with specified performance requirements and are recorded as adjustments to cost of sales or inventory, depending on the nature of the incentive.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Property and equipment

Property and equipment are stated at cost. The Company calculates depreciation expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their useful lives or the initial lease term. Expenditures for major renewals and improvements that extend the useful life of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The following table shows estimated useful lives of property and equipment:

Classification	Estimated useful lives

Machinery and equipment	5 to 10 years
Building and leasehold improvements	5 to 25 years
Computer and data processing equipment	3 to 5 years
Computer software	3 to 5 years
Furniture and fixtures	5 to 10 years

The Company has asset retirement obligations associated with commitments to return property subject to operating leases to original condition upon lease termination. The Company’s asset retirement liability was $0.5 million as of December 31, 2012 and 2011.

Goodwill and other intangible assets

The Company is required to perform an evaluation of goodwill on an annual basis or more frequently if circumstances indicate a potential impairment. The annual test for impairment is conducted as of December 1. The Company’s reporting units used to assess potential goodwill impairment are the same as its operating segments. The Company has the option of performing a qualitative assessment of a reporting unit’s fair value from the last quantitative assessment or performing a quantitative assessment by comparing a reporting unit’s estimated fair value to its carrying amount. Under the quantitative assessment, testing for impairment of goodwill is a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill to determine the amount of impairment loss. Fair value of a reporting unit is determined by using a weighted combination of an income approach and a market approach, as this combination is considered the most indicative of the Company’s fair value in an orderly transaction between market participants. This assessment uses significant accounting judgments, estimates and assumptions. Any changes in the judgments, estimates or assumptions used could produce significantly different results. During the years ended December 31, 2012, 2011 and 2010, the Company recorded no goodwill impairment charges. See Note 4 for more information on the Company’s evaluations of goodwill for impairment.

Intangible assets with determinable lives are amortized on a straight-line basis over their respective estimated useful lives. The cost of computer software developed or obtained for internal use is capitalized and amortized on a straight-line basis over the estimated useful life of the software. These intangible assets are reviewed for impairment when indicators are present

CDW Corporation and subsidiaries

Notes to consolidated financial statements

using undiscounted cash flows. The Company uses the undiscounted cash flows, excluding interest charges, to assess the recoverability of the carrying value of such assets. To the extent carrying value exceeds the undiscounted cash flows, an impairment loss is recorded based upon the excess of the carrying value over fair value. In addition, each quarter the Company evaluates whether events and circumstances warrant a revision to the remaining estimated useful life of each of these intangible assets. If the Company were to determine that a change to the remaining estimated useful life of an intangible asset was necessary, then the remaining carrying amount of the intangible asset would be amortized prospectively over that revised remaining useful life. During the years ended December 31, 2012, 2011 and 2010, no impairment existed with respect to the Company’s intangible assets with determinable lives and no significant changes to the remaining useful lives were necessary. The following table shows estimated useful lives of definite-lived intangible assets:

Classification	Estimated useful lives

Customer relationships	11 to 14 years
Trade name	20 years
Internally developed software	3 to 5 years
Other	1 to 10 years

Deferred financing costs

Deferred financing costs, such as underwriting, financial advisory, professional fees and other similar fees are capitalized and recognized in interest expense over the estimated life of the related debt instrument using the effective interest method or straight-line method, as applicable.

Derivatives

The Company has entered into interest rate cap and swap agreements for the purpose of economically hedging its exposure to fluctuations in interest rates. These derivatives are recorded at fair value in the Company’s consolidated balance sheets.

For the Company’s interest rate swap agreements designated as cash flow hedges of interest rate risk, the effective portion of the changes in fair value of the swaps is initially recorded as a component of accumulated other comprehensive loss in the Company’s consolidated balance sheets and is subsequently reclassified into interest expense, net in the Company’s consolidated statements of operations in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the swaps is recognized directly in earnings. In the Company’s consolidated statements of cash flows, hedge activities are classified according to the nature of the derivative.

For the Company’s interest rate swap and cap agreements not designated as cash flow hedges of interest rate risk, changes in fair value of the derivatives are recorded directly to interest expense, net in the Company’s consolidated statements of operations.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Fair value measurements

Fair value is defined under GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy has been established for valuation inputs to prioritize the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1—observable inputs such as quoted prices for identical instruments traded in active markets.

Level 2—inputs are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

Accumulated other comprehensive income (loss)

Unrealized gains or losses on derivatives designated as cash flow hedges and foreign currency translation adjustments are included in shareholders’ equity (deficit) under accumulated other comprehensive income (loss).

The components of accumulated other comprehensive income (loss) are as follows:

	December 31,
(in millions)	2012	2011	2010

Unrealized loss on interest rate swap agreements, net of taxes of $0, $0 and $0.9, respectively	$—	$—	$(1.9)
Foreign currency translation adjustment	0.4	(2.1)	(0.3)

Accumulated other comprehensive income (loss)	$0.4	$(2.1)	$(2.2)

Revenue recognition

The Company is a primary distribution channel for a large group of vendors and suppliers, including original equipment manufacturers (“OEMs”), software publishers and wholesale distributors. The Company records revenue from sales transactions when title and risk of loss are passed to the customer, there is persuasive evidence of an arrangement for sale, delivery has occurred and/or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. The Company’s shipping terms typically specify F.O.B. destination, at which time title and risk of loss have passed to the customer.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Revenues from the sales of hardware products or software products and licenses are generally recognized on a gross basis with the selling price to the customer recorded as sales and the acquisition cost of the product recorded as cost of sales. These items can be delivered to customers in a variety of ways, including (i) as physical product shipped from the Company’s warehouse, (ii) via drop-shipment by the vendor or supplier, or (iii) via electronic delivery for software licenses. At the time of sale, the Company records an estimate for sales returns and allowances based on historical experience. The Company’s vendor partners warrant most of the products the Company sells.

The Company leverages drop-shipment arrangements with many of its vendors and suppliers to deliver products to its customers without having to physically hold the inventory at its warehouses, thereby increasing efficiency and reducing costs. The Company recognizes revenue for drop-shipment arrangements on a gross basis upon delivery to the customer with contract terms that typically specify F.O.B. destination.

Revenue from professional services is either recognized as incurred for services billed at an hourly rate or recognized using a proportional performance model for services provided at a fixed fee. Revenue from Software as a Service arrangements, Infrastructure as a Service arrangements, and data center services, including internet connectivity, web hosting, server co-location and managed services, is recognized over the period service is provided.

The Company also sells certain products for which it acts as an agent. Products in this category include the sale of third-party services, warranties, software assurance (“SA”) or third-party hosted Software as a Service and Infrastructure as a Service arrangements. SA is a product that allows customers to upgrade, at no additional cost, to the latest technology if new applications are introduced during the period that the SA is in effect. These sales do not meet the criteria for gross sales recognition, and thus are recognized on a net basis at the time of sale. Under net sales recognition, the cost paid to the vendor or third-party service provider is recorded as a reduction to sales, resulting in net sales being equal to the gross profit on the transaction.

The Company’s larger customers are offered the opportunity by certain of its vendors to purchase software licenses and SA under enterprise agreements (“EAs”). Under EAs, customers are considered to be compliant with applicable license requirements for the ensuing year, regardless of changes to their employee base. Customers are charged an annual true-up fee for changes in the number of users over the year. With most EAs, the Company’s vendors will transfer the license and bill the customer directly, paying resellers such as the Company an agency fee or commission on these sales. The Company records these fees as a component of net sales as earned and there is no corresponding cost of sales amount. In certain instances, the Company bills the customer directly under an EA and accounts for the individual items sold based on the nature of the item. The Company’s vendors typically dictate how the EA will be sold to the customer.

From time to time, the Company sells some of its products and services as part of bundled contract arrangements containing multiple deliverables, which may include a combination of products and services. For each deliverable that represents a separate unit of accounting, revenue is allocated based upon the relative selling prices of each element as determined by the Company’s selling price for the deliverable when it is sold on a stand-alone basis.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

The Company records freight billed to its customers as net sales and the related freight costs as a cost of sales.

Deferred revenue includes (1) payments received from customers in advance of providing the product or performing services, and (2) amounts deferred if other conditions of revenue recognition have not been met.

The Company performs an analysis of the estimated number of days of sales in-transit to customers at the end of each period based on a weighted-average analysis of commercial delivery terms that includes drop-shipment arrangements. This analysis is the basis upon which the Company estimates the amount of sales in-transit at the end of the period and adjusts revenue and the related costs to reflect only what has been received by the customer. Changes in delivery patterns may result in a different number of business days used in making this adjustment and could have a material impact on the Company’s revenue recognition for the period.

Sales taxes

Sales tax amounts collected from customers for remittance to governmental authorities are presented on a net basis in the Company’s consolidated statements of operations.

Advertising

Advertising costs are generally charged to expense in the period incurred. Cooperative reimbursements from vendors are recorded in the period the related advertising expenditure is incurred. The Company classifies vendor consideration as a reduction of cost of sales.

Equity-based compensation

The Company measures all equity-based payments using a fair-value-based method and records compensation expense over the requisite service period in its consolidated financial statements. Forfeiture rates have been developed based upon historical experience.

Interest expense

Interest expense is typically recognized in the period incurred at the applicable interest rate in effect. For increasing-rate debt, the Company determines the periodic interest cost using the effective interest method over the estimated outstanding term of the debt. The difference between interest expense recorded and cash interest paid is reflected as short-term or long-term accrued interest in the Company’s consolidated balance sheets.

Foreign currency translation

The Company’s functional currency is the U.S. dollar. The functional currency of the Company’s Canadian subsidiary is the local currency, the Canadian dollar. Assets and liabilities of this subsidiary are translated at the spot rate in effect at the applicable reporting date and the

CDW Corporation and subsidiaries

Notes to consolidated financial statements

consolidated results of operations are translated at the average exchange rates in effect during the applicable period. The resulting foreign currency translation adjustment is recorded as accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders’ equity (deficit).

Income taxes

Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company performs an evaluation of the realizability of deferred tax assets on a quarterly basis. This evaluation requires its use of estimates and assumptions and considers all positive and negative evidence and factors, such as the scheduled reversal of temporary differences, the mix of earnings in the jurisdictions in which the Company operates, and prudent and feasible tax planning strategies.

The Company accounts for unrecognized tax benefits based upon its assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company reports a liability for unrecognized tax benefits resulting from unrecognized tax benefits taken or expected to be taken in a tax return and recognizes interest and penalties, if any, related to its unrecognized tax benefits in income tax expense.

2. Recent accounting pronouncements

Testing goodwill for impairment

In September 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-08 which was intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. If an entity concludes that it is more likely than not that a reporting unit’s fair value is equal to or greater than its carrying amount using the qualitative assessment, the entity would not be required to perform the two-step goodwill impairment test for that reporting unit. This update was effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Presentation of comprehensive income

In June 2011, the FASB issued ASU 2011-05, which amended guidance on the presentation of comprehensive income. The new guidance eliminated the option to present the components of other comprehensive income as part of the statement of shareholders’ equity. It required an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Subsequently, the FASB issued ASU 2011-12 in December 2011, which deferred changes in ASU 2011-05 that relate to the

CDW Corporation and subsidiaries

Notes to consolidated financial statements

presentation of reclassification adjustments between other comprehensive income and net income. The guidance did not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. These updates were to be applied retrospectively and were effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted ASU 2011-05 and ASU 2011-12 as of January 1, 2012. As this guidance impacts presentation only, the adoption did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Fair value measurements

In May 2011, the FASB issued ASU 2011-04. The new guidance resulted in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards (“IFRS”). The new guidance did not extend the use of fair value accounting, but provided guidance on how it should be applied where its use is already required or permitted by other standards within GAAP or IFRS. This update was effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance on January 1, 2012 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3. Property and equipment

Property and equipment consisted of the following:

	December 31,
(in millions)	2012	2011

Land	$27.7	$27.7
Machinery and equipment	50.9	48.3
Building and leasehold improvements	104.0	102.1
Computer and data processing equipment	56.4	49.7
Computer software	30.2	29.2
Furniture and fixtures	21.6	20.3
Construction in progress	11.9	17.0

Total property and equipment	302.7	294.3
Less accumulated depreciation	160.0	140.0

Net property and equipment	$142.7	$154.3

During 2012, 2011 and 2010, the Company recorded disposals of $12.2 million, $10.5 million and $11.4 million, respectively, to remove assets that were no longer in use from property and equipment. The Company recorded a pre-tax loss of $0.1 million, $0.3 million and $0.7 million in 2012, 2011 and 2010, respectively, for certain disposed assets that were not fully depreciated.

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $32.0 million, $31.3 million and $38.3 million, respectively.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

4. Goodwill and other intangible assets

As described in Note 1, the Company is required to perform an evaluation of goodwill on an annual basis or more frequently if circumstances indicate a potential impairment. The annual test for impairment is conducted as of December 1. The Company’s reporting units used to assess potential goodwill impairment are the same as its operating segments. The Company has two reportable segments: Corporate, which is comprised primarily of business customers, and Public, which is comprised of government entities and education and healthcare institutions. The Company also has two other operating segments, CDW Advanced Services and Canada, which do not meet the reportable segment quantitative thresholds and, accordingly, are combined together as “Other” for segment reporting purposes. The Company has the option of performing a qualitative assessment of a reporting unit’s fair value from the last quantitative assessment or performing a quantitative assessment by comparing a reporting unit’s estimated fair value to its carrying amount. Under the quantitative assessment, testing for impairment of goodwill is a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill to determine the amount of impairment loss. Fair value of a reporting unit is determined by using a weighted combination of an income approach and a market approach, as this combination is considered the most indicative of the Company’s fair value in an orderly transaction between market participants. Under the income approach, the Company determined fair value based on estimated future cash flows of a reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. Under the market approach, the Company utilized valuation multiples derived from publicly available information for guideline companies to provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. The valuation multiples were applied to the reporting units. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates, gross margins, operating margins, discount rates and future market conditions, among others.

December 1, 2012 evaluation

The Company performed its annual evaluation of goodwill as of December 1, 2012. All reporting units passed the first step of the goodwill evaluation (with the fair value exceeding the carrying value by 49%, 44%, 104% and 17% for the Corporate, Public, Canada and CDW Advanced Services reporting units, respectively) and, accordingly, the Company was not required to perform the second step of the goodwill evaluation.

To determine the fair value of the reporting units, the Company used a 75%/25% weighting of the income approach and market approach, respectively. Under the income approach, the Company estimated future cash flows of each reporting unit based on internally generated forecasts for the remainder of 2012 and the next six years. The Company used a 3.5% long-term assumed consolidated annual revenue growth rate for periods after the six-year forecast. The estimated future cash flows for the Corporate and Public reporting units were discounted at

CDW Corporation and subsidiaries

Notes to consolidated financial statements

11.5%; cash flows for the Canada and CDW Advanced Services reporting units were discounted at 11.8% and 12.0%, respectively, based on the future growth rates assumed in the discounted cash flows.

December 1, 2011 evaluation

The Company performed its annual evaluation of goodwill as of December 1, 2011. All reporting units passed the first step of the goodwill evaluation (with the fair value exceeding the carrying value by 43%, 27%, 159% and 17% for the Corporate, Public, Canada and CDW Advanced Services reporting units, respectively) and, accordingly, the Company was not required to perform the second step of the goodwill evaluation.

To determine the fair value of the reporting units, the Company used a 75%/25% weighting of the income approach and market approach, respectively. Under the income approach, the Company estimated future cash flows of each reporting unit based on internally generated forecasts for the remainder of 2011 and the next six years. The Company used a 3.5% long-term assumed consolidated annual revenue growth rate for periods after the six-year forecast. The estimated future cash flows for the Corporate, Public and CDW Advanced Services reporting units were discounted at 11.5%; cash flows for the Canada reporting unit were discounted at 12.0% based on the future growth rates assumed in the discounted cash flows.

December 1, 2010 evaluation

The Company performed its annual evaluation of goodwill as of December 1, 2010. All reporting units passed the first step of the goodwill evaluation (with the fair value exceeding the carrying value by 16%, 17%, 55% and 64%, for the Corporate, Public, Canada and CDW Advanced Services reporting units, respectively) and, accordingly, the Company was not required to perform the second step of the goodwill evaluation.

To determine the fair value of the reporting units, the Company used a 75%/25% weighting of the income approach and market approach, respectively. Under the income approach, the Company estimated future cash flows of each reporting unit based on internally generated forecasts for the remainder of 2010 and the next six years. The Company used a 5% long-term assumed consolidated annual revenue growth rate for periods after the six-year forecast. The estimated future cash flows for the Corporate, Public and Canada reporting units were discounted at 12.0%; cash flows for the CDW Advanced Services reporting unit were discounted at 13.0% given inherent differences in the business model and risk profile.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

The following table presents the change in goodwill by segment for the years ended December 31, 2012 and 2011:

(in millions)	Corporate	Public	Other(1)	Consolidated

Balances as of December 31, 2010:
Goodwill	$2,794.4	$1,261.4	$107.1	$4,162.9
Accumulated impairment charges	(1,571.4)	(354.1)	(28.3)	(1,953.8)

	$1,223.0	$907.3	$78.8	$2,209.1

2011 Activity:
Translation adjustment	$—	$—	$(0.7)	$(0.7)

	$—	$—	$(0.7)	$(0.7)

Balances as of December 31, 2011:
Goodwill	$2,794.4	$1,261.4	$106.4	$4,162.2
Accumulated impairment charges	(1,571.4)	(354.1)	(28.3)	(1,953.8)

	$1,223.0	$907.3	$78.1	$2,208.4

2012 Activity:
Translation adjustment	$—	$—	$0.9	$0.9

	$—	$—	$0.9	$0.9

Balances as of December 31, 2012:
Goodwill	$2,794.4	$1,261.4	$107.3	$4,163.1
Accumulated impairment charges	(1,571.4)	(354.1)	(28.3)	(1,953.8)

	$1,223.0	$907.3	$79.0	$2,209.3

(1)	Other is comprised of CDW Advanced Services and Canada reporting units.

The following table presents a summary of intangible assets at December 31, 2012 and 2011:

(in millions)
December 31, 2012	Gross carrying amount	Accumulated amortization	Net carrying amount

Customer relationships	$1,861.7	$733.3	$1,128.4
Trade name	421.0	109.9	311.1
Internally developed software	97.4	60.1	37.3
Other	3.3	1.6	1.7

Total	$2,383.4	$904.9	$1,478.5

December 31, 2011
Customer relationships	$1,861.4	$593.2	$1,268.2
Trade name	421.0	88.8	332.2
Internally developed software	77.1	43.3	33.8
Other	3.3	1.5	1.8

Total	$2,362.8	$726.8	$1,636.0

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Amortization expense related to intangible assets for the years ended December 31, 2012, 2011 and 2010 was $178.2 million, $173.5 million and $171.1 million, respectively.

Estimated future amortization expense related to intangible assets for the next five years is as follows:

Years ending December 31,
(in millions)

2013	$177.4
2014	173.6
2015	166.3
2016	162.2
2017	161.6

5. Inventory financing agreements

The Company has entered into agreements with certain financial intermediaries to facilitate the purchase of inventory from various suppliers under certain terms and conditions, as described below. These amounts are classified separately as accounts payable-inventory financing on the accompanying consolidated balance sheets. The Company does not incur any interest expense associated with these agreements as balances are paid when they are due.

The following table presents the amounts included in accounts payable-inventory financing:

Years ended December 31,
(in millions)	2012	2011

Revolving Loan inventory financing agreement	$248.3	$240.7
Other inventory financing agreements	0.9	38.0

Accounts payable-inventory financing	$249.2	$278.7

The Company maintains a senior secured asset-based revolving credit facility as described in Note 7, which incorporates a $400.0 million floorplan sub-facility to facilitate the purchase of inventory from a certain vendor. In connection with the floorplan sub-facility, the Company maintains an inventory financing agreement on an unsecured basis with a financial intermediary to facilitate the purchase of inventory from this vendor (the “Revolving Loan inventory financing agreement”). Amounts outstanding under the Revolving Loan inventory financing agreement are unsecured and non-interest bearing. At December 31, 2012 and 2011, the Company reported $248.3 million and $240.7 million, respectively, for this agreement within accounts payable-inventory financing on the consolidated balance sheets.

The Company also maintains other inventory financing agreements with financial intermediaries to facilitate the purchase of inventory from certain vendors. During the first quarter of 2012, the Company terminated one of these agreements; amounts owed for subsequent purchases of this product line are included in accounts payable-trade on the consolidated balance sheet. At December 31, 2011, $30.3 million owed under this agreement was reported within accounts payable-inventory financing on the consolidated balance sheet.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

At December 31, 2012 and 2011, amounts owed under other inventory financing agreements of $0.9 million and $7.7 million, respectively, were collateralized by the inventory purchased under these financing agreements and a second lien on the related accounts receivable. The remaining amounts owed under other inventory financing agreements were not collateralized.

6. Lease commitments

The Company is obligated under various non-cancelable operating lease agreements for office facilities that generally provide for minimum rent payments and a proportionate share of operating expenses and property taxes and include certain renewal and expansion options. For the years ended December 31, 2012, 2011 and 2010, rent expense under these lease arrangements was $22.4 million, $21.6 million and $23.9 million, respectively.

During the year ended December 31, 2011, the Company extinguished its capital lease liability of $0.9 million and recorded a net pre-tax gain of $0.6 million in its consolidated statement of operations.

Future minimum lease payments are as follows:

Years ending December 31,
(in millions)

2013	$18.3
2014	18.3
2015	17.6
2016	13.1
2017	10.6
Thereafter	28.3

Total future minimum lease payments	$106.2

CDW Corporation and subsidiaries

Notes to consolidated financial statements

7. Long-term debt

Long-term debt was as follows:

		December 31,
(dollars in millions)	Interest rate(1)	2012	2011

Senior secured asset-based revolving credit facility	—	$—	$—
Senior secured term loan facility	3.9%	1,339.5	1,540.5
Senior secured notes due 2018	8.0%	500.0	500.0
Senior notes due 2019	8.5%	1,305.0	1,175.0
Unamortized premium on senior notes due 2019		5.0	—
Senior subordinated notes due 2017	12.535%	621.5	721.5
Senior notes due 2015	—	—	129.0

Total long-term debt		3,771.0	4,066.0
Less current maturities of long-term debt		(40.0)	(201.0)

Long-term debt, excluding current maturities		$3,731.0	$3,865.0

(1)	Weighted-average interest rate as of December 31, 2012.

As of December 31, 2012, the Company was in compliance with the covenants under its various credit agreements and indentures as described below. Under the indentures governing the Senior Notes and Senior Secured Notes, which contain the most restrictive restricted payment provisions in the Company’s various credit agreements and indentures, CDW LLC and its restricted subsidiaries are generally restricted from paying dividends and making other restricted payments unless CDW LLC could incur an additional dollar of indebtedness under its fixed charges ratio covenant and the amount of such dividend or other restricted payment, together with the amount of all other dividends and restricted payments made from January 1, 2011 through the end of the most recently ended fiscal quarter, is less than 50% of consolidated net income (less 100% of any consolidated net loss), adjusted for certain items, plus the amount of certain other items occurring during that period that increase (and in some cases decrease) the amounts available for such payments. At December 31, 2012, the amount of consolidated net income free of restrictions under the credit agreements and indentures was $146.7 million.

Senior secured asset-based revolving credit facility (“Revolving Loan”)

At December 31, 2012, the Company had no outstanding borrowings under the Revolving Loan, $1.7 million of undrawn letters of credit and $275.9 million reserved related to the floorplan sub-facility.

On June 24, 2011, the Company entered into the Revolving Loan, a new five-year $900.0 million senior secured asset-based revolving credit facility, with the facility being available to the Company for borrowings, issuance of letters of credit and floorplan financing for certain vendor products. The Revolving Loan matures on June 24, 2016, subject to an acceleration provision discussed below. The Revolving Loan replaced the Company’s previous revolving loan credit facility that was to mature on October 12, 2012. The Revolving Loan (i) increased the overall revolving credit facility capacity available to the Company from $800.0 million to $900.0 million, (ii) increased the

CDW Corporation and subsidiaries

Notes to consolidated financial statements

maximum aggregate amount of increases that may be made to the revolving credit facility from $100.0 million to $200.0 million, (iii) added a maturity acceleration provision based upon excess cash availability whereby the Revolving Loan may mature 45 days prior to the maturity of the non-extended portion of the Company’s senior secured term loan facility, if excess cash availability does not exceed the outstanding borrowings of the subject maturing debt at the time of the test plus $150.0 million, (iv) increased the fee on the unused portion of the revolving credit facility from 25 basis points to either 37.5 or 50 basis points, depending on the amount of utilization, (v) increased the applicable interest rate margin, and (vi) incorporated a $300.0 million floorplan sub-facility, which was increased to $400.0 million on August 2, 2011. In connection with the termination of the previous facility, the Company recorded a loss on extinguishment of long-term debt of $1.6 million in the Company’s consolidated statement of operations for the year ended December 31, 2011, representing a write-off of a portion of unamortized deferred financing costs. Fees of $7.2 million related to the Revolving Loan were capitalized as deferred financing costs and are being amortized over the term of the facility on a straight-line basis.

As described in Note 5, the Company has entered into agreements with certain financial intermediaries to facilitate the purchase of inventory from various suppliers. In connection with the floorplan sub-facility, the Company entered into the Revolving Loan inventory financing agreement. Amounts outstanding under the Revolving Loan inventory financing agreement are unsecured and noninterest bearing. The Company will either pay the outstanding Revolving Loan inventory financing agreement amounts when they become due, or the Revolving Loan’s administrative agent will automatically initiate an advance on the Revolving Loan and use the proceeds to pay the balance on the due date. As of December 31, 2012, the financial intermediary reported an outstanding balance of $267.9 million under the Revolving Loan inventory financing agreement, which did not reflect payments the Company made on December 31, 2012. The total amount reported on the Company’s consolidated balance sheet as accounts payable-inventory financing related to the Revolving Loan inventory financing agreement is $19.6 million less than the $267.9 million owed to the financial intermediary due to differences in the timing of reporting activity under the Revolving Loan inventory financing agreement. The outstanding balance reported by the financial intermediary excludes $8.0 million in reserves for open orders that reduce the availability under the Revolving Loan. Changes in cash flows from the Revolving Loan inventory financing agreement are reported in financing activities on the Company’s consolidated statement of cash flows.

Borrowings under the Revolving Loan bear interest at a variable interest rate plus an applicable margin. The variable interest rate is based on one of two indices, either (i) LIBOR, or (ii) the Alternate Base Rate (“ABR”) with the ABR being the greatest of (a) the prime rate, (b) the federal funds effective rate plus 50 basis points or (c) the one-month LIBOR plus 1.00%. The applicable margin varies (2.00% to 2.50% for LIBOR borrowings and 1.00% to 1.50% for ABR borrowings) depending upon the Company’s average daily excess cash availability under the agreement and is subject to a reduction of 0.25% if, and for as long as, the senior secured leverage ratio is less than 3.0. The senior secured leverage ratio is defined as the ratio of senior secured debt (including amounts owed under certain inventory floorplan arrangements and capital leases) less cash and cash equivalents, to Adjusted EBITDA, a non-GAAP measure, for the four most recently ended fiscal quarters. For the four quarters ended December 31, 2012, the senior secured leverage ratio was 2.4.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Availability under the Revolving Loan is limited to (a) the lesser of the revolving commitment of $900.0 million and the amount of the borrowing base less (b) outstanding borrowings, letters of credit, and amounts outstanding under the Revolving Loan inventory financing agreement plus a reserve of 15% of open orders. The borrowing base is (a) the sum of the products of the applicable advance rates on eligible accounts receivable and on eligible inventory as defined in the agreement less (b) any reserves. At December 31, 2012, the borrowing base was $1,018.2 million based on the amount of eligible inventory and accounts receivable balances as of November 30, 2012. The Company could have borrowed up to an additional $622.4 million under the Revolving Loan at December 31, 2012.

CDW LLC is the borrower under the Revolving Loan. All obligations under the Revolving Loan are guaranteed by Parent and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries. Borrowings under the Revolving Loan are collateralized by a first priority interest in inventory (excluding inventory collateralized under the inventory floorplan arrangements as described in Note 5), deposits, and accounts receivable, and a second priority interest in substantially all other assets. The Revolving Loan contains negative covenants that, among other things, place restrictions and limitations on the ability of Parent and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make distributions or other restricted payments, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates. The Revolving Loan also includes maintenance of a minimum average daily excess cash availability requirement. Should the Company fall below the minimum average daily excess cash availability requirement for five consecutive business days, the Company becomes subject to a fixed charge coverage ratio until such time as the daily excess cash availability requirement is met for 30 consecutive business days.

Senior secured term loan facility (“Term Loan”)

At December 31, 2012, the outstanding principal amount of the Term Loan was $1,339.5 million, with $421.3 million of non-extended loans due October 10, 2014 and $918.2 million of extended loans due July 15, 2017. The effective weighted-average interest rate on Term Loan principal amounts outstanding on December 31, 2012 was 3.9% per annum.

Borrowings under the Term Loan bear interest at either (a) the ABR plus a margin; or (b) LIBOR plus a margin. The margin is based on the Company’s senior secured leverage ratio as defined in the amended agreement evidencing the Term Loan. Effective with the March 2011 amendment discussed below, the margins were reduced on extended loans. For ABR borrowings, the applicable margin varies within a range of 2.50% to 3.00% for non-extended loans and 1.75% to 2.25% for extended loans. For LIBOR borrowings, the applicable margin varies within a range of 3.50% to 4.00% for non-extended loans and 2.75% to 3.25% for extended loans.

On March 11, 2011, the Company entered into an amendment to the Term Loan, which became effective on March 14, 2011. This amendment, among other things: (i) reduced the margins with respect to extended loans, (ii) established a LIBOR floor of 1.25% and an ABR floor of 2.25% with

CDW Corporation and subsidiaries

Notes to consolidated financial statements

respect to extended loans, (iii) reset the start date for accumulating restricted payments that count against the general limit of $25.0 million and (iv) provided a 1% prepayment premium for certain repayments or re-pricings of any extended loans for the six-month period following the effective date of the amendment. In connection with this amendment, the Company recorded a loss on extinguishment of long-term debt of $3.2 million in the Company’s consolidated statement of operations for the year ended December 31, 2011. This loss represented a write-off of a portion of the unamortized deferred financing costs related to the Term Loan.

The Term Loan requires the Company to make certain mandatory prepayments of principal amounts under certain circumstances, including (i) a prepayment in an amount equal to 50% of the Company’s excess cash flow for a fiscal year (the percentage rate of which decreases to 25% when the total net leverage ratio, as defined in the governing agreement, is less than or equal to 5.5 but greater than 4.5; and decreases to 0% when the total net leverage ratio is less than or equal to 4.5), and (ii) the net cash proceeds from the incurrence of certain additional indebtedness by the Company or its subsidiaries. Excess cash flow is defined as Adjusted EBITDA, plus items such as reductions in working capital, less items such as increases in working capital, certain taxes paid in cash, interest that will be paid in cash, capital expenditures and repayment of long-term indebtedness. A mandatory prepayment of approximately $40.0 million will be due in 2013 under the excess cash flow provision with respect to the year ended December 31, 2012. The payment is due within ten business days of filing this report with the SEC. On January 30, 2013, the Company made an optional prepayment of $40.0 million aggregate principal amount. The prepayment was allocated on a pro rata basis between the extended and non-extended loans. The optional prepayment satisfied the excess cash flow payment requirement. The Company was required to make a mandatory prepayment of $201.0 million under the excess cash flow provision with respect to the year ended December 31, 2011. The requirement was satisfied through $180.0 million of optional prepayments in February 2012 and $21.0 million of mandatory prepayments in March 2012. The prepayments were allocated on a pro rata basis between the extended and non-extended loans. On March 16, 2011, the Company made a mandatory prepayment of $132.0 million with respect to the year ended December 31, 2010, under the excess cash flow provision.

CDW LLC is the borrower under the Term Loan. All obligations under the Term Loan are guaranteed by Parent and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries. The Term Loan is collateralized by a second priority interest in substantially all inventory (excluding inventory collateralized under the inventory floorplan arrangements as described in Note 5), deposits, and accounts receivable, and by a first priority interest in substantially all other assets. The Term Loan contains negative covenants that, among other things, place restrictions and limitations on the ability of Parent and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make distributions or other restricted payments, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates. The Term Loan also includes a senior secured leverage ratio requirement. The senior secured leverage ratio is required to be maintained on a quarterly basis. Compliance may be determined after giving effect to a designated equity contribution to the Company to be included in the calculation of

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Adjusted EBITDA. The senior secured leverage ratio for the four quarters ended December 31, 2012 was required to be at or below 6.75. For the four quarters ended December 31, 2012, the senior secured leverage ratio was 2.4.

The Company is required to maintain interest rate derivative arrangements to fix or cap the interest rate on at least 50% of the outstanding principal amount of the Term Loan through maturity, subject to certain limitations currently in effect. With the interest rate cap agreements in effect at December 31, 2012 as described in Note 8, the Company has satisfied this requirement through January 14, 2015.

8.0% Senior Secured Notes due 2018 (“Senior Secured Notes”)

The Senior Secured Notes were issued on December 17, 2010 and will mature on December 15, 2018. At December 31, 2012, the outstanding principal amount of the Senior Secured Notes was $500.0 million.

CDW LLC and CDW Finance Corporation are the co-issuers of the Senior Secured Notes and the obligations under the notes are guaranteed by Parent and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries. The Senior Secured Notes are secured on a pari passu basis with the Term Loan by a second priority interest in substantially all inventory (excluding inventory collateralized under the inventory floorplan arrangements as described in Note 5), deposits, and accounts receivable, and by a first priority interest in substantially all other assets. The Senior Secured Note indenture contains negative covenants that, among other things, place restrictions and limitations on the ability of Parent and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make distributions or other restricted payments, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates. The Senior Secured Note indenture does not contain any financial covenants.

11.0% Senior Exchange Notes due 2015 (“Senior Exchange Notes”); 11.5% / 12.25% senior PIK election exchange notes due 2015 (“PIK Election Notes” together with the Senior Exchange Notes, the “Senior Notes due 2015”)

At December 31, 2012, there were no outstanding Senior Notes due 2015.

On April 13, 2011, the Company completed a cash tender offer (the “Initial Senior Notes due 2015 Tender Offer”) and purchased $665.1 million aggregate principal amount of Senior Notes due 2015 comprised of $519.2 million of the Senior Exchange Notes and $145.9 million of the PIK Election Notes. The Company concurrently issued $725.0 million aggregate principal amount of Senior Notes (as defined below). The proceeds from this offering, together with cash on hand and borrowings under the then-outstanding revolving loan credit facility, were used to fund the purchase of the tendered Senior Notes due 2015, including $665.1 million aggregate principal amount of Senior Notes due 2015, $59.9 million in tender offer premium and $36.5 million of accrued and unpaid interest, along with transaction fees and expenses.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

On May 20, 2011, the Company completed a follow-on cash tender offer (the “Follow-on Senior Notes due 2015 Tender Offer,” and together with the Initial Senior Notes due 2015 Tender Offer, the “Senior Notes due 2015 Tender Offers”) and purchased an additional $412.8 million aggregate principal amount of Senior Notes due 2015 comprised of $321.4 million of the Senior Exchange Notes and $91.4 million of the PIK Election Notes. The Company concurrently issued $450.0 million in aggregate principal amount of additional Senior Notes. The proceeds from this offering, together with cash on hand and borrowings under the then-outstanding revolving loan credit facility, were used to fund the purchase of the tendered Senior Notes due 2015, including $412.8 million aggregate principal amount of Senior Notes due 2015, $37.2 million in tender offer premium and $4.5 million of accrued and unpaid interest, along with transaction fees and expenses.

In connection with the Senior Notes due 2015 Tender Offers, the Company recorded a loss on extinguishment of long-term debt of $114.1 million in the Company’s consolidated statement of operations for the year ended December 31, 2011. This loss represented $97.0 million in tender offer premiums and $17.1 million for the write-off of a portion of the unamortized deferred financing costs related to the Senior Notes due 2015. In connection with the issuance of Senior Notes, fees of $19.1 million were capitalized as deferred financing costs and are being amortized over the term of the notes using the effective interest method.

On February 2, 2012, the Company commenced a tender offer to purchase any and all of the remaining $129.0 million aggregate principal amount of Senior Notes due 2015. On February 17, 2012, the Company accepted for purchase $120.6 million aggregate principal amount of the outstanding Senior Notes due 2015 that were tendered. On March 5, 2012, the Company accepted for purchase an additional $0.1 million aggregate principal amount of the outstanding Senior Notes due 2015 that were tendered prior to the expiration of the tender offer on March 2, 2012. On March 19, 2012, the Company redeemed the remaining $8.3 million aggregate principal amount that was not tendered.

The Company funded the purchases and redemptions of the Senior Notes due 2015 with the issuance of $130.0 million aggregate principal amount of additional Senior Notes on February 17, 2012. The proceeds from this issuance, together with cash on hand and borrowings under the Revolving Loan, funded the payment of $129.0 million aggregate principal amount of Senior Notes due 2015, $7.9 million in tender and redemption premiums and $5.0 million of accrued and unpaid interest, along with transaction fees and expenses.

In connection with these transactions, the Company recorded a loss on extinguishment of long-term debt of $9.4 million in the Company’s consolidated statement of operations for the year ended December 31, 2012. This loss represented $7.9 million in tender and redemption premiums and $1.5 million for the write-off of the remaining unamortized deferred financing costs related to the Senior Notes due 2015.

8.5% Senior Notes due 2019 (“Senior Notes”)

As discussed above, on April 13, 2011, the Company issued $725.0 million principal amount of Senior Notes and on May 20, 2011, the Company issued an additional $450.0 million principal

CDW Corporation and subsidiaries

Notes to consolidated financial statements

amount of Senior Notes. The proceeds from these issuances together with cash on hand and borrowings under the then-outstanding revolving loan credit facility were used to fund the Senior Notes due 2015 Tender Offers.

On February 17, 2012, the Company issued $130.0 million aggregate principal amount of additional Senior Notes at an issue price of 104.375% of par. The $5.7 million premium received is reported on the consolidated balance sheet as an addition to the face amount of the Senior Notes and is being amortized as a reduction of interest expense over the term of the related debt. At December 31, 2012, the outstanding principal amount of Senior Notes was $1,305.0 million, excluding $5.0 million in unamortized premium. The Senior Notes mature on April 1, 2019.

CDW LLC and CDW Finance Corporation are the co-issuers of the Senior Notes. Obligations under the Senior Notes are guaranteed on an unsecured senior basis by Parent and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries. The Senior Notes contain negative covenants that, among other things, place restrictions and limitations on the ability of Parent and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make distributions or other restricted payments, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates. The Senior Notes do not contain any financial covenants.

12.535% Senior Subordinated Exchange Notes due 2017 (“Senior Subordinated Notes”)

At December 31, 2012, the outstanding principal amount of the Senior Subordinated Notes was $621.5 million. The Senior Subordinated Notes have a maturity date of October 12, 2017.

On December 21, 2012, the Company redeemed $100.0 million aggregate principal amount of Senior Subordinated Notes at a redemption price that was 106.268% of the principal amount redeemed. Cash on hand was used to fund the redemption of $100.0 million aggregate principal amount, $6.3 million of redemption premium and $2.3 million in accrued and unpaid interest. In connection with this redemption, the Company recorded a loss on extinguishment of long-term debt of $7.8 million in the Company’s consolidated statement of operations for the year ended December 31, 2012. This loss represented $6.3 million in redemption premium and $1.5 million for the write-off of a portion of the unamortized deferred financing costs related to the Senior Subordinated Notes.

On March 10, 2010, one of the Company’s 100% owned subsidiaries purchased $28.5 million of principal amount of Senior Subordinated Notes for a purchase price of $18.6 million. The Company recorded a gain on the extinguishment of long-term debt of $9.2 million in the Company’s consolidated statement of operations for the year ended December 31, 2010 related to this repurchase. In May 2010, the $28.5 million in principal amount of senior subordinated debt that were repurchased were exchanged for increasing rate notes and subsequently surrendered to the indenture trustee for cancellation.

CDW LLC and CDW Finance Corporation are the co-issuers of the Senior Subordinated Notes. Obligations under the Senior Subordinated Notes are guaranteed on an unsecured senior basis by

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Parent and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries. The Senior Subordinated Notes contain negative covenants that, among other things, place restrictions and limitations on the ability of Parent and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make distributions or other restricted payments, create liens, make equity or debt investments, make acquisitions, engage in mergers or consolidations, or engage in certain transactions with affiliates. The Senior Subordinated Notes do not contain any financial covenants.

Long-term debt maturities

As of December 31, 2012, the maturities of long-term debt were as follows:

Years ending December 31, (in millions)

2013	$40.0
2014	408.7
2015	—
2016	—
2017	1,512.3
Thereafter	1,805.0

$3,766.0

See Note 20 for a description of refinancing transactions completed during 2013.

Fair value

The fair value of the Company’s long-term debt instruments at December 31, 2012 was $3,970.0 million. The fair value of the Senior Secured Notes, Senior Notes and Senior Subordinated Notes is estimated using quoted market prices for identical assets or liabilities that are traded in over-the-counter secondary markets that are not considered active. The fair value of the Term Loan is estimated using dealer quotes for identical assets or liabilities in markets that are not considered active. Consequently, the Company’s long-term debt is classified as Level 2 within the fair value hierarchy.

At December 31, 2012, the carrying value of the Company’s long-term debt was $3,766.0 million, excluding $5.0 million in unamortized premium.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Deferred financing costs

The following table summarizes the deferred financing costs activity for the years ended December 31, 2012 and 2011:

Years ended December 31,
(in millions)	2012	2011

Beginning balance	$68.5	$79.7
Additional costs capitalized	2.1	26.3
Recognized in interest expense	(14.4)	(15.7)
Write-off of unamortized deferred financing costs	(3.0)	(21.8)

Ending balance	$53.2	$68.5

As of December 31, 2012 and December 31, 2011, the weighted-average remaining life of unamortized deferred financing costs was 5.1 and 5.9 years, respectively.

8. Derivative instruments and hedging activities

The Company is exposed to interest rate risk associated with fluctuations in the interest rates on its floating-rate debt. In order to manage the risk associated with changes in interest rates on borrowings under the Term Loan, the Company has entered into interest rate derivative agreements to economically hedge a portion of the cash flows associated with the Term Loan.

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate fluctuations. To accomplish these objectives, the Company uses interest rate caps and swaps as part of its interest rate risk management strategy. Interest rate caps involve the receipt of floating-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium. Interest rate swaps involve the receipt of floating-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

Interest rate cap agreements

In November 2012, the Company entered into six interest rate cap agreements with a combined $650.0 million notional amount. Under these agreements, the Company made premium payments totaling $0.3 million to the counterparties in exchange for the right to receive payments from them of the amount, if any, by which three-month LIBOR exceeds 1.5% during the agreement period. The cap agreements are effective from January 14, 2013 through January 14, 2015.

During 2011, the Company entered into four interest rate cap agreements with a combined $500.0 million notional amount. Under these agreements, the Company made premium payments totaling $3.7 million to the counterparties in exchange for the right to receive payments from them of the amount, if any, by which three-month LIBOR exceeds 3.5% during the agreement period. The cap agreements are effective from January 14, 2013 through January 14, 2015.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

In 2010, the Company entered into four interest rate cap agreements with a combined $1,100.0 million notional amount. Under these agreements, the Company made premium payments totaling $5.9 million to the counterparties in exchange for the right to receive payments from them of the amount, if any, by which three-month LIBOR exceeds 3.5% during the agreement period. The cap agreements are effective from January 14, 2011 through January 14, 2013.

These cap agreements have not been designated as cash flow hedges of interest rate risk for GAAP accounting purposes. Instead, the interest rate cap agreements are recorded at fair value on the Company’s consolidated balance sheet each period, with changes in fair value recorded directly to interest expense, net in the Company’s consolidated statements of operations.

Interest rate swap agreements

There were no interest rate swaps outstanding as of December 31, 2012 or 2011. On January 14, 2011, the Company’s two existing interest rate swap agreements terminated. The interest rate swaps hedged a portion of the cash flows associated with the Term Loan. On October 24, 2007, the Company entered into the first swap agreement with a notional amount of $1,500.0 million, and later amended this swap agreement effective July 14, 2009. On November 27, 2007, the Company entered into the second interest rate swap agreement with a notional amount of $700.0 million, which was reduced to $500.0 million as of January 14, 2010.

For the Company’s interest rate swaps designated as cash flow hedges of interest rate risk for GAAP accounting purposes, the effective portion of the changes in fair value of the swaps was initially recorded as a component of accumulated other comprehensive loss on the Company’s consolidated balance sheets and subsequently reclassified into interest expense, net on the Company’s consolidated statements of operations in the period that the hedged forecasted transaction affected earnings. The ineffective portion of the change in fair value of the swaps was recognized directly in interest expense, net. For the Company’s interest rate swap not designated as a cash flow hedge of interest rate risk, changes in fair value of the swap were recorded directly to interest expense, net in the Company’s consolidated statements of operations.

Both of the Company’s interest rate swaps were initially designated as cash flow hedges. However, as a result of the amendment to the $1,500.0 million interest rate swap agreement, the Company prospectively discontinued the hedge accounting on the original interest rate swap agreement. Simultaneously, the Company designated the amended interest rate swap agreement as a cash flow hedge. On December 17, 2010, the Company discontinued the hedge accounting on the amended $1,500.0 million interest rate swap agreement as a result of an amendment to the Term Loan. The Company continued to report the net loss related to the discontinued cash flow hedges in accumulated other comprehensive loss, which was reclassified into earnings on a straight-line basis through January 14, 2011.

There was no loss reclassified into earnings during the year ended December 31, 2012. The amount of the loss reclassified into earnings during the years ended December 31, 2011 and 2010 was $2.1 million and $38.2 million, respectively.

The Company utilized the hypothetical derivative method to measure hedge ineffectiveness each period for interest rate swaps designated as cash flow hedges and recorded any ineffectiveness

CDW Corporation and subsidiaries

Notes to consolidated financial statements

directly in interest expense, net. The Company recognized no gains or losses due to hedge ineffectiveness during the years ended December 31, 2012 and 2011, respectively. The Company recognized a net non-cash gain of $62.2 million due to hedge ineffectiveness during the year ended December 31, 2010.

The following table summarizes the classification and fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2012 and 2011:

	Balance sheet location	Derivative assets		Derivative liabilities
		December 31,		December 31,
(in millions)		2012	2011	2012	2011

Derivatives not designated as hedging instruments
Interest rate cap agreements	Other assets	$0.1	$0.7	$—	$—

Derivative instruments carried at fair value as of December 31, 2012 were classified in the fair value hierarchy as follows:

(in millions)
	Level 1	Level 2	Level 3	Total

Interest rate cap agreements	$—	$0.1	$—	$0.1

The fair value of the Company’s interest rate caps is classified as Level 2 in the hierarchy. The valuation of the interest rate cap agreements is derived by using a discounted cash flow analysis on the expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. This analysis reflects the contractual terms of the cap agreements, including the period to maturity, and uses observable market-based inputs, including LIBOR curves and implied volatilities. The Company also incorporates credit valuation adjustments to appropriately reflect the respective counterparty’s nonperformance risk in the fair value measurements. The counterparty credit spreads are based on publicly available credit information obtained from a third party credit data provider.

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010 was as follows:

Derivatives not designated as hedging instruments

	Amount of loss recognized in interest expense, net
(in millions)	2012	2011	2010

Interest rate cap agreements	$(0.9)	$(4.2)	$(4.7)

Total	$(0.9)	$(4.2)	$(4.7)

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Derivatives designated as hedging instruments

	Amount of loss recognized in other comprehensive income (effective portion)
(in millions)	2012	2011	2010

Interest rate swap agreements	$—	$—	$(35.7	)(2)

Total	$—	$—	$(35.7)

	Amount of loss reclassified from accumulated other comprehensive loss into interest expense, net (effective portion)
	2012	2011		2010

Interest rate swap agreements	$—	$(2.8	)(1)	$(77.3	)(3)

Total	$—	$(2.8)		$(77.3)

	Amount of gain recognized in interest expense, net (ineffective portion)
(in millions)	2012	2011	2010

Interest rate swap agreements	$—	$—	$25.8	(4)

Total	$—	$—	$25.8

(1)	The Company reclassified realized losses of $2.8 million from accumulated other comprehensive loss to net income, or $1.9 million net of tax as reflected on the Company’s consolidated statement of shareholders’ equity (deficit).

(2)	The Company recorded changes in unrealized losses of $35.7 million in accumulated other comprehensive loss. A net amount of $32.1 million was reflected in the consolidated statement of shareholders’ equity (deficit), primarily due to a deferred tax adjustment of $3.8 million applied to a portion of this amount.

(3)	The Company reclassified realized losses of $77.3 million from accumulated other comprehensive loss to net loss, or $47.3 million net of tax as reflected in the consolidated statement of shareholders’ equity (deficit).

(4)	The Company recorded a net, non-cash gain of $25.8 million in earnings, primarily comprised of the $62.2 million gain representing the cumulative change in the fair value of the amended swap, partially offset by the $38.2 million of loss reclassified to earnings related to the discontinued and de-designated swaps.

The Company had no derivative instruments with credit-risk-related contingent features that were in a liability position as of December 31, 2012.

9. Income taxes

Income (loss) before income taxes was taxed under the following jurisdictions:

Years ended December 31,
(in millions)	2012	2011	2010

Domestic	$170.3	$11.4	$(48.8)
Foreign	15.8	16.9	11.8

Total	$186.1	$28.3	$(37.0)

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Components of the income tax expense (benefit) consisted of the following:

Years ended December 31,
(in millions)	2012	2011	2010

Current:
Federal	$110.3	$17.9	$(10.6)
State	8.0	(0.6)	4.3
Foreign	5.1	4.1	2.8

Total current	123.4	21.4	(3.5)

Deferred:
Domestic	(56.2)	(9.9)	(3.5)
Foreign	(0.1)	(0.3)	(0.8)

Total deferred	(56.3)	(10.2)	(4.3)

Income tax expense (benefit)	$67.1	$11.2	$(7.8)

The reconciliation between the statutory tax rate expressed as a percentage of income (loss) before income taxes and the effective tax rate is as follows:

Years ended December 31,
(dollars in millions)	2012		2011		2010

Statutory federal income tax rate	$65.1	35.0%	$9.9	35.0%	$(13.0)	35.0%
State taxes, net of federal effect	0.4	0.2%	(3.4)	(11.8)%	0.9	(2.5)%
Equity-based compensation	5.7	3.1%	5.1	17.9%	3.9	(10.4)%
Effect of rates different than statutory	(1.4)	(0.8)%	(1.1)	(4.0)%	(0.4)	1.0%
Valuation allowance	—	—	(0.9)	(3.1)%	0.9	(2.5)%
Other	(2.7)	(1.5)%	1.6	5.7%	(0.1)	0.5%

Effective tax rate	$67.1	36.0%	$11.2	39.7%	$(7.8)	21.1%

CDW Corporation and subsidiaries

Notes to consolidated financial statements

The tax effect of temporary differences that give rise to the net deferred income tax liability is presented below:

Years ended December 31,
(in millions)	2012	2011

Deferred Tax Assets:
Deferred interest	$58.3	$63.6
State net operating loss and credit carryforwards, net	18.0	14.6
Payroll and benefits	16.7	12.9
Equity compensation plans	10.3	7.5
Accounts receivable	4.2	4.4
Charitable contribution carryforward	4.1	9.0
Deferred financing costs	2.3	2.7
Interest rate caps/hedge agreements	1.8	2.6
Trade credits	1.8	2.4
Other	8.4	10.3

Total deferred tax assets	125.9	130.0

Deferred Tax Liabilities:
Software and intangibles	551.4	607.7
Deferred income	146.3	146.4
Property and equipment	29.3	35.1
Other	9.1	8.2

Total deferred tax liabilities	736.1	797.4
Deferred tax asset valuation allowance	—	—

Net deferred tax liability	$610.2	$667.4

The Company has state income tax net operating loss carryforwards of $203.9 million, which will expire at various dates from 2013 through 2031 and state tax credit carryforwards of $12.9 million, which expire at various dates from 2015 through 2017.

The Company has not provided for U.S. federal income taxes or tax benefits on the undistributed earnings of its international subsidiary because such earnings are reinvested and it is currently intended that they will continue to be reinvested indefinitely. At December 31, 2012, the Company has not provided for federal income taxes on earnings of approximately $40 million from its international subsidiary.

GAAP provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return. The Company has no unrecognized tax benefits at December 31, 2012 and 2011.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2012	2011	2010

Balance as of January 1	$—	$—	$11.3
Additions for tax positions related to current year	—	—	—
Additions for tax positions with respect to prior years	—	—	—
Reductions for tax positions with respect to prior years	—	—	(11.3)

Reductions for tax positions as a result of:
Settlements	—	—	—
Lapse of statute of limitations	—	—	—

Balance as of December 31	$—	$—	$—

In the ordinary course of business, the Company is subject to review by domestic and foreign taxing authorities, including the Internal Revenue Service (“IRS”). The Company is currently under examination by the IRS for the years 2008 through 2010. In general, the Company is no longer subject to examination by the IRS, state and local or foreign taxing authorities for tax years prior to 2008. Various other taxing authorities are in the process of auditing income tax returns of the Company and its subsidiaries. The Company does not anticipate that any adjustments from the audits would have a material impact on its consolidated financial position, results of operations or cash flows.

The Company accrues net interest and penalties related to unrecognized tax benefits in income tax expense in its consolidated statements of operations. For the years ended December 31, 2012, 2011 and 2010, the Company had no liability recorded for the payment of interest and penalties on unrecognized tax benefits and did not recognize any such interest and penalty expense.

10. CDW Holdings LLC equity

The Board of Managers of CDW Holdings LLC adopted the CDW Holdings LLC 2007 Incentive Equity Plan (the “Plan”) for coworkers, managers, consultants and advisors of the Company and its subsidiaries. The Plan permits a committee designated by the Board of Managers of CDW Holdings LLC (the “Committee”) to grant or sell to any participant Class A Common Units or Class B Common Units of CDW Holdings LLC in such quantity, at such price, on such terms and subject to such conditions that are consistent with the Plan and as established by the Committee. The rights and obligations of CDW Holdings LLC and the holders of its Class A Common Units and Class B Common Units are generally set forth in the CDW Holdings LLC limited liability company agreement, the CDW Holdings LLC unitholders agreement, and the individual Class A Common Unit and Class B Common Unit purchase/grant agreements entered into with the respective unitholders.

On the closing date of the Acquisition (“the Closing Date”), certain eligible management investors purchased 44,028 Class A Common Units and acquired 8,578 Deferred Units. The remaining 2,089,295 Class A Common Units were purchased by the Equity Sponsors and certain other co-investors. The Class A Common Units are not subject to vesting. CDW Holdings LLC and the Equity Sponsors have the right, but not the obligation, to repurchase Class A Common Units

CDW Corporation and subsidiaries

Notes to consolidated financial statements

from Management Investors in certain circumstances. In addition, certain Management Investors have the right to require CDW Holdings LLC to repurchase limited amounts of Class A Common Units in the event of death or disability.

All remaining Deferred Units were converted to CDW Holdings LLC Class A Common Units during the year ended December 31, 2012.

11. Equity-based compensation

Equity-based compensation plan descriptions

CDW has established certain equity-based compensation plans for the benefit of the Company’s coworkers and senior management.

Class B Common Units

As described in Note 10, the Board of Managers of CDW Holdings LLC adopted the Plan pursuant to which CDW makes grants of Class B Common Units to senior management. The Plan limits the number of Class B Common Units that can be sold or granted to 250,000 units. As of December 31, 2012, 216,483 Class B Common Units had been granted and were outstanding.

The Class B Common Units that were granted vest daily on a pro rata basis between the date of grant and the fifth anniversary thereof and are subject to repurchase by, with respect to vested units, or forfeiture to, with respect to unvested units, the Company upon the coworker’s separation from service as set forth in each holder’s Class B Common Unit Grant Agreement.

Subject to certain limitations, immediately prior to a sale of the Company (as defined in each holder’s Class B Common Unit Grant Agreement), all unvested Class B Common Units shall immediately vest and become vested Class B Common Units, if the unit holder was continuously employed or providing services to the Company or its subsidiaries as of such date.

On June 30, 2011, the Board of Managers approved the terms of a modified Class B Common Unit grant agreement with John A. Edwardson, who retired as the Company’s Chief Executive Officer effective October 1, 2011 but continued to serve as Chairman of the Board through December 31, 2012. In accordance with this agreement, Mr. Edwardson’s unvested Class B Common Units continued to vest beyond his separation date as he remained employed by the Company through December 31, 2012, resulting in a modification of the grants for accounting purposes. As a result of this modification, the Company recorded incremental equity-based compensation expense of $6.6 million and $3.3 million during the years ended December 31, 2012 and 2011, respectively.

In the first quarter of 2010, the Board of Managers made certain changes to the CDW Holdings Limited Liability Company Agreement (“LLC Agreement”). The restated LLC Agreement was revised largely to eliminate the capital preference on the Class A Common Units in connection with the reduction of the participation threshold for certain outstanding Class B Common Units to $0.01 from $1,000. The modification of outstanding Class B Common Units was effective March 10, 2010. Under the revised Class B Common Unit agreement, the units vest daily on a pro rata basis commencing January 1, 2010 and continuing through December 31, 2014. As part of

CDW Corporation and subsidiaries

Notes to consolidated financial statements

the modification, vesting was reset on those units that previously had vested, subjecting them to a new five-year vesting period. There were 140,428 Class B Common Units modified that were held by 101 coworkers. The total incremental compensation cost resulting from the modification of $8.4 million, or $60.00 per unit, is being recognized over the new vesting period. The $60.00 per unit modification cost was determined as a difference in value of the modified Class B Common Units ($120.00) and the value of the Class B Common Units immediately prior to the modification ($60.00). The Company adopted a bifurcated method of accounting for the modification whereby the compensation cost associated with the original grant of the modified units continues to be expensed over the original vesting period.

MPK II Units

The Company agreed with Michael P. Krasny, CDW Corporation founder and former chairman and CEO, to establish the MPK Coworker Incentive Plan II (the “MPK Plan”) for the benefit of all of the coworkers of the Company other than members of senior management that received incentive equity awards under the Plan on October 15, 2007.

The MPK Plan consisted of a cash award component, and in the case of coworkers hired on or prior to January 1, 2007, a long-term incentive award component. The cash award component, an expense of CDW Corporation prior to the Acquisition, entitled each participant to a one-time cash bonus payment, which was paid in December 2007. The long-term incentive award component established an “account” for each eligible participant which was notionally credited with a number of Class A Common Units of CDW Holdings LLC on October 15, 2007, the day the plan was established. As of December 31, 2012, there were 66,137 notional units granted and outstanding under the MPK Plan.

The notional units credited to participants’ accounts are unvested and subject to forfeiture as set forth in the MPK Plan. Participants become fully vested on the earlier of (1) the date which is three months following the 10th anniversary of the effective date of the MPK Plan, and (2) the later of the date such participant attains age 62 and the date such participant has reached 10 years of service with the Company and its subsidiaries. Participants will also become fully vested upon termination of employment due to death or disability (as defined in the MPK Plan). Vesting can be accelerated upon certain events including a sale of the Company or an initial public offering, each as defined in the MPK Plan.

The Company has agreed with Mr. Krasny to contribute the fair market value of all awards that are forfeited under the MPK Plan to a charitable foundation. The Company has also agreed to contribute to the charitable foundation an amount equal to the tax benefits the Company derives in connection with settlements/payouts to participants under the MPK Plan. At the Company’s election, these contributions may be made in the form of cash or equity interests of CDW Holdings LLC or the Company or, in the case of the tax benefit payment, a subordinated promissory note of the Company in the event a cash payment is prohibited under a financing agreement.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Valuation and expense information

The Company attributes the value of equity-based compensation awards to the various periods during which the recipient must perform services in order to vest in the award using the straight-line method.

The grant date fair value of Class B Common Unit grants is calculated using the Option-Pricing Method. This method considers Class A Common Units and Class B Common Units as call options on the total equity value, giving consideration to liquidation preferences and conversion of the preferred units. Such Class A Common Units and Class B Common Units are modeled as call options that give their owners the right, but not the obligation, to buy the underlying equity value at a predetermined (or exercise) price. Class B Common Units are considered to be call options with a claim on equity value at an exercise price equal to the remaining value immediately after the Class A Common Units and Class B Common Units with a lower participation threshold are liquidated. The Option-Pricing Method is highly sensitive to key assumptions, such as the volatility assumption. As such, the use of this method can be applied when the range of possible future outcomes is difficult to predict.

The following table summarizes the assumptions and resulting fair value of the Class B Common Unit grants for the years ended December 31, 2012, 2011 and 2010:

Years ended December 31,
(dollars in millions)	2012	2011	2010

Weighted-Average Grant Date Fair Value	$125.65	$148.89	$130.45
Weighted-Average Volatility	65.26%	82.87%	97.86%
Weighted-Average Risk-Free Rate	0.19%	0.84%	2.32%
Dividend Yield	0.00%	0.00%	0.00%

The Company calculated the expected future volatility based upon an assessment of the two-year, five-year and implied volatility for the Company’s selected peer group, adjusted for the Company’s leverage.

The risk-free interest rate of return used is based on a composite U.S. Treasury rate. The Company does not currently pay a dividend; therefore, the dividend yield is 0.00%.

Notional units granted under the MPK Plan were valued on the grant date at $1,000 per unit, the fair value equivalent of the Class A Common Units at the time the awards were granted.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

The following table sets forth the summary of equity plan activity for the year ended December 31, 2012:

Equity awards	Class B common units(1)		MPK plan units(1)(2)

Outstanding at January 1, 2012	202,908		70,113
Granted	16,008		—
Forfeited	(1,615)		(3,366	)(3)
Repurchased/Settled	(818	)(4)	(610	)(4)

Outstanding at December 31, 2012	216,483		66,137

Vested at December 31, 2012	115,198		450	(5)

(1)	The weighted-average grant date fair market value for Class B Common Units granted during the period ended December 31, 2012 is $125.65. The weighted-average grant date fair market value for outstanding Class B Common Units inclusive of the $60.00 per unit impact of the March 2010 modification and the impact of the June 2011 modification for Mr. Edwardson is $260.26. The weighted-average grant date fair market value for outstanding MPK Plan Units is $1,000.

(2)	Represents units notionally credited to participants’ accounts.

(3)	The Company contributes the fair market value of awards forfeited under the plan to a charitable foundation. The contribution is generally made in the quarter following that in which the units are forfeited. As of December 31, 2012, the Company owed a contribution for 777 units.

(4)	Represents Class B Common Units that were repurchased by the Company from former participants and the settlement of vested MPK Plan Units through the issuance of Class A Common Units in exchange for the vested MPK Plan Units.

(5)	Represents MPK Plan Units that have vested but not yet converted to Class A Common Units.

As of December 31, 2012, the Company estimated there was $30.8 million of total unrecognized compensation cost related to nonvested equity-based compensation awards granted under the equity plans. That anticipated cost is expected to be recognized over the weighted-average period of 4.5 years. In the event of an initial public offering of the Company’s shares, the vesting of certain equity awards will accelerate, resulting in the acceleration of the related compensation expense during the period such event occurs.

The Company’s net income (loss) included $22.1 million, $19.5 million and $11.5 million of compensation cost and $2.3 million, $1.9 million and $0.1 million of income tax benefits related to the Company’s equity-based compensation arrangements for the years ended December 31, 2012, 2011 and 2010, respectively. No portion of equity-based compensation was capitalized. Equity-based compensation cost included incremental expense of $6.6 million and $3.3 million related to the Class B Common Unit modification for Mr. Edwardson for the years ended December 31, 2012 and 2011, respectively. During the year ended December 31, 2010, the Company recognized a $5.3 million reduction to equity-based compensation expense due to a change in the cumulative forfeiture rate assumed with respect to the MPK Plan.

12. Earnings (loss) per share

The numerator for both basic and diluted earnings (loss) per share is net income (loss). The denominator for basic earnings (loss) per share is the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding MPK Plan Units and Deferred Units is reflected in the denominator for diluted earnings (loss) per share using the

CDW Corporation and subsidiaries

Notes to consolidated financial statements

treasury stock method. Class B Common Units are not dilutive as no incremental common shares are issued upon vesting or repurchase by the Company.

The following is a reconciliation of basic shares to diluted shares:

	December 31,

(in millions)	2012	2011	2010

Weighted-average shares - basic	145.1	144.8	144.4
Effect of dilutive securities	0.7	0.1	—

Weighted-average shares - diluted	145.8	144.9	144.4

For the years ended December 31, 2011 and 2010, diluted earnings (loss) per share excludes the impact of 4.3 million and 4.7 million potential common shares, respectively, as their inclusion would have had an anti-dilutive effect. There were no potential common shares excluded from diluted earnings per share for the year ended December 31, 2012.

13. Deferred compensation plan

On March 10, 2010, in connection with the Company’s purchase of $28.5 million of the principal amount of its outstanding senior subordinated debt as described in Note 7, the Company established the Restricted Debt Unit Plan (the “RDU Plan”), an unfunded nonqualified deferred compensation plan. Participants in the RDU Plan were granted Restricted Debt Units (“RDUs”) that entitle the participant to a proportionate share of payments under the RDU Plan, determined by dividing the number of RDUs held by the participant by the total number of RDUs outstanding. The total number of RDUs that can be granted under the RDU Plan is 28,500. At December 31, 2012, 26,174 RDUs were outstanding.

RDUs vest daily on a pro rata basis through December 31, 2014. Vesting ceases upon separation from service except in certain conditions as set forth in the RDU Plan. All outstanding RDUs become vested immediately prior to a sale of the Company. Upon completion of the vesting period, December 31, 2014, or earlier in the case of a sale of the Company, any unallocated RDUs will be allocated to participants on a pro rata basis according to each participant’s total RDUs.

The total amount of compensation available to be paid under the RDU Plan is based on two components, a principal component and an interest component. The principal component credits the RDU Plan with an amount equal to the $28.5 million face value of the Company’s senior subordinated debt. Payment of the principal component of the RDU Plan will be made on October 12, 2017, unless accelerated due to a sale of the Company. By December 31, 2014, amounts accrued under the RDU Plan are expected to equal the present value of future principal payments, plus any unpaid accrued interest thereon. The interest component credits the RDU Plan with amounts equal to the interest expense on $28.5 million principal of the senior subordinated debt from March 10, 2010 through October 12, 2017. Payments totaling $5.6 million, $0.9 million, and $1.6 million were made to participants of the RDU Plan in January, April and October of 2012, respectively. Payments under the RDU Plan may be impacted if certain significant events occur or circumstances change that would impact the financial condition or structure of the Company.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Compensation expense of $8.4 million, $8.1 million, and $7.1 million related to the RDU Plan was recognized in the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, total unrecognized compensation expense of approximately $17.7 million related to the RDU Plan is expected to be recognized over the next 2.0 years.

At December 31, 2012 and 2011, the Company had $15.5 million and $15.2 million of liabilities related to the RDU Plan recorded on the consolidated balance sheets, respectively.

14. Profit sharing and 401(k) plan

The Company has a profit sharing plan that includes a salary reduction feature established under the Internal Revenue Code Section 401(k) covering substantially all coworkers. Company contributions to the profit sharing plan are made in cash and determined at the discretion of the Board of Directors. For the years ended December 31, 2012, 2011 and 2010, the amounts charged to expense for this plan totaled $14.6 million, $15.3 million and $10.4 million, respectively.

15. Commitments and contingencies

The Company is party to various legal proceedings that arise in the ordinary course of its business, which include commercial, intellectual property, employment, tort and other litigation matters. The Company is also subject to audit by federal, state and local authorities, by various partners and large customers, including government agencies, relating to purchases and sales under various contracts. In addition, the Company is subject to indemnification claims under various contracts. From time to time, certain customers of the Company file voluntary petitions for reorganization or liquidation under the U.S. bankruptcy laws. In such cases, certain pre-petition payments received by the Company could be considered preference items and subject to return to the bankruptcy administrator.

As of December 31, 2012, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these proceedings and matters, if any, has been incurred. However, the ultimate resolutions of these proceedings and matters are inherently unpredictable. As such, the Company’s financial condition and results of operations could be adversely affected in any particular period by the unfavorable resolution of one or more of these proceedings or matters.

16. Related party transactions

The Company entered into a management services agreement with the Equity Sponsors pursuant to which they have agreed to provide it with management and consulting services and financial and other advisory services. Pursuant to such agreement, the Equity Sponsors receive an annual management fee of $5.0 million and reimbursement of out-of-pocket expenses incurred in connection with the provision of such services. Such amounts are classified as selling and administrative expenses within the consolidated statements of operations. The management services agreement includes customary indemnification and provisions in favor of the Equity Sponsors.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

17. Segment information

Segment information is presented in accordance with a “management approach,” which designates the internal reporting used by the chief operating decision-maker for making decisions and assessing performance as the source of the Company’s reportable segments. The Company’s segments are organized in a manner consistent with which separate financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

The Company has two reportable segments: Corporate, which is comprised primarily of business customers, and Public, which is comprised of government entities and education and healthcare institutions. The Company also has two other operating segments, CDW Advanced Services and Canada, which do not meet the reportable segment quantitative thresholds and, accordingly, are combined together as “Other.”

The Company has centralized logistics and headquarters functions that provide services to the segments. The logistics function includes purchasing, distribution and fulfillment services to support both the Corporate and Public segments. As a result, costs and intercompany charges associated with the logistics function are fully allocated to both of these segments based on a percent of sales. The centralized headquarters function provides services in areas such as accounting, information technology, marketing, legal and coworker services. Headquarters’ function costs that are not allocated to the segments are included under the heading of “Headquarters” in the tables below. Depreciation expense is included in Headquarters as it is not allocated among segments or used in measuring segment performance.

The Company allocates resources to and evaluates performance of its segments based on net sales, income (loss) from operations and Adjusted EBITDA, a non-GAAP measure as defined in the Company’s credit agreements. However, the Company has concluded that income (loss) from operations is the more useful measure in terms of discussion of operating results, as it is a GAAP measure.

Segment information for total assets and capital expenditures is not presented, as such information is not used in measuring segment performance or allocating resources between segments.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Selected segment financial information

The following table presents information about the Company’s segments for the years ended December 31, 2012, 2011 and 2010:

(in millions)	Corporate	Public	Other	Headquarters	Total

2012:
Net sales	$5,512.8	$4,023.0	$592.4	$—	$10,128.2
Income (loss) from operations	349.0	246.7	18.6	(103.7)	510.6
Depreciation and amortization expense	$(97.6)	$(44.0)	$(9.3)	$(59.3)	$(210.2)

2011:
Net sales	$5,334.4	$3,757.2	$510.8	$—	$9,602.4
Income (loss) from operations	331.6	233.3	17.5	(111.7)	470.7
Depreciation and amortization expense	$(97.4)	$(43.9)	$(8.7)	$(54.9)	$(204.9)

2010:
Net sales	$4,833.6	$3,560.6	$407.0	$—	$8,801.2
Income (loss) from operations	256.2	193.0	14.3	(110.8)	352.7
Depreciation and amortization expense	$(97.4)	$(44.2)	$(8.9)	$(58.9)	$(209.4)

Major customers, geographic areas, and product mix

Net sales to the federal government were $964.7 million, $953.6 million and $967.8 million and accounted for approximately 10%, 10% and 11% of total net sales in 2012, 2011 and 2010, respectively. Net sales to customers outside of the U.S., primarily in Canada, were approximately 4% , 4%, and 3%, of the Company’s total net sales in 2012, 2011 and 2010, respectively. As of December 31, 2012 and 2011, approximately 2% and 2% of the Company’s long-lived assets were located outside of the U.S., respectively.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

The following table presents net sales by major category for the years ended December 31, 2012, 2011 and 2010. Categories are based upon internal classifications. Amounts for the years ended December 31, 2011 and 2010 have been reclassified for certain changes in individual product classifications to conform to the presentation for the year ended December 31, 2012.

	Year ended December 31, 2012		Year ended December 31, 2011		Year ended December 31, 2010
	Dollars in millions	Percentage of total net sales	Dollars in millions	Percentage of total net sales	Dollars in millions	Percentage of total net sales

Notebooks/Mobile Devices	$1,470.8	14.5%	$1,333.8	13.9%	$1,142.6	13.0%
NetComm Products	1,350.6	13.3	1,241.4	12.9	1,142.0	13.0
Enterprise and Data Storage (Including Drives)	975.1	9.6	916.9	9.5	844.1	9.6
Other Hardware	4,111.1	40.6	4,039.2	42.1	3,783.5	43.0
Software	1,886.6	18.6	1,781.6	18.6	1,621.8	18.4
Services	285.2	2.8	254.6	2.7	214.9	2.4
Other(1)	48.8	0.6	34.9	0.3	52.3	0.6

Total net sales	$10,128.2	100.0%	$9,602.4	100.0%	$8,801.2	100.0%

(1)	Includes items such as delivery charges to customers and certain commission revenue.

18. Supplemental guarantor information

As described in Note 7, the Senior Secured Notes, Senior Subordinated Notes and Senior Notes are guaranteed by Parent and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries (the “Guarantor Subsidiaries”). All guarantees by Parent and Guarantor Subsidiaries are joint and several, and full and unconditional; provided that each guarantee by the Guarantor Subsidiaries is subject to certain customary release provisions contained in the indentures governing the Senior Secured Notes, Senior Subordinated Notes and Senior Notes. CDW LLC’s Canada subsidiary (the “Non-Guarantor Subsidiary”) does not guarantee the debt obligations. CDW LLC and CDW Finance Corporation, as co-issuers, are 100% owned by Parent, and each of the Guarantor Subsidiaries and the Non-Guarantor Subsidiary is 100% owned by CDW LLC.

The following tables set forth condensed consolidating balance sheets as of December 31, 2012 and 2011, consolidating statements of operations for the years ended December 31, 2012, 2011 and 2010, condensed consolidating statements of comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010, and condensed consolidating statements of cash flows for the years ended December 31, 2012, 2011 and 2010, in accordance with Rule 3-10 of Regulation S-X. The consolidating financial information includes the accounts of CDW Corporation (the “Parent Guarantor”), which has no independent assets or operations, the accounts of CDW LLC (the “Subsidiary Issuer”), the combined accounts of the Guarantor Subsidiaries, the accounts of the Non-Guarantor Subsidiary, and the accounts of CDW Finance Corporation (the “Co-Issuer”) for the periods indicated. The information was prepared on the same basis as the Company’s consolidated financial statements.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Condensed consolidating balance sheet

December 31, 2012

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$48.0	$—	$9.8	$—	$(19.9)	$37.9
Accounts receivable, net	—	—	1,217.7	67.3	—	—	1,285.0
Merchandise inventory	—	—	313.2	1.4	—	—	314.6
Miscellaneous receivables	—	61.7	82.0	4.8	—	—	148.5
Deferred income taxes	—	8.7	5.5	(0.1)	—	—	14.1
Prepaid expenses and other	—	10.1	24.4	0.1	—	—	34.6

Total current assets	—	128.5	1,642.8	83.3	—	(19.9)	1,834.7
Property and equipment, net	—	73.9	66.2	2.6	—	—	142.7
Goodwill	—	749.4	1,428.5	31.4	—	—	2,209.3
Other intangible assets, net	—	348.6	1,121.7	8.2	—	—	1,478.5
Deferred financing costs, net	—	53.2	—	—	—	—	53.2
Other assets	5.4	1.1	0.4	0.6	—	(5.9)	1.6
Investment in and advances to subsidiaries	131.1	2,946.0	—	—	—	(3,077.1)	—

Total assets	$136.5	$4,300.7	$4,259.6	$126.1	$—	$(3,102.9)	$5,720.0

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable-trade	$—	$16.5	$500.3	$21.7	$—	$(19.9)	$518.6
Accounts payable-inventory financing	—	—	249.2	—	—	—	249.2
Current maturities of long-term debt	—	40.0	—	—	—	—	40.0
Deferred revenue	—	—	57.8	—	—	—	57.8
Accrued expenses	—	139.3	157.4	5.9	—	—	302.6

Total current liabilities	—	195.8	964.7	27.6	—	(19.9)	1,168.2

Long-term liabilities:
Debt	—	3,731.0	—	—	—	—	3,731.0
Deferred income taxes	—	188.1	440.0	1.7	—	(5.5)	624.3
Accrued interest	—	8.0	—	—	—	—	8.0
Other liabilities	—	46.7	4.0	1.7	—	(0.4)	52.0

Total long-term liabilities	—	3,973.8	444.0	3.4	—	(5.9)	4,415.3
Total shareholders’ equity	136.5	131.1	2,850.9	95.1	—	(3,077.1)	136.5

Total liabilities and shareholders’ equity	$136.5	$4,300.7	$4,259.6	$126.1	$—	$(3,102.9)	$5,720.0

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Condensed consolidating balance sheet

December 31, 2011

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$102.1	$15.8	$8.1	$—	$(26.1)	$99.9
Accounts receivable, net	—	—	1,216.0	57.0	—	—	1,273.0
Merchandise inventory	—	—	318.0	3.7	—	—	321.7
Miscellaneous receivables	—	47.3	93.3	3.0	—	—	143.6
Deferred income taxes	—	19.5	5.0	0.1	—	—	24.6
Prepaid expenses and other	—	11.0	23.5	0.2	—	—	34.7

Total current assets	—	179.9	1,671.6	72.1	—	(26.1)	1,897.5
Property and equipment, net	—	80.9	70.6	2.8	—	—	154.3
Goodwill	—	749.4	1,428.4	30.6	—	—	2,208.4
Other intangible assets, net	—	366.0	1,261.0	9.0	—	—	1,636.0
Deferred financing costs, net	—	68.5	—	—	—	—	68.5
Other assets	6.0	1.5	1.4	0.1	—	(6.0)	3.0
Investment in and advances to subsidiaries	(13.3)	3,038.7	—	—	—	(3,025.4)	—

Total assets	$(7.3)	$4,484.9	$4,433.0	$114.6	$—	$(3,057.5)	$5,967.7

Liabilities and Shareholders’ (Deficit) Equity

Current liabilities:
Accounts payable-trade	$—	$17.6	$503.7	$22.6	$—	$(26.1)	$517.8
Accounts payable-inventory financing	—	—	278.7	—	—	—	278.7
Current maturities of long-term debt	—	201.0	—	—	—	—	201.0
Deferred revenue	—	—	45.9	—	—	—	45.9
Accrued expenses	—	162.5	146.2	7.3	—	—	316.0

Total current liabilities	—	381.1	974.5	29.9	—	(26.1)	1,359.4

Long-term liabilities:
Debt	—	3,865.0	—	—	—	—	3,865.0
Deferred income taxes	—	199.3	496.9	1.8	—	(6.0)	692.0
Accrued interest	—	13.0	—	—	—	—	13.0
Other liabilities	—	39.8	4.3	1.5	—	—	45.6

Total long-term liabilities	—	4,117.1	501.2	3.3	—	(6.0)	4,615.6
Total shareholders’ (deficit) equity	(7.3)	(13.3)	2,957.3	81.4	—	(3,025.4)	(7.3)

Total liabilities and shareholders’ (deficit) equity	$(7.3)	$4,484.9	$4,433.0	$114.6	$—	$(3,057.5)	$5,967.7

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Consolidating statement of operations

Year ended December 31, 2012

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Net sales	$—	$—	$9,683.0	$445.2	$—	$—	$10,128.2
Cost of sales	—	—	8,071.5	387.1	—	—	8,458.6

Gross profit	—	—	1,611.5	58.1	—	—	1,669.6
Selling and administrative expenses	—	103.7	891.6	34.2	—	—	1,029.5
Advertising expense	—	—	125.1	4.4	—	—	129.5

(Loss) income from operations	—	(103.7)	594.8	19.5	—	—	510.6
Interest (expense) income, net	—	(308.0)	0.4	0.2	—	—	(307.4)
Net loss on extinguishments of long-term debt	—	(17.2)	—	—	—	—	(17.2)
Management fee	—	3.8	—	(3.8)	—	—	—
Other income (expense), net	—	—	0.2	(0.1)	—	—	0.1

(Loss) income before income taxes	—	(425.1)	595.4	15.8	—	—	186.1
Income tax benefit (expense)	—	210.6	(272.6)	(5.1)	—	—	(67.1)

(Loss) income before equity in earnings of subsidiaries	—	(214.5)	322.8	10.7	—	—	119.0
Equity in earnings of subsidiaries	119.0	333.5	—	—	—	(452.5)	—

Net income	$119.0	$119.0	$322.8	$10.7	$—	$(452.5)	$119.0

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Consolidating statement of operations

Year ended December 31, 2011

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Net sales	$—	$—	$9,222.4	$380.0	$—	$—	$9,602.4
Cost of sales	—	—	7,688.8	330.1	—	—	8,018.9

Gross profit	—	—	1,533.6	49.9	—	—	1,583.5
Selling and administrative expenses	—	111.7	849.2	29.2	—	—	990.1
Advertising expense	—	—	119.0	3.7	—	—	122.7

(Loss) income from operations	—	(111.7)	565.4	17.0	—	—	470.7
Interest (expense) income, net	—	(324.5)	0.2	0.1	—	—	(324.2)
Net loss on extinguishments of long-term debt	—	(118.9)	—	—	—	—	(118.9)
Management fee	—	9.2	—	(9.2)	—	—	—
Other income (expense), net	—	0.4	0.5	(0.2)	—	—	0.7

(Loss) income before income taxes	—	(545.5)	566.1	7.7	—	—	28.3
Income tax benefit (expense)	—	215.1	(222.4)	(3.9)	—	—	(11.2)

(Loss) income before equity in earnings of subsidiaries	—	(330.4)	343.7	3.8	—	—	17.1
Equity in earnings of subsidiaries	17.1	347.5	—	—	—	(364.6)	—

Net income	$17.1	$17.1	$343.7	$3.8	$—	$(364.6)	$17.1

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Consolidating statement of operations

Year ended December 31, 2010

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Net sales	$—	$—	$8,504.7	$296.5	$—	$—	$8,801.2
Cost of sales	—	—	7,152.3	258.1	—	—	7,410.4

Gross profit	—	—	1,352.4	38.4	—	—	1,390.8
Selling and administrative expenses	—	110.8	798.3	23.0	—	—	932.1
Advertising expense	—	—	102.5	3.5	—	—	106.0

(Loss) income from operations	—	(110.8)	451.6	11.9	—	—	352.7
Interest (expense) income, net	—	(393.2)	1.3	—	—	—	(391.9)
(Loss) gain on extinguishments of long-term debt	—	(7.9)	9.9	—	—	—	2.0
Other income (expense), net	—	8.6	(8.2)	(0.2)	—	—	0.2

(Loss) income before income taxes	—	(503.3)	454.6	11.7	—	—	(37.0)
Income tax benefit (expense)	—	125.5	(115.7)	(2.0)	—	—	7.8

(Loss) income before equity in (loss) earnings of subsidiaries	—	(377.8)	338.9	9.7	—	—	(29.2)
Equity in (loss) earnings of subsidiaries	(29.2)	348.6	—	—	—	(319.4)	—

Net (loss) income	$(29.2)	$(29.2)	$338.9	$9.7	$—	$(319.4)	$(29.2)

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Condensed consolidating statement of comprehensive income (loss)

Year ended December 31, 2012

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Comprehensive income	$121.5	$121.5	$322.8	$13.2	$—	$(457.5)	$121.5

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Condensed consolidating statement of comprehensive income (loss)

Year ended December 31, 2011

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Comprehensive income	$17.2	$17.2	$343.7	$2.0	$—	$(362.9)	$17.2

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Condensed consolidating statement of comprehensive income (loss)

Year ended December 31, 2010

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Comprehensive (loss) income	$(10.1)	$(10.1)	$338.9	$13.6	$—	$(342.4)	$(10.1)

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Condensed consolidating statement of cash flows

Year ended December 31, 2012

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Net cash (used in) provided by operating activities	$—	$(204.3)	$514.2	$1.3	$—	$6.2	$317.4

Cash flows from investing activities:
Capital expenditures	—	(27.0)	(14.0)	(0.4)	—	—	(41.4)
Premium payments on interest rate cap agreements	—	(0.3)	—	—	—	—	(0.3)

Net cash used in investing activities	—	(27.3)	(14.0)	(0.4)	—	—	(41.7)

Cash flows from financing activities:
Proceeds from borrowings under revolving credit facility	—	289.0	—	—	—	—	289.0
Repayments of borrowings under revolving credit facility	—	(289.0)	—	—	—	—	(289.0)
Repayments of long-term debt	—	(201.0)	—	—	—	—	(201.0)
Proceeds from issuance of long-term debt	—	135.7	—	—	—	—	135.7
Payments to extinguish long-term debt	—	(243.2)	—	—	—	—	(243.2)
Payment of debt financing costs	—	(2.1)	—	—	—	—	(2.1)
Net change in accounts payable-inventory financing	—	—	(29.5)	—	—	—	(29.5)
Advances to/from affiliates	—	486.0	(486.5)	0.5	—	—	—
Other financing activities	—	2.1	—	—	—	—	2.1

Net cash provided by (used in) financing activities	—	177.5	(516.0)	0.5	—	—	(338.0)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	0.3	—	—	0.3

Net (decrease) increase in cash and cash equivalents	—	(54.1)	(15.8)	1.7	—	6.2	(62.0)
Cash and cash equivalents—beginning of period	—	102.1	15.8	8.1	—	(26.1)	99.9

Cash and cash equivalents—end of period	$—	$48.0	$—	$9.8	$—	$(19.9)	$37.9

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Condensed consolidating statement of cash flows

Year ended December 31, 2011

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Net cash (used in) provided by operating activities	$—	$(93.8)	$327.5	$(0.3)	$—	$(18.7)	$214.7

Cash flows from investing activities:
Capital expenditures	—	(33.4)	(10.6)	(1.7)	—	—	(45.7)
Cash settlements on interest rate swap agreements	—	(6.6)	—	—	—	—	(6.6)
Premium payments on interest rate cap agreements	—	(3.7)	—	—	—	—	(3.7)

Net cash used in investing activities	—	(43.7)	(10.6)	(1.7)	—	—	(56.0)

Cash flows from financing activities:
Proceeds from borrowings under revolving credit facility	—	1,295.0	—	—	—	—	1,295.0
Repayments of borrowings under revolving credit facility	—	(1,483.2)	—	—	—	—	(1,483.2)
Repayments of long-term debt	—	(132.0)	—	—	—	—	(132.0)
Proceeds from issuance of long-term debt	—	1,175.0	—	—	—	—	1,175.0
Payments to extinguish long-term debt	—	(1,175.0)	—	—	—	—	(1,175.0)
Payment of debt financing costs	—	(26.3)	—	—	—	—	(26.3)
Net change in accounts payable-inventory financing	—	—	250.5	—	—	—	250.5
Advances to/from affiliates	—	552.6	(552.7)	0.1	—	—	—
Other financing activities	—	0.6	—	—	—	—	0.6

Net cash provided by (used in) financing activities	—	206.7	(302.2)	0.1	—	—	(95.4)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—	—	—

Net increase (decrease) in cash and cash equivalents	—	69.2	14.7	(1.9)	—	(18.7)	63.3
Cash and cash equivalents—beginning of period	—	32.9	1.1	10.0	—	(7.4)	36.6

Cash and cash equivalents—end of period	$—	$102.1	$15.8	$8.1	$—	$(26.1)	$99.9

CDW Corporation and subsidiaries

Notes to consolidated financial statements

Condensed consolidating statement of cash flows

Year ended December 31, 2010

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Net cash (used in) provided by operating activities	$—	$(245.6)	$665.2	$4.4	$—	$(0.3)	$423.7

Cash flows from investing activities:
Capital expenditures	—	(31.4)	(9.9)	(0.2)	—	—	(41.5)
Cash settlements on interest rate swap agreements	—	(78.2)	—	—	—	—	(78.2)
Premium payments on interest rate cap agreements	—	(5.9)	—	—	—	—	(5.9)
Other investing activities	—	0.2	—	—	—	—	0.2

Net cash used in investing activities	—	(115.3)	(9.9)	(0.2)	—	—	(125.4)

Cash flows from financing activities:
Proceeds from borrowings under revolving credit facility	—	770.8	—	—	—	—	770.8
Repayments of borrowings under revolving credit facility	—	(1,074.1)	—	—	—	—	(1,074.1)
Repayments of long-term debt	—	(16.5)	—	—	—	—	(16.5)
Proceeds from issuance of long-term debt	—	500.0	—	—	—	—	500.0
Payments to extinguish long-term debt	—	(500.0)	(18.6)	—	—	—	(518.6)
Payment of debt financing costs	—	(14.3)	—	—	—	—	(14.3)
Net change in accounts payable—inventory financing	—	—	3.2	—	—	—	3.2
Advances to/from affiliates	—	640.8	(639.2)	(1.6)	—	—	—
Other financing activities	—	(0.5)	(0.1)	—	—	—	(0.6)

Net cash provided by (used in) financing activities	—	306.2	(654.7)	(1.6)	—	—	(350.1)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	0.4	—	—	0.4

Net (decrease) increase in cash and cash equivalents	—	(54.7)	0.6	3.0	—	(0.3)	(51.4)
Cash and cash equivalents—beginning of period	—	87.6	0.5	7.0	—	(7.1)	88.0

Cash and cash equivalents—end of period	$—	$32.9	$1.1	$10.0	$—	$(7.4)	$36.6

CDW Corporation and subsidiaries

Notes to consolidated financial statements

19. Selected quarterly financial results (unaudited)

	2012
(in millions)	First quarter	Second quarter	Third quarter	Fourth quarter

Net Sales Detail:

Corporate:
Medium/Large	$1,089.6	$1,124.7	$1,055.7	$1,178.5
Small Business	273.2	269.7	257.1	264.3

Total Corporate	1,362.8	1,394.4	1,312.8	1,442.8

Public:
Government	262.6	318.0	408.6	404.9
Education	221.7	349.5	394.7	226.4
Healthcare	333.3	372.9	360.4	370.0

Total Public	817.6	1,040.4	1,163.7	1,001.3
Other	138.8	149.9	146.8	156.9

Net sales	$2,319.2	$2,584.7	$2,623.3	$2,601.0

Gross profit	$384.6	$426.9	$432.7	$425.4
Income from operations	$103.6	$136.4	$139.7	$130.9
Net income	$10.9	$36.8	$38.0	$33.3

	2011
(in millions)	First quarter	Second quarter	Third quarter	Fourth quarter

Net Sales Detail:

Corporate:
Medium/Large	$1,022.9	$1,075.0	$1,070.6	$1,118.6
Small Business	256.4	263.4	259.7	267.8

Total Corporate	1,279.3	1,338.4	1,330.3	1,386.4

Public:
Government	231.9	296.1	388.1	427.4
Education	214.6	343.3	415.7	224.1
Healthcare	277.4	311.8	319.3	307.5

Total Public	723.9	951.2	1,123.1	959.0
Other	126.4	122.5	128.0	133.9

Net sales	$2,129.6	$2,412.1	$2,581.4	$2,479.3

Gross profit	$350.4	$400.8	$420.0	$412.3
Income from operations	$91.7	$128.2	$139.7	$111.1
Net (loss) income	$(4.2)	$(34.8)	$37.1	$19.0

CDW Corporation and subsidiaries

Notes to consolidated financial statements

20. Subsequent events

On January 30, 2013, the Company made an optional prepayment of $40.0 million aggregate principal amount of the Term Loan. The prepayment was allocated on a pro rata basis between the extended and non-extended loans. The optional prepayment satisfied the excess cash flow payment provision of the Term Loan with respect to the year ended December 31, 2012.

On March 8, 2013, the Company redeemed $50.0 million aggregate principal amount of Senior Subordinated Notes at a redemption price that was 106.268% of the principal amount redeemed. Cash on hand was used to fund the redemption of $50.0 million aggregate principal amount, $3.1 million of redemption premium and $2.5 million in accrued and unpaid interest. In connection with this redemption, the Company recorded a loss on extinguishment of long-term debt of $3.9 million in the Company’s consolidated statement of operations for the three months ended March 31, 2013. This loss represented $3.1 million in redemption premium and $0.8 million for the write-off of a portion of the unamortized deferred financing costs related to the Senior Subordinated Notes.

On April 29, 2013, the Company entered into a new seven-year, $1,350.0 million aggregate principal amount senior secured term loan facility (the “New Term Loan Facility”). Substantially all of the proceeds were used to repay the $1,299.5 million outstanding aggregate principal amount of the Term Loan. The New Term Loan Facility was issued at a price of 99.75%. Borrowings under the New Term Loan Facility bear interest at LIBOR plus a margin ranging from 2.25% to 2.50% with a LIBOR floor of 1.00%. The New Term Loan Facility is subject to 0.25% quarterly amortization of the original principal amount, payable on a quarterly basis commencing with the quarter ending June 30, 2013. Additionally, the New Term Loan Facility is subject to similar requirements as was the Term Loan to make mandatory annual excess cash flow prepayments. Unlike the Term Loan, the New Term Loan Facility does not include a senior secured leverage ratio requirement or a hedging requirement. In connection with this refinancing, the Company expects to record a loss on extinguishment of long-term debt of $10.3 million in the consolidated statement of operations during the second quarter of 2013, primarily related to the write-off of unamortized deferred financing costs.

On May 31, 2013, the Company issued a conditional notice of redemption to the holders of the Senior Secured Notes notifying such holders that, subject to the completion of the Company’s proposed initial public offering of its common shares, the Company will use a portion of the net proceeds received from such offering to redeem $175.0 million aggregate principal amount of Senior Secured Notes at a redemption price of 108.000% plus accrued and unpaid interest thereon to the date of redemption.

In June 2013, the Company’s Board of Directors and shareholder approved the reclassification of the Company’s Class A common shares and Class B common shares into a single class of common shares and a 143.0299613-for-1 stock split, effective immediately. The par value of the common shares was maintained at $0.01 per share. All references to common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect the reclassification and stock split on a retroactive basis.

Schedule II—Valuation and qualifying accounts

Years ended December 31, 2012, 2011 and 2010

(in millions)	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period

Allowance for doubtful accounts:
Year Ended December 31, 2012	$5.4	$3.9	$(3.9)	$5.4
Year Ended December 31, 2011	5.0	3.6	(3.2)	5.4
Year Ended December 31, 2010	6.3	1.2	(2.5)	5.0

Reserve for sales returns:
Year Ended December 31, 2012	$4.5	$33.2	$(33.3)	$4.4
Year Ended December 31, 2011	3.2	32.0	(30.7)	4.5
Year Ended December 31, 2010	2.9	29.4	(29.1)	3.2

CDW Corporation and subsidiaries

Consolidated balance sheets

(in millions, except per-share amounts)	March 31, 2013	December 31, 2012

	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$147.1	$37.9
Accounts receivable, net of allowance for doubtful accounts of $5.4 and $5.4, respectively	1,264.5	1,285.0
Merchandise inventory	358.4	314.6
Miscellaneous receivables	151.5	148.5
Deferred income taxes	13.1	14.1
Prepaid expenses and other	51.5	34.6

Total current assets	1,986.1	1,834.7
Property and equipment, net	134.0	142.7
Goodwill	2,208.5	2,209.3
Other intangible assets, net	1,443.6	1,478.5
Deferred financing costs, net	49.3	53.2
Other assets	1.2	1.6

Total assets	$5,822.7	$5,720.0

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable—trade	$642.1	$518.6
Accounts payable—inventory financing	252.9	249.2
Current maturities of long-term debt	—	40.0
Deferred revenue	66.0	57.8
Accrued expenses:
Compensation	86.6	99.4
Interest	104.8	50.7
Sales taxes	22.6	22.6
Advertising	27.1	33.9
Income taxes	17.5	0.2
Other	93.3	95.8

Total current liabilities	1,312.9	1,168.2

Long-term liabilities:
Debt	3,680.8	3,731.0
Deferred income taxes	609.0	624.3
Accrued interest	6.9	8.0
Other liabilities	49.3	52.0

Total long-term liabilities	4,346.0	4,415.3

Commitments and contingencies

Shareholders’ equity:
Common shares, $0.01 par value, 286.1 shares authorized; 145.2 shares issued; 145.1 shares outstanding	1.4	1.4
Paid-in capital	2,209.2	2,207.7
Accumulated deficit	(2,044.8)	(2,073.0)
Accumulated other comprehensive (loss) income	(2.0)	0.4

Total shareholders’ equity	163.8	136.5

Total liabilities and shareholders’ equity	$5,822.7	$5,720.0

The accompanying notes are an integral part of the consolidated financial statements.

CDW Corporation and subsidiaries

Consolidated statements of operations

(unaudited)

(in millions, except per-share amounts)	Three months ended March 31,
	2013	2012

Net sales	$2,411.7	$2,319.2
Cost of sales	2,009.7	1,934.6

Gross profit	402.0	384.6
Selling and administrative expenses	251.5	251.6
Advertising expense	30.4	29.4

Income from operations	120.1	103.6
Interest expense, net	(72.1)	(78.9)
Net loss on extinguishments of long-term debt	(3.9)	(9.4)
Other income (expense), net	0.4	(0.2)

Income before income taxes	44.5	15.1
Income tax expense	(16.2)	(4.2)

Net income	$28.3	$10.9

Net income per common share
Basic	$0.19	$0.08
Diluted	$0.19	$0.07

Weighted-average number of common shares outstanding
Basic	145.2	145.0
Diluted	146.1	145.8

The accompanying notes are an integral part of the consolidated financial statements.

CDW Corporation and subsidiaries

Consolidated statements of comprehensive income

(Unaudited)

(in millions)	Three months ended March 31,
	2013	2012

Net income	$28.3	$10.9
Foreign currency translation adjustment	(2.4)	1.9

Other comprehensive (loss) income	$(2.4)	$1.9

Comprehensive income	$25.9	$12.8

The accompanying notes are an integral part of the consolidated financial statements.

CDW Corporation and subsidiaries

Consolidated statement of shareholders’ equity

(Unaudited)

(in millions)	Total shareholders’ equity	Common shares	Paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income

Balance at December 31, 2012	$136.5	$1.4	$2,207.7	$(2,073.0)	$0.4
Equity-based compensation expense	1.9	—	1.9	—	—
Repurchase of common shares	(0.1)	—	—	(0.1)	—
Accrued charitable contribution related to the MPK Coworker Incentive Plan II, net of tax	(0.3)	—	(0.3)	—	—
Incentive compensation plan units withheld for taxes	(0.1)	—	(0.1)	—	—
Net income	28.3	—	—	28.3	—
Foreign currency translation adjustment	(2.4)	—	—	—	(2.4)

Balance at March 31, 2013	$163.8	$1.4	$2,209.2	$(2,044.8)	$(2.0)

The accompanying notes are an integral part of the consolidated financial statements.

CDW Corporation and subsidiaries

Consolidated statements of cash flows

(Unaudited)

(in millions)	Three months ended March 31,
	2013	2012

Cash flows from operating activities:
Net income	$28.3	$10.9

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52.0	52.5
Equity-based compensation expense	1.9	5.7
Deferred income taxes	(14.1)	(16.6)
Allowance for doubtful accounts	—	0.4
Amortization of deferred financing costs and debt premium	3.0	5.2
Net loss on extinguishments of long-term debt	3.9	9.4
Other	—	0.7

Changes in assets and liabilities:
Accounts receivable	18.8	160.9
Merchandise inventory	(43.9)	(25.0)
Other assets	(19.6)	(22.3)
Accounts payable-trade	124.2	3.0
Other current liabilities	57.6	39.7
Long-term liabilities	(4.1)	(1.5)

Net cash provided by operating activities	208.0	223.0

Cash flows from investing activities:
Capital expenditures	(8.8)	(8.3)

Net cash used in investing activities	(8.8)	(8.3)

Cash flows from financing activities:
Proceeds from borrowings under revolving credit facility	—	148.0
Repayments of borrowings under revolving credit facility	—	(148.0)
Repayments of long-term debt	(40.0)	(201.0)
Proceeds from issuance of long-term debt	—	135.7
Payments to extinguish long-term debt	(53.1)	(136.9)
Payments of debt financing costs	—	(1.9)
Net change in accounts payable-inventory financing	3.7	(74.0)
Repurchase of common shares	(0.1)	(0.3)

Net cash used in financing activities	(89.5)	(278.4)

Effect of exchange rate changes on cash and cash equivalents	(0.5)	0.3

Net increase (decrease) in cash and cash equivalents	109.2	(63.4)
Cash and cash equivalents—beginning of period	37.9	99.9

Cash and cash equivalents—end of period	$147.1	$36.5

Supplementary disclosure of cash flow information:
Interest paid	$(16.2)	$(16.3)
Taxes paid, net	$(1.7)	$(0.3)

The accompanying notes are an integral part of the consolidated financial statements.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

1. Description of business and summary of significant accounting policies

Description of business

CDW is a Fortune 500 company and a leading provider of integrated information technology (“IT”) solutions to small, medium and large business, government, education and healthcare customers in the U.S. and Canada. The Company’s offerings range from discrete hardware and software products to integrated IT solutions such as mobility, security, data center optimization, cloud computing, virtualization and collaboration.

Basis of presentation

The accompanying unaudited interim consolidated financial statements as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 (“consolidated financial statements”) have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial statements. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted pursuant to such rules and regulations. The consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (“December 31, 2012 financial statements”). The significant accounting policies used in preparing these consolidated financial statements were applied on a basis consistent with those reflected in the December 31, 2012 financial statements, except as disclosed in Note 2. In the opinion of management, the consolidated financial statements contain all adjustments (consisting of a normal, recurring nature) necessary to present fairly the Company’s financial position, results of operations, comprehensive income, cash flows and changes in shareholders’ equity as of the dates and for the periods indicated. The unaudited consolidated statements of operations for such interim periods reported are not necessarily indicative of results for the full year.

CDW Corporation (“Parent”) is owned directly by CDW Holdings LLC, a company controlled by investment funds affiliated with Madison Dearborn Partners, LLC and Providence Equity Partners, L.L.C., certain other co-investors and certain members of CDW management.

Parent has two 100% owned subsidiaries, CDW LLC and CDW Finance Corporation. CDW LLC is an Illinois limited liability company that, together with its 100% owned subsidiaries, holds all material assets and conducts all business activities and operations. CDW Finance Corporation is a Delaware corporation formed for the sole purpose of acting as co-issuer of certain debt obligations as described in Note 10 and does not hold any material assets or engage in any business activities or operations.

Throughout this report, the terms “the Company” and “CDW” refer to Parent and its 100% owned subsidiaries.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Parent and its 100% owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make use of certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported periods. The Company bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The notes to the consolidated financial statements contained in the December 31, 2012 financial statements include an additional discussion of the significant accounting policies and estimates used in the preparation of the Company’s consolidated financial statements. There have been no material changes to the Company’s significant accounting policies and estimates during the three months ended March 31, 2013.

Reclassifications

Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current period presentation.

Registration Statement on Form S-1

On March 22, 2013, the Company filed a Registration Statement on Form S-1 with the SEC relating to the proposed initial public offering of its common shares. The number of shares to be offered and the price range for the offering have not yet been determined. The Company makes no assurances that the Registration Statement on Form S-1 will be declared effective or that the proposed transaction will be consummated.

2. Recent accounting pronouncements

Disclosure of the effects of reclassifications from accumulated other comprehensive income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, which required that the effects of significant reclassifications from accumulated other comprehensive income to net income be shown parenthetically on the face of the consolidated financial statements or disclosed in a note. The adoption of this new guidance on January 1, 2013 did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

3. Inventory financing agreements

The Company has entered into agreements with certain financial intermediaries to facilitate the purchase of inventory from various suppliers under certain terms and conditions, as described below. These amounts are classified separately as accounts payable-inventory financing on the accompanying consolidated balance sheets. The Company does not incur any interest expense associated with these agreements as balances are paid when they are due.

The following table presents the amounts included in accounts payable-inventory financing:

(in millions)	March 31, 2013	December 31, 2012

Revolving Loan inventory financing agreement	$252.8	$248.3
Other inventory financing agreements	0.1	0.9

Accounts payable-inventory financing	$252.9	$249.2

The Company maintains a senior secured asset-based revolving credit facility as described in Note 4, which incorporates a $400.0 million floorplan sub-facility to facilitate the purchase of inventory from a certain vendor. In connection with the floorplan sub-facility, the Company maintains an inventory financing agreement on an unsecured basis with a financial intermediary to facilitate the purchase of inventory from this vendor (the “Revolving Loan inventory financing agreement”). Amounts outstanding under the Revolving Loan inventory financing agreement are unsecured and non-interest bearing.

The Company also maintains other inventory financing agreements with financial intermediaries to facilitate the purchase of inventory from certain vendors. At March 31, 2013 and December 31, 2012, amounts owed under other inventory financing agreements of $0.1 million and $0.9 million, respectively, were collateralized by the inventory purchased under these financing agreements and a second lien on the related accounts receivable.

4. Long-term debt

Long-term debt was as follows:

(dollars in millions)	Interest rate(1)	March 31, 2013	December 31, 2012

Senior secured asset-based revolving credit facility	—%	$—	$—
Senior secured term loan facility	3.9%	1,299.5	1,339.5
Senior secured notes due 2018	8.0%	500.0	500.0
Senior notes due 2019	8.5%	1,305.0	1,305.0
Unamortized premium on senior notes due 2019		4.8	5.0
Senior subordinated notes due 2017	12.535%	571.5	621.5
Senior notes due 2015	—%	—	—

Total long-term debt		3,680.8	3,771.0
Less current maturities of long-term debt		—	(40.0)

Long-term debt, excluding current maturities		$3,680.8	$3,731.0

(1)	Weighted-average interest rate at March 31, 2013.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

At March 31, 2013, the Company was in compliance with the covenants under its various credit agreements as described below.

Senior secured asset-based revolving credit facility (“Revolving Loan”)

At March 31, 2013, the Company had no outstanding borrowings under the Revolving Loan, $1.7 million of undrawn letters of credit and $248.9 million reserved related to the floorplan sub-facility. The Revolving Loan matures on June 24, 2016.

In connection with the floorplan sub-facility, the Company maintains a Revolving Loan inventory financing agreement. Amounts outstanding under the Revolving Loan inventory financing agreement are unsecured and noninterest bearing. The Company will either pay the outstanding Revolving Loan inventory financing agreement amounts when they become due, or the Revolving Loan’s administrative agent will automatically initiate an advance on the Revolving Loan and use the proceeds to pay the balance on the due date. At March 31, 2013, the financial intermediary reported an outstanding balance of $236.7 million under the Revolving Loan inventory financing agreement. The total amount reported on the Company’s consolidated balance sheet as accounts payable-inventory financing related to the Revolving Loan inventory financing agreement is $16.1 million more than the $236.7 million owed to the financial intermediary due to differences in the timing of reporting activity under the Revolving Loan inventory financing agreement. The outstanding balance reported by the financial intermediary excludes $12.2 million in reserves for open orders that reduce the availability under the Revolving Loan.

Availability under the Revolving Loan is limited to (a) the lesser of the revolving commitment of $900.0 million and the amount of the borrowing base less (b) outstanding borrowings, letters of credit, and amounts outstanding under the Revolving Loan inventory financing agreement plus a reserve of 15% of open orders. At March 31, 2013, the borrowing base was $1,009.7 million based on the amount of eligible inventory and accounts receivable balances as of February 28, 2013. The Company could have borrowed up to an additional $649.4 million under the Revolving Loan at March 31, 2013.

Senior secured term loan facility (“Term Loan”)

At March 31, 2013, the outstanding principal amount of the Term Loan was $1,299.5 million, with $408.7 million of non-extended loans due October 10, 2014 and $890.8 million of extended loans due July 15, 2017.

The Term Loan requires the Company to make certain mandatory prepayments of principal amounts under certain circumstances, including (i) a prepayment in an amount equal to 50% of the Company’s excess cash flow for a fiscal year (the percentage rate of which decreases to 25% when the total net leverage ratio, as defined in the governing agreement, is less than or equal to 5.5 but greater than 4.5; and decreases to 0% when the total net leverage ratio is less than or equal to 4.5), and (ii) the net cash proceeds from the incurrence of certain additional indebtedness by the Company or its subsidiaries. The total net leverage ratio was 4.9 and 5.2 at March 31, 2013 and December 31, 2012, respectively. On January 30, 2013, the Company made an optional prepayment

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

of $40.0 million aggregate principal amount. The optional prepayment satisfied the excess cash flow payment provision of the Term Loan with respect to the year ended December 31, 2012. The prepayment was allocated on a pro rata basis between the extended and non-extended loans.

The Term Loan includes a senior secured leverage ratio requirement to be maintained on a quarterly basis. The senior secured leverage ratio for the four quarters ended March 31, 2013 was required to be at or below 6.5. For the four quarters ended March 31, 2013, the senior secured leverage ratio was 2.1.

The Company is required to maintain interest rate derivative arrangements to fix or cap the interest rate on at least 50% of the outstanding principal amount of the Term Loan through maturity, subject to certain limitations currently in effect. The Company utilizes interest rate cap agreements to maintain compliance with this requirement. The Company has ten interest rate cap agreements in effect through January 14, 2015 with a combined notional amount of $1,150.0 million. Of the ten cap agreements, four entitle the Company to payments from the counterparty of the amount, if any, by which three-month LIBOR exceeds 3.5% during the agreement period. The other six cap agreements entitle the Company to payments from the counterparty of the amount, if any, by which the three-month LIBOR exceeds 1.5% during the agreement period. The fair value of the Company’s interest rate cap agreements was $0.1 million at both March 31, 2013 and December 31, 2012.

See Note 12 for a description of the Term Loan refinancing transaction completed during the second quarter of 2013.

8.0% senior secured notes due 2018 (“Senior Secured Notes”)

The Senior Secured Notes were issued on December 17, 2010 and mature on December 15, 2018. At March 31, 2013, the outstanding principal amount of the Senior Secured Notes was $500.0 million.

11.0% senior exchange notes due 2015 (“Senior Exchange Notes”); 11.5% / 12.25% senior PIK election exchange notes due 2015 (“PIK Election Notes” together with the Senior Exchange Notes, the “Senior Notes due 2015”)

At March 31, 2013 and December 31, 2012, there were no outstanding Senior Notes due 2015.

In February and March 2012, the Company purchased or redeemed the remaining $129.0 million aggregate principal amount of Senior Notes due 2015, funded with the issuance of $130.0 million aggregate principal amount of additional Senior Notes (as defined below). In connection with these transactions, the Company recorded a loss on extinguishment of long-term debt of $9.4 million in the Company’s consolidated statement of operations for the three months ended March 31, 2012. This loss represented $7.9 million in tender and redemption premiums and $1.5 million for the write-off of the remaining unamortized deferred financing costs related to the Senior Notes due 2015.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

8.5% senior notes due 2019 (“Senior Notes”)

On February 17, 2012, the Company issued $130.0 million aggregate principal amount of additional Senior Notes at an issue price of 104.375% of par. The $5.7 million premium received is reported on the consolidated balance sheets as an addition to the face amount of the Senior Notes and is being amortized as a reduction to interest expense over the term of the related debt. At March 31, 2013, the outstanding principal amount of Senior Notes was $1,305.0 million, excluding $4.8 million in unamortized premium. The Senior Notes mature on April 1, 2019.

12.535% senior subordinated exchange notes due 2017 (“Senior Subordinated Notes”)

At March 31, 2013, the outstanding principal amount of the Company’s Senior Subordinated Notes was $571.5 million. The Senior Subordinated Notes mature on October 12, 2017.

On March 8, 2013, the Company redeemed $50.0 million aggregate principal amount of Senior Subordinated Notes at a redemption price that was 106.268% of the principal amount redeemed. Cash on hand was used to fund the redemption of $50.0 million aggregate principal amount, $3.1 million of redemption premium and $2.5 million in accrued and unpaid interest. In connection with this redemption, the Company recorded a loss on extinguishment of long-term debt of $3.9 million in the Company’s consolidated statement of operations for three months ended March 31, 2013. This loss represented $3.1 million in redemption premium and $0.8 million for the write-off of a portion of the unamortized deferred financing costs related to the Senior Subordinated Notes.

On December 21, 2012, the Company redeemed $100.0 million aggregate principal amount of Senior Subordinated Notes at a redemption price that was 106.268% of the principal amount redeemed. Cash on hand was used to fund the redemption of $100.0 million aggregate principal amount, $6.3 million of redemption premium and $2.3 million in accrued and unpaid interest. In connection with this redemption, the Company recorded a loss on extinguishment of long-term debt of $7.8 million in the Company’s consolidated statement of operations for the year ended December 31, 2012. This loss represented $6.3 million in redemption premium and $1.5 million for the write-off of a portion of the unamortized deferred financing costs related to the Senior Subordinated Notes.

Fair value

The fair value of the Company’s long-term debt instruments at March 31, 2013 was $3,938.1 million. The fair value of the Senior Secured Notes, Senior Notes and Senior Subordinated Notes is estimated using quoted market prices for identical assets or liabilities that are traded in over-the-counter secondary markets that are not considered active. The fair value of the Term Loan is estimated using dealer quotes for identical assets or liabilities in markets that are not considered active. Consequently, the Company’s long-term debt is classified as Level 2 within the fair value hierarchy.

At March 31, 2013, the carrying value of the Company’s long-term debt was $3,676.0 million, excluding $4.8 million in unamortized premium.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

5. Income taxes

The Company’s effective income tax rate was 36.4% for the three months ended March 31, 2013 and differed from the U.S. federal statutory rate primarily due to state income taxes. For the three months ended March 31, 2012, the effective income tax rate was 27.9% and differed from the U.S. federal statutory rate primarily due to favorable adjustments to state tax credits that were recorded in the first quarter of 2012.

In the ordinary course of business, the Company is subject to review by domestic and foreign taxing authorities, including the Internal Revenue Service (“IRS”). The Company was previously under audit by the IRS for the years 2008 through 2010. The Company has been notified that the audit was completed and approved. In general, the Company is no longer subject to audit by the IRS, state and local or foreign taxing authorities for tax years prior to 2008. Various other taxing authorities are in the process of auditing income tax returns of the Company and its subsidiaries. The Company does not anticipate that any adjustments from the audits would have a material impact on its consolidated financial position, results of operations or cash flows.

6. Equity-based compensation

The Company recognized $1.9 million and $5.7 million in equity-based compensation expense for the three months ended March 31, 2013 and 2012, respectively. Equity-based compensation expense for the three months ended March 31, 2012 included incremental expense of $1.6 million related to a modified Class B Common Unit grant agreement with the Company’s former chief executive officer, which was entered into in June 2011.

The following table sets forth the summary of equity plan activity for the three months ended March 31, 2013:

Equity awards	Class B common units(1)		MPK plan units(1)(2)

Outstanding at January 1, 2013	216,483		66,137
Granted	400		—
Forfeited	(665)		(1,534	)(3)
Repurchased/settled	(126	)(4)	(482	)(4)

Outstanding at March 31, 2013	216,092		64,121

Vested at March 31, 2013	125,903		112	(5)

(1)	The weighted-average grant date fair market value for Class B Common Units granted during the period ended March 31, 2013 is $119.00. The weighted-average grant date fair market value for outstanding Class B Common Units inclusive of the $60.00 per unit impact of the March 2010 modification and the impact of the June 2011 modification for the Company’s former chief executive officer is $279.58. The weighted-average grant date fair market value for outstanding MPK Plan Units is $1,000.

(2)	Represents units notionally credited to participants’ accounts.

(3)	The Company contributes the fair market value of awards forfeited under the plan to a charitable foundation. The contribution is generally made in the quarter following that in which the units are forfeited. As of March 31, 2013, the Company owed a contribution of 1,534 units.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

(4)	Represents Class B Common Units that were repurchased by the Company from former participants and the settlement of vested MPK Plan Units through the issuance of Class A Common Units in exchange for the vested MPK Plan Units.

(5)	Represents MPK Plan Units that have vested but not yet converted to Class A Common Units.

As of March 31, 2013, the total unrecognized compensation cost of $28.5 million related to nonvested equity-based compensation awards granted under the equity plans is expected to be recognized over the weighted-average period of 4.3 years. In the event of an initial public offering of the Company’s shares, the vesting of certain equity awards will accelerate, resulting in the acceleration of the related compensation expense during the period such event occurs.

7. Earnings per share

The numerator for both basic and diluted earnings per share is net income. The denominator for basic earnings per share is the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding MPK Plan Units and Deferred Units is reflected in the denominator for diluted earnings per share using the treasury stock method. Class B Common Units are not dilutive as no incremental common shares are issued upon vesting or repurchase by the Company.

The following is a reconciliation of basic shares to diluted shares:

	March 31,
(in millions)	2013	2012

Weighted-average shares—basic	145.2	145.0
Effect of dilutive securities	0.9	0.8

Weighted-average shares—diluted	146.1	145.8

There were no potential common shares excluded from diluted earnings per share for the three month periods ended March 31, 2013 and 2012.

8. Deferred compensation plan

On March 10, 2010, the Company established the Restricted Debt Unit Plan (the “RDU Plan”), an unfunded nonqualified deferred compensation plan. The total number of RDUs that can be granted under the RDU Plan is 28,500. As of March 31, 2013, 26,499 RDUs were outstanding.

Compensation expense of $2.1 million related to the RDU Plan was recognized in both the three months ended March 31, 2013 and 2012. As of March 31, 2013, total unrecognized compensation expense of $15.6 million related to the RDU Plan is expected to be recognized over the next 1.8 years.

At March 31, 2013 and December 31, 2012, the Company had $17.6 million and $15.5 million of liabilities related to the RDU Plan recorded on the consolidated balance sheets, respectively.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

9. Commitments and contingencies

The Company is party to various legal proceedings that arise in the ordinary course of its business, which include commercial, intellectual property, employment, tort and other litigation matters. The Company is also subject to audit by federal, state and local authorities, by various partners and large customers, including government agencies, relating to purchases and sales under various contracts. In addition, the Company is subject to indemnification claims under various contracts. From time to time, certain customers of the Company file voluntary petitions for reorganization or liquidation under the U.S. bankruptcy laws. In such cases, certain pre-petition payments received by the Company could be considered preference items and subject to return to the bankruptcy administrator.

As of March 31, 2013, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these proceedings and matters, if any, has been incurred. However, the ultimate resolutions of these proceedings and matters are inherently unpredictable. As such, the Company’s financial condition and results of operations could be adversely affected in any particular period by the unfavorable resolution of one or more of these proceedings or matters.

10. Segment information

Segment information is presented in accordance with a “management approach,” which designates the internal reporting used by the chief operating decision-maker for making decisions and assessing performance as the source of the Company’s reportable segments. The Company’s segments are organized in a manner consistent with which separate financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

The Company has two reportable segments: Corporate, which is comprised primarily of private sector business customers, and Public, which is comprised of government agencies and education and healthcare institutions. The Company also has two other operating segments, CDW Advanced Services and Canada, which do not meet the reportable segment quantitative thresholds and, accordingly, are combined together as “Other.”

The Company has centralized logistics and headquarters functions that provide services to the segments. The logistics function includes purchasing, distribution and fulfillment services to support both the Corporate and Public segments. As a result, costs and intercompany charges associated with the logistics function are fully allocated to both of these segments based on a percent of sales. The centralized headquarters function provides services in areas such as accounting, information technology, marketing, legal and coworker services. Headquarters’ function costs that are not allocated to the segments are included under the heading of “Headquarters” in the tables below. Depreciation expense is included in Headquarters as it is not allocated among segments or used in measuring segment performance.

The Company allocates resources to and evaluates performance of its segments based on net sales, income (loss) from operations and Adjusted EBITDA, a non-GAAP measure as defined in the

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

Company’s credit agreements. However, the Company has concluded that income (loss) from operations is the more useful measure in terms of discussion of operating results, as it is a GAAP measure.

Segment information for total assets and capital expenditures is not presented as such information is not used in measuring segment performance or allocating resources between segments.

Selected segment financial information

The following table presents information about the Company’s segments for the three months ended March 31, 2013 and 2012:

(in millions)	Corporate	Public	Other	Headquarters	Total

Three Months Ended March 31, 2013:
Net sales	$1,403.9	$846.8	$161.0	$—	$2,411.7
Income (loss) from operations	94.1	45.6	6.1	(25.7)	120.1
Depreciation and amortization expense	(24.4)	(11.0)	(2.3)	(14.3)	(52.0)

Three Months Ended March 31, 2012:
Net sales	$1,362.8	$817.6	$138.8	$—	$2,319.2
Income (loss) from operations	84.8	42.1	2.5	(25.8)	103.6
Depreciation and amortization expense	(24.3)	(11.0)	(2.3)	(14.9)	(52.5)

11. Supplemental guarantor information

The Senior Secured Notes, Senior Notes and Senior Subordinated Notes are guaranteed by Parent and each of CDW LLC’s direct and indirect, 100% owned, domestic subsidiaries (the “Guarantor Subsidiaries”). All guarantees by Parent and Guarantor Subsidiaries are joint and several, and full and unconditional; provided that each guarantee by the Guarantor Subsidiaries is subject to certain customary release provisions contained in the indentures governing the Senior Secured Notes, Senior Notes and Senior Subordinated Notes. CDW LLC’s Canada subsidiary (the “Non-Guarantor Subsidiary”) does not guarantee the debt obligations. CDW LLC and CDW Finance Corporation, as co-issuers, are 100% owned by Parent, and each of the Guarantor Subsidiaries and the Non-Guarantor Subsidiary is 100% owned by CDW LLC.

The following tables set forth condensed consolidating balance sheets as of March 31, 2013 and December 31, 2012, consolidating statements of operations for the three months ended March 31, 2013 and 2012, condensed consolidating statements of comprehensive income for the three months ended March 31, 2013 and 2012, and condensed consolidating statements of cash flows for the three months ended March 31, 2013 and 2012, in accordance with Rule 3-10 of Regulation S-X. The consolidating financial information includes the accounts of CDW Corporation (the “Parent Guarantor”), which has no independent assets or operations, the accounts of CDW LLC (the “Subsidiary Issuer”), the combined accounts of the Guarantor Subsidiaries, the accounts of the Non-Guarantor Subsidiary, and the accounts of CDW Finance Corporation (the “Co-Issuer”) for the periods indicated. The information was prepared on the same basis as the Company’s consolidated financial statements.

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

Condensed consolidating balance sheet

March 31, 2013

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$123.4	$7.9	$16.2	$—	$(0.4)	$147.1
Accounts receivable, net	—	—	1,193.0	71.5	—	—	1,264.5
Merchandise inventory	—	—	354.1	4.3	—	—	358.4
Miscellaneous receivables	—	49.7	95.9	5.9	—	—	151.5
Deferred income taxes	—	8.6	4.6	(0.1)	—	—	13.1
Prepaid expenses and other	—	16.2	34.7	0.6	—	—	51.5

Total current assets	—	197.9	1,690.2	98.4	—	(0.4)	1,986.1
Property and equipment, net	—	68.2	63.4	2.4	—	—	134.0
Goodwill	—	749.4	1,428.5	30.6	—	—	2,208.5
Other intangible assets, net	—	348.6	1,087.2	7.8	—	—	1,443.6
Deferred financing costs, net	—	49.3	—	—	—	—	49.3
Other assets	5.3	1.1	0.1	0.6	—	(5.9)	1.2
Investment from and advances to subsidiaries	158.5	2,881.2	—	—	—	(3,039.7)	—

Total assets	$163.8	$4,295.7	$4,269.4	$139.8	$—	$(3,046.0)	$5,822.7

Liabilities and shareholders’ Equity

Current liabilities:
Accounts payable—trade	$—	$16.3	$591.1	$35.1	$—	$(0.4)	$642.1
Accounts payable—inventory financing	—	—	252.9	—	—	—	252.9
Deferred revenue	—	—	65.7	0.3	—	—	66.0
Accrued expenses	—	202.3	143.7	5.9	—	—	351.9

Total current liabilities	—	218.6	1,053.4	41.3	—	(0.4)	1,312.9

Long-term liabilities:
Debt	—	3,680.8	—	—	—	—	3,680.8
Deferred income taxes	—	186.5	426.1	1.7	—	(5.3)	609.0
Accrued interest	—	6.9	—	—	—	—	6.9
Other liabilities	—	44.4	3.8	1.7	—	(0.6)	49.3

Total long-term liabilities	—	3,918.6	429.9	3.4	—	(5.9)	4,346.0

Total shareholders’ equity	163.8	158.5	2,786.1	95.1	—	(3,039.7)	163.8

Total liabilities and shareholders’ equity	$163.8	$4,295.7	$4,269.4	$139.8	$—	$(3,046.0)	$5,822.7

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

Condensed consolidating balance sheet

December 31, 2012

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$48.0	$—	$9.8	$—	$(19.9)	$37.9
Accounts receivable, net	—	—	1,217.7	67.3	—	—	1,285.0
Merchandise inventory	—	—	313.2	1.4	—	—	314.6
Miscellaneous receivables	—	61.7	82.0	4.8	—	—	148.5
Deferred income taxes	—	8.7	5.5	(0.1)	—	—	14.1
Prepaid expenses and other	—	10.1	24.4	0.1	—	—	34.6

Total current assets	—	128.5	1,642.8	83.3	—	(19.9)	1,834.7
Property and equipment, net	—	73.9	66.2	2.6	—	—	142.7
Goodwill	—	749.4	1,428.5	31.4	—	—	2,209.3
Other intangible assets, net	—	348.6	1,121.7	8.2	—	—	1,478.5
Deferred financing costs, net	—	53.2	—	—	—	—	53.2
Other assets	5.4	1.1	0.4	0.6	—	(5.9)	1.6
Investment in and advances to subsidiaries	131.1	2,946.0	—	—	—	(3,077.1)	—

Total assets	$136.5	$4,300.7	$4,259.6	$126.1	$—	$(3,102.9)	$5,720.0

Liabilities and shareholders’ Equity

Current liabilities:
Accounts payable-trade	$—	$16.5	$500.3	$21.7	$—	$(19.9)	$518.6
Accounts payable-inventory financing	—	—	249.2	—	—	—	249.2
Current maturities of long-term debt	—	40.0	—	—	—	—	40.0
Deferred revenue	—	—	57.8	—	—	—	57.8
Accrued expenses	—	139.3	157.4	5.9	—	—	302.6

Total current liabilities	—	195.8	964.7	27.6	—	(19.9)	1,168.2

Long-term liabilities:
Debt	—	3,731.0	—	—	—	—	3,731.0
Deferred income taxes	—	188.1	440.0	1.7	—	(5.5)	624.3
Accrued interest	—	8.0	—	—	—	—	8.0
Other liabilities	—	46.7	4.0	1.7	—	(0.4)	52.0

Total long-term liabilities	—	3,973.8	444.0	3.4	—	(5.9)	4,415.3
Total shareholders’ equity	136.5	131.1	2,850.9	95.1	—	(3,077.1)	136.5

Total liabilities and shareholders’ equity	$136.5	$4,300.7	$4,259.6	$126.1	$—	$(3,102.9)	$5,720.0

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

Consolidating statement of operations

Three months ended March 31, 2013

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Net sales	$—	$—	$2,289.8	$121.9	$—	$—	$2,411.7
Cost of sales	—	—	1,902.1	107.6	—	—	2,009.7

Gross profit	—	—	387.7	14.3	—	—	402.0
Selling and administrative expenses	—	25.7	216.7	9.1	—	—	251.5
Advertising expense	—	—	29.6	0.8	—	—	30.4

(Loss) income from operations	—	(25.7)	141.4	4.4	—	—	120.1
Interest (expense) income, net	—	(72.2)	—	0.1	—	—	(72.1)
Net loss on extinguishments of long-term debt	—	(3.9)	—	—	—	—	(3.9)
Management fee	—	0.9	—	(0.9)	—	—	—
Other income, net	—	—	0.3	0.1	—	—	0.4

(Loss) income before income taxes	—	(100.9)	141.7	3.7	—	—	44.5
Income tax benefit (expense)	—	37.7	(53.0)	(0.9)	—	—	(16.2)

(Loss) income before equity in earnings of subsidiaries	—	(63.2)	88.7	2.8	—	—	28.3
Equity in earnings of subsidiaries	28.3	91.5	—	—	—	(119.8)	—

Net income	$28.3	$28.3	$88.7	$2.8	$—	$(119.8)	$28.3

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

Consolidating statement of operations

Three months ended March 31, 2012

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Net sales	$—	$—	$2,213.0	$106.2	$—	$—	$2,319.2
Cost of sales	—	—	1,842.0	92.6	—	—	1,934.6

Gross profit	—	—	371.0	13.6	—	—	384.6
Selling and administrative expenses	—	25.8	217.2	8.6	—	—	251.6
Advertising expense	—	—	28.6	0.8	—	—	29.4

(Loss) income from operations	—	(25.8)	125.2	4.2	—	—	103.6
Interest (expense) income, net	—	(79.2)	0.3	—	—	—	(78.9)
Net loss on extinguishments of long-term debt	—	(9.4)	—	—	—	—	(9.4)
Management fee	—	1.4	—	(1.4)	—	—	—
Other (expense) income, net	—	(0.3)	0.1	—	—	—	(0.2)

(Loss) income before income taxes	—	(113.3)	125.6	2.8	—	—	15.1
Income tax benefit (expense)	—	48.8	(52.2)	(0.8)	—	—	(4.2)

(Loss) income before equity in earnings of subsidiaries	—	(64.5)	73.4	2.0	—	—	10.9
Equity in earnings of subsidiaries	10.9	75.4	—	—	—	(86.3)	—

Net income	$10.9	$10.9	$73.4	$2.0	$—	$(86.3)	$10.9

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

Condensed consolidating statement of comprehensive income

Three months ended March 31, 2013

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Comprehensive income	$25.9	$25.9	$88.7	$0.4	$—	$(115.0)	$25.9

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

Condensed consolidating statement of comprehensive income

Three months ended March 31, 2012

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Comprehensive income	$12.8	$12.8	$73.4	$3.8	$—	$(90.0)	$12.8

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

Condensed consolidating statement of cash flows

Three months ended March 31, 2013

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Net cash provided by operating activities	$—	$9.7	$171.7	$7.1	$—	$19.5	$208.0

Cash flows from investing activities:
Capital expenditures	—	(7.8)	(1.0)	—	—	—	(8.8)

Net cash used in investing activities	—	(7.8)	(1.0)	—	—	—	(8.8)

Cash flows from financing activities:
Repayments of long-term debt	—	(40.0)	—	—	—	—	(40.0)
Payments to extinguish long-term debt	—	(53.1)	—	—	—	—	(53.1)
Net change in accounts payable-inventory financing	—	—	3.7	—	—	—	3.7
Advances from (to) affiliates	—	166.7	(166.5)	(0.2)	—	—	—
Other financing activities	—	(0.1)	—	—	—	—	(0.1)

Net cash provided by (used in) financing activities	—	73.5	(162.8)	(0.2)	—	—	(89.5)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(0.5)	—	—	(0.5)

Net increase in cash and cash equivalents	—	75.4	7.9	6.4	—	19.5	109.2
Cash and cash equivalents—beginning of period	—	48.0	—	9.8	—	(19.9)	37.9

Cash and cash equivalents—end of period	$—	$123.4	$7.9	$16.2	$—	$(0.4)	$147.1

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

Condensed consolidating statement of cash flows

Three months ended March 31, 2012

(in millions)	Parent guarantor	Subsidiary issuer	Guarantor subsidiaries	Non-guarantor subsidiary	Co-issuer	Consolidating adjustments	Consolidated

Net cash (used in) provided by operating activities	$—	$(10.0)	$250.9	$8.2	$—	$(26.1)	$223.0

Cash flows from investing activities:
Capital expenditures	—	(2.8)	(5.4)	(0.1)	—	—	(8.3)

Net cash used in investing activities	—	(2.8)	(5.4)	(0.1)	—	—	(8.3)

Cash flows from financing activities:
Proceeds from borrowings under revolving credit facility	—	148.0	—	—	—	—	148.0
Repayments of borrowings under revolving credit facility	—	(148.0)	—	—	—	—	(148.0)
Repayments of long-term debt	—	(201.0)	—	—	—	—	(201.0)
Proceeds from issuance of long-term debt	—	135.7	—	—	—	—	135.7
Payments to extinguish long-term debt	—	(136.9)	—	—	—	—	(136.9)
Net change in accounts payable—inventory financing	—	—	(74.0)	—	—	—	(74.0)
Advances from (to) affiliates	—	167.7	(167.8)	0.1	—	—	—
Other financing activities	—	(2.2)	—	—	—	—	(2.2)

Net cash (used in) provided by financing activities	—	(36.7)	(241.8)	0.1	—	—	(278.4)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	0.3	—	—	0.3

Net (decrease) increase in cash and cash equivalents	—	(49.5)	3.7	8.5	—	(26.1)	(63.4)
Cash and cash equivalents—beginning of period	—	102.1	15.8	8.1	—	(26.1)	99.9

Cash and cash equivalents—end of period	$—	$52.6	$19.5	$16.6	$—	$(52.2)	$36.5

CDW Corporation and subsidiaries

Notes to consolidated financial statements

(Unaudited)

12. Subsequent events

On April 29, 2013, the Company entered into a new seven-year, $1,350.0 million aggregate principal amount senior secured term loan facility (the “New Term Loan Facility”). Substantially all of the proceeds were used to repay the $1,299.5 million outstanding aggregate principal amount of the Term Loan. The New Term Loan Facility was issued at a price of 99.75%. Borrowings under the New Term Loan Facility bear interest at LIBOR plus a margin ranging from 2.25% to 2.50% with a LIBOR floor of 1.00%. The New Term Loan Facility is subject to 0.25% quarterly amortization of the original principal amount, payable on a quarterly basis commencing with the quarter ending June 30, 2013. Additionally, the New Term Loan Facility is subject to similar requirements as was the Term Loan to make mandatory annual excess cash flow prepayments. Unlike the Term Loan, the New Term Loan Facility does not include a senior secured leverage ratio requirement or a hedging requirement. In connection with this refinancing, the Company expects to record a loss on extinguishment of long-term debt of $10.3 million in the consolidated statement of operations during the second quarter of 2013, primarily related to the write-off of unamortized deferred financing costs.

On May 31, 2013, the Company issued a conditional notice of redemption to the holders of the Senior Secured Notes notifying such holders that, subject to the completion of the Company’s proposed initial public offering of its common shares, the Company will use a portion of the net proceeds received from such offering to redeem $175.0 million aggregate principal amount of Senior Secured Notes at a redemption price of 108.000% plus accrued and unpaid interest thereon to the date of redemption.

In June 2013, the Company’s Board of Directors and shareholder approved the reclassification of the Company’s Class A common shares and Class B common shares into a single class of common shares and a 143.0299613-for-1 stock split, effective immediately. The par value of the common shares was maintained at $0.01 per share. All references to common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect the reclassification and stock split on a retroactive basis.

23,250,000 shares

CDW Corporation

Common stock

Prospectus

J.P. Morgan	Barclays	Goldman, Sachs & Co.

Deutsche Bank Securities		Morgan Stanley

Baird		Raymond James

William Blair	Needham & Company	Stifel

Loop Capital Markets		The Williams Capital Group, L.P.

Through and including July 21, 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.